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U.S. Cellular

Notice of Meeting and Proxy Statement for 2008 Annual Meeting of Shareholders and 2007 Annual Report

www.uscellular.com

Financial Highlights

(As of Dec. 31, 2007)

Service Revenues
(in billions)
$2.8
$3.2
$3.7
$4.0
$3.0
$2.0
$1.0
0
2005
2006
2007

Data Revenues
(in millions)
$131
$217
$368
$400
$300
$200
$100
0
2005
2006
2007

Average Revenue Per Unit
$45.24
$47.23
$51.13
$60
$45
$30
$15
0
2005
2006
2007

Cell Sites/
Retail Postpay Churn
8000
6000
4000
2000
2.0%
1.5%
1.0%
0.5%
0
5,925
6,383
2005
2006
2007
Cell Sites
Churn (%)

Comparison of Cumulative Five-Year Total Returns*

U.S. Cellular®, S&P 500, Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/07)

$400
$300
$200
$100
0
2002
2003
2004
2005
2006
2007
U.S. Cellular
S&P 500 Index
Dow Jones U.S. Telecommunicatons Index

*Cumulative total return assumes reinvestment of dividends. Assumes $100.00 invested at the close of trading on the last trading day in 2002 in U.S. Cellular Common Shares, S&P 500 Index, and the Dow Jones U.S. Telecommunications Index. The above represents selected information from the Stock Performance Graph included in the 2007 Annual Report. For complete information, please refer to the Shareholder Information section in Appendix I to the attached 2008 Proxy Statement.

All data provided below is for the year ended Dec. 31, 2007.

Financials

- $3.7 billion in service revenues
- $368 million in data revenues
- ARPU (average revenue per unit) of $51.13
- $863 million in cash flows from operating activities
- 1.4 percent retail postpay churn rate

Markets and Customers

- Total market population of consolidated operating markets: 45 million
- Own or have rights to acquire interests in 260 wireless markets
- 6.1 million total customers in 26 states
- 5.6 million net retail customers
- 8,400 associates

Network and Infrastructure

- Invested $565.5 million to build 434 new cell sites, increase capacity of existing cell sites, create new retail stores and remodel existing stores, and enhance office systems
- 6,383 total cell sites
- More than 400 U.S. Cellular-operated retail stores and 1,300 locations representing relationships with agents, dealers, and non-company retailers

UNITED STATES CELLULAR CORPORATION
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
Phone: (773) 399-8900
Fax: (773) 399-8936

April 15, 2008

        Note: To increase the efficiency of our financial communications, U.S. Cellular® no longer produces a traditional printed annual report. The accompanying letter to shareholders and Appendix I containing Exhibit 13 to U.S. Cellular's Form 10-K serve as the company's annual report to shareholders and are available, along with other financial and supplemental information, on the U.S. Cellular website, www.uscellular.com.

TO OUR SHAREHOLDERS

        United States Cellular Corporation is the nation's sixth-largest full-service wireless carrier. U.S. Cellular operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support, and a high-quality network. This strategy is the foundation for the company's success, resulting in both loyal customers and profitable growth.

2007 Overview

        We are pleased to report that U.S. Cellular achieved very strong operating and financial results in 2007, including record service revenues and operating income, and other highlights as follows:

  •
  The company added 333,000 net retail customers, bringing the total retail customer base to nearly 5.6 million—an increase of six percent. The total number of customers, including wholesale customers, increased to 6.1 million.

  •
  The retail postpay churn rate per month was 1.4 percent, compared to 1.6 percent for 2006.

  •
  Service revenues grew to $3.7 billion, an increase of 14 percent, and revenues related to data services increased 69 percent, to $368 million.

  •
  Operating income grew to $396 million, an increase of 37 percent.

  •
  Net income was $315 million or $3.56 per diluted share, up 75 percent from 2006.

  •
  Cash flows from operating activities were $863.1 million, an increase of 23 percent. During the year, U.S. Cellular paid off all outstanding balances under its revolving credit facility and, at December 31, 2007, had cash and cash equivalents of $205 million.

Services and Products

        The impressive gains in revenues related to data services, which represented 10 percent of total service revenues, were due to several factors:

  •
  The introduction of popular new data services, including Your Navigator™ and Napster to Go®, and the continued popularity of text and picture messaging.

  •
  The popularity of smart phones such as the BlackBerry 8830® and Moto Q™ and related data plans.

  •
  U.S. Cellular's out-the-door provisioning process, instituted in 2007, which enables customers to begin using their new data services immediately.

  •
  The ongoing popularity of the company's Family, Wide Area, and National calling plans.

        Increases in revenues from data services helped drive monthly average revenue per unit to $51.13 for the year, an eight percent increase over 2006. Customers also responded well to phones like the

MOTORAZR2, which holds 1000 songs, and the MOTOROKR Z6m (a U.S. Cellular exclusive), which comes packaged with Napster to Go®. U.S. Cellular also introduced My Contacts Backup, a free data service that enables customers to coordinate their contacts list with Microsoft Outlook®, Outlook Express®, and Yahoo!® Mail. We believe that customer demand for data services and data-intensive, multi-use devices will continue to grow in the future.

Network and Infrastructure

        The quality of U.S. Cellular's network enables the company to provide an excellent communications experience to its customers. In 2007, the company received its fourth consecutive award for "Highest Call Quality Performance Among Wireless Cell Phone Users in North Central Region" in J.D. Power and Associates' Wireless Call Quality Performance StudySM—Volume 2. U.S. Cellular also was voted the top contract/postpay wireless provider by readers of PC Magazine.

        To further improve the call experience for its customers, U.S. Cellular invested $565.5 million in its network and infrastructure in 2007, building 434 new cell sites, increasing capacity at existing cell sites and switches, building new retail stores and remodeling existing locations, and enhancing its office data systems.

        As of December 31, 2007, U.S. Cellular had a total of 6,383 cell sites and 400 U.S. Cellular-operated retail stores, and 1,300 locations, representing agents, dealers, and non-company retailers.

Geographic Footprint

        In 2007, U.S. Cellular strategically enhanced its geographic footprint through purchases, exchanges, and auction activities. As of the end of 2007, the total market population of the company's consolidated operating markets was 45 million, and U.S. Cellular owned or had rights to acquire interests in 260 wireless markets.

        In February 2007, the company purchased all of the membership interests of Iowa 15 Wireless, LLC, and obtained the 25 megahertz (MHz) Federal Communications Commission (FCC) cellular license to provide wireless service in the Iowa Rural Service Area 15.

        In the fourth quarter of 2007, U.S. Cellular agreed to deliver personal communication service spectrum in eight licenses covering portions of Illinois to Sprint Nextel in exchange for more strategically useful spectrum in eight licenses covering portions of Iowa, Oklahoma, West Virginia, and Maryland. The exchange transaction closed on March 19, 2008 and did not include any cash, customers, network assets, or other assets.

New spectrum from Auction 73

        U.S. Cellular participated indirectly through its interest in King Street Wireless, L.P., in Auction 73, the FCC auction of spectrum in the 700 MHz band. King Street Wireless was the provisional winning bidder for 152 licenses for aggregate bids of approximately $300 million, net of its anticipated designated entity discount of 25 percent. As of March 31, 2008, the FCC had not yet awarded any of the licenses to winning bidders. The licenses expected to be awarded to King Street Wireless cover areas that overlap or are proximate or contiguous to areas covered by licenses that U.S. Cellular currently owns, operates, and/or consolidates in its financial statements.

Share Repurchases

        To partially offset dilution from associate stock options, restricted stock, and various benefit plans, U.S. Cellular repurchased 1,006,000 shares in 2007 at a total cost of $83.3 million.

Gain on Investments

        The forward contracts related to U.S. Cellular's investment in Vodafone American Depository Receipts (ADRs) matured on May 7, 2007. U.S. Cellular delivered the Vodafone ADRs in settlement of the forward contracts and sold the remaining shares, recording a $131.7 million pre-tax gain on the settlement of the forward contracts and sale of the remaining shares.

Remediation Progress and Credit Rating Upgrade

        In the fourth quarter of 2007, U.S. Cellular and its parent, TDS, made significant progress in improving internal control over financial reporting. The material weaknesses related to personnel and accounting knowledge and fixed assets were reduced to the levels of deficiency and significant deficiency, respectively. In addition, the companies made progress toward remediating the remaining material weakness, related to income tax accounting.

        We're pleased to report that, as a result of this remediation progress, Standard & Poor's (S&P) Ratings Services upgraded both companies' credit ratings to BBB- with a positive outlook, from BB+. S&P indicated that it will further upgrade the rating for TDS and U.S. Cellular to BBB when the remaining material weakness is remediated, assuming continuation of the companies' favorable operating trends and conservative balance sheets.

Associates

        U.S. Cellular's 8,400 associates are committed to providing excellent service—the foundation of our customer satisfaction strategy. In our 2007 Culture Survey (performed annually), 99 percent of participating associates agreed that serving customers was their highest priority. U.S. Cellular is equally committed to its associates. We believe that satisfied associates are the key to satisfied customers. Our commitment to associates was reflected in several workplace awards we received in 2007:

  •
  Best Large Company to Work for in Oklahoma, OKCBusiness® and Best Companies Group

  •
  Best Large Company to Work for in Oregon, Oregon Business magazine

  •
  St. Louis Great Workplace Awards, St. Louis Business Magazine

Diversity and Inclusion

        At U.S. Cellular, we value differences and believe a diverse and inclusive workforce is critical to business success. Respect for our associates and customers creates an environment motivated by ethics, empowerment, and business performance. Our diversity and inclusion strategy focuses on five areas: workforce, workplace, marketplace, suppliers, and community. In 2007, U.S. Cellular was named Reader's Choice: Best Diversity Company by Diversity/Careers in Engineering and Information Technology.

Supplier Diversity

        U.S. Cellular is committed to building solid vendor relationships, creating access to all vendors, and widening opportunities to include businesses owned by minorities and women. In 2007, we met with 300 such business owners, and participated in an outreach conference for minority- and woman-owned businesses to promote diversity among our suppliers.

Communities

        U.S. Cellular focuses on improving the quality of life in the areas where we do business. We focus our community efforts on nonprofit organizations serving economically disadvantaged youth, families, and seniors—connecting people with opportunities for a better life. Here are just a few of the ways U.S. Cellular contributed to our communities in 2007:

  •
  Contributed more than $3.1 million to nonprofit organizations, including $1.6 million in associate contributions and matching funds during the United Way campaign. U.S. Cellular received the United Way of Metropolitan Chicago's Communications Pillar Award for exceptional communications during the campaign.

  •
  Invested in 70 organizations through grants, phone donations, and other philanthropic support.

  •
  Volunteered more than 3,600 associate hours, with nearly 1,000 associates participating in 160 projects.

  •
  Donated phones and one year of free service to 24 nonprofits, and hosted free calling programs that enabled the homeless, seniors, and members of the military to connect with loved ones.

Government Relations

        In 2007, U.S. Cellular launched the Connecting Rural America campaign to protect both rural America's right to receive affordable wireless telecommunications services and the Universal Service Fund (USF) that helps U.S. Cellular provide those services, by opposing the imposition of a cap on the funds available to wireless carriers. The campaign reached out to members of the FCC and the U.S. Congress, and included our testimony at a special hearing of the U.S. Senate Committee on Commerce, Science, and Transportation.

Looking Forward

        In 2008, our associates will continue to focus on delivering the very best in customer satisfaction through expanded product and service offerings, a high-quality network, and outstanding customer service at every point of contact.

2008 Objectives

  •
  Focus on adding core retail postpay customers and growing profitably in our existing markets. No significant new market launches are planned for 2008.

  •
  Roll out new branding and advertising to further differentiate U.S. Cellular from our competitors.

  •
  Add popular and profitable new data services.

  •
  Add more data-intensive smart phones and multi-use devices.

  •
  Roll out 3G/EVDO services in several additional metro markets by the end of the year.

  •
  Work with industry partners on standards for Long-Term Evolution network technology for 4G services.

        We extend our heartfelt thanks to all of our associates for helping us achieve outstanding results in 2007, and to you, our shareholders, for your continued support. Customers expect it. And we deliver!

Cordially yours,

John E. Rooney President and Chief Executive Officer	LeRoy T. Carlson, Jr. Chairman

UNITED STATES CELLULAR CORPORATION
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
Phone: (773) 399-8900
Fax: (773) 399-8936

April 15, 2008

Dear Fellow Shareholders:

        You are cordially invited to attend our 2008 annual meeting on Tuesday, May 20, 2008, at 8:30 a.m., Chicago time, at The Westin O'Hare, 6100 North River Road, Rosemont, Illinois. At the meeting, we will report on the plans and accomplishments of United States Cellular Corporation.

        The formal notice of the meeting and our board of directors' proxy statement are enclosed. Appendix I to the proxy statement contains audited financial statements and certain other financial information for the year ended December 31, 2007, as required by the rules and regulations of the Securities and Exchange Commission ("SEC"). At the 2008 annual meeting, shareholders are being asked to take the following actions:

  1.
  elect three Class III directors;

  2.
  consider and approve an amended Non-Employee Director Compensation Plan, as more fully described in the accompanying proxy statement;

  3.
  consider and approve the 2009 Employee Stock Purchase Plan, as more fully described in the accompanying proxy statement; and

  4.
  ratify the selection of independent registered public accountants for the current fiscal year.

        The board of directors recommends a vote "FOR" its nominees for election as directors, "FOR" the proposal to approve an amended Non-Employee Director Compensation Plan, "FOR" the proposal to approve the 2009 Employee Stock Purchase Plan and "FOR" the proposal to ratify accountants.

        Our board of directors and members of our management team will be at the annual meeting to meet with you and discuss our record of achievement and plans for the future. Your vote is important. Therefore, please sign and return the enclosed proxy card, whether or not you plan to attend the meeting.

        We look forward to visiting with you at the annual meeting.

Very truly yours,

LeRoy T. Carlson, Jr. Chairman	John E. Rooney President and Chief Executive Officer

Please sign and return the enclosed proxy card(s) promptly or vote on the Internet using the instructions on the proxy card

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT
AND
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 20, 2008

TO THE SHAREHOLDERS OF

UNITED STATES CELLULAR CORPORATION

        We will hold the 2008 annual meeting of the shareholders of United States Cellular Corporation ("U.S. Cellular") (American Stock Exchange symbol: "USM"), a Delaware corporation, at The Westin O'Hare, 6100 North River Road, Rosemont, Illinois, on Tuesday, May 20, 2008, at 8:30 a.m., Chicago time. At the meeting, we are asking shareholders to take the following actions:

  1.
  To elect three Class III members of the board of directors. Your board of directors recommends that you vote FOR its nominees for Class III directors.

  2.
  To consider and approve an amended Non-Employee Director Compensation Plan, as more fully described in the accompanying proxy statement. Your board of directors recommends that you vote FOR this proposal.

  3.
  To consider and approve the 2009 Employee Stock Purchase Plan, as more fully described in the accompanying proxy statement. Your board of directors recommends that you vote FOR this proposal.

  4.
  To consider and vote upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the year ending December 31, 2008. Your board of directors recommends that you vote FOR this proposal.

  5.
  To transact such other business as may properly come before the meeting or any adjournments thereof.

        We are first sending this notice of annual meeting of shareholders and Proxy Statement to you on or about April 15, 2008.

        We have fixed the close of business on March 26, 2008 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting or any adjournments thereof.

        The following additional information is being provided as required by new SEC rules:

The proxy statement and annual report to shareholders are available at www.uscellular.com under Investor Relations—Proxy Vote, or at www.uscellular.com/investor/2008proxy.

        The following items have been posted to this Web site:

  1.
  Proxy Statement for the 2008 Annual Meeting

  2.
  Annual Report to Shareholders for 2007 (included as an appendix to the Proxy Statement for the 2008 Annual Meeting)

  3.
  Form of Proxy Card

        Any control/identification numbers that you need to vote are set forth on your proxy card if you are a record holder, or on your voting instruction card if you hold shares through a broker, dealer or bank.

        The location where the annual meeting will be held is The Westin O'Hare Hotel. This is located in Rosemont, Illinois north of Interstate 90 and south of Higgins Road at 6100 North River Road, which is located east of Interstate 294 and west of Dee Road.

VOTING INFORMATION

What is the record date for the meeting?

        The close of business March 26, 2008 is the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting or any adjournments thereof.

        A complete list of shareholders entitled to vote at the annual meeting, arranged in alphabetical order and by voting group, showing the address of and number of shares held by each shareholder, will be kept open at the offices of U.S. Cellular, 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631, for examination by any shareholder during normal business hours, for a period of at least ten days prior to the annual meeting.

What shares of stock entitle holders to vote at the meeting?

        We have the following classes or series of stock outstanding, each of which entitles holders to vote at the meeting:

  •
  Common Shares; and

  •
  Series A Common Shares.

        The Common Shares are listed on the American Stock Exchange under the symbol "USM."

        No public market exists for the Series A Common Shares, but the Series A Common Shares are convertible on a share-for-share basis into Common Shares.

        On March 26, 2008, U.S. Cellular had outstanding 54,463,395 Common Shares, par value $1.00 per share (excluding 604,824 shares held by U.S. Cellular and a subsidiary of U.S. Cellular), and 33,005,877 Series A Common Shares, par value $1.00 per share. As of March 26, 2008, no shares of Preferred Stock, par value $1.00 per share, of U.S. Cellular were outstanding.

        Telephone and Data Systems, Inc., a Delaware corporation (American Stock Exchange Listing Symbols TDS and TDS.S) ("TDS"), is the sole holder of Series A Common Shares and holds 37,782,826 Common Shares, representing approximately 69.4% of the Common Shares. By reason of such holdings, TDS has the voting power to elect all the directors of U.S. Cellular and has approximately 95.7% of the voting power with respect to matters other than the election of directors.

What is the voting power of the outstanding shares in the election of directors?

        The following shows certain information relating to the outstanding shares and voting power of such shares in the election of directors as of the record date:

Class or Series of Common Stock	Outstanding Shares	Votes per Share	Voting Power	Number of Directors Elected by Class or Series	Number of Directors Standing for Election
Series A Common Shares	33,005,877	10	330,058,770	6	2
Common Shares	54,463,395	1	54,463,395	3	1

Total				9	3

What is the voting power of the outstanding shares in matters other than the election of directors?

Class or Series of Common Stock	Outstanding Shares	Votes per Share	Total Voting Power	Percent
Series A Common Shares	33,005,877	10	330,058,770	85.8%
Common Shares	54,463,395	1	54,463,395	14.2%

Total			384,522,165	100.0%

2

How may shareholders vote in the election of directors in Proposal 1?

        Holders of Common Shares may, with respect to the election of the one Class III director to be elected by the holders of Common Shares, vote FOR the election of such director nominee or WITHHOLD authority to vote for such director nominee.

        TDS, as the sole holder of Series A Common Shares may, with respect to the election of the two Class III directors to be elected by the holder of Series A Common Shares, vote FOR the election of such director nominees or WITHHOLD authority to vote for such director nominees.

        TDS has advised U.S. Cellular that it intends to vote FOR the board of directors' nominees for election as Class III directors.

How may shareholders vote with respect to the amended Non-Employee Director Compensation Plan in Proposal 2?

        Shareholders may, with respect to the proposal to approve the amended Non-Employee Director Compensation Plan:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on this proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the approval of the amended Non-Employee Director Compensation Plan.

How may shareholders vote with respect to the 2009 Employee Stock Purchase Plan in Proposal 3?

        Shareholders may, with respect to the proposal to approve the 2009 Employee Stock Purchase Plan:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on this proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the approval of the 2009 Employee Stock Purchase Plan.

How may shareholders vote with respect to Proposal 4?

        With respect to the proposal to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for 2008, shareholders may:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on the proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the ratification of the selection of PricewaterhouseCoopers LLP.

How do I vote?

        Proxies are being requested from the holders of Common Shares in connection with the election of one Class III director, the approval of the amended Non-Employee Director Plan, the approval of the

3

2009 Employee Stock Purchase Plan and the ratification of independent registered public accountants. Whether or not you plan to attend the meeting, please sign and mail your proxy in the enclosed self-addressed envelope to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, Rhode Island 02940-5138. You have the power to revoke your proxy at any time before it is voted, and the giving of a proxy will not affect your right to vote in person if you attend the annual meeting.

How will proxies be voted?

        All properly executed and unrevoked proxies received in the accompanying form in time for the 2008 annual meeting will be voted in the manner directed on the proxies.

        If no direction is made, a proxy by any shareholder will be voted FOR the election of the named director nominee to serve as a Class III director, FOR the proposal to approve the amended Non-Employee Director Compensation Plan, FOR the proposal to approve the 2009 Employee Stock Purchase Plan and FOR the proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2008.

        If a proxy indicates that all or a portion of the votes represented by such proxy are not being voted with respect to a particular matter, such non-votes will not be considered present and entitled to vote on such matter. However, the shares represented by such proxies may be considered present and entitled to vote on other matters and will count for purposes of determining the presence of a quorum.

What constitutes a quorum for the meeting?

        In the election of directors, where a separate vote by a class or voting group is required, the holders of a majority of the votes of the stock of such class or voting group, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter.

        The holders of a majority of the votes of the stock issued and outstanding and entitled to vote with respect to each of the other proposals, present in person or represented by proxy, will constitute a quorum at the annual meeting in connection with each of such other proposals.

What vote is required for the election of directors in Proposal 1?

        The election of directors requires the affirmative vote of a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on such matter at the annual meeting. Accordingly, if a quorum of such shares is present at the annual meeting, the person receiving the plurality of votes of the holders of shares entitled to vote with respect to the election of such directors will be elected to serve as a director. Because the election of each director requires only the affirmative vote of a plurality of the shares present in person or represented by proxy and entitled to vote with respect to such matter, withholding authority to vote for the nominee and non-votes with respect to the election of the directors will not affect the outcome of the election of the directors.

What vote is required with respect to Proposals 2, 3 and 4?

        If a quorum is present at the annual meeting, the proposals to approve the amended Non-Employee Director Plan and the 2009 Employee Stock Purchase Plan, and to ratify independent registered public accountants will require the affirmative vote of a majority of the voting power of the Common Shares and Series A Common Shares voting together and present in person or represented by proxy and entitled to vote on such matter at the annual meeting. A vote to abstain from voting on such proposals will be treated as a vote against such proposals. Non-votes with respect to such proposals will not affect the determination of whether such proposals are approved.

4

PROPOSAL 1
ELECTION OF DIRECTORS

        The nominees for election as Class III directors are identified in the table below. In the event any nominee, who has expressed an intention to serve if elected, fails to stand for election, the persons named in the proxy presently intend to vote for a substitute nominee if one is designated by the board of directors.

Nominees

        The following persons, if elected at the 2008 annual meeting of shareholders, will serve as Class III directors until the 2011 annual meeting of shareholders, or until their successors are elected and qualified:

Class III Directors—Terms Scheduled to Expire in 2008

        The following persons are current Class III directors whose terms will expire at the 2008 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
J. Samuel Crowley	57	Director of U.S. Cellular and former Chief Operating Officer of Gold's Gym International	1998

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson, Jr.	61	Chairman and Director of U.S. Cellular and President and Chief Executive Officer of TDS	1984
Walter C.D. Carlson	54	Director of U.S. Cellular, non-executive Chairman of the Board of TDS and Partner, Sidley Austin LLP, Chicago, Illinois	1989

Background of Class III Directors

        J. Samuel Crowley.    J. Samuel Crowley was the chief operating officer of Gold's Gym International, the nation's largest chain of co-ed fitness facilities, from November 2005 through August 2007. Between January 2004 and October 2005, Mr. Crowley was a private investor and prior to that, he was Senior Vice President—New Ventures at Michaels Stores, Inc., a publicly-held national specialty retail company, from August 2002 until December 2003. Prior to that, Mr. Crowley was a business strategy consultant with Insider Marketing, a high tech marketing consulting firm, from April 2000 until July 2002. He was previously employed by CompUSA, Inc., a national retailer and reseller of personal computers and related products and services, for more than five years, most recently as executive vice president of operations between 1995 and 2000. Mr. Crowley is a current Class III director who was previously elected by holders of Common Shares.

        LeRoy T. Carlson, Jr.    LeRoy T. Carlson, Jr., has been the Chairman (an executive officer) of U.S. Cellular, and the President and Chief Executive Officer (an executive officer) of TDS, for more than five years. Mr. Carlson also serves on the board of directors of TDS. He is also a director and Chairman (an executive officer) of TDS Telecommunications Corporation ("TDS Telecom"), a subsidiary of TDS which operates local telephone companies. He is the son of LeRoy T. Carlson and the brother of Walter C.D.

5

Carlson. LeRoy T. Carlson, Jr. is a current Class III director who was previously elected by TDS as the sole holder of Series A Common Shares.

        Walter C.D. Carlson.    Walter C.D. Carlson has been a partner of the law firm of Sidley Austin LLP for more than five years and is a member of its executive committee. The law firm of Sidley Austin LLP provides legal services to U.S. Cellular and TDS on a regular basis. See "Certain Relationships and Related Transactions" below. Mr. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries. Mr. Carlson serves on the board of directors of TDS and was elected non-executive Chairman of the Board of TDS in February 2002. He is the son of LeRoy T. Carlson and the brother of LeRoy T. Carlson, Jr. Walter C.D. Carlson is a current Class III director who was previously elected by TDS as the sole holder of Series A Common Shares.

        The board of directors recommends a vote "FOR" the above nominees.

        The following additional information is provided in connection with the election of directors.

Other Directors

Class I Directors—Terms Scheduled to Expire in 2009

        The following persons are current Class I directors whose terms expire at the 2009 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Harry J. Harczak, Jr.	51	Director of U.S. Cellular and former Executive Vice President of CDW Corporation	2003

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson	91	Director of U.S. Cellular and Chairman Emeritus of TDS	1987
John E. Rooney	65	President and Chief Executive Officer of U.S. Cellular	2000

Background of Class I Directors

        Harry J. Harczak, Jr.    Mr. Harczak was an officer of CDW between 1994 and 2007, where he was successively the chief financial officer, executive vice president of sales and executive vice president. Prior to CDW, Mr. Harczak was a partner at PricewaterhouseCoopers LLP. CDW is a provider of technology products and services and was a public company until it was acquired and became privately held in 2007. In 2007, U.S. Cellular purchased $276,986 and TDS purchased an additional $4,636 in products and services from CDW. This interest was not considered to be a direct or indirect material interest to Mr. Harczak under SEC rules, but is disclosed voluntarily, as discussed below.

        LeRoy T. Carlson.    LeRoy T. Carlson was appointed Chairman Emeritus (an executive officer) of TDS in February 2002. Prior to that time, he was the Chairman of TDS for more than five years. Mr. Carlson's term as a member of the TDS board of directors will expire at the TDS 2008 annual meeting on May 22, 2008, and Mr. Carlson is not standing for re-election as a TDS director. He will become a director emeritus of TDS following the TDS 2008 annual meeting. Mr. Carlson is the father of LeRoy T. Carlson, Jr. and Walter C.D. Carlson.

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        John E. Rooney.    John E. Rooney has been the President and Chief Executive Officer of U.S. Cellular (an executive officer of U.S. Cellular and a deemed executive officer of TDS) for more than five years. Mr. Rooney is currently a director of First Midwest Bancorp, Inc., a diversified financial services company.

Class II Directors—Terms Scheduled to Expire in 2010

        The following persons are current Class II directors whose terms expire at the 2010 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Paul-Henri Denuit	73	Director of U.S. Cellular and former Chairman of the Board of Directors and Managing Director—S.A. Coditel	1988

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Ronald E. Daly	61	Director of U.S. Cellular and Private Investor	2004
Kenneth R. Meyers	54	Director and Chief Accounting Officer of U.S. Cellular and Executive Vice President and Chief Financial Officer of TDS	1999

Background of Class II Directors

        Paul-Henri Denuit.    Prior to retiring from S.A. Coditel at the end of May 2001, Paul-Henri Denuit served as managing director of S.A. Coditel for more than five years. He was also the chairman of its board of directors.

        Ronald E. Daly.    Mr. Daly is a private investor. Mr. Daly was the president and chief executive officer of Océ-USA Holding, Inc. between November 2002 and September 2004. Océ-USA Holding, Inc. is the North American operations of Netherlands based Océ-N.V., a publicly-held global supplier of high-technology digital document management and delivery solutions. Prior to joining Océ-USA Holding, Inc., Mr. Daly worked 38 years for R.R. Donnelley, most recently as president of R.R. Donnelley Printing Solutions. Mr. Daly also serves as a director of SuperValu, a major distributor, wholesaler and retailer in the food service industry.

        Kenneth R. Meyers.    Kenneth R. Meyers was appointed Executive Vice President and Chief Financial Officer (an executive officer) of TDS and Chief Accounting Officer (an executive officer) of U.S. Cellular and of TDS Telecom, effective January 1, 2007. Prior to that, he was the Executive Vice President—Finance, Chief Financial Officer and Treasurer (an executive officer) of U.S. Cellular for more than five years. Mr. Meyers was also appointed as a director of TDS and TDS Telecom effective January 1, 2007.

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CORPORATE GOVERNANCE

Board of Directors

        The business and affairs of U.S. Cellular are managed by or under the direction of the board of directors. The board of directors consists of nine members. Holders of Common Shares elect 25% of the directors rounded up to the nearest whole number, or three directors based on a board size of nine directors. TDS, as the sole holder of Series A Common Shares, elects the remaining six directors. As of the record date, TDS has 100% of the voting power in the election of such six directors, approximately 69.4% of the voting power in the election of the remaining three directors and approximately 95.7% of the voting power in all other matters.

        U.S. Cellular's Code of Ethics for directors is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—BOD Code of Ethics.

Director Independence and American Stock Exchange Listing Standards

        Because the U.S. Cellular Common Shares are listed on the American Stock Exchange, U.S. Cellular is required to comply with listing standards applicable to companies that have equity securities listed on the American Stock Exchange.

        Under the listing standards of the American Stock Exchange, U.S. Cellular is a "controlled company" as such term is defined by the American Stock Exchange. U.S. Cellular is a controlled company because over 50% of the voting power of U.S. Cellular is held by TDS. Accordingly, it is exempt from certain listing standards that require listed companies that are not controlled companies to (i) have a board composed of a majority of directors that qualify as independent under the rules of the American Stock Exchange, (ii) have certain compensation approved by a compensation committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange, and (iii) have director nominations be made by a committee comprised solely of directors, or by a majority of directors, that qualify as independent under the rules of the American Stock Exchange.

        As a controlled company, U.S. Cellular is required to have at least three directors who qualify as independent to serve on the Audit Committee. The U.S. Cellular board of directors has determined that all three members of the U.S. Cellular Audit Committee, J. Samuel Crowley, Paul-Henri Denuit and Harry J. Harczak, Jr., do not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and qualify as independent under the listing standards of the American Stock Exchange, as well as Section 10A-3 under the Securities Exchange Act of 1934, as amended. In addition, although not required to do so, the U.S. Cellular board of directors also has determined that Ronald E. Daly does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and qualifies as independent under the listing standards of the American Stock Exchange, as well as the rules of the SEC. As a result, four of the nine directors, or 44% of the directors, have been determined to qualify as independent under the listing standards of the American Stock Exchange.

        U.S. Cellular certifies compliance with specified listing standards to the American Stock Exchange on an annual basis. U.S. Cellular certified that it was in compliance with such American Stock Exchange listing standards in 2007 and expects to make a similar certification in 2008.

        On January 17, 2008, the American Stock Exchange announced that it had entered into an agreement to be acquired by the New York Stock Exchange, subject to regulatory approvals. At this time, it is not known to what extent, if any, such an acquisition would affect U.S. Cellular's listing or listing requirements.

Meetings of Board of Directors

        Our board of directors held six meetings during 2007. Each incumbent director attended at least 75 percent of the total number of meetings of the board of directors (held during 2007 at which time such person was a director) and at least 75 percent of the total number of meetings held by each

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committee of the board on which such person served (during the periods of 2007 that such person served).

Audit Committee

        The primary function of the Audit Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the quality, integrity and annual independent audit of U.S. Cellular's financial statements and other matters set forth in the charter for the Audit Committee, a copy of which is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Audit Comm. Charter.

        The Audit Committee is currently composed of three members who are not officers or employees of U.S. Cellular or any parent or subsidiary of U.S. Cellular and have been determined by the board of directors not to have any other relationship with U.S. Cellular that would interfere with their exercise of independent judgment in carrying out the responsibilities of a director. The board of directors has also determined that such directors qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Except as required by listing standards or SEC rule, U.S. Cellular does not have any categorical standards of independence that must be satisfied. The current members of the Audit Committee are J. Samuel Crowley (chairperson), Paul-Henri Denuit and Harry J. Harczak, Jr. The board of directors has determined that each of the members of the Audit Committee is "independent" and "financially sophisticated" as such terms are defined by the American Stock Exchange.

        In addition, although Mr. Harczak previously was an executive officer of CDW, which provides products and services to U.S. Cellular and its affiliates, this interest was not considered to be a direct or indirect material interest to Mr. Harczak under SEC rules. Nevertheless, U.S. Cellular has elected to disclose the dollar amount of such products and services in this proxy statement. As set forth above under "Election of Directors," U.S. Cellular purchased $276,986 and TDS purchased an additional $4,636 in products and services from CDW in 2007.

        The board has made a determination that Harry J. Harczak, Jr. is an "audit committee financial expert" as such term is defined by the SEC.

        In accordance with the SEC's safe harbor rule for "audit committee financial experts," no member designated as an audit committee financial expert shall (i) be deemed an "expert" for any other purpose or (ii) have any duty, obligation or liability that is greater than the duties, obligations and liability imposed on a member of the board or the audit committee not so designated. Additionally, the designation of a member or members as an "audit committee financial expert" shall in no way affect the duties, obligations or liability of any member of the audit committee, or the board, not so designated.

        The Audit Committee held eleven meetings during 2007.

Pre-Approval Procedures

        The Audit Committee adopted a policy, effective May 6, 2003, as amended as of February 17, 2004 and November 1, 2005, pursuant to which all audit and non-audit services must be pre-approved by the Audit Committee. Under no circumstances may U.S. Cellular's principal external accountant provide services that are prohibited by the Sarbanes Oxley Act of 2002 or rules issued thereunder. Non-prohibited audit related services and certain tax and other services may be provided to U.S. Cellular, subject to such pre-approval process and prohibitions. The Audit Committee has delegated to the chairperson of the Audit Committee the authority to pre-approve services by the independent registered public accountants and to report such approvals to the full Audit Committee at each of its regularly scheduled meetings. The pre-approval policy relates to all services provided by U.S. Cellular's principal external auditor and does not include any de minimis exception.

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Review, approval or ratification of transactions with related persons

        The Audit Committee Charter provides that the Audit Committee shall "be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the American Stock Exchange." Section 120 of the American Stock Exchange Company Guide, Certain Relationships And Transactions, provides that "Related party transactions must be subject to appropriate review and oversight by the company's Audit Committee or a comparable body of the Board of Directors."

        In general, "related party transactions" include transactions required to be disclosed in U.S. Cellular's proxy statement pursuant to Item 404 of Regulation S-K of the SEC. Pursuant to Item 404, U.S. Cellular is required to disclose any transaction, which includes any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or a series of transactions, that has taken place since the beginning of U.S. Cellular's last fiscal year or any currently proposed transaction in which: 1. U.S. Cellular was or is to be a participant, 2. the amount involved exceeds $120,000 and 3. any "related person" had or will have a direct or indirect material interest in the transaction during any part of the fiscal year. For this purpose, in general, the term "related person" includes any director or executive officer of U.S. Cellular, any nominee for director, any beneficial owner of more than five percent of any class of U.S. Cellular's voting securities and any "immediate family member" of such persons, within the meaning of Item 404.

        Accordingly, pursuant to such provisions, the U.S. Cellular Audit Committee has review and oversight responsibilities over transactions that are deemed to be related-party transactions under Section 120 of the American Stock Exchange Company Guide. Other than the foregoing provisions, U.S. Cellular has no further written document evidencing policies and procedures relating to (i) the types of transactions that are covered by such policies and procedures; (ii) the standards to be applied pursuant to such policies and procedures; or (iii) the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures.

        Since the beginning of the last fiscal year, the U.S. Cellular Audit Committee exercised oversight over related-party transactions, but did not take any formal action to approve any related-party transactions.

Compensation Committee

        U.S. Cellular does not have a formal standing compensation committee for all executive compensation, except that long-term equity compensation of executive officers is approved by the Stock Option Compensation Committee, as discussed below. However, LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, functions as the compensation committee for all matters not within the authority of the Stock Option Compensation Committee, but does not do so pursuant to a charter. LeRoy T. Carlson, Jr. does not approve any compensation to himself as Chairman. Mr. Carlson receives no compensation directly from U.S. Cellular. Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of Mr. Carlson's salary and bonus paid by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." John E. Rooney, President and Chief Executive Officer of U.S. Cellular, makes recommendations with respect to compensation for the other named executive officers. For further information, see "Compensation Discussion and Analysis" below.

        The basis for the view of the board of directors that it is appropriate for U.S. Cellular not to have a formal independent compensation committee for all executive compensation is that it is controlled by TDS. As a controlled corporation, U.S. Cellular is not required to have an independent compensation committee under listing standards of the American Stock Exchange. As a controlled company, except with respect to matters within the authority of the Stock Option Compensation Committee, U.S. Cellular considers it sufficient and appropriate that LeRoy T. Carlson, Jr., who is a director and president and chief executive officer of TDS, approves compensation decisions for U.S. Cellular. As a result of Mr. Carlson's position with TDS, which is the majority shareholder of TDS, he represents the interests of all shareholders of U.S. Cellular in his compensation decisions.

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Stock Option Compensation Committee

        Although it is not required to do so under American Stock Exchange listing standards, U.S. Cellular has a Stock Option Compensation Committee comprised solely of directors that qualify as independent under the rules of the American Stock Exchange. In addition, the Stock Option Compensation Committee is comprised of at least two non-employee members of the U.S. Cellular board of directors, each of whom is an "outside director" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended, and a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

        The Stock Option Compensation Committee of our board of directors currently consists of J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit. The principal functions of the Stock Option Compensation Committee are to consider and approve long-term compensation for executive officers and to consider and recommend to our board of directors new long-term compensation plans or changes in existing plans. The Compensation Committee held six meetings during 2007.

        A copy of the current charter of the Stock Option Compensation Committee is not available on U.S. Cellular's web site and, accordingly, is attached hereto as Exhibit A.

        The Stock Option Compensation Committee may delegate power and authority to the Chairman of U.S. Cellular or any executive officer of U.S. Cellular or as otherwise permitted by any applicable long-term incentive plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of U.S. Cellular who are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or as otherwise provided in any applicable long-term incentive plan.

        The executive officers who are subject to Section 16 requirements are set forth under the caption "Executive Officers" in this proxy statement. Except with respect to such persons, the Company's long-term incentive plan does not otherwise currently restrict the ability of the Stock Option Compensation Committee to delegate its power and authority with respect to other persons. As a result, currently the Stock Option Compensation Committee may delegate its power and authority to the Chairman of the Company or any executive officer of the Company except with respect to the long-term stock compensation of the persons identified under the caption "Executive Officers".

        The Stock Option Compensation Committee has not delegated any authority with respect to the executive officers identified in the below Summary Compensation Table.

Compensation Consultant

        Towers-Perrin is U.S. Cellular's primary compensation consultant and is engaged by the U.S. Cellular Human Resources department, rather than by the Chairman who functions as the compensation committee, or the Stock Option Compensation Committee. U.S. Cellular's Human Resources Department supports the Chairman and the Stock Option Compensation Committee in their functions, and uses information produced by the consultant in such support. Such consultant did not provide any advice as to director compensation and only provided advice as to compensation to officers and employees.

        In 2007, the role of such compensation consultant in determining or recommending the amount or form of executive officer compensation was to provide recommendations on the type and amount of compensation to be granted to officers and non-officers.

        The nature and scope of the assignment, and the material elements of the instructions or directions given to such consultant with respect to the performance of their duties under its engagement, was to make recommendations based on external benchmarking data obtained from its executive compensation survey database. See "Benchmarking" in the below Compensation Discussion and Analysis.

Director Compensation

        Neither LeRoy T. Carlson, Jr. nor the Stock Option Compensation Committee approves director compensation. It is the view of the U.S. Cellular board of directors that this should be the responsibility of the full board of directors. In particular, only non-employee directors receive compensation in their

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capacity as directors and, as a result, the view of the U.S. Cellular board of directors is that all directors should participate in such decisions, rather than only the Chairman or only some or all of the non-employee directors. U.S. Cellular does not have any stock ownership guidelines for directors.

Other Committees

        Pricing Committee.    U.S. Cellular has a Pricing Committee, consisting of LeRoy T. Carlson, Jr. as Chairman, and John E. Rooney and Kenneth R. Meyers as members. The Pricing Committee does not have a charter. Pursuant to resolutions of the U.S. Cellular board of directors from time to time, the Pricing Committee is authorized to take certain action with respect to financing and capital transactions of U.S. Cellular, such as the issuance, redemption or repurchase of debt or the repurchase of shares of capital stock of U.S. Cellular.

Director Nomination Process

        U.S. Cellular does not have a nominating committee and, accordingly, does not have a nominating committee charter. Under listing standards of the American Stock Exchange, U.S. Cellular is exempt from the requirement to have a nominating committee because it is a controlled company as such term is defined by the American Stock Exchange. Instead, the entire board of directors participates in the consideration of director nominees. Similarly, since U.S. Cellular is a controlled company, U.S. Cellular also is exempt from the listing standard that requires director nominations to be made by a nominating committee comprised solely of independent directors or by a majority of independent directors.

        The U.S. Cellular board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because TDS has sole voting power in the election of directors elected by holders of Series A Common Shares and a majority of the voting power in the election of directors elected by holders of Common Shares, nominations of directors for election by the holders of Series A Common Shares and Common Shares are generally based on the recommendation of TDS. With respect to candidates for director to be elected by the Common Shares, the U.S. Cellular board may from time to time informally consider candidates by shareholders that hold a significant number of Common Shares. The U.S. Cellular board has no formal procedures to be followed by shareholders in submitting recommendations of candidates for director.

        The U.S. Cellular board of directors does not have any specific, minimum qualifications that the board believes must be met by a nominee for a position on the U.S. Cellular board of directors, or any specific qualities or skills that the board believes are necessary for one or more of the U.S. Cellular directors to possess. The U.S. Cellular board of directors has consistently sought to nominate to the board of directors eminently qualified individuals whom the board believes would provide substantial benefit and guidance to U.S. Cellular. The U.S. Cellular board believes that substantial judgment, diligence and care are required to identify and select qualified persons as directors and does not believe that it would be appropriate to place limitations on its own discretion.

        In general, the U.S. Cellular board of directors will nominate existing directors for re-election unless the board has a concern about the director's ability to perform his or her duties. In the event of a vacancy on the board of a director elected by the Series A Common Shares, nominations are based on the recommendation of TDS. In the event of a vacancy on the board of a Common Share director, U.S. Cellular may use various sources to identify potential candidates, including an executive search firm. In addition, the Chairman may consider recommendations by shareholders that hold a significant number of Common Shares. Potential candidates are initially screened by the Chairman and by other persons as the Chairman designates. Following this process, if appropriate, information about the candidate is presented to and discussed by the full board of directors.

        Each of the nominees approved by the U.S. Cellular board for election at the 2007 annual meeting is an executive officer and/or director who is standing for re-election.

        From time to time, U.S. Cellular may pay a fee to an executive search firm to identify potential candidates for election as directors. U.S. Cellular did not pay a fee in 2007 to any third party or parties to

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identify or evaluate or assist in identifying or evaluating potential new nominees for election of directors at the 2008 annual meeting.

Shareholder Communication with Directors

        Shareholders may send communications to the board of directors of U.S. Cellular or to specified individual directors at any time. Shareholders should direct their communication to the board or to specified individual directors, in care of the Secretary of U.S. Cellular at its corporate headquarters. Any shareholder communications that are addressed to the board of directors or specified individual directors will be delivered by the Secretary of U.S. Cellular to the board of directors or such specified individual directors.

        Information on communicating with directors is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Contact the Board.

U.S. Cellular Policy on Attendance of Directors at Annual Meeting of Shareholders

        All directors are invited and encouraged to attend the annual meeting of shareholders, which is normally followed by the annual meeting of the board of directors. In general, all directors attend the annual meeting of shareholders unless they are unable to do so because of unavoidable commitments or intervening events. Nine of the directors attended the 2007 annual meeting of shareholders.

Codes of Ethics for Directors

        U.S. Cellular has adopted a Code of Ethics for its directors. This code has been posted to U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance.

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PROPOSAL 2
AMENDMENT OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

        The U.S. Cellular board of directors approved amendments to the U.S. Cellular Compensation Plan for Non-Employee Directors and authorized the issuance of up to 50,000 additional Common Shares under the plan. The amended plan is subject to shareholder approval under the rules of the American Stock Exchange because the amendments are material and the plan involves the issuance of U.S. Cellular equity securities to directors of U.S. Cellular. A copy of the amended plan was filed as Exhibit 10.1 to U.S. Cellular's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

        The U.S. Cellular board of directors determined that it would be desirable to make certain amendments to the Compensation Plan for Non-Employee Directors to increase the number of Common Shares reserved for issuance from 10,000 to 60,000 and to increase director compensation, based on a review of director compensation practices in the telecommunications industry and at other comparable companies. Accordingly, the U.S. Cellular Compensation Plan for Non-Employee Directors, as amended (the "Directors Plan"), is being submitted for approval by the shareholders at the 2008 Annual Meeting. If approved by shareholders, the Directors Plan will be effective upon such approval. The following is a description of the Directors Plan, as amended.

  Description Of The Plan

        Non-employee directors will receive an annual director's retainer fee of $45,000 paid in cash.

        Non-employee directors will also receive an annual stock award of $45,000 paid in the form of U.S. Cellular Common Shares, which will be distributed in March on or prior to March 15 of each year, beginning March 2008, for services performed during the 12 month period that commenced on March 1 of the immediately preceding calendar year and ended on the last day of February of the calendar year of payment. The number of shares will be determined on the basis of the closing price of U.S. Cellular Common Shares for the last trading day in the month of February of each year. Notwithstanding the foregoing, the annual stock award of $45,000 to be distributed in March 2008, shall be distributed in the form of cash. In addition, a director who is not a citizen of the United States may, at his or her discretion, receive such award in the form of cash in all subsequent years.

        Each non-employee director who serves on the Audit Committee, other than the Chairperson, will receive an annual committee retainer fee of $11,000, and the Chairperson will receive an annual committee retainer fee of $22,000.

        Each non-employee director who serves on the Stock Option Compensation Committee, other than the Chairperson, will receive an annual committee retainer fee of $7,000, and the Chairperson will receive an annual committee retainer fee of $14,000.

        Non-employee directors also will receive a meeting fee of $1,750 for each board or committee meeting attended.

        Under the Directors Plan, annual retainers will be paid in cash on a quarterly basis, as of the last day of each quarter. Fees for all board and committee meetings will be paid in cash on a quarterly basis, as of the last day of each quarter.

        A total of 10,000 U.S. Cellular Common Shares were previously approved by shareholders for issuance under the Directors Plan, of which approximately 7,000 Common Shares have been issued. The board of directors authorized the issuance of an additional 50,000 Common Shares, which increases the maximum number of shares that may be issued under this plan to 60,000.

  Federal Income Taxes

        In general, a non-employee director who is issued Common Shares under the Directors Plan will recognize taxable compensation in the year of issuance in an amount equal to the fair market value of such Common Shares on the date of issuance, and U.S. Cellular will be allowed a deduction for federal income tax purposes at the time the non-employee director recognizes taxable compensation equal to the amount of compensation recognized by such non-employee director.

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        In general, a non-employee director's basis for Common Shares received under the Directors Plan will be the amount recognized as taxable compensation with respect to such Common Shares, and a non-employee director's holding period for such shares will begin on the date the non-employee director recognizes taxable compensation with respect to the shares.

        The foregoing tax effects may be different if Common Shares are subject to restrictions imposed by Section 16(b) of the Exchange Act, unless the non-employee director makes an appropriate election under Section 83(b) of the Internal Revenue Code of 1986, as amended.

        In general, a non-employee director will recognize taxable compensation in the year of payment of the cash annual retainer or meeting fees in an amount equal to such cash payment, and in the year of payment U.S. Cellular will be allowed a deduction for federal income tax purposes equal to the compensation recognized by such non-employee director.

  Plan Benefits

        No disclosure is being made of the benefits or amounts that will be received by or allocated to any participants because the benefit or amount is not determinable until earned and paid.

        The board of directors recommends a vote "FOR" approval of the Non-Employee Directors Compensation Plan, as amended.

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PROPOSAL 3
2009 EMPLOYEE STOCK PURCHASE PLAN

        The U.S. Cellular board of directors has determined that it is in the best interests of U.S. Cellular and its shareholders to approve the U.S. Cellular 2009 Employee Stock Purchase Plan (the "Purchase Plan"). The U.S. Cellular board of directors approved the Purchase Plan on March 14, 2008 and the Purchase Plan is subject to shareholder approval. A copy of the Purchase Plan is attached hereto as Exhibit B.

DESCRIPTION OF PLAN

Purposes of Plan	The purpose of the Purchase Plan is to:
• encourage and facilitate the purchase of Common Shares by eligible employees of U.S. Cellular and its subsidiaries,
• provide an additional incentive to promote the best interests of U.S. Cellular and its subsidiaries, and
• provide an additional opportunity to participate in U.S. Cellular's and its subsidiaries' economic progress.

If approved by the shareholders, the effective date of the Purchase Plan will be January 1, 2009. A total of 125,000 Common Shares will be available for purchase under the Purchase Plan, subject to adjustment in the event of certain changes to U.S. Cellular's capital structure, as described in the Purchase Plan.
Administration
The Purchase Plan will be administered by a three-person committee (the "Committee"). Subject to the express provisions of the Purchase Plan, the Committee will have complete authority to interpret the Purchase Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations necessary or advisable for the administration of the Purchase Plan.
The board of directors may at any time, and from time to time, amend the Purchase Plan in any respect, except that, without shareholder approval, no amendment may be made changing the number of shares to be reserved under the Purchase Plan (unless certain changes occur in U.S. Cellular's capital structure as described in the Purchase Plan), or that would otherwise require shareholder approval under applicable law.
Purchase Periods/Termination
The Purchase Plan will terminate on December 31, 2013, or, if earlier, upon the purchase by participants of all shares that may be issued under the Purchase Plan or any earlier time in the discretion of the board of directors. The Purchase Plan provides for consecutive calendar quarter "Purchase Periods." The last day of each Purchase Period is a "Purchase Date." In addition, the date on which the Purchase Plan terminates will be treated as a "Purchase Date."

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Eligibility and Participation
In general, participation in the Purchase Plan is available to any Eligible Employee (as defined below) of U.S. Cellular or any of its participating subsidiaries that has adopted the Purchase Plan with the prior approval of U.S. Cellular. An "Eligible Employee" is any employee of U.S. Cellular, or a participating subsidiary, other than a leased employee (within the meaning of section 414(n) of the Internal Revenue Code). Each Eligible Employee can enroll in the Purchase Plan as of the first day of the calendar month (or any later calendar month) following the date on which the Eligible Employee completes the Purchase Plan's eligibility service requirement. The Purchase Plan's eligibility service requirement is satisfied if an employee completes at least three months of continuous service with U.S. Cellular or any subsidiary thereof (regardless of whether the subsidiary is a participating subsidiary). Under the Purchase Plan, an entry date occurs on January 1, 2009 and the first day of each subsequent calendar month. Upon enrollment, an Eligible Employee will become a "Participant" in the Purchase Plan. Approximately 8,000 employees are expected to be eligible to participate in the Purchase Plan as of January 1, 2009.
Payroll Deductions
Upon enrollment in the Purchase Plan, the Participant elects his or her rate of payroll deduction contributions in an amount equal to a whole percentage not less than 1 and not more than 15 percent of the Participant's compensation (as defined in the Purchase Plan) for each payroll period, effective as soon as administratively practicable after such election is made. A Participant can periodically elect to increase or decrease his or her rate of payroll deductions under the Purchase Plan, in the manner prescribed by the Committee. In addition, a Participant can elect to withdraw from the Purchase Plan for the remainder of any calendar year, as described below.
Employee Stock Purchase Account
All payroll deductions in the possession of U.S. Cellular shall be segregated from the general funds of U.S. Cellular. An "Employee Stock Purchase Account" will be established on behalf of each Participant which shall be credited with his or her payroll deduction contributions made under the Purchase Plan. Such Employee Stock Purchase Accounts shall be solely for accounting purposes, and there shall be no segregation of assets among the separate accounts. Subject to a Participant's right to withdraw as described below, the balance of each Participant's Employee Stock Purchase Account will be applied on each Purchase Date to purchase the number of Common Shares determined by dividing the balance of such account as of such date by the Purchase Price of a Common Share on such date. The "Purchase Price" under the Purchase Plan on a Purchase Date is 85 percent of the closing price of a Common Share on the American Stock Exchange or any successor thereto on such date, or if such date is not a trading day, 85 percent of the closing price of a Common Share on the next preceding trading day, rounded up to the nearest whole cent. The number of Common Shares to be purchased on a Purchase Date will be rounded to the nearest one ten-thousandth of a share (or such other fractional interest determined by the Committee).

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Purchase Limits
A Participant's right to purchase Common Shares during any calendar year shall be limited to the extent necessary so that the Participant's right to purchase Common Shares under the Purchase Plan and shares of stock under all other employee stock purchase plans maintained by U.S. Cellular, TDS or any of their subsidiaries complies with Section 423(b)(8) of the Internal Revenue Code and the regulations promulgated thereunder. Pursuant to such Section, such right shall not accrue at a rate in excess of $25,000 of the total of the fair market value of Common Shares and the fair market value of shares of stock of TDS and subsidiaries of U.S. Cellular and TDS (determined on the grant date) for any calendar year.
Stock Account
A Stock Account will be established on behalf of each Participant by a custodian selected by U.S. Cellular. As of each Purchase Date, each Participant's Stock Account will be credited with the number of whole and fractional Common Shares purchased on the Participant's behalf under the Purchase Plan on such date. Common Shares credited to a Participant's Stock Account will be held by the custodian as nominee. The custodian will establish procedures pursuant to which a Participant can elect that Common Shares credited to such account be registered in the name of the Participant (or jointly in the name of a Participant and one other person), and that certificates representing such Common Shares be issued to the Participant. The Stock Account is a personal brokerage account established with a broker for the convenience of issuing shares electronically upon purchase by the Participant and is not part of the Purchase Plan. Common Shares in the Stock Account are owned by the Participant and the Participant may withdraw or sell any shares in such Participant's account at any time.
Withdrawal
A Participant can elect to withdraw from the Purchase Plan at any time. A Participant's election to withdraw will be made in the time and manner prescribed by the Committee. Upon withdrawal from the Purchase Plan, the balance of the Participant's Employee Stock Purchase Account promptly will be refunded to the Participant. A Participant who withdraws from the Purchase Plan will not be eligible to elect to recommence participation in the Purchase Plan until January 1 of the next calendar year.
Termination of Eligibility
In the event of a Participant's termination of employment for any reason, including death, the Participant's participation in the Purchase Plan will cease and the balance of the Participant's Employee Stock Purchase Account will promptly be refunded to the Participant.

FEDERAL INCOME TAX CONSEQUENCES

        The following is a brief summary of the federal income tax consequences relating to the acquisition of Common Shares under the Purchase Plan. The following should not be relied upon as being a complete description of such consequences and does not address the state, local or other tax consequences of the acquisition of Common Shares under the Purchase Plan.

Section 423
U.S. Cellular believes that the Purchase Plan qualifies under section 423 of the Internal Revenue Code as an employee stock purchase plan. Under section 423 the Participant does not recognize any taxable income at the time Common Shares are purchased under the Purchase Plan.

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Dispositions
If a Participant disposes of Common Shares purchased under the Purchase Plan within two years of the applicable Purchase Date (as defined above), the Participant will recognize ordinary compensation income in the amount of the excess of the fair market value of the Common Shares on such Purchase Date over the Purchase Price of the shares. The Participant's cost basis in the Common Shares will be increased by the amount of such ordinary compensation income. If the amount realized upon such disposition exceeds the Participant's cost basis in the Common Shares (as so increased), the Participant will recognize capital gain in the amount of the difference between the amount realized and such adjusted cost basis. Under current tax law, gain on capital assets held for 12 months or less is treated as "short-term" capital gain which is not eligible for certain preferential tax treatment afforded "long-term" capital gain. In the event the amount realized is less than the cost basis in the Common Shares (as so increased), the Participant will recognize capital loss in the amount of the difference between the adjusted cost basis and the amount realized.

If a Participant disposes of Common Shares purchased under the Purchase Plan two years or more after the applicable Purchase Date, the tax treatment will be different. The Participant will recognize ordinary compensation income in the amount of the lesser of:
• the excess of the fair market value of the Common Shares on the Purchase Date over the Purchase Price of the shares; and
• the excess of the amount realized upon disposition of the Common Shares over the Purchase Price of the Common Shares.

The Participant's cost basis in the Common Shares will be increased by the amount of such ordinary compensation income. In addition, the Participant will recognize long-term capital gain equal to the difference (if any) between the amount realized upon such disposition and the adjusted cost basis in the Common Shares (as so increased). In the event the amount realized is less than the Purchase Price, the Participant will recognize long-term capital loss in the amount of the difference between the Purchase Price and the amount realized.
Section 401(a)	The Purchase Plan is not intended to be qualified under section 401(a) of the Internal Revenue Code.
Plan Benefits
U.S. Cellular has not provided a table of the 2009 Employee Stock Purchase Plan benefits since the benefits to executive officers are not determinable. The benefits will depend on the number of Common Shares which the executive officers will subscribe for, if any, under the plan and the future price of such shares.

        This description of the Purchase Plan is a summary only and is qualified by the terms of the Purchase Plan itself.

        The board of directors recommends a vote "FOR" approval of the U.S. Cellular 2009 Employee Stock Purchase Plan.

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PROPOSAL 4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We anticipate continuing the services of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year. Representatives of PricewaterhouseCoopers LLP, who served as our independent registered public accounting firm for the last fiscal year, are expected to be present at the annual meeting of shareholders and will have the opportunity to make a statement and to respond to appropriate questions raised by shareholders at the annual meeting or submitted in writing prior thereto.

        We are not required to obtain shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm by the Bylaws or otherwise. However, we have elected to seek such ratification by the affirmative vote of the holders of a majority of the votes cast by shares entitled to vote with respect to such matter at the annual meeting. Should the shareholders fail to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm, the board of directors will consider whether to retain such firm for the year ending December 31, 2008.

        The board of directors recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

FEES PAID TO PRINCIPAL ACCOUNTANTS

        The following sets forth the aggregate fees (including expenses) billed by U.S. Cellular's principal accountants, PricewaterhouseCoopers LLP, for 2007 and 2006:

	2007	2006
Audit Fees(1)	$1,938,301	$1,843,589
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	—	1,500

Total Fees(3)	$1,938,301	$1,845,089

(1)
Represents the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the annual financial statements for the years 2007 and 2006 included in U.S. Cellular's Form 10-K for each of these years and the reviews of the financial statements included in U.S. Cellular's Forms 10-Q for each of these years, including the attestation and report relating to internal control over financial reporting as well as accounting research, audit fees related to the restatement of U.S. Cellular's financial statements for certain prior periods, review of financial information included in other SEC filings and the issuance of consents and comfort letters. Although PricewaterhouseCoopers LLP has billed U.S. Cellular for these fees and expenses, management of U.S. Cellular has not yet completed its review of all of the amounts billed.

(2)
Represents the aggregate fees billed by PricewaterhouseCoopers LLP for services, other than services covered in (1) above, for the years 2007 and 2006.

(3)
Amounts do not include fees billed by PricewaterhouseCoopers LLP directly to TDS except for fees billed on lease reviews. Although TDS bills U.S. Cellular an overall management fee pursuant to the Intercompany Agreement discussed below, TDS does not specifically identify and allocate fees of PricewaterhouseCoopers LLP to U.S. Cellular.

        The Audit Committee determined that the payment of fees for non-audit related services does not conflict with maintaining PricewaterhouseCoopers LLP's independence.

        See "Corporate Governance—Audit Committee Charter" for information relating to the Audit Committee's pre-approval policies.

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AUDIT COMMITTEE REPORT

        This report is submitted by the current members of the Audit Committee of the board of directors of U.S. Cellular identified below. The Audit Committee operates under a written charter adopted by the U.S. Cellular board of directors, a copy of which is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Audit Comm. Charter.

        Management is responsible for U.S. Cellular's internal controls and the financial reporting process. U.S. Cellular utilizes services from the TDS internal audit staff, which performs testing of internal controls and the financial reporting process. U.S. Cellular's independent registered public accounting firm is responsible for performing an independent audit of U.S. Cellular's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

        In this context, the Audit Committee held meetings with management, the TDS internal audit staff and representatives of PricewaterhouseCoopers LLP, U.S. Cellular's independent registered public accounting firm for 2007. In these meetings, the Audit Committee reviewed and discussed the audited financial statements as of and for the year ended December 31, 2007. Management represented to the Audit Committee that U.S. Cellular's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and representatives of PricewaterhouseCoopers LLP.

        The discussions with PricewaterhouseCoopers LLP also included the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, relating to information regarding the scope and results of the audit. The Audit Committee also received from PricewaterhouseCoopers LLP written disclosures and a letter regarding its independence as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and the Public Company Accounting Oversight Board (PCAOB) pursuant to Rule 3600T, and this information was discussed with PricewaterhouseCoopers LLP.

        Based on and in reliance upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements as of and for the year ended December 31, 2007 be included in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2007.

        By the members of the Audit Committee of the board of directors of U.S. Cellular:

J. Samuel Crowley Chairperson	Paul-Henri Denuit	Harry J. Harczak, Jr.

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EXECUTIVE OFFICERS

        The following executive officers of U.S. Cellular were identified in the above tables regarding the election of directors: LeRoy T. Carlson, Jr., Chairman; John E. Rooney, President and Chief Executive Officer; and Kenneth R. Meyers, Chief Accounting Officer. The following table identifies the other executive officers who are currently serving but are not identified in the above tables regarding the election of directors. The age of the following persons is as of the date of this proxy statement.

Name	Age	Position with U.S. Cellular
Steven T. Campbell	56	Executive Vice President—Finance, Chief Financial Officer and Treasurer
Jay M. Ellison	55	Executive Vice President and Chief Operating Officer
Michael S. Irizarry	46	Executive Vice President and Chief Technical Officer
Jeffrey J. Childs	51	Senior Vice President—Human Resources and Chief Human Resource Officer

        Steven T. Campbell.    Steven T. Campbell has been the Executive Vice President—Finance, Chief Financial Officer and Treasurer of U.S. Cellular since March 6, 2007. Prior to that time, he was Executive Vice President—Finance, Chief Financial Officer, Treasurer and Controller of U.S. Cellular since January 1, 2007. Prior to that time, he was Vice President and Controller since June 2005. Prior to that time, he was vice president—financial operations at 3Com Corporation from 2003 to 2005 and vice president-finance and operations at CommWorks Corporation, a subsidiary of 3Com Corporation, from 2000 to 2003.

        Jay M. Ellison.    Jay M. Ellison was appointed Executive Vice President and Chief Operating Officer on March 3, 2005. He joined U.S. Cellular on September 5, 2000 as Executive Vice President—Operations.

        Michael S. Irizarry.    Michael S. Irizarry was appointed Executive Vice President and Chief Technical Officer on May 2, 2006. He joined U.S. Cellular as Executive Vice President—Engineering and Chief Technical Officer on February 18, 2002. Prior to that time, he was vice president—network, for the midwest area at Verizon Wireless from 2000 to 2001.

        Jeffrey J. Childs.    Jeffrey J. Childs joined U.S. Cellular and was appointed Senior Vice President—Human Resources on February 17, 2004. Prior to that time, he was president and owner of Childs Consulting Services, LLC and senior partner of Brimstone Consulting Group since May 2001. From November 1999 to February 2001, Mr. Childs was vice president—human resources & corporate services at SecurityLink from Ameritech.

        All of our executive officers devote all their employment time to the affairs of U.S. Cellular, except for LeRoy T. Carlson, Jr., Chairman, and Kenneth R. Meyers, Chief Accounting Officer. LeRoy T. Carlson, Jr., who is employed by TDS as its President and Chief Executive Officer, and Kenneth R. Meyers, who is employed by TDS as its Executive Vice President and Chief Financial Officer, devote a portion of their time to the affairs of U.S. Cellular.

Codes of Conduct and Ethics

        As required by Section 807 of the American Stock Exchange Company Guide, U.S. Cellular has adopted a Code of Business Conduct, applicable to all officers and employees of U.S. Cellular and its subsidiaries, which includes a Code of Ethics for certain Senior Executives and Financial Officers, that complies with the definition of a "code of ethics" as set forth in Item 406 of Regulation S-K of the SEC. U.S. Cellular has also adopted a Code of Ethics for its directors. Each of the foregoing codes has been posted to U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance.

        U.S. Cellular intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding any amendment to its Code of Ethics for certain Senior Executives and Financial Officers, and will disclose all other amendments to any of the foregoing codes, by posting such information to such internet website. Any waivers of any of the foregoing codes for directors or executive officers, including any waiver of the Code of Ethics for certain Senior Executives and Financial Officers, will be approved by U.S. Cellular's board of directors, as applicable, and disclosed in a Form 8-K that is filed with the SEC within four business days of such waiver.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion And Analysis

        This Compensation Discussion and Analysis discusses the compensation awarded to, earned by, or paid to the executive officers identified in the below Summary Compensation Table.

Overview

        U.S. Cellular's compensation policies for executive officers are intended to provide incentives for the achievement of corporate and individual performance goals and to provide compensation consistent with the financial performance of U.S. Cellular. U.S. Cellular's policies establish incentive compensation performance goals for executive officers based on factors over which such officers have substantial control and which are important to U.S. Cellular's long-term success. U.S. Cellular believes compensation should be related to the financial performance of U.S. Cellular and should be sufficient to enable U.S. Cellular to attract and retain individuals possessing the talents required for long-term successful performance. Nevertheless, although performance influences compensation and awards, all elements of compensation are discretionary and officers do not become entitled to any compensation or awards as a result of the achievement of performance levels. Compensation is not earned until approved and paid or awarded.

        As a controlled corporation, U.S. Cellular is not required to have an independent compensation committee under listing standards of the American Stock Exchange or otherwise. Although U.S. Cellular does not have an independent compensation committee for all executive compensation, long-term equity compensation elements of executive officers are approved by a fully independent Stock Option Compensation Committee, as discussed below.

        In addition, LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, functions as the compensation committee for all matters not within the authority of the Stock Option Compensation Committee, but does not do so pursuant to a charter. LeRoy T. Carlson, Jr. does not approve any compensation to himself as Chairman. Mr. Carlson receives no compensation directly from U.S. Cellular. Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of Mr. Carlson's salary and bonus paid by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." U.S. Cellular directors or officers in such capacities do not have any participation in compensation paid or awarded by TDS to TDS officers.

        As a controlled company, except with respect to matters within the authority of the Stock Option Compensation Committee, U.S. Cellular considers it sufficient and appropriate that LeRoy T. Carlson, Jr. as Chairman of U.S. Cellular, who receives no compensation directly from U.S. Cellular and who is a director and president of TDS, approves compensation decisions for U.S. Cellular. As a result of Mr. Carlson's position with TDS, the majority shareholder of U.S. Cellular, he represents the interests of all shareholders of U.S. Cellular in his compensation decisions with respect to U.S. Cellular.

        As noted above, although it is not required to do so under American Stock Exchange listing standards, U.S. Cellular has a Stock Option Compensation Committee comprised solely of directors that qualify as independent under the rules of the American Stock Exchange. The Stock Option Compensation Committee currently consists of J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit. The principal functions of the Stock Option Compensation Committee are to consider and approve long-term compensation for executive officers and to consider and recommend to the board of directors new long-term compensation plans or changes in existing plans.

        Specifically, the charter of the Stock Option Compensation Committee provides that it shall consider, review and approve the long-term compensation of officers and key employees of U.S. Cellular, involving the grant of stock options, stock appreciation rights and other long-term compensation or compensation based on performance under U.S. Cellular's stock option or other long-term compensation or incentive plans. The charter also provides that the committee shall consider, approve and recommend to the board of directors any new stock option or other long-term compensation or incentive plans and the

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amendment or termination of U.S. Cellular's existing stock option or other long-term compensation or incentive plans

        Under its charter, the Stock Option Compensation Committee may delegate power and authority to the Chairman of U.S. Cellular or any executive officer of U.S. Cellular or as otherwise permitted by any applicable long-term incentive plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of U.S. Cellular who are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or as otherwise provided in any applicable long-term incentive plan. The Stock Option Compensation Committee has not delegated any authority with respect to the officers identified in the below Summary Compensation Table. The Stock Option Compensation Committee has delegated authority to the Chairman only with respect to persons who are not officers.

        As discussed above, the Chairman and Stock Option Compensation Committee may also rely on the services of U.S. Cellular's compensation and employee benefits consultant.

Objectives and Reward Structure of U.S. Cellular's Compensation Programs

        The above Overview generally describes the objectives and reward structure of U.S. Cellular's compensation programs. This section further discusses, with respect to the officers identified in the Summary Compensation Table, (1) the objectives of U.S. Cellular's compensation programs and (2) what the compensation programs are designed to reward.

        The objectives of U.S. Cellular's general compensation programs for executive officers of U.S. Cellular, and their relationship to the reward structure, are to:

  •
  support U.S. Cellular's overall business strategy and objectives;

  •
  attract and retain high quality management;

  •
  link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives; and

  •
  provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular.

        The primary financial focus of U.S. Cellular is the increase of long-term shareholder value through growth, measured primarily in such terms as customer additions, customer disconnects, revenues, cash flow and return on capital. Compensation decisions are made subjectively, considering these performance measures, as well as all other appropriate facts and circumstances. U.S. Cellular's compensation policies for executive officers are designed to reward the achievement of such corporate performance goals, as discussed below.

        U.S. Cellular's compensation programs are designed to reward for the performance of U.S. Cellular on both a short-term and long-term basis. With respect to the officers identified in the Summary Compensation Table, the design of compensation programs and performance rewarded is similar but with some differences for (1) the President and CEO and (2) the other executive officers.

        The compensation of the President and CEO of U.S. Cellular is approved by the Chairman, LeRoy T. Carlson, Jr., functioning as the compensation committee. The Chairman evaluates the performance of the President and CEO of U.S. Cellular in light of the annual and ongoing objectives for U.S. Cellular and the attainment of those objectives, and sets, or recommends to the Stock Option Compensation Committee, the elements of compensation for the President and CEO based on such performance evaluation and compensation principles, as discussed below.

        With respect to the officers identified in the Summary Compensation Table other than the President and CEO, the Chairman reviews the President's evaluation of the performance of such executive officers and sets the annual base and bonus compensation levels for such executive officers, and recommends long-term compensation to the Stock Option Compensation Committee based on such performance evaluations and compensation principles, as discussed below.

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Elements of Compensation

        This section discusses, with respect to the officers identified in the Summary Compensation Table, (i) each element of compensation paid to such officers, (ii) why U.S. Cellular chooses to pay each element of compensation, (iii) how U.S. Cellular determines the amount or formula for each element to pay and (iv) how each compensation element and U.S. Cellular's decisions regarding that element fit into U.S. Cellular's overall compensation objectives and affect decisions regarding other elements.

        Each element of compensation paid to officers is as follows:

  •
  Annual Cash Compensation

  •
  Salary

  •
  Bonus

  •
  Long-term equity compensation pursuant to Long-Term Incentive Plan

  •
  Stock Awards

  –
  Bonus Stock Unit Match Awards

  –
  Restricted Stock Unit Awards

  •
  Stock Options

  •
  Other Benefits and Plans Available to Identified Officers

  •
  Deferred Compensation

  •
  SERP

  •
  Perquisites

  •
  Other Generally Applicable Benefits and Plans

  •
  Employee Stock Purchase Plan

  •
  Tax Deferred Savings Plan

  •
  Pension Plan

  •
  Health and Welfare Plans

        U.S. Cellular chooses to pay or provide these elements of compensation, considering common compensation practices of peers and other companies with similar characteristics, in order to support U.S. Cellular's overall business strategy and objectives. U.S. Cellular recognizes that it must compensate its executive officers in a competitive manner comparable to other similar companies in order to attract and retain high quality management, attain business objectives and financial performance and increase shareholder value. Executive compensation is intended to provide an appropriate balance between the long-term and short-term performance of U.S. Cellular, and also a balance between U.S. Cellular's financial performance and shareholder return.

        Each element of compensation and total compensation is determined or recommended on the basis of an analysis of multiple factors rather than specific measures of performance. U.S. Cellular has not established permanent guidelines or formulae to be used in determining annual executive compensation or the mix of compensation elements. Instead, each year, based on input from its compensation consultant, including compensation survey information, U.S. Cellular develops a compensation program for that year and establishes elements of compensation and determines how they fit together overall and in the manner described in the following discussion.

        As noted above, the elements of executive compensation consist of both annual cash and long-term equity compensation. Annual cash compensation consists of base salary and an annual bonus. Annual compensation decisions are based partly on individual and corporate short-term performance and partly on the individual and corporate cumulative long-term performance during the executive's tenure in his or her position, particularly with regard to the President and CEO. Long-term equity compensation is

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intended to compensate executives primarily for their contributions to long-term increases in shareholder value and is generally provided through the grant of stock options and restricted stock units.

        The process of approving or recommending the elements of compensation begins with an evaluation of the appropriate compensation elements for each officer, based on the particular duties and responsibilities of the officer, as well as compensation elements for comparable positions at other companies in the telecommunications and other industries. See "Benchmarking" below.

        The President and Chairman also have access to numerous performance measures and financial statistics prepared by U.S. Cellular. This financial information includes the audited financial statements of U.S. Cellular, as well as internal financial reports such as budgets and actual results, operating statistics and other analyses. They also may consider such other factors that they deem appropriate in making their compensation recommendations or decisions. Ultimately, it is the informed judgment of the Chairman and/or the Stock Option Compensation Committee, after reviewing the compensation information provided by the Senior Vice President—Human Resources of U.S. Cellular and considering the recommendation of the President and/or Chairman, that determines the elements of compensation for executive officers.

        Annually, the President recommends the base salary for the named executive officers other than the President, and the Chairman approves such base salaries and determines the base salary of the President. The 2007 rows under column (c), "Salary," in the below Summary Compensation Table includes the dollar value of base salary (cash and non-cash) earned by the identified officers during 2007, whether or not paid in such year.

        In addition, the President recommends the annual bonus for the named executive officers other than the President, and the Chairman approves such bonuses and determines the bonus of the President, as discussed below. The 2007 rows under column (d), "Bonus," of the below Summary Compensation Table, represents the dollar value of bonus (cash and non-cash) earned by the identified officers during 2007, whether or not paid in such year. Bonuses for 2006 performance were not earned by the officers until they were approved and awarded in 2007. As a result, bonuses with respect to 2006 performance are included in the below Summary Compensation Table in the 2007 rows.

        The Stock Option Compensation Committee also annually determines long-term equity compensation awards to the named executive officers under the U.S. Cellular 2005 Long-Term Incentive Plan, which include stock options and restricted stock units.

        The named executive officers received an award of restricted stock units in 2007 based on the achievement of certain levels of corporate and individual performance in 2006, as discussed below. The 2007 rows under column (e), "Stock Awards," of the Summary Compensation Table include the dollar amounts of expense recognized for financial statement reporting purposes with respect to 2007.

        The named executive officers also received an award of stock options in 2007 based primarily on the achievement of certain levels of individual performance in 2006, as discussed below. The 2007 rows under column (f), "Option Awards," of the Summary Compensation Table include the dollar amounts of expense recognized for financial statement reporting purposes with respect to 2007.

        Grants of equity awards to the President and CEO and the other executive officers are generally made at the same time each year. U.S. Cellular generally grants equity awards on the first business day in April each year. U.S. Cellular may also make grants of equity awards during other times of the year as it deems appropriate. U.S. Cellular does not backdate stock options and does not have any program, plan or practice to time the grant of awards in coordination with the release of material non-public information. The exercise price of stock options is based on the closing price on the date of grant.

        In 2006, U.S. Cellular identified two stock option grants in prior years to then newly-hired executive officers where the grant date and exercise price had been inadvertently based on a date that was earlier than the date of approval of such stock option grants by the Stock Option Compensation Committee. After discovering these errors, U.S. Cellular entered into amendments of stock option award agreements with such executive officers to correct the exercise price to the closing price of the underlying Common Shares as of the date of approval of the original stock option by the Stock Option Compensation

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Committee. In connection with such amendments, U.S. Cellular agreed to pay $7,784 to Mr. Ellison and $41,148 to Mr. Irizarry in 2007, representing the aggregate amount of a make-whole payment as a result of the increase in the exercise price of the original stock option. These amounts are reported in column (i) of the Summary Compensation Table below.

Benchmarking

        U.S. Cellular engages in benchmarking with the companies in the peer group index included in the "Stock Performance Graph" that is included in the U.S. Cellular annual report to shareholders, as well as other companies in the telecommunications industry and other industries, to the extent considered appropriate, based on similar size, function, geography or otherwise.

        The peer group companies included in the Stock Performance Graph for 2006 were ALLTEL Corp., Centennial Communications Corp., Dobson Communications Corp, and Sprint Nextel Corp, as well as U.S. Cellular. As a result of acquisitions of ALLTEL Corp. and Dobson Communications Corp. in 2007, U.S. Cellular believes that this peer group had too few participants and has selected the Dow Jones U.S. Telecommunications Index, a published industry index, for purposes of the performance graph in 2007 and currently expects to use this index in subsequent years. The Dow Jones U.S. Telecommunications Index is currently composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Citizens Communications Co. (Series B), Embarq Corp., IDT Corp. (Class B), Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., U.S. Cellular, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

        For annual cash compensation for the named executive officers other than the President and CEO, market benchmark data was obtained from a component of the Towers Perrin 2006 Proxy Pay Level Database. This component database contained the pay levels of the top five executive officers of Fortune 500 companies with revenues of less than $5.9 billion. This database was used to benchmark the compensation of the named executive officers other than the President and CEO.

        In addition, for the 2007 annual equity compensation awards, market benchmark data was obtained from the Towers Perrin 2006 Compensation Data Bank Executive Compensation Database. The database contained 375 companies that represented a diverse range of companies across all industries, including companies from the telecommunications, retail, financial, electronics, pharmaceutical, manufacturing and consumer products sectors. For comparison purposes, Towers Perrin provided market benchmark data based on a blended average basis with 67% of the total based on telecommunications industry data and 33% based on general industry data contained in the database. In addition, the benchmark data provided was based on only those companies that had approximate annual revenues in the $1 billion to $3 billion revenue range. This database was used to benchmark the equity compensation awards to the named executive officers, and also for the annual cash compensation of the President and CEO of U.S. Cellular.

        U.S. Cellular believes that the Towers Perrin databases provide a reasonably accurate reflection of the competitive market for annual cash compensation and long-term equity incentives necessary to compensate and retain current executives and attract future executives to positions at U.S. Cellular. In addition, U.S. Cellular believes this methodology is more statistically valid than solely benchmarking these elements of compensation to the peer group of companies used for calculating the Stock Performance Graph in the Annual Report to Shareholders.

        The identity of the individual component companies that are included in the Towers Perrin databases is neither disclosed to, nor considered by, U.S. Cellular, the Chairman or the Stock Option Compensation Committee. U.S. Cellular, the Chairman and the Stock Option Compensation Committee rely upon and consider to be material only the aggregated survey data prepared by Towers Perrin. They do not obtain or consider information on the identities of the individual companies included in the survey in connection with any compensation decisions because this information is not considered to be material and because they rely on the services of Towers Perrin for such purposes.

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Company Performance

        The degree to which performance measures and objectives were achieved are discussed below separately for those that are stated in quantitative terms and separately for those that are stated in non-quantitative terms.

        The achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well U.S. Cellular did as a whole during the year includes primarily the performance measures used in connection with the bonus plan discussed below and, potentially to a lesser degree, other performance measures as well.

        Each year, U.S. Cellular calculates an overall percentage of U.S. Cellular performance based on its Executive Bonus Plan. The following performance measures are considered in evaluating the achievements of the eligible participants for purposes of the Executive Bonus Plan: Customer Addition Equivalents; Consolidated Cash Flow; Consolidated Revenue; Postpay Customer Disconnects; and Return on Capital.

        The following table shows the calculation of the overall performance percentage for 2006 based on the 2006 Executive Bonus Plan for bonuses approved and paid in 2007. The below amounts cannot be derived from the financial statements. The results of markets that are owned but not managed by U.S. Cellular are not included in the below amounts. The Actual and Target results include only the results of markets that are managed by U.S. Cellular and over which U.S. Cellular officers have influence. Certain targets were adjusted somewhat from the original targets to keep them aligned with business goals. Accordingly, the below table shows the adjusted final Targets that were approved by the Chairman for 2006.

Performance Measures	Actual Results for 2006	Final Adjusted Target for 2006	Actual as a % of Target	Minimum Achievement of Target (%) for Payout (Threshold)	Prorated % of Target Bonus Earned	Weight	Weighted Avg % of Target Bonus
Gross Customer Addition Equivalents (in thousands)	1,207	1,373	87.9%	92.0%	0.00%	17.5%	0.0%
Consolidated Cash Flow (in millions)	$900.3	$946.0	95.2%	92.0%	63.7%	17.5%	11.1%
Consolidated Revenue (in millions)	$3,387.8	$3,426.4	98.9%	95.0%	86.5%	20.0%	17.3%
Postpay Customer Disconnects (in thousands)	882	953	92.6%	110.0%	174.4%	20.0%	34.9%
Return on Capital Percent	6.26%	6.44%	97.2%	92.0%	79.1%	25.0%	19.8%

Overall Company Performance (prorated % of target bonus)						100.0%	83.1%

        As shown above, the minimum threshold was not achieved with respect to 2006 for Gross Customer Addition Equivalents.

        Consolidated Cash Flow was 95.2% of target, which exceeded the threshold of 92%. Pursuant to the terms of the bonus plan, the achievement of 95.2% of target resulted in a prorated payout percentage of 63.7%, prior to weighting of this factor. Pursuant to the plan, this percentage was then weighted by 17.5% to obtain 11.1%.

        Consolidated Revenue was 98.9% of target, which exceeded the threshold of 95%. Pursuant to the terms of the bonus plan, the achievement of 98.9% of target resulted in a prorated payout percentage of 86.5%, prior to weighting of this factor. Pursuant to the plan, this percentage was then weighted by 20% to obtain 17.3%.

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        Postpay Customer Disconnects were 92.6% of target, which exceeded the threshold of 110% (in this case a lower percentage is better). Pursuant to the terms of the bonus plan, the achievement of 92.6% of target resulted in a prorated payout percentage of 174.4%, prior to weighting of this factor. Pursuant to the plan, this percentage was then weighted by 20% to obtain 34.9%.

        Return on Capital was 97.2% of target, which exceeded the threshold of 92%. Pursuant to the terms of the bonus plan, the achievement of 97.2% of target resulted in a prorated payout percentage of 79.1%, prior to weighting of this factor. Pursuant to the plan, this percentage was then weighted by 25% to obtain 19.8%.

        The overall average percentage achieved with respect to 2006 was calculated to be 83.1%. Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman. Pursuant to this discretionary authority, the Chairman adjusted the overall bonus pool to 90.25% of target, and then rounded this to 90.5%. This was done because certain strategic and other decisions subsequent to the time that the targets were set adversely affected performance compared to the targets.

        The achievement levels of objectives and performance measures that are stated in non-quantitative terms (and the level of achievement of such objectives and measures) are discussed below under Performance Objectives and Accomplishment.

Performance Objectives and Accomplishments

        In addition to Company and/or business unit performance, the Chairman and the President considers personal objectives and performance. The personal objectives that the President considered in his evaluation of each of the named executive officers other than the President are almost entirely composed of team objectives of the management group. There was no minimum level of achievement of any of those objectives required before salary could be increased. The following identifies the significant objectives as well as the accomplishment of these objectives in 2006. The Chairman also considered these team objectives and performance in his evaluation of the President, as discussed below.

  •
  U.S. Cellular did not achieve its target for Gross Customer Addition Equivalents. However, the Chairman considered that the company achieved growth of 2% in 2006 over 2005.

  •
  U.S. Cellular did not fully achieve its target for Consolidated Cash Flow. However, the Chairman considered that the company achieved growth of 28% in 2006 over 2005.

  •
  U.S. Cellular did not fully achieve its target for Consolidated Revenue. However, the Chairman considered that the company achieved growth of 14% in 2006 over 2005.

  •
  U.S. Cellular over-achieved with respect to its target for Postpay Customer Disconnects. In addition, the company achieved a retail postpay churn of 1.56% in 2006, which was more favorable than both the target and 2005 results.

  •
  U.S. Cellular did not fully achieve its target for Consolidated Return on Capital. However, the Chairman considered that the company achieved improvement to 6.26% in 2006 from 4.5% in 2005.

  •
  U.S. Cellular demonstrated progress and improved results in certain of its newer recently launched markets. In addition, the company completed the integration of the Kansas and Nebraska markets acquired from ALLTEL in 2005 into its sales organization, billing system, network and customer care centers.

  •
  To expand its footprint, U.S. Cellular added additional licenses covering a total population of approximately 43 million to its consolidated operations. U.S. Cellular added these licenses through its bidding partnership with Barat Wireless, L.P. in the FCC's Auction 66.

  •
  U.S. Cellular worked closely with TDS in efforts to influence the FCC in its formulation of bidding rules and geographic license areas for the auction of 700 MHz spectrum (Auction 73).

  •
  U.S. Cellular enhanced its competitiveness through the introduction of new national wide area and family service plans and new handsets. U.S. Cellular was the first wireless carrier in the U.S. to launch the (red) Motorola RAZR.

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  •
  U.S. Cellular successfully negotiated agreements related to, and launched, data roaming services.

  •
  U.S. Cellular successfully deployed EV-DO technology and launched service on a trial basis in its Milwaukee market.

  •
  U.S. Cellular was recognized for excellence in customer satisfaction, receiving the J.D. Power Associates Award for wireless call quality performance in the North Central Region. In addition, U.S. Cellular achieved industry leading performance in network operations and quality as evidenced by independent, third party evaluations.

  •
  U.S. Cellular increased the responsiveness of its Information Services organization to the needs of the business and achieved important goals in the human resources area related to leadership development, diversity and associate satisfaction.

        Each of Jay M. Ellison, Michael S. Irizarry and Jeffrey J. Childs was considered to have made a significant contribution to the aforementioned performance achievements and, accordingly, each such named executive officer was considered to far exceed expectations. Steven T. Campbell's contribution to such Performance Objectives and Achievements in 2006 was considered to exceed expectations because he was the Vice President and Controller in 2006 and did not become the Executive Vice President, Chief Financial Officer and Treasurer until 2007. The Chairman also considered these team objectives and performance achievements in his evaluation of John E. Rooney, as discussed below.

Annual Cash Compensation

        Annually, the Chairman determines the President and CEO's base salary. With respect to the other executive officers, the President recommends and the Chairman approves annually each such executive officer's base salary based on his evaluation of the performance of U.S. Cellular and each executive officer. In connection with the foregoing, the President and/or Chairman consider such factors and circumstances as they may deem relevant, as discussed below.

        Significant facts and circumstances that the Chairman considered in approving the annual cash compensation of all of the named executive officers, and that the President considered in recommending the annual cash compensation of named executive officers other than the President, are as follows: the fact that U.S. Cellular is a public company; the fact that U.S. Cellular is primarily a regional competitor and that some of its competitors are national or global telecommunications companies that are much larger than U.S. Cellular, possess greater resources, possess more extensive coverage areas and more spectrum within some coverage areas, and market other services with their communications services that U.S. Cellular does not offer; U.S. Cellular's performance in 2006, as discussed above; the performance objectives and achievements and the extent to which the officer was considered to have contributed to such achievements in 2006, as discussed above; the publicly-available benchmark information of cash compensation of U.S. Cellular's publicly-held peers and other publicly-held companies, as discussed above; certain ranges and metrics for the individual officers based on such benchmarks, as discussed below; and the overall views and feedback of U.S. Cellular personnel. In addition, the President and/or Chairman considered additional facts and circumstances with respect to each of the named executive officers as discussed below.

        The Chairman uses the above sources and makes a determination of appropriate ranges of base salary for each named executive officer, based on the recommendations of the President of U.S. Cellular with respect to all named executive officers other than the President of U.S. Cellular. The base salary of each executive officer is set at a level considered to be appropriate in the judgment of the Chairman based on an assessment of the responsibilities and performance of such executive officer, taking into account the facts and circumstances discussed above. No specific performance measures are determinative in the base salary compensation decisions of executive officers. Instead, all such facts and circumstances are taken into consideration by the President and the Chairman in their executive compensation decisions. Ultimately, it is the informed judgment of the Chairman based on the recommendation of the President that determines an executive officer's base salary based on the total mix of information rather than on any specific measures of performance.

        The following discusses annual cash compensation with respect to each of the named executive officers.

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  Base Salary

        President and CEO.    The 2006 base salary of John E. Rooney was $736,000. On February 27, 2007, the Chairman approved an increase in the base salary of John E. Rooney to $790,000 for 2007, representing an increase of approximately 7.3%.

        The range considered to be appropriate in the judgment of the Chairman in approving John E. Rooney's base salary for 2007 as President was approximately $640,000 to $945,000. This range was based on a survey from U.S. Cellular's compensation consultant, Towers Perrin, and represented the 25th to 75th percentiles, respectively, of a population of comparable base salaries. The 50th percentile of this range was $765,000. The population of comparable base salaries was comprised one-half of the base salaries of the chief executive officers of public companies and one-half of the base salaries of the chief executive officers of subsidiaries of publicly-held companies, similar in size to U.S. Cellular, recognizing the fact that U.S. Cellular is both a public company as well as a subsidiary of a public company. See "Benchmarking" above. The base salary approved for Mr. Rooney for 2007 of $790,000 was approximately 103% of the 50th percentile. The salary of the President and CEO is believed to be within the median of the range considered to be appropriate in the judgment of the Chairman.

        The Chairman also considered the achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well U.S. Cellular did as a whole during the year. As discussed above, the adjusted overall Company performance was 90.5% of target. See "Company Performance" above.

        The Chairman also considered the extent to which the President contributed to U.S. Cellular's performance. As the President and Chief Executive Officer of U.S. Cellular, John E. Rooney is the principal executive officer of U.S. Cellular and supervises and controls all of the business and affairs of U.S. Cellular. As a result, Mr. Rooney is primarily responsible for the performance of U.S. Cellular.

        The Chairman also considered the achievement levels of objectives and performance measures that are stated in non-quantitative terms (and the level of achievement of such objectives and measures), which include the same items as discussed under "Performance Objective and Accomplishments" above. There was no minimum level of achievement of those objectives required before salary could be increased. As the President and Chief Executive Officer of U.S. Cellular, Mr. Rooney is primarily responsible for such objectives and accomplishments. As noted above, the achievement of such objectives was considered to far exceed expectations.

        The Chairman also considered the general facts and circumstances discussed above under "Annual Cash Compensation." Additional significant facts and circumstances that the Chairman considered in determining John E. Rooney's annual cash compensation are as follows: Mr. Rooney's position and the fact that, as President and Chief Executive Officer, Mr. Rooney is primarily responsible for the performance of U.S. Cellular; the fact that Mr. Rooney has held this position and has been employed by U.S. Cellular since 2000; the Chairman's view that Mr. Rooney significantly contributed to the growth and development of U.S. Cellular since that time and the performance of U.S. Cellular since that time.

        For disclosure purposes, in 2008, the base salary of the President and CEO for 2008 was increased to $855,000, representing an increase of approximately 8.2% over the 2007 base salary. This will be reflected in next year's proxy statement.

        Other Named Executive Officers.    The base salary of each of the other named executive officers is also believed to be within the median of the range considered to be appropriate in the judgment of the Chairman. The ranges for each of the other named executive officers was based on a survey from U.S. Cellular's compensation consultant, Towers Perrin, based on, as applicable, the second highest paid, third highest paid, fourth highest paid and fifth highest paid executive officer in companies with revenues of less than $5.9 billion. See "Benchmarking" above. In addition, see generally "Company Performance", "Performance Objectives and Accomplishments" and "Annual Cash Compensation" above for other factors considered in setting the annual base salary. The following discusses the annual base salary with respect to each of the other named executive officers.

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        Executive Vice President, Chief Financial Officer and Treasurer.    Steven T. Campbell's base salary effective March 1, 2006 was $250,000. Upon his promotion from Vice President and Controller to Executive Vice President, Chief Financial Officer and Treasurer effective January 1, 2007, Mr. Campbell's base salary was increased to $325,000. The range considered to be appropriate for him for 2007 in his capacity as Executive Vice President, Chief Financial Officer and Treasurer was approximately $340,200 to $467,500 based on the fourth highest paid executive in the benchmarking survey discussed above. The median of this range is approximately $405,900. Mr. Campbell's base salary was increased to $377,881 or by 16.3% effective March 1, 2007, reflecting his rating of exceeds expectations for the reasons discussed above and his additional responsibilities as Executive Vice President, Chief Financial Officer and Treasurer. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $369,068.

        Additional significant facts and circumstances that the President and Chairman considered in determining Steven T. Campbell's annual cash compensation are as follows: Mr. Campbell's promotion to and responsibilities as Executive Vice President, Chief Financial Officer and Treasurer of U.S. Cellular; the fact that Mr. Campbell has held these offices since January 1, 2007 and that prior to that time was employed by U.S. Cellular as its Vice President and Controller since June 1, 2005; and the President's and Chairman's subjective views regarding Mr. Campbell's contributions in such capacities to U.S. Cellular during that time.

        For disclosure purposes, Mr. Campbell's base salary effective March 1, 2008 was increased to $423,000. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Executive Vice President and Chief Operating Officer.    Jay M. Ellison's base salary effective March 1, 2006 was $475,200. The range considered to be appropriate for him for 2007 in his capacity as Executive Vice President and Chief Operating Officer was approximately $447,300 to $700,000 based on the second highest paid executive in the benchmarking survey discussed above. The median of this range is approximately $518,700. Mr. Ellison's base salary was increased to $508,464 or by 7.0% effective March 1, 2007, reflecting his rating of far exceeds expectations for the reasons discussed above. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $502,920.

        Additional significant facts and circumstances that the President and Chairman considered in determining Jay M. Ellison's annual cash compensation are as follows: Mr. Ellison's position and responsibilities as Executive Vice President and Chief Operating Officer of U.S. Cellular; the length of time that Mr. Ellison's has held this position and his employment by U.S. Cellular since 2000; and the President's and Chairman's subjective views regarding Mr. Ellison's contributions in such capacity to U.S. Cellular during that time.

        For disclosure purposes, Mr. Ellison's base salary effective March 1, 2008 was increased to $549,000. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Executive Vice President and Chief Technical Officer.    Michael S. Irizarry's base salary effective March 1, 2006 was $399,600. The range considered to be appropriate for him for 2007 in his capacity as Executive Vice President and Chief Technical Officer was approximately $375,000 to $535,000 based on the third highest paid executive in the benchmarking survey discussed above. The median of this range is approximately $462,700. Mr. Irizarry's actual base salary was increased to $460,000 or by 15.1% effective March 1, 2007, reflecting his rating of far exceeds expectations for the reasons discussed above. In addition, the base pay increase for Mr. Irizarry reflects the addition of all Information Systems (IS) responsibilities to his existing engineering and network operation responsibilities and takes into consideration his performance and accomplishments since taking on such additional IS responsibilities. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $449,933.

        Additional significant facts and circumstances that the President and Chairman considered in determining Michael S. Irizarry's annual cash compensation are as follows: Mr. Irizarry's position and responsibilities as Executive Vice President and Chief Technical Officer of U.S. Cellular; his increased IS responsibilities; the length of time that Mr. Irizarry has held his position and responsibilities since his

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employment by U.S. Cellular since 2002; and the President's and Chairman's subjective views regarding Mr. Irizarry's contributions in such capacities to U.S. Cellular during that time.

        For disclosure purposes, Mr. Irizarry's base salary effective March 1, 2008 was increased to $496,800. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Senior Vice President—Human Resources and Chief Human Resources Officer.    Jeffrey J. Childs' base salary effective March 1, 2006 was $353,160. The range considered to be appropriate for him for 2007 in his capacity as Senior Vice President—Human Resources was approximately $297,200 to $429,000 based on the fifth highest paid executive in the benchmarking survey discussed above. The median of this range is approximately $365,500. Mr. Childs' base salary was increased to $377,881 or by 7.0% effective March 1, 2007, reflecting his rating of far exceeds expectations for the reasons discussed above. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $373,761.

        Additional significant facts and circumstances that the President and Chairman considered in determining Jeffrey J. Childs' annual cash compensation are as follows: Mr. Childs' position and responsibilities as Senior Vice President—Human Resources of U.S. Cellular; the length of time that Mr. Childs' has held this position and his employment by U.S. Cellular since 2004; and the President's and Chairman's subjective views regarding Mr. Childs' contributions in such capacity to U.S. Cellular during that time.

        For disclosure purposes, Mr. Childs' base salary effective March 1, 2008 was increased to $408,000. This will be reflected in the Summary Compensation Table in next year's proxy statement.

  Bonus

        On July 12, 2006, the U.S. Cellular 2006 Executive Officer Annual Incentive Plan Effective January 1, 2006 ("Executive Bonus Plan") was approved by the Chairman, who does not participate in such incentive plan. This bonus plan measures performance with respect to 2006, relating to bonuses paid in 2007. A copy of this plan was filed with the SEC on a Form 8-K dated July 12, 2006.

        The purposes of the Executive Bonus Plan are: to provide incentive for the executive officers of U.S. Cellular to extend their best efforts toward achieving superior results in relation to key business measures; to reward U.S. Cellular's executive officers in relation to their success in meeting and exceeding the performance targets; and to help U.S. Cellular attract and retain talented leaders in positions of critical importance to the success of U.S. Cellular. Eligible participants in the Executive Bonus Plan are executive vice presidents and senior vice presidents of U.S. Cellular. Each participant's target incentive is expressed as a percentage of base salary.

        The officer bonus plans of U.S. Cellular are discretionary and are based, in part, on U.S. Cellular's performance, individual performance and individual bonus targets, which contribute to the formation and size of a bonus pool. The total pool is then divided into Executive Officer and Vice President annual plan pools, and allocated at the discretion of the President and CEO. The President and CEO considers performance measures and any other information that he deems relevant in determining the pools and allocations.

        The following performance measures, using weights and definitions as approved by the Chairman, are considered in evaluating the achievements of the eligible participants for purposes of the Executive Bonus Plan: Customer Addition Equivalents; Customer Disconnects; Consolidated Revenue; Consolidated Cash Flow; and Return on Capital. U.S. Cellular sets target levels for such measures at levels that it believes are achievable with above average performance. U.S. Cellular believes it would require superior performance to achieve 200% of the target levels, which is the maximum for each factor and the plan. Nevertheless, although such performance measures may impact the amount of bonus an officer receives, all officer bonuses are discretionary, and individual performance and other factors contribute to the amount of bonus an officer receives. The President and CEO may consider the performance factors and any other information he deems relevant in determining the bonus. Bonuses are not earned, nor are payouts vested until a bonus has been approved and paid to an officer. As a result, the performance measures are one category of the factors used in determining the bonus, but do not

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entitle the officer to any bonus until awarded. In addition, a bonus can be awarded based on judgment even if the performance measures are not met. Although performance measures influence the decision of the amount of the bonus, the entire amount of the bonus is discretionary and cannot be calculated in advance of approval and payment to the officer.

        The President and CEO determines the actual payout that each officer will receive allocating the bonus pool among officers as he deems appropriate, and is not bound to adhere to any guideline, including any of the identified performance measures. However, the sum of all participants' actual awards may not deviate from the amount of the total officer pool by more than plus or minus 18%. In addition, the Chairman approves all officer bonuses prior to payout.

        As noted above, the overall average percentage achieved with respect to 2006 was calculated to be 83.1%. Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman. Pursuant to this discretionary authority, the Chairman increased the overall bonus pool to 90.5% of target. This was approved by the Chairman because certain strategic and other decisions subsequent to the time that the targets were set adversely affected performance compared to the targets. In addition, discretionary individual adjustments were made as discussed below.

        The following shows certain information with respect to each named executive officer other than the President relating to the amount of the bonus for 2006 performance (paid in 2007) showing the amount of bonus awarded as a result of the achievement of the above performance measures and the amount awarded on a discretionary basis on an individual basis:

	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Allocation of 83.1% of bonus pool based on achievement of performance measures in 2006	$72,713	$236,935	$149,430	$117,390
Discretionary adjustment of bonus pool to adjust to 90.5%	6,475	21,099	13,307	10,454
Discretionary individual bonus adjustment	23,812	78,380	49,791	38,326

Total	$103,000	$336,414	$212,528	$166,170

        The discretionary individual adjustments were made based on the achievement of the team performance objectives discussed above under Performance Objectives and Accomplishments.

        In addition, the Chairman determines annually the President and CEO's bonus. There is no written bonus plan for the President. The bonus of the U.S. Cellular President is determined in a manner similar to the foregoing, but with some differences. In addition to the factors described above for all executive officers in general, the Chairman considers total cash compensation paid to chief executive officers of other comparable companies, including those which are divisions or subsidiaries of parent companies. These companies include the peer companies included in the "Stock Performance Graph" in the 2007 annual report to shareholders and as discussed above under "Benchmarking".

        No specific measures of performance are considered determinative in the compensation of the President. As with the other executive officers, all facts and circumstances are taken into consideration by the Chairman in his executive compensation decisions for the President. Ultimately, it is the informed judgment of the Chairman that determines the cash compensation for the President.

        With respect to the President's bonus, the Chairman does consider the results of the Executive Bonus Plan and bases the amount of the bonus to some degree upon the results of U.S. Cellular as measured by the performance objectives set by the Executive Bonus Plan. However, with respect to the President, the relationship of the bonus to such performance measures also involves a substantial amount of judgment and discretion on the part of the Chairman based on the total mix of information. The entire amount of the bonus is discretionary and the President and CEO does not become entitled to any amount of bonus as a result of performance measures or otherwise unless and until approved by the Chairman and paid.

        With respect to the bonus determination for the President, the Chairman considered the achievement of the performance measures as discussed above for the other named executive officers. As noted

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therein, the percentage of overall achievement of the target bonus for 2006 was 83.1%, which was adjusted on a discretionary basis to 90.5%. This percentage was considered by the Chairman, but was not applied mechanically to calculate any portion of the President's bonus. All of the President's bonus is discretionary.

        The informal target for Mr. Rooney's bonus was 70% of his base salary for that year. Based on the 2006 base salary of $736,000, Mr. Rooney's target bonus was $515,000. Using a percentage of 90.5% of target, Mr. Rooney's bonus, prior to any discretionary individual adjustment, would be approximately $466,000 if he participated in the Executive Bonus Plan. In determining the amount of the bonus for the President to be paid in 2007, the Chairman considered the facts and circumstances, personal objectives, achievement of such objectives, how well U.S. Cellular performed in the prior year, and the extent to which the President contributed to U.S. Cellular's performance, as discussed above. Based on these factors, on February 27, 2007, the Chairman approved a bonus to John E. Rooney of $525,000 with respect to 2006 performance. This was 102% of his target bonus amount reflecting the Chairman's subjective views regarding U.S. Cellular's performance and achievements and Mr. Rooney's contributions to such performance and achievements in 2006.

        On August 8, 2007, U.S. Cellular's Chairman approved an Executive Bonus Plan for 2007. A copy of this plan was filed with the SEC on a Form 8-K dated August 9, 2007. Performance and bonuses under this plan will be reflected in next year's proxy statement.

        For disclosure purposes, the amount of bonus paid on March 14, 2008 with respect to 2007 performance is as follows:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Total Bonus for 2007 paid in 2008	$675,000	$252,000	$401,000	$275,000	$204,000

        The amount of the bonus for 2007 paid in 2008 is only provided for disclosure purposes. These amounts were not earned until paid in 2008 and will be reported in next year's Summary Compensation Table with respect to 2008.

Long-Term Equity Compensation

        In addition to the process for determining base salary and bonus above, the Chairman recommends and the Stock Option Compensation Committee approves long-term equity compensation awards to the named executive officers under the U.S. Cellular 2005 Long-Term Incentive Plan, which include stock options and restricted stock units.

        Long-term compensation decisions for the named executive officers are evaluated in a manner similar to that described for annual base salary and bonus decisions above, except that the stock options and restricted stock units are generally intended to vest over several years, in order to reflect the goal of relating long-term compensation of the named executive officers to increases in shareholder value over the same period.

        The Stock Option Compensation Committee may establish performance measures and restriction periods, and determine the form, amount and timing of each grant of an award, the number of shares of stock subject to an award, the purchase price or base price per share of stock associated with the award, the exercise price of a stock option award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award.

        Although the Stock Option Compensation Committee has the discretion to grant various awards, it generally only grants service-based restricted stock units and service-based stock options. The restricted stock units generally vest in full (cliff vesting) on the third anniversary of the date of grant, subject to continued employment. For the last several years, the stock options granted generally became exercisable with respect to 25% of the shares underlying the stock option each year over a four year period and were exercisable until the tenth anniversary of the date of grant, subject to continued employment. However, beginning with awards made in April 2008, stock options will become exercisable

35

with respect to 33 1/3% of the shares underlying the stock option each year over a three year period, and will be exercisable until the tenth anniversary of the date of grant subject to continued employment.

        Officers receive an award of restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance in the immediately preceding year and stock options based primarily on individual performance in the preceding year. However, all stock option and restricted stock unit awards are granted in consideration for future service and are expensed over the applicable vesting periods.

        The Stock Option Compensation Committee measured corporate and individual performance as follows to determine the amount of restricted stock units and stock options to award to the named executive officers in 2007. The following first discusses the general approach used for the named executive officers other than the President. Following that is a discussion of how this approach was modified with respect to the President.

        The target allocation of long-term compensation awards in 2007 was 60% in stock options and 40% in restricted stock units for named executive officers other than the President. This allocation was based on information from U.S. Cellular's compensation consultant, Towers Perrin. See "Benchmarking" above.

        Although the target allocation was based on such benchmark data, the stock option grant was adjusted by an officer performance multiple and the restricted stock unit award was adjusted by the officer performance multiple as well as a U.S. Cellular performance factor, as discussed below.

        Based on information from Towers Perrin, the formula for determining the number of stock options to award was (a) 60% × the officer's March 1, 2007 salary × the officer performance multiple divided by (b) the product of (i) an option vesting discount factor and (ii) the Black Scholes value of an option on U.S. Cellular's stock based on the closing stock price on the grant date. This result was rounded to the nearest 25 shares (or multiple thereof).

        Based on information from Towers Perrin, the formula for determining the number of restricted stock units to award was (a) 40% × the officer's March 1, 2007 salary × the officer performance multiple × U.S. Cellular performance factor divided by (b) the product of (i) the value of a U.S. Cellular Common Share based on the closing stock price on the grant date and (ii) a vesting discount factor to account for forfeitures. The Company performance multiple used was 90.25%. This is slightly less than the adjusted percentage of achievement of the target bonus pool for 2006 of 90.50%, as discussed above, because the Chairman rounded the performance multiple used for the bonus pool to 90.5%, whereas this additional 0.25% adjustment was not included in the performance multiple for long-term equity awards.

        The officer performance multiple represents a number based on information from Towers Perrin derived from benchmarking data from a population of companies that were 2/3 telecommunications companies and 1/3 general corporations as discussed under "Benchmarking" above, provided that U.S. Cellular does not increase or decrease the multiple by more than 15% from the multiple used for the immediately preceding year. The amount of this multiple related to the officer's relative position in the Company and whether the officer's performance was considered to have failed to meet expectations, met expectations, exceeded expectations or far exceeded expectations. In 2006, all named executive officers were considered to have exceeded expectations or far exceeded expectations. The multiples based on information provided by Towers Perrin were intended to provide awards at the 50th percentile for an officer that meets expectations, at the 60th percentile for an officer who exceeds expectations and at the 65th percentile for an officer that far exceeds expectations. In recognition of the fact that U.S. Cellular's corporate parent provides certain administrative and similar services, the multiple actually used for far exceeds expectations for the named executive officer was set to be the same as the multiple for exceeds expectations at the 60th percentile. Based on information from Towers Perrin, the named executive officers other than the President were assigned the multiples disclosed below for the reasons disclosed below.

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        Steven T. Campbell's performance multiple was 1.46 based on information from Towers Perrin for an officer at Mr. Campbell's level and performance, which is intended to provide awards at the 60th percentile. Mr. Campbell's performance was considered to exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Jay M. Ellison's performance multiple was 2.53 based on information from Towers Perrin for an officer at Mr. Ellison's level and performance, which is intended to provide awards at the 60th percentile. Mr. Ellison's performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Michael S. Irizarry's performance multiple was 2.01 based on information from Towers Perrin for an officer at Mr. Irizarry's level and performance, which is intended to provide awards at the 60th percentile. Mr. Irizarry's performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Jeffrey J. Childs' performance multiple was 1.46 based on information from Towers Perrin for an officer at Mr. Childs' level and performance, which is intended to provide awards at the 60th percentile. Mr. Childs' performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        As a result of the foregoing formulas and individual performance factors, the following stock options and restricted stock units were granted to the other named executive officers in 2007:

Name	Number of Shares Underlying Stock Options	Number of Shares Underlying Restricted Stock Units
Steven T. Campbell	17,200	3,123
Jay M. Ellison	40,100	7,281
Michael S. Irizarry	28,825	5,233
Jeffrey J. Childs	17,200	3,123

        The following shows the calculation of stock options and restricted stock units.

		Formula	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
a	March 1, 2007 Base Salary		$377,881	$508,464	$460,000	$377,881
b	Performance Multiple		1.46	2.53	2.01	1.46
c	Long Term Incentive Target Value	a × b	$551,706	$1,286,414	$924,600	$551,706
d	Option Value	c × 60%	$331,024	$771,848	$554,760	$331,024
e	Closing Stock Price on April 2, 2007		$73.84	$73.84	$73.84	$73.84
f	Closing Price × Black-Scholes Ratio	e × 29.4%	$21.71	$21.71	$21.71	$21.71
g	Adj. Price × Option Vesting Discount Factor	f × .8865	$19.24	$19.24	$19.24	$19.24
h	Options Granted (rounded)	d / g	17,200	40,100	28,825	17,200
i	RSU Value	c × 40%	$220,683	$514,566	$369,840	$220,683
j	Company Performance %		90.25%	90.25%	90.25%	90.25%
k	Adjusted RSU Value		$199,186	$464,395	$333,781	$199,166
l	Price × RSU Vesting Discount Factor	e × .8638	$63.78	$63.78	$63.78	$63.78
	RSUs Granted	k / l	3,123	7,281	5,233	3,123

        John E. Rooney's stock option and restricted stock unit awards were made using a different approach compared to the calculations shown above for the other named executive officers.

        The value of Mr. Rooney's target long-term incentive value awards was based on benchmark information from Towers Perrin based on the combined value of stock option and restricted stock grants for comparable persons. As discussed above for the President's base salary, the population of comparable values of grants was comprised one-half of grant values for the chief executive officers of public companies and one-half of grant values for the chief executive officers of subsidiaries of

37

publicly-held companies, similar in size to U.S. Cellular. The total of this target allocation was approximately $2,951,360 at the 50th percentile and $3,238,400 at the 60th percentile with respect to grants in 2007.

        Mr. Rooney's target allocation with respect to restricted stock units was approximately 15% of his total long-term target award. This allocation is based on a long-standing fixed dollar target approach to this portion of his compensation. Mr. Rooney's fixed dollar target restricted stock unit value was $411,290. This was multiplied by the Company Performance percentage of 90.25% to derive an adjusted restricted stock unit value of approximately $371,190. This amount was then divided by the closing stock price on April 2, 2007 of $73.84 to arrive at an award of 5,027 restricted stock units in 2007.

        Mr. Rooney's target allocation with respect to stock options was approximately 85% of his total long-term target award. The target allocation was approximately $2,540,070 at the 50th percentile and $2,827,110 at the 60th percentile with respect to stock option grants in 2007. Using the Black-Scholes adjusted price of $21.71, the target stock option awards would be approximately 117,000 at the 50th percentile and 130,000 at the 60th percentile. However, of the 85% allocation, 60% was based on the position's long-term incentive multiple and 25% was based on the position's long-term incentive multiple adjusted for the U.S. Cellular performance factor of 90.25%, as discussed above. Based on the foregoing approach, the Chairman recommended and the Stock Option Compensation Committee awarded Mr. Rooney stock options with respect to 121,000 shares in 2007.

        The stock options and restricted stock units granted in 2007 vested on October 2, 2007 pursuant to the executory portions of an offer letter which was accepted by John E. Rooney on March 28, 2000 relating to his employment as President and Chief Executive Officer.

        As with the annual salary and bonus, executive officers do not become entitled to any stock options or restricted stock units as a result of the achievement of any corporate or individual performance levels. The award of stock options and restricted stock units is entirely discretionary and executive officers have no right to any stock option or restricted stock unit awards unless and until they are awarded. As a result, the awards relating to 2006 performance were not earned by the executive officers until they were approved and awarded in 2007. Accordingly, awards with respect to 2006 performance are included in the Summary Compensation Table below with respect to compensation earned in 2007.

        For disclosure purposes, the stock options and restricted stock unit awards granted on April 1, 2008 with respect to 2007 performance are as follows:

Name	Number of Shares Underlying Stock Options	Number of Shares Underlying Restricted Stock Units
John E. Rooney	136,000	7,695
Steven T. Campbell	27,175	6,120
Jay M. Ellison	61,250	13,794
Michael S. Irizarry	44,150	9,943
Jeffrey J. Childs	26,225	5,903

        The foregoing amounts are only provided for disclosure purposes. These amounts were not earned until awarded in 2008 and will be reflected in next year's Summary Compensation Table with respect to 2008.

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Analysis of Compensation

        The following table identifies the percentage of each element of total compensation of each of the named executive officers based on the Summary Compensation Table for 2007:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Salary	20.2%	50.1%	26.2%	31.3%	34.3%
Bonus	13.4%	14.0%	17.5%	14.8%	15.3%
Stock Awards	13.0%	9.4%	23.0%	20.3%	21.2%
Stock Options	51.5%	21.9%	30.0%	27.4%	25.8%
Other	1.9%	4.6%	3.3%	6.2%	3.4%

	100.0%	100.0%	100.0%	100.0%	100.0%

        The above percentages reflect the effects of SEC and accounting rules in computing total compensation, as discussed below.

        The total 2007 compensation of the President and CEO pursuant to the Summary Compensation Table was $3,911,429. The total 2007 compensation of the other named executive officers ranged from a high of $1,920,452 to a low of $736,122. The reasons for the disparities in compensation include: 1. the effects of SEC and accounting rules in computing total compensation, and 2. differences in U.S. Cellular's policies or decision-making regarding the executives' compensation.

        U.S. Cellular does not consider the technicalities of when and how accounting expense is recorded under Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payments (which we refer to as "FAS 123R") as relevant in its executive compensation decisions. Accordingly, the following table reconciles the compensation expense reported in the Summary Compensation Table using the FAS 123R expense of the awards to the amount of compensation that would be reported using the grant date values of awards instead:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2007
Total per Summary Compensation Table	$3,911,429	$736,122	$1,920,452	$1,428,918	$1,089,327

Less FAS 123R Expense for Stock Awards	(508,779)	(69,243)	(442,648)	(292,093)	(230,607)
Less FAS 123R Expense for Options	(2,013,137)	(161,182)	(575,979)	(394,040)	(280,822)

Total FAS 123R Expense for all Awards	(2,521,916)	(230,425)	(1,018,627)	(686,133)	(511,429)

Add Grant Date Value of Awards from Grants of Plan-Based Awards Table	2,537,474	516,767	1,204,793	865,981	516,767

Total Compensation using Grant Date Values	$3,926,987	$1,022,464	$2,106,618	$1,608,766	$1,094,665

        For comparison purposes, the following shows the total compensation for 2006 calculated on a comparable basis, except for Steven T. Campbell, whose compensation was not reported in 2006:

2006
Total Compensation using Grant Date Values	$3,311,762	N/A	$1,442,796	$1,009,249	$879,698

        As indicated above, if 2007 compensation is instead calculated using the grant date value of awards, rather than the FAS 123R expense of award, Mr. Rooney's total compensation would have been

39

$3,926,987 and the total compensation for the other named executive officers would have ranged from a high of $2,106,618 to a low of $1,022,464. Using this approach, Mr. Rooney's total compensation is approximately 1.86 times the total compensation of the next highest compensated named executive officer.

        This disparity between the compensation of the President and the other named executive officers, and the disparities in compensation among the other named executive officers, can be explained by differences in U.S. Cellular's policies or decision-making regarding executive compensation. As noted herein, U.S. Cellular's overall compensation objectives are to (i) support U.S. Cellular's overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular. Also as noted herein, U.S. Cellular determines the amount of compensation to pay or provide to each named executive officer considering compensation practices of peers and other companies with similar characteristics, in order to support U.S. Cellular's overall business strategy and objectives. As noted herein, U.S. Cellular recognizes that it must compensate its executive officers in a competitive manner comparable to other similar companies in order to attract and retain high quality management, attain business objectives and financial performance and increase shareholder value. Considering the foregoing, U.S. Cellular recognizes that it needs to and believes that it should compensate the President and CEO at a level that considers the compensation of presidents and CEOs of similar companies, which compensation is higher than the compensation of other named executive officers of such companies. The Company believes that this is necessary to attract and retain a highly qualified person to serve as President and CEO and to compete successfully against other companies. A level of compensation similar to that paid to the President and CEO is not necessary to attract and retain and is not appropriate for the other named executive officers. However, U.S. Cellular recognizes that it needs to and believes that it should compensate the other named executive officers at levels that reflect the compensation of similarly situated positions at similar companies in order to attract and retain high quality persons for such positions at U.S. Cellular. In addition, other factors have an impact on the amount of compensation of each particular executive officer, as discussed in detail above. For instance, an officer who far exceeds expectations would generally have a higher relative level of compensation for his particular function than an executive officer who did not exceed expectations, all other things being equal. Further discussion of the basis for compensation levels of the individual executive officers based on U.S. Cellular's performance, the executive officer's contribution to such performance, and the executive officer's individual performance is set forth elsewhere in this Compensation Discussion and Analysis.

        The Chairman and the Stock Option Compensation Committee believe that the elements of compensation and total compensation of the named executive officers have been set at appropriate levels considering the foregoing principles.

Other Benefits and Plans Available to Identified Officers

        The identified executive officers participate in certain benefits and plans, as described below.

        As noted above, U.S. Cellular's overall compensation objectives for executive officers are to (i) support U.S. Cellular's overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular.

        To achieve these objectives, the Chairman and the Stock Option Compensation Committee believe that the named executive officers must be offered a competitive compensation package, including benefits and plans. U.S. Cellular's compensation packages are designed to compete with other companies for talented employees. U.S. Cellular's benefits and plans are part of this package and enable U.S. Cellular to attract and retain eligible employees, including the named executive officers. Thus, the benefits and plans fit into U.S. Cellular's overall compensation objectives primarily by helping U.S. Cellular achieve the second objective of U.S. Cellular's overall compensation objectives, which is to

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attract and retain high quality management. Benefits and plans are an important part of the mix of compensation used to attract and retain management, but do not otherwise significantly affect decisions relating to other elements of annual or long-term compensation, which are provided consistent with the above compensation objectives, including to (i) support U.S. Cellular's overall business strategy and objectives; (ii) attract and retain high quality management, (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives and (iv) provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular.

General Provisions under Plans and Certain Agreements

Deferred Salary and Bonus

        Deferred Salary.    The named executive officers are permitted to defer salary pursuant to deferred salary compensation agreements. The entire amount of the salary earned is reported in the Summary Compensation Table in column (c) under "Salary," whether or not deferred. Pursuant to the agreement, the officer's deferred compensation account is credited with interest compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points until the deferred compensation amount is paid to such person. As required by SEC rules, column (h) includes the portion of any interest that exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate is set. The officer makes an election as to when to receive a distribution of the deferred compensation account.

        Messrs. Rooney and Ellison are parties to executive deferred compensation agreements, pursuant to which they have deferred a specified portion of their salaries. The executive is always 100% vested in all salary amounts that have been deferred and any interest credited with respect thereto. Accordingly, the executive is entitled to 100% of the amount deferred and all earnings thereon upon any termination. Such amounts are reported in the Nonqualified Deferred Compensation table below and, because there would not be any increased benefit or accelerated vesting in the event of any termination or change in control, are not included in the below table of Potential Payments upon Termination or Change in Control.

        Deferred Bonus.    The named executive officers are also permitted to defer bonus pursuant to deferred bonus compensation agreements under the 2005 Long-Term Incentive Plan, as discussed below. The entire amount of the bonus earned is reported in the Summary Compensation Table in column (d) under "Bonus," whether or not deferred. Deferred bonus will be deemed invested in phantom U.S. Cellular Common Shares. The named executive officers make an election as to when to receive a distribution of the deferred compensation account.

        Mr. Rooney is a party to an executive deferred compensation agreement, pursuant to which he has deferred a specified portion of his bonus. The executive is always 100% vested in all bonus amounts that have been deferred and any dividends credited with respect thereto. Such amounts are reported in the Nonqualified Deferred Compensation table and, because there would not be any increased benefit or accelerated vesting in the event of any termination or change in control, are not included in the below table of Potential Payments upon Termination or Change in Control.

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U.S. Cellular 2005 Long-Term Incentive Plan

        Long-term compensation awards under the U.S. Cellular 2005 Long-Term Incentive Plan were discussed above in this Compensation Discussion and Analysis. The following provides certain additional information relating to deferred bonus, restricted stock units and stock options.

        Pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan, each officer may elect to defer all or a portion of his annual bonus. U.S. Cellular will allocate a match award to the employee's deferred compensation account in an amount equal to the sum of (i) 25% of the deferred bonus amount which is not in excess of one-half of the employee's gross bonus for the year and (ii) 33 1/3% of the deferred bonus amount which is in excess of one-half of the employee's gross bonus for the year. The matched stock units vest ratably at a rate of one-third per year over three years. Column (e), "Stock Awards," of the above Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

        Restricted stock units may be granted under the U.S. Cellular 2005 Long-Term Incentive Plan. Column (e), "Stock Awards," of the Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions.

        Stock options may be granted under the U.S. Cellular 2005 Long-Term Incentive Plan. Column (f), "Options," of the Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions.

        The phantom stock units, restricted stock units and stock options are not credited with any dividends because U.S. Cellular does not currently pay dividends.

        The U.S. Cellular 2005 Long-Term Incentive Plan and related stock option and restricted stock unit award agreements provide various rights upon termination and/or change in control, as summarized below.

        Stock Options.    The U.S. Cellular stock option agreements with named executive officers provide as follows:

        Disability.    If the officer's employment terminates by reason of disability (a total physical disability which, in the Stock Option Compensation Committee's judgment, prevents the officer from performing substantially such officer's employment duties and responsibilities for a continuous period of at least six months), then the stock option will be exercisable only to the extent it is exercisable on the effective date of the officer's termination of employment or service and after such date may be exercised by the stock option holder (or the holder's legal representative) for a period of 12 months after the effective date of the holder's termination of employment or service, or until the stock option's expiration date, whichever period is shorter.

        Special Retirement.    If the officer's employment terminates by reason of Special Retirement (termination of employment or service on or after the later of (i) the officer's attainment of age 62 and (ii) the officer's early retirement date or normal retirement date under the TDS Pension Plan), then the stock option immediately will become exercisable in full and after such date may be exercised by the stock option holder (or the holder's legal representative) for a period of 12 months after the effective date of the Special Retirement, or until the stock option's expiration date, whichever period is shorter. However, effective for stock options granted in April 2008, acceleration of vesting will occur only if at the time of termination, the officer has attained age 66 and the termination occurs subsequent to the year of grant.

        Retirement.    If the officer's employment terminates by reason of Retirement (termination of employment or service on or after the holder's attainment of age 65 that does not satisfy the definition of "Special Retirement"), then the stock option immediately will become exercisable in full and after such date may be exercised by the holder (or the holder's legal representative) for a period of 90 days after the effective date of the Retirement, or until the stock option's expiration date, whichever period is

42

shorter. However, effective for stock options granted in April 2008, acceleration of vesting will occur only if at the time of termination, the officer has attained age 66 and the termination occurs subsequent to the year of grant.

        Resignation with Prior Consent of the Board.    If the officer's employment terminates by reason of the officer's resignation of employment or service with the prior consent of the U.S. Cellular board of directors, then the stock option will be exercisable only to the extent it is exercisable on the effective date of the holder's resignation and after such date may be exercised by the holder (or the holder's legal representative) for a period of 90 days after the effective date of the holder's resignation, or until the stock option's expiration date, whichever period is shorter.

        Death.    If the officer's employment terminates by reason of death, then the stock option will be exercisable only to the extent it is exercisable on the date of death and after such date may be exercised by the beneficiary or beneficiaries designated by the holder for a period of 180 days after the date of death, or until the stock option's expiration date, whichever period is shorter. However, effective for stock options granted in April 2008, the stock option will be exercisable by the beneficiary or beneficiaries for a period of 180 days after the date of death.

        Other Termination of Employment or Service.    If the officer's employment terminates for any reason other than Disability, Special Retirement, Retirement, resignation of employment or service with the prior consent of the U.S. Cellular board of directors or death, then the stock option will be exercisable only to the extent it is exercisable on the effective date of the officer's termination of employment or service and after such date may be exercised by the holder (or the holder's legal representative) for a period of 30 days after the effective date of the holder's termination of employment or service, or until the stock option's expiration date, whichever period is shorter.

        Extension of Option Exercise Period.    The stock option exercise period may be extended 30 days beyond the blackout period or legally required plan suspension in the event that the stock option would otherwise expire during a blackout period or legally-required plan suspension.

        Restricted Stock Unit Awards.    The U.S. Cellular restricted stock unit agreements with named executive officers provide as follows:

        Retirement at or after Attainment of Age 65, Disability or Death.    If the officer's employment terminates prior to the third anniversary of the date of grant by reason of retirement at or after attainment of age 65, disability or death, the award will become fully vested. However, effective for awards granted in April 2008, acceleration of vesting upon retirement only will occur if at the time of termination, the officer has attained age 66 and the termination occurs subsequent to the year of grant.

        Other Termination of Employment or Service.    If the officer's employment terminates prior to the third anniversary of the date of grant for any reason other than retirement at or after attainment of age 65, disability or death, the award will be forfeited.

        Deferred Compensation Accounts and Company Match Awards.    An employee will be fully vested in the deferred bonus amounts credited to his or her deferred compensation account. One-third of the company match award credited to the employee's deferred compensation account will become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee is an employee of U.S. Cellular or an affiliate on such date and the deferred bonus amount has not been withdrawn or distributed before such date. The company match award immediately shall become fully vested in the event of the employee's permanent disability or separation from service on account of his or her retirement or death. Amounts credited to an employee's deferred compensation account will be deemed to be invested in phantom Common Shares at the time the amounts are credited to the deferred compensation account.

        Payment of deferred compensation generally will be in accordance with the employee's payment method and distribution date elections, provided that if an employee is a "key employee" within the meaning of Section 409A of the Code, and is entitled to payment by reason of a separation from service for a reason other than permanent disability or death, no portion of his or her deferred compensation

43

account subject to Section 409A of the Code shall be paid before the date which is six months after the date of separation from service (or if earlier, the date of the employee's death).

        All payments of deferred compensation will be made in whole Common Shares and cash equal to the fair market value of any fractional share.

        Forfeiture of Award Upon Competition with or Misappropriation of Confidential Information of U.S. Cellular or its Affiliates.    If a recipient of an award enters into competition with, or misappropriates confidential information of, U.S. Cellular or any affiliate thereof, including TDS and its affiliates, then all awards granted shall terminate and be forfeited.

  Change in Control

        The following summarizes the Change in Control provisions of the 2005 Long-Term Incentive Plan:

        Notwithstanding any provision in the 2005 Long-Term Incentive Plan or any agreement, in the event of a Change in Control, the board of directors may, but will not be required to, make such adjustments to outstanding awards under the 2005 Long-Term Incentive Plan as it deems appropriate, including, without limitation:

  •
  causing all outstanding stock options and SARs to immediately become exercisable in full;

  •
  causing the restriction period applicable to any outstanding restricted stock or restricted stock unit award to lapse;

  •
  causing the performance period applicable to any outstanding performance award to lapse;

  •
  causing the performance measures applicable to any outstanding award (if any) to be deemed to be satisfied at the minimum, target or maximum level;

  •
  causing the amount in a deferred compensation account attributable to a company match to vest;

  •
  causing each outstanding award to be converted into a substitute award; or

  •
  electing that each outstanding award will be surrendered to U.S. Cellular by the holder thereof, and that each such award will immediately be canceled by U.S. Cellular, and that the holder will receive, within a specified period of time from the occurrence of the Change in Control, a cash payment from U.S. Cellular.

        For the definition of Change in Control, see U.S. Cellular's 2005 Long-Term Incentive Plan, attached as Exhibit B to U.S. Cellular's Notice of Annual Meeting to Shareholders and Proxy Statement dated April 5, 2005.

        Because certain termination events and/or a Change in Control would or may result in the acceleration of vesting of stock options, restricted stock units and bonus match units, the effects of such accelerated vesting in such event is included in the below table of Potential Payments upon Termination or Change in Control.

SERP

        Each of the identified executive officers participates in a supplemental executive retirement plan or SERP, which is a non-qualified defined contribution plan. The SERP does not provide substantial benefits and is intended to replace the benefits which cannot be provided under the TDS Pension Plan as a result of tax law limitations on the amount and types of annual employee compensation which can be taken into account under a tax qualified pension plan. The SERP is unfunded. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation Table. Participants are credited with interest on balances of the SERP. Pursuant to SEC rules, column (h) of the Summary Compensation Table includes any portion of interest earned under the SERP to the extent the rate exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time the rate is set.

44

        A participant is entitled to distribution of his entire account balance under the SERP if the participant's employment is terminated, without cause, after either (a) his or her attainment of age 65; or (b) his or her completion of at least ten years of service. If a participant terminates employment under circumstances other than those set forth in preceding sentence, without cause, the participant will be entitled to distribution of 10% of his or her account balance for each year of service up to ten years. Upon termination under circumstances that permit payments under the SERP, the participant may elect to take payments in (a) a single lump sum or (b) annual installments over a period of years. The SERP does not include any provision that would increase benefits or accelerate amounts upon any termination or change in control and, accordingly, no amount is included in the below table of Potential Payments upon Termination or Change in Control. The balance of the SERP as of December 31, 2007 for each named executive officer is set forth in the "Nonqualified Deferred Compensation" table below.

Perquisites

        U.S. Cellular does not provide any significant perquisites to its executive officers. In addition, U.S. Cellular has no formal plan, policy or procedure relating to providing perquisites to any executive officers following termination or change in control. However, in connection with any termination, U.S. Cellular may enter into a retirement, severance or similar agreement that may provide for perquisites.

        Perquisites and personal benefits represent a relatively insignificant portion of the named executive officers' total compensation. Accordingly, they do not materially influence the Chairman's or Stock Option Compensation Committee's consideration in setting compensation.

Other Generally Applicable Benefits and Plans

Employee Stock Purchase Plans

        TDS sponsors an Employee Stock Purchase Plan that permits eligible employees of TDS and its subsidiaries, including U.S. Cellular, to purchase a limited number of TDS Special Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Special Common Shares as of the issuance date. Pursuant to SEC rules, the Summary Compensation Table does not include the discount amount because such discount is available generally to all salaried employees of TDS.

        U.S. Cellular also sponsors an Employee Stock Purchase Plan that permits eligible employees of U.S. Cellular and its subsidiaries to purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date. Pursuant to SEC rules, the Summary Compensation Table does not include the discount amount because such discount is available generally to all salaried employees of U.S. Cellular.

        Under the TDS and U.S. Cellular Employee Stock Purchase Plans, all shares purchased are distributed quarterly and no shares are retained for distribution upon retirement or otherwise. These plans do not discriminate in scope, terms, or operation in favor of executive officers and are available generally to all employees of TDS or U.S. Cellular, as applicable, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Tax-Deferred Savings Plan

        TDS sponsors the Tax-Deferred Savings Plan, a qualified defined contribution plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is available to employees of TDS and its subsidiaries, including U.S. Cellular. Employees contribute amounts and U.S. Cellular makes matching contributions in part. U.S. Cellular and participating employers make matching contributions to the plan in cash equal to 100% of an employee's contributions up to the first 3% and 40% of an employee's contributions up to the next 2% of such employee's compensation. Participating employees have the option of investing their contributions and U.S. Cellular's contributions in a TDS Common Share

45

fund, a TDS Special Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation Table. SEC rules do not require the Summary Compensation Table to include earnings or other amounts with respect to tax-qualified defined contribution plans.

        Under the TDS Tax-Deferred Savings Plan, vesting is not accelerated upon a Change in Control or other termination event. The vested portion of an employee's account becomes payable following the employee's termination of employment as (a) a lump sum or (b) in a series of annual or more frequent installments. This plan does not discriminate in scope, terms, or operation in favor of executive officers and is available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control

Pension Plan

        TDS sponsors a qualified noncontributory defined contribution Pension Plan for the employees of TDS and its subsidiaries, including U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded currently. The Pension Plan is designed to provide retirement benefits for eligible employees of TDS and certain of its affiliates which adopted the Pension Plan. TDS and its subsidiaries make annual employer contributions for each participant. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation Table. SEC rules do not require the Summary Compensation Table to include earnings or other amounts with respect to tax-qualified defined contribution plans.

        Under the TDS Pension Plan, vesting is not accelerated upon a Change in Control or other termination event. The vested portion of an employee's account becomes payable following the employee's termination of employment as (a) an annuity or (b) a lump sum payment. This plan does not discriminate in scope, terms, or operation in favor of executive officers and is available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Health and Welfare Benefits

        TDS also provides customary health and welfare and similar plans for the employees of TDS and its subsidiaries, including U.S. Cellular. These group life, health, hospitalization, disability and/or medical reimbursement plans do not discriminate in scope, terms or operation, in favor of executive officers or directors of U.S. Cellular and are available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Impact of Accounting and Tax Treatments of Particular Forms of Compensation

        The Chairman and the Stock Option Compensation Committee consider the accounting and tax treatments of particular forms of compensation. Accounting treatments do not significantly impact the determinations of the appropriate compensation. The Chairman and the Stock Option Compensation Committee consider the accounting treatments primarily to be informed and to confirm that company personnel understand and recognize the appropriate accounting that will be required with respect to compensation decisions.

        U.S. Cellular places more significance on the tax treatments of particular forms of compensation, because these may involve actual cash expense to the company or the executive. One objective of U.S. Cellular is to maximize tax benefits to the company and executives to the extent feasible within the overall goals of the compensation policy discussed above. In particular, one consideration is the effect of Section 162(m) of the Internal Revenue Code.

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        Subject to certain exceptions, Section 162(m) of the Internal Revenue Code generally provides a $1 million annual limit on the amount that a publicly held corporation is allowed to deduct as compensation paid to each of the corporation's principal executive officer and the corporation's other three most highly compensated officers, exclusive of the principal executive officer and principal financial officer. U.S. Cellular does not believe that the $1 million deduction limitation should have a material adverse effect on U.S. Cellular's financial condition, results of operations or cash flows in the near future. If the $1 million deduction limitation is expected to have a material adverse effect on U.S. Cellular in the future, U.S. Cellular will consider ways to maximize the deductibility of executive compensation, while retaining the discretion U.S. Cellular deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

        U.S. Cellular does not have any arrangements with its executive officers pursuant to which it has agreed to "gross-up" payments due to taxes or to otherwise reimburse officers for the payment of taxes, except with respect to certain perquisites.

Financial Restatement

        Depending on the facts and circumstances, U.S. Cellular may seek to adjust or recover awards or payments if the relevant U.S. Cellular performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. In 2006 and 2007, U.S. Cellular restated financial statements and financial information for the three years ended December 31, 2004 and 2005, respectively, including quarterly information for the two fiscal years then ended, and certain financial data for prior fiscal years. This resulted in U.S. Cellular being late in certain SEC filings. The company has not identified any facts that would suggest that the restatements involved any fraud, misrepresentation, misconduct or improprieties. The restatements related to unintentional misapplication of technical accounting rules or errors in calculations or posting of entries. The restatements had little effect on operating metrics and little effect on financial measures that are the primary measures that were used to determine the level of bonuses. In particular, the most significant areas of adjustment in the restatements were derivatives accounting and income tax accounting, which have no relationship to metrics or measures used to determine bonuses. Accordingly, there was no adjustment of prior year bonuses due to the restatements. The restatement announced in 2005 and completed in 2006 was considered in approving compensation elements in 2006 for certain officers responsible for accounting matters and the restatement announced in 2006 and completed in 2007 was considered in approving compensation elements in 2007 for certain officers responsible for accounting matters.

Policy on Stock Ownership

        U.S. Cellular does not have a formal policy relating to stock ownership by executive officers. TDS's Policy Regarding Insider Trading and Confidentiality, which is applicable to U.S. Cellular, provides that persons subject to the blackout policy may not, under any circumstances, trade options for, pledge, or sell "short," any securities of TDS or U.S. Cellular, and may not enter into any hedging, monetization or margin transactions with respect to any such securities.

Compensation Consultant

        Information relating to U.S. Cellular's primary compensation consultant is discussed under "Corporate Governance—Stock Option Compensation Committee."

Compensation Committee Report

        The undersigned directors oversee U.S. Cellular's compensation programs on behalf of the board of directors. In fulfilling their oversight responsibilities, the undersigned reviewed and discussed with management the Compensation Discussion and Analysis set forth above in this proxy statement.

        In reliance on the review and discussions referred to above, the undersigned recommended to the board of directors that the above Compensation Discussion and Analysis be included in U.S. Cellular's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and U.S. Cellular's proxy statement related to the 2008 Annual Meeting of Stockholders.

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        The above Compensation Committee Report is submitted by LeRoy T. Carlson, Jr., who functions as the compensation committee, except with respect to long-term compensation, and by Paul-Henri Denuit, J. Samuel Crowley and Ronald E. Daly, the members of the Stock Option Compensation Committee, which has responsibility with respect to long-term compensation.

        Because U.S. Cellular does not have a formal independent compensation committee, the foregoing Compensation Committee Report is also submitted by the full Board of Directors: LeRoy T. Carlson, Jr., John E. Rooney, Kenneth R. Meyers, LeRoy T. Carlson, Walter C.D. Carlson, Paul-Henri Denuit, J. Samuel Crowley, Harry J. Harczak, Jr. and Ronald E. Daly.

Summary of Compensation

        The following table summarizes the compensation paid by U.S. Cellular to the identified officers for 2007 and, except as indicated, 2006.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary $ (c)		Bonus ($) (d)		Stock Awards ($) (e)		Option Awards ($) (f)		Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)		All Other Compensation ($) (i)		Total ($) (j)
John E. Rooney(1) President and Chief Executive Officer	2007 2006	$ $	790,000 734,084	$ $	525,000 300,000	$ $	508,779 1,185,929	$ $	2,013,137 3,158,606	— —	$ $	3,655 3,335	$ $	70,858 51,921	$ $	3,911,429 5,433,875
Steven T. Campbell(2) Executive Vice President—Finance, Chief Financial Officer and Treasurer since January 1, 2007	2007		$369,068		$103,000		$69,243		$161,182	—		—		$33,629		$736,122
Jay M. Ellison(3) Executive Vice President and Chief Operating Officer	2007 2006	$ $	502,920 467,867	$ $	336,414 176,000	$ $	442,648 480,214	$ $	575,979 535,037	— —	$ $	1,157 1,201	$ $	61,334 43,727	$ $	1,920,452 1,704,046
Michael S. Irizarry(4) Executive Vice President and Chief Technical Officer	2007 2006	$ $	449,933 393,434	$ $	212,528 110,000	$ $	292,093 305,673	$ $	394,040 388,879	— —		$35 —	$ $	80,289 27,380	$ $	1,428,918 1,225,366
Jeffrey J. Childs(5) Senior Vice President—Human Resources and Chief Human Resources Officer	2007 2006	$ $	373,761 347,710	$ $	166,170 86,000	$ $	230,607 238,273	$ $	280,822 258,849	— —		$8 —	$ $	37,959 23,197	$ $	1,089,327 954,029

Explanation of Column:

(a)
Includes the following "named executive officers": all individuals serving as U.S. Cellular's principal executive officer or acting in a similar capacity during the last completed fiscal year; all individuals serving as the principal financial officer or acting in a similar capacity during the last completed fiscal year; and the three most highly compensated executive officers other than the foregoing who were serving as executive officers at the end of the last completed fiscal year, including executive officers of subsidiaries. The determination as to which executive officers are most highly compensated is made by reference to total compensation for the last completed fiscal year as set forth in column (j), reduced by any amount in column (h).

  LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, and LeRoy T. Carlson, a director of U.S. Cellular and executive officers of TDS, receive no compensation from U.S. Cellular. In addition, Kenneth R. Meyers, a director of U.S. Cellular and executive

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  officer of TDS, received no compensation from U.S. Cellular in 2007. LeRoy T. Carlson, Jr., is compensated, and in 2007, Kenneth R. Meyers was compensated, by TDS in connection with their services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of their compensation expense incurred by TDS is allocated to U.S. Cellular by TDS, along with the allocation of other compensation expense and other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." There is no identification or quantification of the compensation of such persons to U.S. Cellular, or of any other allocated expense in this management fee. The management fee is recorded as a single expense by U.S. Cellular. U.S. Cellular does not obtain details of the components that make up this fee and does not segregate this fee or allocate any part of the management fee to other accounts such as compensation expense. Accordingly, the compensation expenses incurred by TDS with respect to such persons are not reported in the above table. However, for purposes of disclosure, approximately 76% of LeRoy T. Carlson, Jr.'s compensation expense in 2007, approximately 77% of Kenneth R. Meyers' compensation expense in 2007 and approximately 76% of LeRoy T. Carlson's compensation expense in 2007 incurred by TDS is included by TDS in the total management fee to U.S. Cellular. Information with respect to compensation from TDS to LeRoy T. Carlson, Jr., Kenneth R. Meyers and LeRoy T. Carlson is included in TDS' proxy statement related to its 2008 annual meeting of shareholders.

(b)
Although three years of compensation are required to be reported, pursuant to transition rules, the amounts for 2005 are not reported. For additional details relating to 2006, see the U.S. Cellular proxy statement filed with the SEC on Schedule 14A on April 25, 2007. Amounts for 2006 are not required to be reported for Steven T. Campbell because he was not a named executive officer in 2006.

(c)
Represents the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year. John E. Rooney has deferred 20% of his 2007 base salary, all of which salary is included in column (c) whether or not deferred. See "Information Regarding Nonqualified Deferred Compensation" below. The other officers did not defer any salary in 2007.

(d)
Represents the dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year. As discussed in the Compensation Disclosure and Analysis, officers do not become entitled to any amount of bonus solely as a result of achievement of any performance measures. The officers are not entitled to any amount of bonus unless and only to the extent awarded and paid. Performance measures are only one category of the factors used to determine the amount of the bonus, all of which is discretionary, as discussed above. The entire amount of the bonus is not earned until awarded. Because officers are not entitled to any bonus until awarded, the bonus amounts reported as earned in 2007 above represent bonuses awarded and paid in 2007. This includes the bonus based on 2006 performance that was paid on March 15, 2007. See "Bonus" in the Compensation Disclosure and Analysis. Mr. Rooney deferred 100% of his 2006 bonus (earned in 2007). The amount deferred is deemed invested in phantom stock units in U.S. Cellular Common Shares. See "Grants of Plan-Based Awards" below. The entire amount of his bonus earned in 2007, including the amount deferred, is included above in column (d). See "Information Regarding Nonqualified Deferred Compensation" below. As a result, Mr. Rooney also received a Company match of phantom stock bonus match units in U.S. Cellular Common Shares having a value of $153,143. See Note (e) below. The other officers did not defer any bonus in 2007.

  For disclosure purposes, the amount of bonus paid on March 14, 2008 with respect to 2007 is as follows:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Total Bonus for 2007 paid in 2008	$675,000	$252,000	$401,000	$275,000	$204,000

  The amount of the Bonus for 2007 paid in 2008 is only provided for disclosure purposes. These amounts were not earned until paid in 2008 and will be reported in next year's Summary Compensation Table with respect to 2008.

(e)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions. The vesting period of the awards is set forth under "Grants of Plan-Based Awards" below. Assumptions made in the valuation of stock awards in this column are incorporated by reference to Note 19 in U.S. Cellular's financial statements for the year ended December 31, 2007 included in its Form 10-K for the year ended December 31, 2007. All above stock awards were valued based on grant date fair value using an annual forfeiture rate (the percentage of stock awards granted that are assumed will be forfeited) of 0%. The annual forfeiture rate used in the calculation of the FAS 123R expense was 8.03% in 2007 and 7.74% in 2006. There were no forfeitures of stock awards in 2007 for the identified officers.

  Includes the amount of FAS 123R expense related to restricted stock units under the U.S. Cellular 2005 Long-Term Incentive Plan. U.S. Cellular restricted stock units granted in 2007 will become vested on the third anniversary of the grant date, or on April 2, 2010, except with respect to Mr. Rooney whose restricted stock units became vested on October 2, 2007.

  Also includes the amount of FAS 123R expense related to phantom stock bonus match units in U.S. Cellular Common Shares credited to such officer with respect to deferred bonuses. Deferred bonus is deemed invested in phantom U.S. Cellular Common Shares. U.S. Cellular does not currently pay dividends. Mr. Rooney deferred 100% of his 2006 bonus, which was paid in 2007. Accordingly, Mr. Rooney received a phantom stock bonus match with respect to such deferred bonus in 2007. As a result, he received a matching stock grant having a grant date value of $153,143. However, column (e) above includes

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  the amount of FAS 123R expense recognized in 2007 of $137,585. See "Information Regarding Nonqualified Deferred Compensation" below.

  The following is a summary of the amount of FAS 123R expense related to stock awards reflected in column (e) above:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2004 Restricted Stock Units	$—	$—	$20,794	$13,411	$12,059
2005 Restricted Stock Units	—	—	210,993	133,559	118,045
2006 Restricted Stock Units	—	11,648	76,546	48,614	42,908
2007 Restricted Stock Units	371,194	57,595	134,315	96,509	57,595

Amount of restricted stock expense in 2007	$371,194	$69,243	$442,648	$292,093	$230,607
Amount of bonus match expense in 2007	137,585	—	—	—	—

Total	$508,779	$69,243	$442,648	$292,093	$230,607

  For reference purposes, the following is a summary of the grant date value of stock awards in 2007 reflected in column (l) of the Grants of Plan Based Awards Table below:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2007 Restricted Stock Units	$371,194	$230,602	$537,629	$386,405	$230,602
2007 Bonus Match Awards	153,143	—	—	—	—

Total	$524,337	$230,602	$537,629	$386,405	$230,602

  If an award ultimately vests in full, the amount cumulatively recognized in the Summary Compensation Table over a period of years should equal 100% of the grant date fair value of the equity award or the total fair value at the date of settlement for a liability award.

(f)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions. The dates on which the stock options become exercisable and expire is set forth below under "Grants of Plan-Based Awards." Assumptions made in the valuation of the stock option awards in this column are incorporated by reference from Note 19 in U.S. Cellular's financial statements for the year ended December 31, 2007 included in its Form 10-K for the year ended December 31, 2007. All above stock options were valued based on grant date fair value using a forfeiture rate (the percentage of stock options granted in 2007 that are assumed will be forfeited) of 0%. The annual forfeiture rate used in the calculation of the FAS 123R expense was 9.6% in 2007 and 4.4% in 2006. There were no forfeitures of stock options in 2007 for the identified officers. The awards represent stock options with respect to U.S. Cellular Common Shares awarded during the fiscal year.

  The following is a summary of the amount of FAS 123R expense relating to stock options reflected in column (f) above:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2002 Options	$—	$—	$—	$6,343	$—
2003 Options	—	—	11,412	7,183	—
2004 Options	—	—	48,756	31,452	25,929
2005 Options	—	14,171	81,085	51,321	45,387
2006 Options	—	35,540	174,848	110,935	98,034
2007 Options	2,013,137	111,471	259,878	186,806	111,472

Amount of stock option expense in 2007	$2,013,137	$161,182	$575,979	$394,040	$280,822

  For reference purposes, the following is a summary of the grant date value of stock options in 2007 reflected in column (l) of the Grants of Plan Based Awards Table below:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Grant date value of stock options awarded in 2007	$2,013,137	$286,165	$667,164	$479,576	$286,165

  If a stock option ultimately vests in full, the amount cumulatively recognized in the Summary Compensation Table over a period of years should equal 100% of the grant date fair value of the equity award or the total fair value at the date of settlement for a liability award.

(g)
None of the above executive officers has any earnings for services performed during the fiscal year pursuant to awards under "non-equity incentive plans" or earnings on any outstanding awards, pursuant to SEC rules. All amounts paid or awarded are

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  disclosed in other columns under SEC rules. Although the 2007 Executive Officer Annual Incentive Plan Effective January 1, 2007 provides incentives to executive officers other than the Chairman and the President, this plan does not function in a way which permits the determination of the bonus based on achievement of performance measures, and is based on the judgment and discretion of the President and Chairman, as discussed above. Amounts under this plan are not earned until they are awarded and paid in the following year. There is no way under such plan to determine the amount to be paid prior to such time. Accordingly, amounts paid under such plan are set forth above under Bonus in column (d). See the discussion under "Bonus" in the above Compensation Discussion and Analysis.

(h)
As required by SEC rules, column (h) includes the portion of interest that exceeded 120% of the applicable federal long-term rate ("AFR"), with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate is set. Each of the identified officers participates in a supplemental executive retirement plan or SERP. The interest rate for 2007 was set as of the last trading date of 2006 at 5.9435% per annum, based on the yield on ten year BBB rated industrial bonds at such time. Such rate exceeded 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), of 5.89% at such time. Accordingly, pursuant to SEC rules, column (h) of the Summary Compensation Table for 2007 includes the portion of such interest that exceeded 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time the interest rate was set. In addition, column (h) includes $3,557 of interest that Mr. Rooney received and $1,087 of interest Mr. Ellison received on deferred salary that exceeds the AFR. The other officers have not deferred any of their salaries. Interest on deferred salary is compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points.

  Column (h) does not include any changes in pension values because U.S. Cellular does not have any defined benefit pension plans or pension plans (including supplemental plans) where the retirement benefit is actuarially determined that cover executive officers. The named executive officers only participate in tax-qualified defined contribution plans and a non-qualified defined contribution plan which, under SEC rules, are not required to be reflected in column (h). Both the TDS Tax-Deferred Savings Plan (TDSP) and the TDS Pension Plan are qualified defined contribution plans and the supplemental executive retirement plan (SERP) is a non-qualified defined contribution plan.

(i)
Does not include any discount amount under the TDS or U.S. Cellular employee stock purchase plans because such discounts are available generally to all employees of U.S. Cellular. The per share cost to each participant is 85% of the market value of the TDS Special Common Shares or U.S. Cellular Common Shares as of the issuance date, as applicable.

  Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is $10,000 or more.

  Column (i) includes the following: (1) if applicable, the total of perquisites and personal benefits if they equal or exceed $10,000, summarized by type, or specified for any perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for each officer, which are referred to as Specified Perquisites, in each case, valued on the basis of the aggregate incremental cost of such perquisite or personal benefit to U.S. Cellular, including any related tax gross up, and (2) contributions by U.S. Cellular for the benefit of the named executive officer under (a) the TDS tax-deferred savings plan which is referred to as the TDSP, (b) the TDS Pension Plan, and (c) the TDS supplemental executive retirement plan, which is referred to as the SERP, and (3) an Option Make-whole Payment as explained below:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Perquisites:
Corporate automobile allowance and other personal travel and related expenses	$10,480	N/A	N/A	N/A	N/A
Tax gross up relating to corporate automobile allowance	6,828	N/A	N/A	N/A	N/A

Total Perquisites if $10,000 or more	$17,308	N/A	N/A	N/A	N/A
Other Compensation
TDSP	$8,550	$8,550	$8,550	$—	$8,550
Pension Plan	10,575	10,575	10,575	10,575	10,575
SERP	34,425	14,504	34,425	28,566	18,834
Option Make-whole Payment	—	—	7,784	41,148	—

Total	$70,858	$33,629	$61,334	$80,289	$37,959

  Only John E. Rooney had perquisites or personal benefits that equaled or exceeded $10,000 in 2007. The corporate automobile allowance is valued at actual cost to U.S. Cellular, plus taxes reimbursed to the officer relating to such allowance.

  The TDSP is a tax-qualified defined contribution retirement plan that does not discriminate in scope, terms or operation in favor of executive officers or directors of TDS and that is available generally to all employees. Employees contribute amounts to the plan and U.S. Cellular makes matching contributions in part.

  The Pension Plan is a tax-qualified defined contribution retirement plan that does not discriminate in scope, terms or operation in favor of executive officers or directors of U.S. Cellular and that is available generally to all employees. U.S. Cellular and its subsidiaries make annual employer contributions for each participant.

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  The SERP is a non-qualified defined contribution plan that is available only to certain officers. This plan provides supplemental benefits under the Pension Plan to offset the reduction of benefits caused by the limitation on annual employee compensation which can be considered for tax qualified pension plans under the Internal Revenue Code. U.S. Cellular and its subsidiaries make annual employer contributions for each participant.

  In connection with amendments to certain stock option awards in 2006, U.S. Cellular agreed to pay $7,784 to Mr. Ellison and $41,148 to Mr. Irizarry in 2007, representing the aggregate amount of a make-whole payment as a result of the increase in the exercise price of the original stock option. For further information, see the footnotes to the Outstanding Equity Awards at Year End table below for Mr. Ellison and the footnotes to the Option Exercises and Stock Vested table for Mr. Irizarry.

(j)
Represents the dollar value of total compensation for the fiscal year based on the sum of all amounts reported in columns (c) through (i).

Footnotes:

(1)
John E. Rooney, as President and Chief Executive Officer, is included above as U.S. Cellular's principal executive officer. U.S. Cellular has an employment letter agreement with Mr. Rooney, a portion of which is executory. Under the executory portions of an offer letter which was accepted by John E. Rooney on March 28, 2000 relating to his employment as President and Chief Executive Officer, all unvested stock option and restricted stock awards granted on or prior to April 10, 2006 fully vested on October 10, 2006, and all stock option and restricted stock awards granted after April 10, 2006 will fully vest six months after the date they are granted.

(2)
Steven T. Campbell, U.S. Cellular's Executive Vice President—Finance, Chief Financial Officer and Treasurer since January 1, 2007, is included above as U.S. Cellular's principal financial officer. U.S. Cellular entered into a letter agreement with Mr. Campbell dated June 1, 2005, which was filed with the SEC as Exhibit 99.2 to U.S. Cellular's Current Report on Form 8-K dated June 1, 2005. This letter agreement related to Mr. Campbell's initial employment with U.S. Cellular and is no longer executory.

(3)
Jay M. Ellison, Executive Vice President and Chief Operating Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Ellison.

(4)
Michael S. Irizarry, Executive Vice President and Chief Technical Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Irizarry.

(5)
Jeffrey J. Childs, Senior Vice President—Human Resources and Chief Human Resources Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Childs.

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Information Regarding Plan-Based Awards Table

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding plan-based awards in 2007.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)
										Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
Name (a)	Grant Date (b)
		(c)	(d)	(e)	(f)	(g)	(h)
John E. Rooney
Awards in U.S. Cellular Common Shares(1)
Phantom Stock Bonus Match Units(2)	03/15/07							2,171			$153,143
Restricted Stock Units	04/02/07							5,027			$371,194

Subtotal Stock Awards								7,198			$524,337
Stock Options	04/02/07								121,000	$73.84	$2,013,137

Total Grant Date Fair Value											$2,537,474

Steven T. Campbell
Awards in U.S. Cellular Common Shares(1)
Restricted Stock Units	04/02/07							3,123			$230,602
Stock Options	04/02/07								17,200	$73.84	$286,165

Total Grant Date Fair Value											$516,767

Jay M. Ellison
Awards in U.S. Cellular Common Shares(1)
Restricted Stock Units	04/02/07							7,281			$537,629
Stock Options	04/02/07								40,100	$73.84	$667,164

Total Grant Date Fair Value											$1,204,793

Michael S. Irizarry
Awards in U.S. Cellular Common Shares(1)
Restricted Stock Units	04/02/07							5,233			$386,405
Stock Options	04/02/07								28,825	$73.84	$479,576

Total Grant Date Fair Value											$865,981

Jeffrey J. Childs
Awards in U.S. Cellular Common Shares(1)
Restricted Stock Units	04/02/07							3,123			$230,602
Stock Options	04/02/07								17,200	$73.84	$286,165

Total Grant Date Fair Value											$516,767

Explanation of Columns:

(a)	Includes the persons identified in the Summary Compensation Table.
(b)	Represents the date on which the Stock Option Compensation Committee took action to grant the awards.
(c)-(e)	These columns as set forth in SEC rules are not applicable because the identified officers did not receive any non-equity incentive plan awards, as defined by SEC rules.
(f)-(h)	These columns as set forth in SEC rules are not applicable because the identified officers did not receive any equity incentive plan awards, as defined by SEC rules.

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(i)
Includes the number of U.S. Cellular Common Shares underlying restricted stock units awarded pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan. Such restricted stock units become vested on April 2, 2010, except that the restricted stock unit award became fully vested on October 2, 2007 with respect to Mr. Rooney.

Also includes the number of phantom stock bonus match units in U.S. Cellular Common Shares credited to such officer with respect to deferred bonus compensation. Mr. Rooney deferred part of his bonus earned in 2006 under the U.S. Cellular long-term incentive plan. The U.S. Cellular 2005 Long-Term Incentive Plan permits the above officers to defer all or a portion of their annual bonus to a deferred compensation account. Deferred compensation will be deemed invested in phantom U.S. Cellular Common Shares. The phantom stock units are not credited with dividends because U.S. Cellular does not currently pay dividends. The officer makes an election as to when to receive a distribution of the deferred compensation account. If an officer elects to defer all or a portion of his annual bonus, U.S. Cellular will allocate a match award to the employee's deferred compensation account in an amount equal to the sum of (i) 25% of the deferred bonus amount which is not in excess of one-half of the employee's gross bonus for the year and (ii) 33 1/3% of the deferred bonus amount which is in excess of one-half of the employee's gross bonus for the year. The entire amount of the bonus is included in the Summary Compensation Table in column (d) under "Bonus," whether or not deferred. The FAS 123R expense of the matched stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards." See "Information Regarding Nonqualified Deferred Compensation" below.
(j)
Represents the number of U.S. Cellular Common Shares underlying stock options awarded during the fiscal year pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan. The U.S. Cellular stock options were granted at an exercise price of $73.84 per share, which was the closing price of a U.S. Cellular Common Share on April 2, 2007. Such stock options become exercisable with respect to 25% of the shares underlying the stock option on April 2, 2008, 2009, 2010 and 2011, except that the stock options vested on October 2, 2007 with respect to Mr. Rooney, and are exercisable until April 2, 2017.
(k)	Represents the per-share exercise price of the stock options granted in column (j). Such exercise price is not less than the closing market price of the underlying security on the date of the grant.
(l)
Represents the grant date fair value of each equity award computed in accordance with FAS 123R or, in the case of any adjustment or amendment of the exercise or base price of stock options, SARs or similar option-like instruments previously awarded to a named executive officer, whether through amendment, cancellation or replacement grants, or any other means ("repriced"), or other material modification of such awards, represents the incremental fair value, computed as of the repricing or modification date in accordance with FAS 123R, with respect to that repriced or modified award. No stock options were repriced or materially modified in the last fiscal year with respect to the identified executive officers.
Footnotes:
(1)
Pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan, on April 2, 2007, such executive officer was granted restricted stock units and stock options to purchase U.S. Cellular Common Shares as indicated above. The FAS 123R expense of the restricted stock unit awards is reported in the Summary Compensation Table in column (e) and the FAS 123R expense of the stock option awards is reported in the Summary Compensation Table in column (f).
(2)
Includes the number of phantom stock units in U.S. Cellular Common Shares credited to such officer with respect to company match units related to deferred bonus compensation. Only Mr. Rooney deferred his bonus earned in 2007 (based upon 2006 performance). John E. Rooney participates in the U.S. Cellular 2005 Long-Term Incentive Plan. This plan permits officers to defer all or a portion of their annual bonus to a deferred compensation account. The FAS 123R expense of the company match stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards." U.S. Cellular does not currently pay dividends. Does not include the amount of the bonus earned that was invested in phantom stock because this is reported in the Summary Compensation Table in column (d) under "Bonus" whether or not deferred and deemed invested in phantom stock, rather than in column (e) as "Stock Awards". John E. Rooney deferred $525,000, representing 100% of the bonus earned by him in 2007, and was credited with 7,441 shares of phantom stock on March 15, 2007.

54

Information Regarding Outstanding Equity Awards at Year End Table

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding outstanding equity awards at year end.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (j)
John E. Rooney
Options:
2005 Options(3)	104,575			$45.63	3/31/15
2004 Options(4)	92,000			$38.65	3/31/14
2003 Options(5)	105,250			$24.47	4/21/13
2002 Options(6)	16,500			$41.00	3/31/12
Stock Awards:
Bonus Match in 2007(9)						1,447	$121,693
Bonus Match in 2006(9)						514	$43,227

Total	318,325	—				1,961	$164,920

Steven T. Campbell
Options:
2007 Options(1)		17,200		$73.84	4/2/17
2006 Options(2)		5,682		$59.43	4/3/16
2005 Options(3)		2,563		$47.76	6/1/15
Stock Awards:
2007 Restricted Stock Units(10)						3,123	$262,644
2006 Restricted Stock Units(11)						590	$49,619

Total	—	25,445				3,713	$312,263

Jay M. Ellison
Options:
2007 Options(1)		40,100		$73.84	4/2/17
2006 Options(2)		27,957		$59.43	4/3/16
2005 Options(3)		17,200		$45.63	3/31/15
2004 Options(4)		8,807		$38.65	3/31/14
Amended Initial Options(7)	4,613			$75.00	9/1/10
Stock Awards:
2007 Restricted Stock Units(10)						7,281	$612,332
2006 Restricted Stock Units(11)						3,873	$325,719
2005 Restricted Stock Units(12)						13,897	$1,168,738

Total	4,613	94,064				25,051	$2,106,789

55

Michael S. Irizarry
Options:
2007 Options(1)		28,825	$73.84	4/2/17
2006 Options(2)		17,738	$59.43	4/3/16
2005 Options(3)		10,888	$45.63	3/31/15
2004 Options(4)		5,682	$38.65	3/31/14
Stock Awards:
2007 Restricted Stock Units(10)					5,233	$440,095
2006 Restricted Stock Units(11)					2,458	$206,718
2005 Restricted Stock Units(12)					8,798	$739,912

Total	—	63,133			16,489	$1,386,725

Jeffrey J. Childs
Options:
2007 Options(1)		17,200	$73.84	4/2/17
2006 Options(2)	5,225	15,675	$59.43	4/3/16
2005 Options(3)	5,125	9,625	$45.63	3/31/15
2004 Initial Options(8)		6,425	$43.20	2/17/14
Stock Awards:
2007 Restricted Stock Units(10)					3,123	$262,644
2006 Restricted Stock Units(11)					2,172	$182,665
2005 Restricted Stock Units(12)					7,776	$653,962

Total	10,350	48,925			13,071	$1,099,271

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Includes, on an award-by-award basis, the number of securities underlying unexercised stock options, including any awards that have been transferred other than for value, that are exercisable as of December 31, 2007. No awards have been transferred.

(c)
Includes on an award-by-award basis, the number of securities underlying unexercised stock options, including any awards that have been transferred other than for value, that are unexercisable as of December 31, 2007. No awards have been transferred.

(d)
This column is not applicable because the identified officers do not have any stock options that are equity incentive plan awards, as defined by SEC rules.

(e)
Represents the exercise prices of the awards identified in columns (b) and (c).

(f)
Represents the expiration dates of the awards identified in columns (b) and (c).

(g)
Represents the total number of shares underlying stock awards that have not vested as of December 31, 2007.

(h)
Represents the aggregate market value of shares underlying stock awards that have not vested as of December 31, 2007, calculated using the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007, the last trading day of 2007.

56

(i)
This column is not applicable because the identified officers do not have any stock awards that are equity incentive plan awards, as defined by SEC rules.

(j)
This column is not applicable because the identified officers do not have any stock awards that are equity incentive plan awards, as defined by SEC rules.

Footnotes:

        The following provides additional information with respect to outstanding equity awards at year end. Number references correspond to numbers in the above table. The following discloses the date that stock options were scheduled to become exercisable and that restricted stock units were scheduled to become vested. However, due to the delay in SEC filings resulting from the restatement discussed above, U.S. Cellular suspended the exercise of stock options between March 17 and October 10, 2006. As a result, the stock options that were scheduled to become exercisable on March 31, 2006 did not become exercisable until October 10, 2006.

(1)
The 2007 Options were scheduled to become exercisable in annual increments of 25% on April 2 of each year beginning in 2008 and ending in 2011 (except that all stock options became fully vested on October 2, 2007 with respect to Mr. Rooney), and are exercisable until April 2, 2017 at an exercise price of $73.84.

(2)
The 2006 Options were scheduled to become exercisable in annual increments of 25% on April 3 of each year beginning in 2007 and ending in 2010 (except that all stock options became fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until April 3, 2016 at an exercise price of $59.43.

(3)
The 2005 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2006 and ending in 2009 (except that all stock options became fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until March 31, 2015 at an exercise price of $45.63, except that the 2005 Options granted to Mr. Campbell were scheduled to become exercisable in annual increments of 25% on June 1 of each year beginning in 2006 and ending in 2009, and are exercisable until June 1, 2015 at an exercise price of $47.76.

(4)
The 2004 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2005 and ending in 2008 (except that all stock options became fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until March 31, 2014 at an exercise price of $38.65.

(5)
The 2003 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2004 and ending in 2007 (except that all stock options became fully vested on October 10, 2006 with respect to Mr. Rooney), and are exercisable until April 21, 2013 at an exercise price of $24.47 for Mr. Rooney, and are exercisable until March 31, 2013 at an exercise price of $23.61 for the other executive officers.

(6)
The 2002 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2003 and ending in 2006, and are exercisable until March 31, 2012 at an exercise price of $41.00.

(7)
The Amended Initial Options were originally granted on September 1, 2000 and were scheduled to become exercisable with respect to 20% of the shares underlying the stock option on September 1 of each year beginning in 2001 and ending in 2005, and were exercisable until September 1, 2010 at an exercise price of $73.31. No portion of the stock option has been exercised. The stock option was amended on December 26, 2006 to correct the exercise price of the stock option to the closing price of the underlying Common Shares as of the date of approval of the original stock option by the Stock Option Compensation Committee of $75.00 on September 8, 2000. In connection therewith, U.S. Cellular agreed to pay $7,784 to Mr. Ellison, which was paid in 2007, representing the aggregate amount of a make-whole payment as a result of the increase in the exercise price of the original stock option. The amended stock option with respect to 4,613 shares was immediately exercisable in full.

(8)
The 2004 Initial Options became exercisable with respect to 6,425 U.S. Cellular Common Shares on January 19, 2005 and with respect to an additional 6,425 Common Shares on each anniversary thereof, through and including January 19, 2008 for a total of 25,700 Common Shares, and are exercisable until February 17, 2014 at an exercise price of $43.20.

(9)
Represents U.S. Cellular Common Shares underlying phantom stock bonus match units credited to such officer with respect to deferred bonus compensation. One-third of the U.S. Cellular phantom stock bonus match units become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee is an employee of U.S. Cellular or an affiliate on such date.

(10)
Such restricted stock units become vested on April 2, 2010.

(11)
Such restricted stock units become vested on April 3, 2009.

(12)
Such restricted stock units become vested on March 31, 2008.

57

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized Upon Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
John E. Rooney(1)
Options Exercises (Date of Exercise):(4)(5)(6)
2000 CEO Initial Options (5/14/07)	55,000	$226,050
2006 Options (6/18/07)	24,543	$773,596
2006 Options (7/16/07)	23,556	$1,016,677
2006 Options (8/16/07)	31,620	$857,850
2006 Options (9/17/07)	25,912	$953,562
2007 Options (10/2/07)	121,000	$3,407,360
2006 Options (10/16/07)	26,015	$951,369
2001 CEO Options (11/16/07)	20,000	$472,000
2005 Options (11/16/07)	5,374	$200,826
2006 Options (11/16/07)	6,354	$149,764
2005 Options (12/17/07)	21,051	$854,039
Stock Awards Vested:
2007 Restricted Stock Units(1)			5,027	$512,754
2007 Bonus Match Units(3)			723	$60,804
2006 Bonus Match Units(3)			514	$43,227
2005 Bonus Match Units(3)			1,213	$102,013

Total	360,425	$9,863,093	7,477	$718,798

Steven T. Campbell
Options Exercises (Date of Exercise):(5)(6)
2005 Options (5/25/07)	1,281	$36,931
2005 Options (6/1/07)	1,281	$44,527
2006 Options (6/12/07)	1,893	$55,503
Stock Awards Vested:			—	—

Total	4,455	$136,961	—	—

Jay M. Ellison
Options Exercises (Date of Exercise):(5)(6)
2003 Options (5/17/07)	33,138	$1,677,446
2004 Options (5/17/07)	17,612	$626,635
2001 Options (6/14/07)	16,600	$420,146
2002 Options (6/14/07)	6,557	$317,818
2005 Options (6/14/07)	17,200	$754,048
2006 Options (6/14/07)	9,318	$279,913
Stock Awards Vested:
2004 Restricted Stock Units(2)			6,551	$490,670

Total	100,425	$4,076,006	6,551	$490,670

Michael S. Irizarry
Options Exercises (Date of Exercise):(5)(6)
Amended Initial Options (5/16/07)	10,800	$365,040
2002 Options (5/16/07)	5,288	$178,734
2003 Options (5/16/07)	20,863	$1,067,977
2004 Options (5/16/07)	11,362	$410,736
2005 Options (5/16/07)	10,887	$317,574
2006 Options (5/16/07)	5,912	$90,867
Stock Awards Vested:
2004 Restricted Stock Units(2)			4,225	$316,453

Total	65,112	$2,430,928	4,225	$316,453

Jeffrey J. Childs
Options Exercises (Date of Exercise):(5)(6)
2004 Initial Options (5/15/07)	10,000	$307,500
2004 Initial Options (5/31/07)	9,275	$335,477
2005 Options (8/27/07)	4,500	$241,110
Stock Awards Vested:
2004 Restricted Stock Units(2)			3,798	$284,470

Total	23,775	$884,087	3,798	$284,470

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

58

(b)
Represents the number of securities for which the stock options were exercised.

(c)
Represents the aggregate dollar value realized upon exercise of stock options, based on the difference between the market price of the underlying securities at exercise and the exercise or base price of the stock options.

(d)
Represents the number of shares of stock that have vested. This includes restricted stock and bonus plan company-match phantom stock units.

(e)
Represents the aggregate dollar value realized upon vesting of stock, calculated by multiplying the number of shares of stock or units by the market value (closing price) of the underlying shares on the vesting date.

Footnotes:

(1)
Pursuant to John E. Rooney's employment letter agreement, stock options and restricted stock units awarded to Mr. Rooney in 2007 vested on October 2, 2007. The stock price used to calculate the value realized on vesting of the restricted stock units was the closing price of U.S. Cellular Common Shares of $102.00 on October 2, 2007. The stock price used to calculate the value realized on vesting of the bonus stock was the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007, the last trading day of 2007.

(2)
Such restricted stock units were scheduled to become vested on March 31, 2007. The closing price of U.S. Cellular Common Shares on March 30, 2007, the last trading day prior to March 31, 2007, was $73.40. However, due to the delay in SEC filings resulting from the restatement discussed above, U.S. Cellular suspended the issuance of shares upon the vesting of restricted stock between March 17 and April 23, 2007. As a result, the restricted stock that was scheduled to become vested on March 31, 2007 was not issued until after April 23, 2007. The stock price used to calculate the value realized on vesting was the closing price of U.S. Cellular Common Shares of $74.90 on April 23, 2007.

(3)
Pursuant to U.S. Cellular's 2005 Long-Term Incentive Plan, the bonus plan company-match phantom stock units vest one-third on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee is an employee of U.S. Cellular or an affiliate on such date. The stock price used for U.S. Cellular shares was the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007, the last trading day in 2007. See "Information Regarding Nonqualified Deferred Compensation" below.

(4)
All stock option exercises by John E. Rooney were made pursuant to a plan under SEC Rule 10b5-1, except the exercise of the 2000 CEO Initial Options on May 14, 2007.

(5)
The exercise price with respect to such stock options was paid by allowing U.S. Cellular to withhold U.S. Cellular Common Shares having a value equal to the aggregate exercise price, and taxes were paid by allowing U.S. Cellular to withhold U.S. Cellular Common Shares having a value equal to the tax withholding amount.

(6)
See the Outstanding Equity Awards at Fiscal Year-End Table above for a description of the stock options that continued to be held by the named executive officers at December 31, 2007. In addition, the following is a description of stock options that had been fully exercised as of December 31, 2007 by the name executive officers:

  The 2001 Options were scheduled to become exercisable in annual increments of 20% on March 31 of each year beginning in 2002 and ending in 2006, and are exercisable until May 8, 2011 at an exercise price of $64.16.

  The 2001 CEO Options were scheduled to become exercisable in annual increments of 20% on March 31 of each year beginning in 2002 and ending in 2006, and are exercisable until May 29, 2011 at an exercise price of $59.40.

  The 2000 CEO Initial Options became exercisable in annual increments of 20% on April 10 of each year beginning in 2001 and ending in 2005, and are exercisable until April 10, 2010 at an exercise price of $69.19.

  The 2000 Options became exercisable in annual increments of 20% on March 31 of each year beginning in 2001 and ending in 2005, and are exercisable until March 31, 2010 at an exercise price of $71.00.

  The Amended Initial Options for Mr. Irizarry were originally granted on February 18, 2002 and were scheduled to become exercisable in annual increments of 20% on February 18 of each year beginning in 2003 and ending in 2007, and were exercisable until February 18, 2012 at an exercise price of $37.19. Options with respect to 16,200 shares were exercised prior to December 26, 2006. The unexercised portion of this stock option was amended on December 26, 2006 to correct the exercise price of the stock option to the closing price of the underlying Common Shares as of the date of approval of the original stock option by the Stock Option Compensation Committee of $41.00 on March 31, 2002. In connection therewith, U.S. Cellular agreed to pay $41,148 to Mr. Irizarry, which was paid in 2007, representing the aggregate amount of a make-whole payment as a result of the increase in the exercise price of the original stock option. The amended stock option with respect to 10,800 shares is immediately exercisable with respect to 5,400 shares and became fully exercisable on February 18, 2007. Mr. Irizarry exercised the remainder of these stock options on May 16, 2007.

Information Regarding Pension Benefits

        U.S. Cellular executive officers are covered by a "defined contribution" tax-deferred savings plan, a "defined contribution" pension plan and a related supplemental plan, as discussed above. The company contributions for each of the named executive officers under these plans is disclosed in column (i), "All

59

Other Compensation," of the Summary Compensation Table. However, U.S. Cellular does not have any "defined benefit" pension plans or pension plans (including supplemental plans). The named executive officers only participate in tax-qualified defined contribution plans and a non-qualified defined contribution plan. Both the TDS Tax-Deferred Savings Plan (TDSP) and the TDS Pension Plan are qualified defined contribution plans and the supplemental executive retirement plan (SERP) is a non-qualified defined contribution plan. Accordingly, the Pension Benefits table provided by SEC rules is not applicable.

Information Regarding Nonqualified Deferred Compensation

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding nonqualified deferred compensation.

Nonqualified Deferred Compensation

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
John E. Rooney
SERP(1)		$34,425	$10,837		$227,598
Salary Deferral(2)	$157,550		$65,365		$1,176,717
Bonus Deferral and Company Match(3)
Bonus Deferral 7,442 U.S. Cellular Common Shares	$525,000
Company Match in U.S. Cellular Common Shares
723 shares—2007 Company Match		$60,804
514 shares—2006 Company Match		$43,227
1,213 shares—2005 Company Match		$102,013
Changes in value in 2007			$915,436
Ending Balance 66,030 U.S. Cellular Common Shares					$5,553,123

Aggregate Totals(4)	$682,550	$240,469	$991,638	—	$6,957,438

Steven T. Campbell(5)
SERP(1)		$14,504			$14,504

	—	$14,504	—	—	$14,504

Jay M. Ellison
SERP(1)		$34,425	$7,753		$172,621
Salary Deferral(2)			$19,620		$327,194
Bonus Deferral and Company Match(3)
Changes in value in 2007			$43,591
Ending Balance 3,009 U.S. Cellular Common Shares					$253,057

Aggregate Totals(4)	—	$34,425	$70,964	—	$752,872

Michael S. Irizarry
SERP(1)		$28,565	$3,855		$97,278

Aggregate Totals(4)	—	$28,565	$3,855	—	$97,278

Jeffrey J. Childs
SERP(1)		$18,834	$895		$34,786

Aggregate Totals(4)	—	$18,834	$895	—	$34,786

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

60

(b)
Represents the dollar amount of aggregate executive contributions during the last fiscal year. The entire amount of the salary earned in 2007 is included in column (c) of the Summary Compensation Table, whether or not deferred. Only John E. Rooney deferred his salary in 2007. With respect to deferred bonus, includes the actual dollar amount of bonus deferred, which amount is also included in column (d) of the Summary Compensation Table. The entire amount of the bonus earned in 2007 is included in column (d) of the Summary Compensation Table, whether or not deferred. Only John E. Rooney deferred a portion of his bonus earned in 2007 (based upon 2006 performance). The officer makes an election as to when to receive a distribution of the deferred compensation account.

(c)
Represents the dollar amount of aggregate contributions by U.S. Cellular during the last fiscal year. With respect to the SERP, represents the actual dollar amount contributed with respect to 2007 for the officer. This is the same as the amount reported in column (i) of the Summary Compensation Table. With respect to the company match, represents the value of the shares on the date the bonus match units vested with respect to the officer. This does not agree with the amount included as stock awards in the column (e) of the Summary Compensation Table, which includes the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R rather than the value of the phantom shares at the time they are credited to the officer's account.

(d)
Represents the dollar amount of aggregate interest or other earnings accrued during the last fiscal year. With respect to the SERP, represents the actual dollar amount earned in 2007 by the officer, of which any amount that is deemed to be above-market or preferential earnings as defined by SEC rules is included in column (h) of the Summary Compensation Table. With respect to any deferred salary, includes the amount of interest credited to the deferred account for 2007, of which any amount that is deemed to be above-market or preferential earnings as defined by SEC rules is included in column (h) of the Summary Compensation Table.

(e)
Represents the aggregate dollar amount of any withdrawals by or distributions to the executive during the last fiscal year. Any such amounts represent withdrawals or distributions of company and/or employee contributions and/or earnings from prior years and are not included in 2007 compensation in the Summary Compensation Table.

(f)
Represents the dollar amount of total balance of the executive's account as of the end of the last fiscal year. With respect to the SERP, represents the actual dollar amount in the executive's account as of December 31, 2007. With respect to any deferred salary, represents the actual dollar amount in the executive's account as of December 31, 2007. With respect to bonus deferral and company match, represents the dollar value of the number of phantom stock units held in the executive's account based on the closing price of the underlying shares of $84.10 on December 31, 2007, the last trading day of the year.

Footnotes:

(1)
Each of the identified officers participates in a supplemental executive retirement plan ("SERP"). This plan provides supplemental benefits under the TDS pension plan ("Pension Plan") to offset the reduction of benefits caused by the limitation on annual employee compensation which can be considered for tax qualified pension plans under the Internal Revenue Code. The SERP is a non-qualified deferred compensation plan and is intended to be unfunded. Such officers are credited with interest on balances of the SERP. The interest rate for 2007 was set as of the last trading date of 2006 at 5.9435% per annum, based on the yield on ten year BBB rated industrial bonds at such time. Such rate exceeded 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), of 5.89% at such time. Accordingly, pursuant to SEC rules, column (h) of the Summary Compensation Table includes the portion of such interest that exceeded interest calculated using 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time such interest rate is set.

  See "Compensation Discusion and Analysis" for information relating to vesting and distribution of amounts under the SERP.

(2)
Represents deferred salary accounts pursuant to deferred salary compensation agreements for Messrs. Rooney and Ellison for 2007 and/or prior years. The other officers have not deferred any of their salaries. All of the annual salary earned is reported in column (c) of the Summary Compensation Table, whether or not deferred. Pursuant to the agreements, the deferred compensation account is credited with interest compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points until the deferred compensation amount is paid to such person. As required by SEC rules, column (h) of the Summary Compensation Table includes the portion of such interest that exceeded interest calculated using 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate is set.

  Messrs. Rooney and Ellison elected to receive distributions of their deferred salary balances as a lump sum payment upon their separation from the company.

(3)
The amounts in column (b) represent deferrals of bonus earned in 2007. All of the annual bonus is reported in column (d), "Bonus," of the Summary Compensation Table, whether or not deferred. The amounts in column (c) represent the value of company match awards vested with respect to the officer in the fiscal year. One-third of the phantom stock bonus match units vest with respect to a particular year's deferred bonus on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such officer is an employee of U.S. Cellular or an affiliate on such date. If the officer continues as an employee during the vesting period, he or she will receive a total bonus match equal to the sum of (i) 25% of amounts deferred up to 50% of such year's bonus and (ii) 33 1/3% of amounts deferred that exceed 50% of such year's bonus. The vesting of unvested phantom stock units may accelerate under certain circumstances and the effects of

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  such acceleration are disclosed in the "Potential Payments Upon Termination or Change in Control" table below. The FAS 123R expense of the company match stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards."

  Subject to the requirements of Section 409A of the Internal Revenue Code, an officer will receive in shares an amount equal to his or her vested deferred compensation account balance at the date elected by the officer (either the officer's separation from service or a date specified by the officer). See the Compensation Disclosure and Analysis for information relating to vesting and distribution of deferred bonus and company match balances.

(4)
Information relating to amounts included in the above Summary Compensation Table for 2007 is discussed in the above notes. As required by SEC rules, the following is a summary of the amount of the total deferred compensation balances reported as compensation in the summary compensation table in prior years, beginning in 2006, which is the first year in which deferred compensation was reported pursuant to the above table. This is the first year that Steven T. Campbell is included in the Summary Compensation Table, so there are no prior amounts reported for him below.

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
SERP Company Contribution	$33,626	$—	$25,432	$17,006	$12,823
Salary Deferral	141,064	—	—	—	—
Salary Deferral Excess Interest	3,335	—	1,201	—	—
Bonus Deferral	300,000	—	—	—	—
Company Match	121,548	—	—	—	—

Total	$599,573	$—	$26,633	$17,006	$12,823

(5)
Steven T. Campbell did not have any deferred compensation balances as of December 31, 2006 and, accordingly, did not have any earnings thereon in 2007.

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Potential Payments Upon Termination Or Change In Control

        This section discusses, with respect to the executives identified in the Summary Compensation Table, each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to such executive at, following, or in connection with any termination, including resignation, severance, retirement or constructive termination, or a change in control of U.S. Cellular or a change in the executive officer's responsibilities.

        The Company does not have any agreements with any of the named executive officers or any plans or policies that provide for severance or other compensation or benefits to the named executive officers upon termination or a Change in Control other than the acceleration of stock awards upon certain events as discussed herein and as set forth in the Table of Potential Payments upon Termination or Change in Control. The acceleration of awards is considered to be appropriate under certain qualified termination events or a Change in Control as discussed therein, but U.S. Cellular does not consider it appropriate to generally provide for other significant severance or similar benefits in such events or to permit the acceleration of awards as a general rule for other non-qualified termination events. The Company considers the fact that, unlike most of its peer companies, which are generally widely held, U.S. Cellular is controlled by TDS, which is controlled by the TDS Voting Trust. As a result, U.S. Cellular does not follow the practices of certain other companies that may provide for substantial benefits upon a termination or a Change in Control as a standard practice. Instead, potential payments upon termination or a Change in Control are designed primarily so that employees are neither harmed nor given a windfall in such circumstances. The acceleration of awards under certain circumstances is intended to motivate executive officers to act in the best long-term interests of U.S. Cellular.

        Notwithstanding the foregoing, U.S. Cellular may enter into agreements or arrangements with officers that provide for severance or other compensation or benefits under circumstances that are negotiated with such officer in connection with the employment or termination of employment of an officer. Any such agreement or arrangement is based on the facts and circumstances at the time relating to the particular employment relationship. See for instance the employment agreement entered into with John E. Rooney as discussed below.

        The foregoing approach to termination payments is consistent with U.S. Cellular's overall compensation objectives, as discussed above. These objectives assume that officers will be compensated primarily based on performance during their continued employment with U.S. Cellular and are designed to motivate executive officers to act in the best long-term interest of U.S. Cellular, recognizing that U.S. Cellular is a controlled company. As a result, these objectives do not contemplate providing significant benefits upon or provide incentives with respect to qualified termination events or a Change in Control or providing any benefits upon non-qualified termination events. Accordingly, the limited amounts of termination and Change in Control payments provided as discussed herein are taken into account with all other facts and circumstances, but otherwise do not significantly affect decisions relating to other elements of compensation, which are provided consistent with the foregoing compensation objectives assuming continued employment until normal retirement.

Arrangements with Specified Officers

        U.S. Cellular does not have any agreements with any of the named executive officers providing for severance or other compensation or benefits upon termination or a change in control, provided that certain awards may accelerate upon termination or a change in control as discussed above under Compensation Disclosure and Analysis—Other Benefits and Plans Available to Identified Officers. U.S. Cellular has certain arrangements with John E. Rooney relating to acceleration of vesting of stock options and restricted stock units that are not related to termination or a change in control, as discussed in footnote (1) to the below table.

Table of Potential Payments upon Termination or Change in Control

        The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following, or in connection with any termination of employment including by resignation, retirement, disability or a

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constructive termination of a named executive officer, or a Change in Control or a change in the named executive officer's responsibilities. However, in accordance with SEC regulations, the following does not report any amount to be provided to a named executive officer under any arrangement that does not discriminate in scope, terms, or operation in favor of our executive officers and which is available generally to all employees. Also, the following table does not repeat information disclosed above under the Nonqualified Deferred Compensation table or the Outstanding Equity Awards at Fiscal Year-End table, except to the extent that the amount payable to the named executive officer would be enhanced or accelerated by the termination event.

        The following table provides quantitative disclosure, assuming that the triggering event took place on December 31, 2007, the last business day of 2007 and, if applicable, that the price per share of the registrant's securities is the closing market price as of December 31, 2007. All of John E. Rooney's awards granted prior to 2008 other than bonus match awards have vested pursuant to his agreement with U.S. Cellular. See footnote (1) to the below table. The vesting of his bonus match units will accelerate in the event of a qualified disability, qualified retirement, death or, upon approval by the board of directors, a Change in Control. With respect to the other officers, the following represent additional payments that may become due as a result of the acceleration of the vesting of stock options and/or restricted stock units and/or bonus match units upon the following triggering events: (i) a qualified disability (for restricted stock units and bonus match units but not stock options), (ii) a qualified retirement, (iii) a Change in Control (as defined above) and (iv) death (for restricted stock units and bonus match units but not stock options) (collectively, "Triggering Events"). No such additional payments would be made in the event of any other termination of employment or service. In addition, the below table identifies all other payments that may be made pursuant to agreements, if any.

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Table of Potential Payments upon Termination or Change in Control

Name (a)	Early Vesting of Options ($) (b)	Early Vesting of Restricted Stock Units ($) (c)	Early Vesting of Bonus Stock Match Units ($) (d)	Other ($) (e)	Total ($) (f)
John E. Rooney(1)
Bonus Stock Match Units for 1,961 U.S. Cellular Common Shares			$164,920		$164,920

Aggregate Totals	—	—	$164,920	—	$164,920

Steven T. Campbell
Stock Options for 25,445 U.S. Cellular Common Shares(2)	$409,786				$409,786
Restricted Stock Units for 3,713 U.S. Cellular Common Shares		$312,263			$312,263

Aggregate Totals	$409,786	$312,263	—	—	$722,049

Jay M. Ellison
Stock Options for 94,064 Common Shares(2)	$2,163,087				$2,163,087
Restricted Stock Units for 25,051 U.S. Cellular Common Shares		$2,106,789			$2,106,789

Aggregate Totals	$2,163,087	$2,106,789	—	—	$4,269,876

Michael S. Irizarry
Stock Options for 63,133 Common Shares(2)	$1,410,451				$1,410,451
Restricted Stock Units for 16,489 U.S. Cellular Common Shares		$1,386,725			$1,386,725

Aggregate Totals	$1,410,451	$1,386,725	—	—	$2,797,176

Jeffrey J. Childs
Stock Options for 48,925 Common Shares(2)	$1,196,232				$1,196,232
Restricted Stock Units for 13,071 U.S. Cellular Common Shares		$1,099,271			$1,099,271

Aggregate Totals	$1,196,232	$1,099,271	—	—	$2,295,503

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Represents the maximum potential value of accelerated stock options assuming that a Triggering Event took place on December 31, 2007 and that the price per share of the registrant's securities is the closing market price as of December 31, 2007, the last trading day in 2007. The stock price used for U.S. Cellular shares was the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007. Includes only the aggregate difference between the exercise price of such stock options and such year end stock price.

(c)
Represents the maximum potential value of accelerated restricted stock units assuming that a Triggering Event took place on December 31, 2007 and that the price per share of the registrant's securities is the closing market price as of December 31, 2007, the last trading day in 2007. The stock price used for U.S. Cellular shares was the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007.

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(d)
Represents the maximum potential value of accelerated bonus match units assuming that a Triggering Event took place on December 31, 2007 and that the price per share of the registrant's securities is the closing market price as of December 31, 2007, the last trading day in 2007. The stock price used for U.S. Cellular shares was the closing price of U.S. Cellular Common Shares of $84.10 on December 31, 2007.

(e)
There were no other potential payments upon a termination or change in control as of December 31, 2007.

(f)
Represents the total of columns (b) through (e).

  Although U.S. Cellular has attempted to make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment or benefit based on the disclosed material assumptions, the calculation of the foregoing represents forward-looking statements that involve risks, uncertainties and other factors that may cause actual results to be significantly different from the amounts expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include those set forth under "Risk Factors" in U.S. Cellular's Form 10-K for the year ended December 31, 2007.

  Perquisites and other personal benefits or property payable upon termination or change in control are excluded only if the aggregate amount of such compensation will be less than $10,000. A perquisite or personal benefit is specifically identified only if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an officer. Any perquisite or personal benefit is valued on the basis of the aggregate incremental cost of such perquisite or personal benefit to U.S. Cellular.

  No information is provided with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the registrant and that are available generally to all employees.

Footnotes:

(1)
U.S. Cellular has certain arrangements with John E. Rooney relating to acceleration of stock options and restricted stock units. Reference is made to U.S. Cellular's Form 8-K dated March 26, 2000 for further information. However, the acceleration of such awards granted on or prior to April 10, 2006 already occurred as of October 10, 2006, and awards granted after April 10, 2006 vest six months after the date of grant, as discussed above. Accordingly, Mr. Rooney would have no further benefits or acceleration as a result of termination of Change in Control, except with respect to bonus stock match units as set forth in the above table.

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(2)
The following table shows the calculation of the difference between the exercise price of such stock options and such year end stock price:

Option (Per Share Exercise Price of Options)	Number of Shares Underlying Specified Awards that are Unvested at 12/31/07	Value at 12/31/07 based on $84.10 per share	Less Aggregate Exercise Price	Difference (if Positive)
Steven T. Campbell(2)
2007 Options ($73.84)	17,200	$1,446,520	$1,270,048	$176,472
2006 Options ($59.43)	5,682	$477,856	$337,681	$140,175
2005 Options ($47.76)	2,563	$215,548	$122,409	$93,139

Total	25,445			$409,786

Jay M. Ellison
2007 Options ($73.84)	40,100	$3,372,410	$2,960,984	$411,426
2006 Options ($59.43)	27,957	$2,351,184	$1,661,485	$689,699
2005 Options ($45.63)	17,200	$1,446,520	$784,836	$661,684
2004 Options ($38.65)	8,807	$740,669	$340,391	$400,278

Total	94,064			$2,163,087

Michael S. Irizarry
2007 Options ($73.84)	28,825	$2,424,183	$2,128,438	$295,745
2006 Options ($59.43)	17,738	$1,491,766	$1,054,169	$437,597
2005 Options ($45.63)	10,888	$915,681	$496,819	$418,862
2004 Options ($38.65)	5,682	$477,856	$219,609	$258,247

Total	63,133			$1,410,451

Jeffrey J. Childs
2007 Options ($73.84)	17,200	$1,446,520	$1,270,048	$176,472
2006 Options ($59.43)	15,675	$1,318,268	$931,565	$386,703
2005 Options ($45.63)	9,625	$809,463	$439,189	$370,274
2004 Initial Options ($43.20)	6,425	$540,343	$277,560	$262,783

Total	48,925			$1,196,232

Compensation of Directors

        The following table shows, as to directors who are not executive officers of U.S. Cellular or TDS, certain information regarding director compensation.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Walter C.D. Carlson	$48,085	$23,656	—	—	—	—	$71,741
J. Samuel Crowley	$134,250	—	—	—	—	—	$134,250
Ronald E. Daly	$62,018	$25,202	—	—	—	—	$87,220
Paul-Henri Denuit	$128,500	—	—	—	—	—	$128,500
Harry J. Harczak, Jr.	$104,000	—	—	—	—	—	$104,000

Explanation of Columns:

(a)
Includes each director unless such director is an executive officer whose compensation, including any compensation for service as a director, is fully reflected in the Summary Compensation Table, except for directors that do not receive any compensation directly from U.S. Cellular as discussed in the next paragraph. Accordingly, the above includes only non-employee directors. Directors who are employees of TDS or its subsidiaries do not receive directors fees or any compensation directly from U.S. Cellular.

  LeRoy T. Carlson, Jr., LeRoy T. Carlson and Kenneth R. Meyers received no compensation directly from U.S. Cellular. Such persons are or were compensated by TDS in connection with their services as officers for TDS and TDS subsidiaries,

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  including U.S. Cellular. A portion of such persons' compensation expense incurred by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. A portion of their compensation expense incurred by TDS is allocated to U.S. Cellular by TDS, along with the allocation of other compensation expense and other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." There is no identification or quantification of the compensation of such persons to U.S. Cellular, or of any other allocated expense in this management fee. The management fee is recorded as a single expense by U.S. Cellular. U.S. Cellular does not obtain details of the components that make up this fee and does not segregate this fee or allocate any part of the management fee to other accounts such as compensation expense. Accordingly, the compensation expenses incurred by TDS with respect to such persons are not reported in the above table. However, for purposes of disclosure, approximately 76% of LeRoy T. Carlson, Jr.'s compensation expense in 2007, approximately 77% of Kenneth R. Meyers' compensation expense in 2007 and approximately 76% of LeRoy T. Carlson's compensation expense in 2007 incurred by TDS is included by TDS in the total management fee to U.S. Cellular. Information with respect to compensation from TDS to LeRoy T. Carlson, Jr., Kenneth R. Meyers and LeRoy T. Carlson is included in TDS' proxy statement related to its 2008 annual meeting of shareholders.

(b)
Includes the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees, and meeting fees.

(c)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. The following table discloses certain additional information with respect to stock awards to non-employee directors:

Name	Aggregate Number of awards of U.S. Cellular Common Shares outstanding at December 31, 2007	Aggregate Number of U.S. Cellular Common Shares underlying Stock Awards Granted in 2007	Aggregate Grant Date Fair Value of Stock Awards in 2007
Walter C.D. Carlson	—	321	$23,656
J. Samuel Crowley	—	—	—
Ronald E. Daly	—	342	$25,202
Paul-Henri Denuit	—	—	—
Harry J. Harczak, Jr.	—	—	—

  Shares due with respect to stock awards for retainers or meeting fees are issued promptly after the date upon which the awards become effective and, accordingly, there are no awards outstanding at the end of the fiscal year.

(d)
This column is not applicable because non-employee directors do not receive stock options.

(e)
This column is not applicable because non-employee directors do not participate in any non-equity incentive plans, as defined by SEC rules.

(f)
This column is not applicable because non-employee directors do not participate in any defined benefit pension plans or pension plans (including supplemental plans) where the retirement benefit is actuarially determined or receive any earnings on deferred compensation.

(g)
This column is not applicable because there is no other compensation.

(h)
Represents the sum of all amounts reported in columns (b) through (g).

Narrative Disclosure to Director Compensation Table

        The following provides additional information with respect to director compensation. All director compensation is approved by the full board of directors.

        Non-employee directors of U.S. Cellular participate in a compensation plan for non-employee directors (the "Non-Employee Directors' Plan"). A non-employee director is a director who is not an employee of U.S. Cellular, TDS or TDS Telecom. The purpose of the Non-Employee Directors' Plan is to provide reasonable compensation to non-employee directors in connection with their services to U.S. Cellular in order to induce qualified persons to become and serve as non-employee members of our board of directors. This plan was amended by the U.S. Cellular board of directors on May 31, 2007 and August 29, 2007, subject to shareholder approval, to increase the fees paid to directors, as discussed above under Proposal 2.

        Prior to the amendment, the Non-Employee Directors' Plan provided that each non-employee director will receive an annual director's fee of $44,000 payable annually. The plan also provided that each non-employee director serving on the Audit Committee will receive an annual director's fee of $11,000, except for the chairperson, who will receive a fee of $22,000. The plan also provided that each

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non-employee director will receive a fee of $5,000 for serving on the Stock Option Compensation Committee except for the chairperson, who will receive a fee of $7,000. It also provided that each non-employee director will receive a fee of $1,750 for board of directors, Audit Committee and Stock Option Compensation Committee meetings, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with travel to, and attendance at, each regularly scheduled or special meeting.

        The Non-Employee Directors' Plan further provided that each non-employee director may elect to receive up to fifty percent (50%) of any or all of the above retainers or meeting fees for regularly scheduled meetings of the board (five per year), by the delivery of U.S. Cellular Common Shares having a fair market value as of the date of payment equal to the cash amount of the retainer or fee foregone.

        Under the Non-Employee Directors' Plan prior to the amendment, for purposes of determining the number of Common Shares deliverable in connection with any of the foregoing elections, the fair market value of a Common Share was the average closing price of our Common Shares as reported in the American Stock Exchange Composite Transactions section of The Wall Street Journal for the twenty trading days before the annual meeting of shareholders or the date of the board meeting, as applicable.

        The board of directors previously reserved 10,000 Common Shares for issuance pursuant to the Non-Employee Directors' Plan prior to the amendment. In connection with the amendment of the plan, the board of directors reserved an additional 50,000 Common Shares for the plan.

        Directors are also reimbursed for travel and expenses incurred in attending board and committee meetings, director education and other board or company related matters pursuant to U.S. Cellular's travel and expense reimbursement policy. U.S. Cellular also reimburses directors for the costs of attending director education programs.

        None of the directors had stock awards or stock option awards outstanding at fiscal year end.

Compensation Committee Interlocks and Insider Participation

        LeRoy T. Carlson, Jr., is a member of the board of directors of TDS and U.S. Cellular. Mr. Carlson is also the Chairman of U.S. Cellular and, as such, functions as the compensation committee for executive officers of U.S. Cellular. He is compensated by TDS for his services to TDS and all of its subsidiaries. However, as discussed above, a portion of Mr. Carlson's compensation paid by TDS is allocated to U.S. Cellular as part of the management fee under the intercompany agreement described below. John E. Rooney, a director and President and Chief Executive Officer of U.S. Cellular, participated in executive compensation decisions for U.S. Cellular, other than for himself.

        Long-term compensation for executive officers is approved by our Stock Option Compensation Committee, which currently consists of Paul-Henri Denuit, J. Samuel Crowley and Ronald E. Daly. Our Stock Option Compensation Committee is comprised of members of our board of directors who are independent, as discussed above. None of such persons was, during 2007, an officer or employee of U.S. Cellular or its affiliates, was formerly an officer of U.S. Cellular or had any relationship requiring disclosure by U.S. Cellular under any paragraph of Item 404 of SEC Regulation S-K.

        LeRoy T. Carlson, Jr. and Walter C.D. Carlson, directors of U.S. Cellular, are trustees and beneficiaries of the voting trust which controls TDS, which controls U.S. Cellular, and LeRoy T. Carlson, a director of U.S. Cellular, is a beneficiary of such voting trust. See "Security Ownership of Certain Beneficial Owners and Management." LeRoy T. Carlson, LeRoy T. Carlson, Jr., Walter C.D. Carlson and Kenneth R. Meyers, directors of U.S. Cellular, are also directors of TDS. See "Election of Directors."

        U.S. Cellular has entered into a number of arrangements and transactions with TDS. Some of these arrangements were established at a time prior to our initial public offering when TDS owned more than 90% of our outstanding capital stock and were not the result of arm's length negotiations. There can be no assurance that such arrangements will continue or that the terms of such arrangements will not be modified in the future. If additional transactions occur in the future, there can be no assurance that the terms of such future transactions will be favorable to us or will continue to provide us with the same level of support for our financing and other needs as TDS has provided in the past. The principal arrangements that exist between U.S. Cellular and TDS are summarized below.

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Other Relationships and Related Transactions

Exchange Agreement

        U.S. Cellular and TDS are parties to an exchange agreement dated July 1, 1987, as amended as of April 7, 1988.

        Common Share Purchase Rights; Potential Dilution.    The exchange agreement granted TDS the right to purchase additional Common Shares of U.S. Cellular sold after our initial public offering, to the extent necessary for TDS to maintain its proportionate interest in our Common Shares. For purposes of calculating TDS' proportionate interest in our Common Shares, the Series A Common Shares are treated as if converted into Common Shares. Upon notice to U.S. Cellular, TDS is entitled to subscribe to each issuance in full or in part at its discretion. If TDS decides to waive, in whole or in part, one or more of its purchase opportunities, the number of Common Shares subject to purchase as a result of subsequent issuances will be further reduced.

        If TDS elects to exercise its purchase rights, it is required to pay cash for all Common Shares issued to it by us, unless otherwise agreed. In the case of sales by us of Common Shares for cash, TDS is required to pay the same price per Common Share as the other buyers. In the case of sales for consideration other than cash, TDS is required to pay cash equal to the fair market value of such other consideration as determined by our board of directors. Depending on the price per Common Share paid by TDS upon exercise of these rights, the issuance of Common Shares by us pursuant thereto could have a dilutive effect on our other shareholders. The purchase rights described above are in addition to the preemptive rights granted to TDS as a holder of Series A Common Shares under our restated certificate of incorporation.

        Funding of License Costs.    Through the date of our initial public offering, TDS had funded or made provisions to fund all the legal, engineering and consulting expenses incurred in connection with the wireline application and settlement process and that portion of the price of cellular interests acquired by purchase that represented the cost of cellular licenses. Pursuant to the exchange agreement, as amended, TDS has agreed to fund as an additional capital contribution, without the issuance of additional stock or the payment of any other consideration to TDS, additional costs associated with the acquisition of the additional cellular interests that we had a right to acquire at the time of the initial public offering. Through December 31, 2007, TDS had funded costs totaling approximately $67.2 million. TDS is obligated under the exchange agreement to make additional capital contributions to us under certain circumstances. Currently, TDS has no obligations with respect to additional capital contributions.

        RSA Rights.    Under the exchange agreement: (a) TDS retained all its rights to file applications for and obtain the wireline licenses to operate cellular systems in Rural Service Areas ("RSAs"); (b) TDS retained the right to exchange these RSA rights for additional interests in cellular systems in which we have an interest or interests in cellular systems within the same or other Metropolitan Statistical Areas ("MSAs") or in RSAs; (c) TDS retained the right to acquire telephone, paging or other non-cellular companies with interests in cellular systems; (d) TDS retained the right to acquire interests in RSAs in which we indicated we did not desire to participate; and (e) the rights referred to in (a), (b), (c) and (d) above were to remain the property of TDS unless transferred to us for appropriate consideration.

        Right of Negotiation.    For certain interests, if TDS desires to sell its interest in any RSA, TDS is required to give us the opportunity to negotiate for such interest, subject to TDS being legally able to transfer the interest free of any restrictions on its sale or transfer. If we desire to purchase any interest so offered, TDS is required to negotiate with us concerning the terms and conditions of the transaction, including the price and the method of payment. If we are unable to agree with TDS on the terms and conditions of the transaction during a 60-day negotiation period, TDS would thereafter be under no obligation to offer the interest to us, except if TDS proposed to sell the interest within a year after the end of the negotiation period at a price equal to or lower than our highest written offer during the negotiation period. In such case, we would have the right to purchase the interest at that price.

        Corporate Opportunity Arrangements.    Our restated certificate of incorporation, as amended, provides that, so long as at least 500,000 Series A Common Shares are outstanding, we may not,

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without the written consent of TDS, engage in any non-cellular activities. We have been informed that TDS intends to give its consent to the acquisition of any non-cellular interest that is incidental to the acquisition of a cellular interest. However, TDS could impose conditions on any such consent, including a requirement that we resell any non-cellular interest to TDS or that we give TDS the right of first refusal with respect to such sale.

        Our restated certificate of incorporation, as amended, also restricts the circumstances under which we are entitled to claim that an opportunity, transaction, agreement or other arrangement to which TDS, or any person in which TDS has or acquires a financial interest, is or should be our property. In general, so long as at least 500,000 Series A Common Shares are outstanding, we will not be entitled to any such "corporate opportunity" unless it relates solely to the construction of, the ownership of interests in, and/or the management of, cellular telephone systems, and then only if such corporate opportunity did not arise in any way as a result of the rights otherwise retained by TDS. Our restated certificate of incorporation allows us to pursue future opportunities to provide cellular service and design, consulting, engineering and construction management services for cellular telecommunications systems located outside the United States.

Tax Allocation Agreement

        We have entered into a tax allocation agreement with TDS under which we have agreed to join in filing consolidated Federal income tax returns with the TDS affiliated group unless TDS requests otherwise. Pursuant to such agreement, TDS files Federal income tax returns and pays Federal income taxes for all members of the TDS consolidated group, including U.S. Cellular and its subsidiaries. U.S. Cellular and its subsidiaries pay TDS for Federal taxes based on the amount they would pay if they were filing a separate return as their own affiliated group and were not included in the TDS group. These payments are based on the average tax rate (excluding the effect of tax credits) of the TDS affiliated group. Any deficiency in tax thereafter proposed by the IRS for any consolidated return year that involves income, deductions or credits of U.S. Cellular or its subsidiaries, and any claim for refund of tax for any consolidated return year that involves such items, will be contested or prosecuted at the sole discretion of TDS and at our expense. To the extent that any deficiency in tax or refund of tax is finally determined to be attributable to the income, deductions or credits of U.S. Cellular, such deficiency or refund will be payable by or to us. Under the tax allocation agreement, U.S. Cellular paid $192.6 million to TDS for federal income taxes in 2007.

        If we cease to be a member of the TDS affiliated group, and for a subsequent year U.S. Cellular and its subsidiaries are required to pay a greater amount of Federal income tax than they would have paid if they had not been members of the TDS group after June 30, 1987, TDS will reimburse us for the excess amount of tax, without interest. In determining the amount of reimbursement, any profits or losses from new business activities acquired by us or our subsidiaries after we leave the TDS group will be disregarded. No reimbursement will be required if at any time in the future U.S. Cellular becomes a member of another affiliated group in which U.S. Cellular is not the common parent or fewer than 500,000 Series A Common Shares are outstanding. In addition, reimbursement will not be required on account of the income of any subsidiary of U.S. Cellular if more than 50% of the voting power of such subsidiary is held by a person or group other than a person or group owning more than 50% of the voting power of TDS.

        Rules similar to those described above will be applied to any state or local franchise or income tax liabilities to which TDS and U.S. Cellular and its subsidiaries are subject and which are required to be determined on a unitary, combined or consolidated basis. Under such rules, U.S. Cellular paid a net amount of $11.2 million to TDS for such taxes in 2007.

Cash Management Agreement

        From time to time we deposit our excess cash with TDS for investment under TDS' cash management program pursuant to the terms of a cash management agreement. Such deposits are available to us on demand and bear interest each month at the 30-day commercial paper rate reported in The Wall Street Journal on the last business day of the preceding month plus 1/4%, or such higher rate

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as TDS may in its discretion offer on such demand deposits. We may elect to place funds for a longer period than on demand in which event, if such funds are placed with TDS, they will bear interest at the commercial paper rate for investments of similar maturity plus 1/4%, or at such higher rate as TDS may in its discretion offer on such investments.

Intercompany Agreement

        In order to provide for certain transactions and relationships between the parties, U.S. Cellular and TDS have agreed under an intercompany agreement, among other things, as follows:

        Services.    U.S. Cellular and TDS make available to each other from time to time services relating to operations, marketing, human resources, accounting, customer services, customer billing, finance, and general administration, among others. Unless otherwise provided by written agreement, services provided by TDS or any of its subsidiaries are charged and paid for in conformity with the customary practices of TDS for charging TDS' non-telephone company subsidiaries. Payments by us to TDS for such services totaled $105.6 million in 2007. For services provided to TDS, we receive payment for the salaries of our employees and agents assigned to render such services (plus 40% of the cost of such salaries in respect of overhead) for the time spent rendering such services, plus out-of-pocket expenses. Payments by TDS to us for such services were nominal in 2007.

        Equipment and Materials.    We purchase materials and equipment from TDS and its subsidiaries on the same basis as materials and equipment are purchased by any TDS affiliate from another TDS affiliate. Purchases by us from TDS affiliates totaled $16.2 million in 2007.

        Accountants and Legal Counsel.    We have agreed to engage the firm of independent registered public accountants selected by TDS for purposes of auditing our financial statements, including the financial statements of our direct and indirect subsidiaries, and providing certain other services. We have also agreed that, in any case where legal counsel is to be engaged to represent the parties for any purpose, TDS has the right to select the counsel to be engaged, which may be the same counsel selected to represent TDS unless such counsel deems there to be a conflict. If we use the same counsel as TDS, each of us and TDS is responsible for the portion of the fees and expenses of such counsel determined by such counsel to be allocable to each.

        Indemnification.    We have agreed to indemnify TDS against certain losses, claims, damages or liabilities, including those arising out of: (1) the conduct of our business (except where the loss, claim, damage or liability arises principally from TDS' gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement. TDS will similarly indemnify us with respect to: (1) the conduct by TDS of its non-cellular businesses before July 1, 1987 (except where the loss, claim, damage or liability arises principally from U.S. Cellular's gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement.

        Disposal of Company Securities.    TDS will not dispose of any of our securities held by it if such disposition would result in the loss of any license or other authorization held by us and such loss would have a material adverse effect on us.

        Transfer of Assets.    Without the prior written consent of TDS, we may not transfer (by sale, merger or otherwise) more than 15% of our consolidated assets unless the transferee agrees to become subject to the Intercompany Agreement.

Registration Rights Agreement; Other Sales of Common Shares

        Under a registration rights agreement, we have agreed, upon the request of TDS, to file one or more registration statements under the Securities Act of 1933 or take other appropriate action under the laws of foreign jurisdictions in order to permit TDS to offer and sell, domestically or abroad, any of our debt or equity securities that TDS may hold at any time. TDS will pay all costs relating thereto and any underwriting discounts and commissions relating to any such offering, except that we will pay the fees of any counsel, accountants, trustees, transfer agents or other agents retained by U.S. Cellular in

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connection therewith. TDS has the right to select the counsel we retain to assist it to fulfill any of its obligations under the registration rights agreement.

        There is no limitation on the number or frequency of the occasions on which TDS may exercise its registration rights, except that we will not be required to comply with any registration request unless, in the case of a class of equity securities, the request involves at least the lesser of 1,000,000 shares or 1% of the total number of shares of such class then outstanding, or, in the case of a class of debt securities, the principal amount of debt securities covered by the request is at least $5,000,000. We have also granted TDS the right to include its securities in certain registration statements covering offerings by us and will pay all costs of such offerings other than incremental costs attributable to the inclusion of our securities owned by TDS in such registration statements.

        We will indemnify TDS and its officers, directors and controlling persons against certain liabilities arising under the laws of any country in respect of any registration or other offering covered by the registration rights agreement. We have the right to require TDS to delay any exercise by TDS of its rights to require registration and other actions for a period of up to 90 days if, in our judgment, any offering by us then being conducted or about to be conducted would be materially adversely affected. TDS has further agreed that it will not include any of our securities in any registration statement filed by us which, in the judgment of the managing underwriters, would materially adversely affect any offering by us. The rights of TDS under the registration rights agreement are transferable to non-affiliates of TDS.

Insurance Cost Sharing Agreement

        Pursuant to an insurance cost sharing agreement, we and our officers, directors and employees are afforded coverage under certain insurance policies purchased by TDS. A portion of the premiums payable under each such policy is allocated by TDS to us on the same basis as premiums were allocated before the insurance cost sharing agreement was entered into, if the policies are the same as or similar to the policies in effect before the insurance cost sharing agreement was entered into, or on such other reasonable basis as TDS may select from time to time. If TDS decides to change the allocation of premiums at any time, TDS will consult with us before the change is made, but the decision as to whether to make the change will be in the reasonable discretion of TDS. We believe that the amounts payable by us under the insurance cost sharing agreement are generally more favorable than the premiums we would pay if we were to obtain coverage under separate policies. Payments made by U.S. Cellular to TDS under the Insurance Cost Sharing Agreement totaled $7.5 million in 2007.

Employee Benefit Plans Agreement

        Under an employee benefit plans agreement, our employees participate in the TDS tax-deferred savings plan. We reimburse TDS for the costs associated with such participation. In addition, we have agreed to reimburse TDS for certain costs incurred by TDS in connection with the issuance of stock under the TDS employee stock purchase plans to our employees. Payments made by U.S. Cellular to TDS under the Employee Benefit Plans Agreement totaled $0.7 million in 2007.

Certain Relationships and Related Transactions

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular, TDS and their subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS and U.S. Cellular, the non-executive Chairman of the Board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and an Assistant Secretary of U.S. Cellular and certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.6 million in 2007, $6.9 million in 2006 and $4.7 million in 2005.

        The Audit Committee of the board of directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the American Stock Exchange.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table provides information as of December 31, 2007 regarding U.S. Cellular Common Shares that may be issued under equity compensation plans currently maintained by U.S. Cellular.

Plan Category	(a) Number of securities to be issued upon the exercise of outstanding options and rights	(b) Weighted-average exercise price of outstanding options and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	1,855,347	$51.65	2,261,046
Equity compensation plans not approved by security holders(2)	—	—	3,139

TOTAL	1,855,347	$51.65	2,264,185

Explanation of Columns:

(a)
Represents the number of securities to be issued upon the exercise of outstanding options, unvested restricted stock units and vested and unvested phantom stock units.

(b)
Represents the weighted-average exercise price of all outstanding options. Restricted stock units and phantom stock units do not have any exercise price.

(c)
Represents the number of securities remaining available for future issuance under the plan, other than securities to be issued upon the exercise of the outstanding options, restricted stock units and phantom stock units disclosed in column (a).

Footnotes:

(1)
This includes the following plans that have been approved by U.S. Cellular shareholders:

Plan	Number of securities to be issued upon the exercise of outstanding options and rights	Number of securities remaining available for future issuance (excluding securities reflected in prior column)	Total
2003 Employee Stock Purchase Plan	—	96,900	96,900
2005 Long-Term Incentive Plan	1,855,347	2,164,146	4,019,493

TOTAL	1,855,347	2,261,046	4,116,393

  See Note 19—Stock-Based Compensation, in the notes to the consolidated financial statements included in our 2007 Annual Report to Shareholders for certain information about these plans, which is incorporated by reference herein.

  The 2003 Employee Stock Purchase Plan will expire on December 31, 2008. As noted above under Proposal 3, the 2009 Employee Stock Purchase Plan that will be effective January 1, 2009 is being submitted for approval by shareholders.

(2)
The only plan that has not been approved by U.S. Cellular shareholders is the Compensation Plan for Non-Employee Directors. The material terms of the Compensation Plan for Non-Employee Directors are set forth above under "Compensation of Directors" and are incorporated by reference herein.

  As noted above under Proposal 2, the Compensation Plan for Non-Employee Directors has been amended and additional shares authorized, and this amended plan is being submitted for approval by shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        On February 29, 2008, there were outstanding 54,455,783 Common Shares, par value $1.00 per share (excluding 612,436 shares held by U.S. Cellular and a subsidiary of U.S. Cellular), and 33,005,877 Series A Common Shares, par value $1.00 per share, representing a total of 87,461,660 shares of common stock. As of February 29, 2008 no shares of our Preferred Stock, par value $1.00 per share, were outstanding. Holders of outstanding Common Shares are entitled to elect 25% of the directors (rounded up to the nearest whole number) and are entitled to one vote for each Common Share held in such holder's name with respect to all matters on which the holders of Common Shares are entitled to vote at the annual meeting. The holder of Series A Common Shares is entitled to elect 75% of the directors (rounded down to the nearest whole number) and is entitled to ten votes for each Series A Common Share held in such holder's name with respect to all matters on which the holder of Series A Common Shares is entitled to vote. Accordingly, the voting power of the Series A Common

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Shares with respect to matters other than the election of directors was 330,058,770 votes, and the total voting power of all outstanding shares of capital stock was 384,514,553 as of February 29, 2008.

Security Ownership of U.S. Cellular by Certain Beneficial Owners

        The following table sets forth, as of February 29, 2008, or the latest practicable date, information regarding the person(s) who beneficially own more than 5% of any class of our voting securities.

Shareholder's Name and Address	U.S. Cellular Title of Class or Series	Shares of Class or Series Owned(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
Telephone and Data Systems, Inc. 30 North LaSalle Street Chicago, Illinois 60602	Common Shares	37,782,826	69.4%	43.2%	9.8%
	Series A Common Shares(3)	33,005,877	100.0%	37.7%	85.8%

	Total	70,788,703	N/A	80.9%	95.6%

Gabelli Funds, LLC(4) One Corporate Center Rye, New York 10580	Common Shares	3,378,012	6.2%	3.9%	*

*
Less than 1%.

(1)
The nature of beneficial ownership is sole voting and investment power unless otherwise specified.

(2)
Represents voting power in matters other than the election of directors.

(3)
The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

(4)
Based on the most recent Schedule 13D filed with the SEC. Includes shares held by the following affiliates: Gabelli Funds, LLC—527,300 Common Shares; GAMCO Investors, Inc.—2,837,712 Common Shares; MJG Associates, Inc.—10,000 Common Shares; Gabelli Foundation, Inc.—1,000 Common Shares; and Gabelli Securities, Inc.—2,000 Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3,378,012 Common Shares and has reported sole voting power with respect to 3,098,912 Common Shares.

Security Ownership of U.S. Cellular by Management

        Several of our officers and directors indirectly hold substantial ownership interests in U.S. Cellular by virtue of their ownership of the capital stock of TDS. See "Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular" below. In addition, the following executive officers and directors and all officers and directors as a group beneficially owned the following number of our Common Shares as of February 29, 2008 or the latest practicable date:

Name of Individual or Number of Persons in Group	U.S. Cellular Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson	Common Shares	1,243	*	*	*
LeRoy T. Carlson, Jr.	Common Shares	—	—	—	—
John E. Rooney(3)(9)	Common Shares	380,001	*	*	*
Walter C.D. Carlson	Common Shares	4,596	*	*	*
Kenneth R. Meyers(4)(9)	Common Shares	64,865	*	*	*
J. Samuel Crowley	Common Shares	—	—	—	—
Ronald E. Daly	Common Shares	342	*	*	*
Paul-Henri Denuit	Common Shares	—	—	—	—
Harry J. Harczak, Jr.	Common Shares	1,055	*	*	*
Steven T. Campbell(5)	Common Shares	6,421	*	*	*
Jay M. Ellison(6)	Common Shares	61,287	*	*	*
Michael S. Irizarry(7)	Common Shares	33,042	*	*	*
Jeffrey J. Childs(8)	Common Shares	38,890	*	*	*
All directors and executive officers as a group (13 persons)(9)	Common Shares	591,743	1.1%	*	*

*
Less than 1%.

(1)
The nature of beneficial ownership is sole voting and investment power unless otherwise specified. Except with respect to customary brokerage agreement terms pursuant to which shares in a brokerage account are pledged as collateral security for the repayment of debit balances, none of the above shares are pledged as security, unless otherwise specified.

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(2)
Represents voting power in matters other than the election of directors.

(3)
Includes 269,583 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and phantom stock with respect to 66,030 U.S. Cellular Common Shares.

(4)
Includes 25,013 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 13,897 U.S. Cellular Common Shares which are subject to vesting within 60 days and phantom stock with respect to 1,062 shares. Also includes 1,000 Common Shares which are held by a trust for which Mr. Meyers is a trustee and 2,500 Common Shares held for the benefit of his children. Mr. Meyers disclaims beneficial ownership of such shares.

(5)
Includes 6,194 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days.

(6)
Includes 41,364 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days, restricted stock units with respect to 13,897 U.S. Cellular Common Shares which are subject to vesting within 60 days and phantom stock with respect to 3,009 U.S. Cellular Common Shares.

(7)
Includes 24,244 Common shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 8,798 U.S. Cellular Common Shares which are subject to vesting within 60 days.

(8)
Includes 31,113 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 7,776 U.S. Cellular Common Shares which are subject to vesting within 60 days.

(9)
Includes shares as to which voting and/or investment power is shared.

Description of TDS Securities

        The authorized capital stock of TDS includes Common Shares, $.01 par value (the "TDS Common Shares"), Special Common Shares $.01 par value (the "TDS Special Common Shares") Series A Common Shares, $.01 par value, (the "TDS Series A Shares") and Preferred Shares, $.01 par value (the "TDS Preferred Shares"). As of February 29, 2008, 53,164,603 TDS Common Shares (excluding 3,900,427 TDS Common Shares held by TDS and a subsidiary of TDS), 57,767,762 TDS Special Common Shares (excluding 5,661,896 TDS Special Common Shares held by TDS and a subsidiary of TDS), 6,442,058 TDS Series A Shares (representing a total of 117,374,423 shares of common stock) and 8,603 TDS Preferred Shares were outstanding.

        The TDS Series A Shares have ten votes per share, and TDS Common Shares and TDS Preferred Shares have one vote per share, for total voting power of 117,593,786 votes at February 29, 2008 with respect to matters other than the election of directors. The holders of TDS Series A Shares, TDS Common Shares and TDS Preferred Shares vote as a single group, except with respect to matters as to which the Delaware General Corporation Law grants class voting rights and with respect to the election of directors. Each of the outstanding TDS Special Common Shares is entitled to one vote per share in the election of certain directors of TDS. Other than the election of directors, the TDS Special Common Shares have no votes except as otherwise required by law. Accordingly, the voting power of TDS Special Common Shares was 57,767,762 with respect to the election of 25% of the directors of TDS, rounded up to the nearest whole number, plus one director.

        With respect to the election of directors, the holders of TDS Common Shares and TDS Special Common Shares are entitled to elect 25% of the directors of TDS, rounded up to the nearest whole number, plus one director, and the holders of TDS Series A Shares and TDS Preferred Shares, voting as a group, are entitled to elect the remaining members of the board of directors of TDS.

Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular

        The following table sets forth the number of TDS Common Shares, TDS Special Common Shares and TDS Series A Shares beneficially owned by each director of U.S. Cellular, by each executive officer

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named in the Summary Compensation Table and by all directors and executive officers of U.S. Cellular as a group as of February 29, 2008 or the latest practicable date.

Name of Individual or Number of Persons in Group	Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, M.D., and Prudence E. Carlson(3)	TDS Special Common Shares	6,060,131	10.5%	5.2%	—
	TDS Series A Shares	6,087,951	94.5%	5.2%	51.8%
LeRoy T. Carlson(4)(7)	TDS Common Shares	280,892	*	*	*
	TDS Special Common Shares	370,876	*	*	—
	TDS Series A Shares	53,221	*	*	*
LeRoy T. Carlson, Jr.(5)(7)	TDS Common Shares	485,745	*	*	*
	TDS Special Common Shares	904,882	1.6%	*	—
	TDS Series A Shares	17,956	*	*	*
Walter C.D. Carlson(6)	TDS Common Shares	5,844	*	*	*
	TDS Special Common Shares	8,678	*	*	—
	TDS Series A Shares	881	*	*	*
John E. Rooney	TDS Common Shares	2,470	*	*	*
	TDS Special Common Shares	1,315	*	*	—
Kenneth R. Meyers(8)	TDS Common Shares	2,744	*	*	*
	TDS Special Common Shares	55,151	*	*	—
J. Samuel Crowley	—	—	—	—	—
Ronald E. Daly	—	—	—	—	—
Paul-Henri Denuit	—	—	—	—	—
Harry J. Harczak, Jr.	—	—	—	—	—
Steven T. Campbell	—	—	—	—	—
Jay M. Ellison	TDS Common Shares	145	*	*	*
	TDS Special Common Shares	145	*	*	—
Michael S. Irizarry	—	—	—	—	—
Jeffrey J. Childs	—	—	—	—	—
All directors and executive officers as a group (13 persons)(7)(8)	TDS Common Shares	777,870	1.5%	*	*
	TDS Special Common Shares	7,401,178	12.8%	6.3%	—
	TDS Series A Shares	6,160,009	95.6%	5.2%	52.4%

*
Less than 1%

(1)
The nature of beneficial ownership is sole voting and investment power, unless otherwise specified. None of the above shares are pledged as security, unless otherwise specified.

(2)
Represents voting power in matters other than the election of directors.

(3)
The shares of TDS listed are held by the persons named as trustees under a voting trust which expires June 30, 2035, created to facilitate long-standing relationships among the trust certificate holders. Under the terms of the voting trust, the trustees hold and vote the TDS Series A Common Shares and the TDS Special Common Shares of TDS held in the trust. If the voting trust were terminated, the following individuals, directly or indirectly, would each be deemed to own beneficially over 5% of the outstanding TDS Series A Common Shares: LeRoy T. Carlson, Jr., Catherine Mouly (wife of LeRoy T. Carlson, Jr.), Walter C.D. Carlson, Prudence E. Carlson, Richard Beckett (husband of Prudence E. Carlson), and Letitia G. Carlson, M.D.

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(4)
Includes 9,057 TDS Special Common Shares and 53,221 TDS Series A Common Shares held by Mr. Carlson's wife and phantom stock with respect to 30,387 TDS Common Shares and 40,921 TDS Special Common Shares. Mr. Carlson disclaims beneficial ownership of such shares. Does not include 29,245 TDS Special Common Shares and 33,048 TDS Series A Common Shares held for the benefit of LeRoy T. Carlson or 188,183 TDS Special Common and 189,213 TDS Series A Common Shares held for the benefit of Mr. Carlson's wife (an aggregate of 217,428 TDS Special Common Shares, or 0.4% of class, or 222,261 TDS Series A Common Shares, or 3.5% of class) in the voting trust described in footnote (3). Beneficial ownership is disclaimed as to TDS Series A Common Shares held for the benefit of his wife.

(5)
Includes 1,158 TDS Common Shares, 6,444 TDS Special Common Shares and 5,283 TDS Series A Common Shares held by Mr. Carlson's wife outside the voting trust and includes phantom stock with respect to 12,315 TDS Common Shares and 17,404 TDS Special Common Shares.

  Special Common Shares in Voting Trust.    Does not include 1,812,986 TDS Special Common Shares (3.1% of class) held in the voting trust described in footnote (3), of which 712,549 shares are held for the benefit of LeRoy T. Carlson, Jr. and 684,960 shares are held by a family partnership, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 415,477 TDS Special Common Shares held for the benefit of his wife, his children and others in such voting trust.

  Series A Common Shares in Voting Trust.    Does not include 1,817,008 TDS Series A Common Shares (28.2% of class) held in the voting trust described in footnote (3), of which 174,962 shares are held for the benefit of LeRoy T. Carlson, Jr. and 1,549,039 shares are held by family partnerships, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 93,007 TDS Series A Common Shares held for the benefit of his wife, his children and others in such voting trust.

(6)
Special Common Shares in Voting Trust.    Does not include 1,894,201 TDS Special Common Shares (3.3% of class) held in the voting trust described in footnote (3), of which shares 1,094,057 are held for the benefit of Walter C.D. Carlson and 684,960 shares are held by a family partnership, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 115,184 TDS Special Common Shares held for the benefit of his wife and children in such voting trust.

  Series A Common Shares in Voting Trust.    Does not include 1,899,326 TDS Series A Common Shares (29.5% of class) held in the voting trust described in footnote (3), of which shares 1,097,861 are held for the benefit of Walter C.D. Carlson and 686,346 shares are held by a family partnership, of which Mr. Carlson is a general partner. Beneficial ownership is disclaimed with respect to an aggregate of 115,119 TDS Series A Common Shares held for the benefit of his wife and children in such voting trust.

(7)
Includes the following number of TDS Common Shares and TDS Special Common Shares that may be purchased pursuant to stock options and/or stock appreciation rights which are currently exercisable or exercisable within 60 days: LeRoy T. Carlson, 198,151 TDS Common Shares and 295,394 TDS Special Common Shares; LeRoy T. Carlson, Jr., 458,366 TDS Common Shares and 851,352 TDS Special Common Shares; and Kenneth R. Meyers, 52,942 TDS Special Common Shares.

(8)
Includes shares as to which voting and/or investment power is shared, and/or shares held by spouse and/or children.

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Security Ownership of TDS by Certain Beneficial Owners

        In addition to the persons listed under "Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular," the following table sets forth, as of February 29, 2008, or the latest practicable date, information regarding the persons who own beneficially more than 5% of any class of the voting securities of TDS. The nature of beneficial ownership in this table is sole voting and investment power, except as otherwise set forth in the footnotes.

Shareholder's Name and Address	Title of Class or Series	Shares of Class or Series Owned	Percent of Class	Percent of Shares of Common Stock	Percent of Voting Power(1)
Southeastern Asset Management, Inc.(2)(3) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	TDS Common Shares	3,710,280	7.0%	3.2%	3.2%
	TDS Special Common Shares	16,816,947	29.1%	14.3%	—
Capital Research Global Investors(4)(5)(7) 333 South Hope Street Los Angeles, CA 90071	TDS Common Shares	5,519,300	10.4%	4.7%	4.7%
	TDS Special Common Shares	5,232,900	9.1%	4.5%	—
Capital World Investors(6)(7) 333 South Hope Street Los Angeles, CA 90071	TDS Special Common Shares	4,068,100	7.0%	3.5%	—
Gabelli Funds, LLC(8)(9) One Corporate Center Rye, NY 10580	TDS Common Shares	3,763,623	7.1%	3.2%	3.2%
	TDS Special Common Shares	2,875,588	5.0%	2.4%	—
Barclays Global Investors, NA(10) 45 Freemont Street San Francisco, CA 94105	TDS Common Shares	5,134,446	9.7%	4.4%	4.4%
Wallace R. Weitz & Company(11) 1125 South 103rd Street, Suite 600 Omaha, NE 68124-6008	TDS Special Common Shares	3,329,584	5.8%	2.8%	—
State Street Bank and Trust Company(12) State Street Financial Center One Lincoln Street Boston, MA 02111	TDS Common Shares	2,737,649	5.1%	2.3%	2.3%

*
Less than 1%

(1)
Represents voting power in matters other than the election of directors.

(2)
Based on a Schedule 13D (Amendment No. 12) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 1,874,680 TDS Common Shares and shared power to vote 1,530,800 TDS Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 2,173.480 TDS Common Shares and

79

  shared power to dispose or direct the disposition of 1,530,800 TDS Common Shares, and no power of disposition with respect to 6,000 TDS Common Shares.

(3)
Based on a Schedule 13D (Amendment No. 11) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 8,980,610 TDS Special Common Shares and shared power to vote 5,666,200 TDS Special Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 11,144,747 TDS Special Common Shares and shared power to dispose or direct the disposition of 5,666,200 TDS Special Common Shares, and no power of disposition with respect to 6,000 TDS Special Common Shares.

(4)
Based on the most recent Schedule 13G filed with the SEC. In such Schedule 13G, Capital Research Global Investors reports that it has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 5,519,300 TDS Common Shares.

(5)
Based on the most recent Schedule 13G filed with the SEC. In such Schedule 13G, Capital Research and Management Company reports that it has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of 5,232,900 TDS Special Common Shares.

(6)
Based on the most recent Schedule 13G filed with the SEC. In such Schedule 13G, Capital World Investors reports that it has sole power to vote or direct the vote of 1,765,000 TDS Special Common Shares and reports sole power to dispose or direct the disposition of 4,068,100 TDS Special Common Shares.

(7)
Based on Schedule 13G filed with the SEC, Capital Research Global Investors and Capital World Investors are both divisions of Capital Research and Management Company

(8)
Based upon a Schedule 13D (Amendment No. 12) filed with the SEC. Includes Common Shares held by the following affiliates: GAMCO Asset Management, Inc.—2,264,823 TDS Common Shares; Gabelli Funds, LLC—1,490,300 TDS Common Shares; Gabelli Foundation, Inc.—1,000 TDS Common Shares; GGCP, Inc.—4,000 TDS Common Shares; Mario J. Gabelli—2.500 TDS Common Shares; and Gabelli Securities, Inc.—1,000 TDS Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3,763,623 TDS Common Shares and has reported sole voting power with respect to 3,680,623 TDS Common Shares.

(9)
Based upon a Schedule 13D (Amendment No. 2) filed with the SEC. Includes Special Common Shares held by the following affiliates: GAMCO Investors, Inc.—2,000 TDS Special Common Shares; Gabelli Funds, LLC—1,125,300 TDS Special Common Shares; GAMCO Asset Management, Inc.—1,740,788 TDS Special Common Shares; GGCP, Inc.—4,000 TDS Special Common Shares; Mario J. Gabelli—2,500 TDS Special Common Shares; and Gabelli Securities, Inc.—1,000 TDS Special Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 2,875,588 TDS Common Shares and has reported sole voting power with respect to 2,805,088 TDS Common Shares.

(10)
Based on the most recent Schedule 13G filed with the SEC. Includes TDS Common Shares held by the following affiliates: Barclays Global Investors, NA—3,015,948 TDS Common Shares; Barclays Global Fund Advisors—1,861,067 TDS Common Shares; Barclays Global Investors, Ltd.—134,379 TDS Common Shares; and Barclays Global Investors Japan Limited—123,052 TDS Common Shares. In such Schedule 13G, such group reports sole investment authority over 4,595,617 TDS Common Shares and has reported sole power to dispose or direct the disposition of 5,134,446 TDS Common Shares.

(11)
Based on the most recent Schedule 13G (Amendment No. 2) filed with the SEC, Wallace R. Weitz & Company reports that it has sole or shared power to vote or direct the vote of 3,314,320 TDS Special Common Shares and sole or shared power to dispose or to direct the disposition of 3,329,584 TDS Special Common Shares.

(12)
Based on the most recent Schedule 13G filed with the SEC, State Street Bank and Trust Company reports that it has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 2,737,649 TDS Common Shares.

80

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder require our directors and officers, and persons who are deemed to own more than ten percent of our Common Shares, to file certain reports with the SEC with respect to their beneficial ownership of our Common Shares. The reporting persons are also required to furnish us with copies of all such reports they file.

        Based on a review of copies of such reports furnished to us by such reporting persons and written representations by our directors and officers, we believe that all filing requirements under Section 16 of the Securities Exchange Act applicable to such reporting persons during and with respect to 2007 were complied with on a timely basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        See "Executive and Director Compensation—Compensation Committee Interlocks and Insider Participation."

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

        The 2009 annual meeting of shareholders is currently scheduled for May 19, 2009, and the proxy statement for such meeting is expected to be dated on or about April 15, 2009.

        Pursuant to SEC rules, proposals of shareholders intended to be included in U.S. Cellular's proxy statement and form of proxy relating to the 2009 annual meeting of shareholders must be received by U.S. Cellular at its principal executive offices not later than December 16, 2008.

        In addition, pursuant to U.S. Cellular's bylaws, proposals by shareholders intended to be presented at the 2009 annual meeting of shareholders (whether or not to be included in U.S. Cellular's proxy statement and form of proxy relating to the 2009 annual meeting pursuant to SEC rules), must be received by U.S. Cellular at its principal executive offices not earlier than December 16, 2008 and not later than January 15, 2009 for consideration at the 2009 annual meeting of shareholders.

        As permitted by the SEC rules, the proxy solicited by the board of directors for the 2009 annual meeting will confer discretionary authority to vote on any matter that may properly come before such meeting or any adjournment thereof, other than with respect to proposals that are duly submitted pursuant to the foregoing requirements and/or that are included in the proxy statement.

SOLICITATION OF PROXIES

        Your proxy is being solicited by our board of directors and its agents and the cost of solicitation will be paid by U.S. Cellular. Officers, directors and regular employees of U.S. Cellular, acting on its behalf, may also solicit proxies by mail, e-mail, advertisement, telephone, telecopy, in person and other methods. None of such persons will receive additional compensation for such solicitations. U.S. Cellular has also retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $3,750 plus out-of-pocket expenses. U.S. Cellular will, at its expense, request brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of record by such persons.

FINANCIAL INFORMATION

        We will furnish you without charge a copy of our report on Form 10-K for the fiscal year ended December 31, 2007, including the financial statements and the schedules thereto, upon written or oral request of any shareholder as of the record date, and will provide copies of the exhibits to any such documents upon payment of a reasonable fee that will not exceed our reasonable expenses incurred in connection therewith. Requests for such materials should be directed to United States Cellular Corporation, 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631, Attention: External Reporting Department, Telephone: (773) 399-8900.

81

OTHER BUSINESS

        It is not anticipated that any action will be asked of the shareholders other than those set forth above, but if other matters are properly brought before the annual meeting, the persons named in the proxy will vote in accordance with their best judgment.

By order of the Board of Directors

KEVIN C. GALLAGHER Vice President and Corporate Secretary

82

Exhibit A

        The following is a resolution of the U.S. Cellular Board of Directors adopted on February 22, 1995, as amended, which constitutes the Charter of the Stock Option Compensation Committee.

ESTABLISHMENT OF STOCK OPTION COMPENSATION COMMITTEE

        RESOLVED, that in accordance with Article III, Section 10 of the By-Laws of the Company, a Stock Option Compensation Committee of the Board of Directors consisting of two or more members, be and it is hereby established; that the Stock Option Compensation Committee shall consist of two or more members of the Board who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended; that no member of the Stock Option Compensation Committee during the one year prior to serving as a member of such committee, or while serving as a member of such committee, shall have been, or shall be, granted or awarded shares of capital stock of the Company, or stock options to purchase shares of capital stock of the Company, or stock appreciation rights pursuant to any plan of the Company or any of its affiliates, except for a grant or award which would not result in such member ceasing to be a "disinterested person" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

        FURTHER RESOLVED, that Messrs. J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit shall serve as the members of such Stock Option Compensation Committee; that Paul-Henri Denuit is hereby appointed to serve as the Chairperson of such Stock Option Compensation Committee; and that such members and such Chairperson shall serve and that such committee shall exist at the pleasure of the Board of Directors of the Company;

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall:

  (i)
  consider, review and approve the long-term compensation of officers and key employees of the Company, involving the grant of stock options, stock appreciation rights and other long-term compensation or compensation based on performance under the Company's stock option or other long-term compensation or incentive plans; provided, that such committee may delegate such power and authority to the Chairman of the Company or any executive officer of the Company or as otherwise permitted by the applicable plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of the Company who are subject to the requirements of Section 16 of the Exchange Act or as otherwise provided in the applicable plan;

  (ii)
  consider, approve and recommend to the Board of Directors of the Company any new stock option or other long-term compensation or incentive plans and the amendment or termination of the Company's existing stock option or other long-term compensation or incentive plans; and

  (iii)
  perform such other duties as the Board of Directors shall from time to time assign to it;

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall have the authority of the Board with respect to the Company's stock option or other long-term compensation or incentive plans, unless such plan or resolutions of this Board expressly reserve authority for the administration of any such plan to the Board of Directors; provided that the Stock Option Compensation Committee shall not have the authority to adopt, amend or terminate any of such plans without the consent or ratification of the Board; and

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall have the full authority of the Board under section 10 of Article III of the Bylaws of the Company and to the extent otherwise permitted by law with respect to all actions which the Stock Option Compensation Committee takes consistent with the foregoing resolutions.

A-1

Exhibit B

UNITED STATES CELLULAR CORPORATION
2009 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1. ESTABLISHMENT; PURPOSE; SCOPE.

        United States Cellular Corporation hereby establishes the United States Cellular Corporation 2009 Employee Stock Purchase Plan to encourage and facilitate the purchase of Common Shares of the Company by Employees of the Company and certain other participating Employers. The Plan is intended to provide a further incentive for such Employees to promote the best interests of the Controlled Group and an additional opportunity to participate in its economic progress. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and provisions of the Plan shall be construed in a manner consistent with the Code.

SECTION 2. DEFINITIONS; CONSTRUCTION.

        As used in this Plan, as of any time of reference, and unless the context otherwise requires:

  (a)
  "Affiliate" means any trade or business entity which is a member of the same controlled group (as described in section 414(b) and (c) of the Code) with the Company, any organization that is a member of an affiliated service group (as described in section 414(m) of the Code) with the Company or such a trade or business, or any other entity required to be aggregated with the Company pursuant to final regulations under section 414(o) of the Code.

  (b)
  "Benefits Representative" means the Employee Benefits Department of TDS located in Middleton, Wisconsin, or such other person or persons designated by the Committee to assist the Committee with the administration of the Plan.

  (c)
  "Board" means the Board of Directors of the Company as from time to time constituted.

  (d)
  "Common Shares" means shares of common stock of the Company, par value $1.00 per share.

  (e)
  "Company" means United States Cellular Corporation, a Delaware corporation, and any successor thereto.

  (f)
  "Compensation" means an employee's "Compensation" as defined in paragraph (11) of Article 2 of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan, as amended from time to time, determined without regard to the limitation on compensation which is taken into account under such plan pursuant to section 401(a)(17) of the Code.

  (g)
  "Controlled Group" means the Company, TDS and their Subsidiaries.

  (h)
  "Effective Date" means January 1, 2009.

  (i)
  "Eligibility Date" means the Effective Date and the first day of each subsequent calendar month.

  (j)
  "Eligible Employee" means any Employee, but excluding any individual who is a leased employee of an Employer (within the meaning of section 414(n) of the Code).

  (k)
  "Employee" means an individual whose relationship with an Employer is, under common law, that of an employee.

  (l)
  "Employee Stock Purchase Account" means the account established pursuant to Section 6(d) of the Plan to hold a Participant's payroll deduction contributions.

  (m)
  "Employer" means the Company and (i) any entity that is a member of the Controlled Group that adopts the Plan as of the Effective Date, with the prior approval of the Company; and (ii) each entity that is or subsequently becomes a member of the Controlled Group and adopts the Plan as of any later date, with the prior approval of the Company.

  (n)
  "Fair Market Value" means the closing price of a Common Share on the American Stock Exchange (or any successor thereto) for the date of determination, or if such date is not a trading day, the closing price of such share on the American Stock Exchange (or any successor thereto) on the next preceding trading day.

  (o)
  "Nominee" means the custodian designated by the Company for the Stock Accounts established hereunder.

  (p)
  "Participant" means any Eligible Employee of an Employer who meets the eligibility requirements of Section 5(a), and has elected to participate in the Plan as described in such Section. An individual shall cease to be a Participant as of the date he or she terminates employment with his or her Employer, for whatever reason; provided, however, that the transfer of employment from one Employer to another Employer shall not be considered a termination of employment hereunder.

  (q)
  "Plan" means the United States Cellular Corporation 2009 Employee Stock Purchase Plan herein set forth, and any amendment or supplement thereto.

  (r)
  "Purchase Date" means the last day of each calendar quarter.

  (s)
  "Purchase Period" means a calendar quarter period ending on a Purchase Date.

  (t)
  "Purchase Price" means, with respect to a Purchase Date, 85 percent of the Fair Market Value of a Common Share determined as of such date.

  (u)
  "Subsidiary" means an entity which is deemed to be a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

  (v)
  "TDS" means Telephone and Data Systems, Inc., a Delaware corporation.

  (w)
  "Termination Date" means the earliest of (i) December 31, 2013, (ii) such earlier date on which the Board terminates the Plan or (iii) the Purchase Date on which all shares available for issuance under the Plan shall have been purchased by Participants under the Plan.

        The masculine gender, when appearing in this Plan, shall be deemed to include the feminine gender unless the context clearly indicates to the contrary. The words "hereof," "herein," and "hereunder," and other similar compounds of the word "here," shall mean and refer to the entire Plan and not to any particular provision or section of this document.

SECTION 3. ADMINISTRATION.

        This Plan shall be administered by the 2009 Employee Stock Purchase Plan Committee (hereinafter referred to as the "Committee"), the members of which shall be individuals selected by the Board. As of the Effective Date, the Committee shall be comprised of LeRoy T. Carlson, Jr., Kenneth R. Meyers and C. Theodore Herbert. Subject to the express provisions hereof, the Committee shall have complete authority to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations necessary or advisable for the administration of this Plan. The Committee's determinations on the matters referred to in this paragraph shall be conclusive. No member of the Committee shall be personally liable for any decision or determination made in good faith under the Plan.

SECTION 4. GRANT OF OPTION.

  (a)
  For each Purchase Period, each Eligible Employee after his or her Eligibility Date shall be granted an option on the Purchase Date (such Purchase Date also being referred to in the Plan as a "grant date") to purchase a number of Common Shares, such number and Purchase Price to be determined in accordance with Section 7 and item (t) of Section 2, respectively.

  (b)
  Notwithstanding the foregoing, no Eligible Employee shall be granted any option for a Purchase Period if, immediately after the grant of such option, the Eligible Employee would own shares (including shares which may be purchased under the Plan) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, TDS or any of their Subsidiaries actually issued and outstanding immediately after such grant. For purposes of the foregoing sentence, the rules of stock attribution set forth in section 424(d) of the Code shall apply in determining share ownership.

SECTION 5. ELIGIBILITY AND PARTICIPATION.

  (a)
  Any Eligible Employee of an Employer shall be eligible to participate in the Plan on and after the first Eligibility Date following such Eligible Employee's satisfaction of the eligibility service requirement, or, if later, on and after the first Eligibility Date following the date on which the Eligible Employee's Employer adopts the Plan. For purposes of this subsection, an Eligible Employee shall have satisfied the eligibility service requirement if he or she has completed at least three months of continuous service with an Employer. For the sole purpose of calculating length of service under the Plan, Employees shall be credited with service for an Employer, an Affiliate and any other member of the Controlled Group (even though such service may have been performed prior to the Company's acquisition of such member or prior to the time such Affiliate became an Affiliate). No eligibility provision hereof shall permit or deny participation in the Plan in a manner contrary to the applicable requirements of the Code and the regulations promulgated thereunder.

  (b)
  On and after the first Eligibility Date as of which an Eligible Employee is eligible to participate in the Plan as described in subsection (a) of this Section, such Eligible Employee may elect to become a Participant in the Plan by making an election to enroll herein, in the time and manner prescribed by the Committee. Such Eligible Employee's election shall specify his or her chosen rate of payroll deduction contributions described in Section 6, and shall authorize the Eligible Employee's Employer to withhold a portion of his or her Compensation in the amount of any such payroll deduction contributions. The Eligible Employee's election shall become effective as soon as administratively practicable after such election is received by the Benefits Representative or its designee.

  (c)
  If a Participant is transferred from one Employer to another Employer, such transfer shall not terminate the Participant's participation in the Plan. Such transferred Participant may continue to make payroll deduction contributions under the Plan provided such Participant takes such action as the Committee may require, if any, in the time and manner prescribed by the Committee. If a Participant is transferred from an Employer to an Affiliate that is not a participating Employer, the Participant's participation in the Plan shall cease and the entire balance of the Participant's Employee Stock Purchase Account shall be refunded to the Participant as soon as administratively practicable thereafter. If such Participant subsequently is transferred from such Affiliate to a participating Employer, such Participant can resume making payroll deduction contributions under the Plan provided such Participant takes such action as the Committee may require, if any, in the time and manner prescribed by the Committee.

  (d)
  If an individual terminates employment with all Employers so as to discontinue participation in the Plan, and such individual is subsequently reemployed by an Employer, such individual shall not be required again to satisfy the eligibility service requirement described in subsection (a) of this Section, but rather shall be eligible to recommence participation on and after the first Eligibility Date after his or her date of reemployment, in the time and manner prescribed by the Committee.

SECTION 6. PARTICIPANT CONTRIBUTIONS.

  (a)
  Upon enrollment in the Plan a Participant shall elect, in the manner described in Section 5(b), a rate of payroll deduction contributions in an amount equal to a whole percentage not less than 1% and not more than 15% of such Participant's Compensation for each payroll period, beginning as soon as administratively practicable following the Participant's Eligibility Date and election to enroll in the time and manner prescribed by the Committee.

  (b)
  A Participant shall have the right from time to time to increase or decrease his or her designated rate of payroll deductions under the Plan by making an election authorizing such increase or decrease, in the time and manner prescribed by the Committee. Such election shall specify a percentage rate of payroll deduction contributions not less than 0% and not more than 15%. A Participant also may elect to withdraw from the Plan for the remainder of a calendar year, as described in Section 8. A decrease of a payroll deduction election hereunder to 0% shall not be treated as a withdrawal from the Plan for this purpose. A Participant's election to change his or her rate of payroll deductions hereunder shall become effective as soon as administratively practicable after such election is received by the Benefits Representative or its designee.

  (c)
  A Participant's designated rate of payroll deductions as in effect on the last day of a Purchase Period shall continue in effect during the subsequent Purchase Period unless and until the Participant files a change in the rate of payroll deductions as described in subsection (b) of this Section, or elects to withdraw from participation for the Purchase Period as described in Section 8.

  (d)
  All payroll deductions in the possession of the Company shall be segregated from the general funds of the Company. The Committee shall cause to be established a separate Employee Stock Purchase Account on behalf of each Participant to which shall be credited his or her payroll deduction contributions made under the Plan. Such Employee Stock Purchase Accounts shall be solely for accounting purposes, and there shall be no segregation of assets among the separate Accounts. Such Accounts shall not be credited with interest or other investment earnings. Each Employee Stock Purchase Account shall be restricted to the uses provided herein until such time as the Company applies the amounts credited thereto to purchase Common Shares under the Plan on behalf of Participants.

SECTION 7. PURCHASE OF COMMON SHARES.

  (a)
  Subject to a Participant's right of withdrawal from the Plan for the remainder of a calendar year, as described in Section 8 hereof, the balance of each Participant's Employee Stock Purchase Account shall be applied on each Purchase Date to purchase Common Shares by dividing the balance of such account as of such date by the Purchase Price of a Common Share as of such date. A Participant's purchase of Common Shares shall be rounded to the nearest one-ten thousandth of a share (or such other fractional interest prescribed by the Committee). The Participant's Employee Stock Purchase Account shall be debited by the amounts applied to purchase such Common Shares, and the Participant's Stock Account shall be credited with such Common Shares.

  (b)
  Upon termination of employment for any reason, the Participant's participation in the Plan shall cease and the entire balance of the Participant's Employee Stock Purchase Account shall be refunded to the Participant as soon as administratively practicable thereafter.

  (c)
  Notwithstanding any provision of this Plan to the contrary, a Participant's right to purchase Common Shares during any calendar year shall be limited to the extent necessary so that the Participant's right to purchase Common Shares under this Plan and shares of stock under all other employee stock purchase plans maintained by members of the Controlled Group shall not accrue at a rate in excess of $25,000 of the total of the Fair Market Value of Common Shares and the fair market value of shares of stock of other members of the Controlled Group (determined on the grant date) for any calendar year determined in accordance with section 423(b)(8) of the Code and regulations promulgated thereunder. Any portion of the balance of a Participant's Employee Stock Purchase Account in excess of the amount necessary to purchase shares on a Purchase Date in accordance with the foregoing limitation shall be refunded to the Participant as soon as administratively practicable thereafter.

  (d)
  Notwithstanding any provision of the Plan to the contrary, the maximum number of shares which shall be available for purchase under the Plan shall be 125,000 Common Shares, subject to adjustment as provided in Section 11. The Common Shares to be sold under this Plan may, at the election of the Company, be treasury shares, shares originally issued for such purpose or shares purchased by the Company. In the event the amount of shares to be purchased on behalf of all Participants collectively exceeds the shares available for purchase under the Plan, the number of Common Shares to be purchased by each Participant under this Section shall be determined by multiplying the number of shares which the Participant elected to purchase on such Purchase Date by the following fraction (or by applying such other equitable adjustment on a uniform basis as may be determined by the Committee):

Total number of shares available for purchase on Purchase Date

Total number of shares elected to be purchased by all Participants on Purchase Date

        Any portion of the balance of a Participant's Employee Stock Purchase Account that is not applied to purchase Common Shares on a Purchase Date as a result of the foregoing adjustment shall be refunded to the Participant as soon as administratively practicable thereafter.

SECTION 8. PARTICIPANT'S RIGHT TO WITHDRAW.

        At any time during a Purchase Period, but in no event later than 15 days (or such shorter period prescribed by the Committee) prior to the Purchase Date for such Purchase Period, a Participant may elect to withdraw from participation in the Plan. A withdrawal election shall be made in the time and manner prescribed by the Committee. Upon a Participant's election to withdraw from the Plan pursuant to this Section, the amount credited to the Participant's Employee Stock Purchase Account shall be refunded to the Participant as soon as is administratively practicable, and such Participant's participation in the Plan shall be terminated for the remainder of the calendar year in which such withdrawal election is made. The Participant shall be eligible to recommence participation in the Plan on or after the first day of the following calendar year in the time and manner prescribed by the Committee.

SECTION 9. SUSPENSION ON ACCOUNT OF EMPLOYEE'S HARDSHIP WITHDRAWAL.

        If a Participant makes a hardship withdrawal from the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan or any other plan with a cash or deferred arrangement qualified under section 401(k) of the Code which plan is sponsored, or participated in, by any Employer, such Participant shall be suspended from making payroll deductions under this Plan for a period of six months from the date of such hardship withdrawal. The balance of such Participant's Employee Stock Purchase Account shall be applied to purchase Common Shares on the Purchase Date next occurring after the effective date of such hardship withdrawal, except to the extent the Participant withdraws from the Plan for the remainder of the calendar year, as described in Section 8, or discontinues participation in this Plan on account of the Participant's termination of employment. After the expiration of such six-month period, the Participant may resume active participation in the Plan by electing to resume making payroll deductions hereunder, in the time and manner prescribed by the Committee, unless the Participant has withdrawn from participation in the Plan as described in Section 8 for the remainder of the calendar year which contains the date of expiration of such six-month period.

SECTION 10. STOCK ACCOUNT; ISSUANCE OF CERTIFICATES.

  (a)
  A Stock Account shall be established on behalf of each Participant for whom shares are purchased under this Plan (or, if so designated by the Participant, on behalf of such Participant and one other person as such Participant may designate as joint tenants with right of survivorship).

  (b)
  As of each Purchase Date, the Common Shares purchased on a Participant's behalf (including the right to fractional shares) shall be credited to the Participant's Stock Account and shall be registered in the name of the Nominee. All rights accruing to an owner of record of such Common Shares, including dividend, voting and tendering rights, shall belong to the Participant for whom such Stock Account is established (including any joint tenant or, in the case of a deceased Participant, the Participant's estate).

  (c)
  The Nominee shall establish procedures pursuant to which a Participant (including any joint tenant or, in the case of a deceased Participant, the executor or administrator of the Participant's estate) can elect that the shares credited to the Participant's Stock Account shall be registered in the name of such Participant, or in the names of such Participant and one other person as the Participant may designate as joint tenants with right of survivorship, as the case may be. Such a joint tenancy designation shall not apply to shares registered by the Participant's estate after the Participant's death. As soon as administratively practicable after such election, certificates representing such shares shall be issued to the Participant (including any joint tenant or, in the case of a deceased Participant, to the Participant's estate). The Nominee shall also establish procedures pursuant to which a Participant (or the executor or administrator of the Participant's estate) can receive a cash payment in lieu of any fractional shares credited to his or her Stock Account.

SECTION 11. CHANGES IN THE COMPANY'S CAPITAL STRUCTURE.

        In the event of any conversion, stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of shares of the Company stock other than a regular cash dividend ("Corporate Event"), the Committee shall adjust appropriately and equitably (a) the number and class of shares or other securities that are reserved for sale under the Plan, (b) the number and class of shares or other securities that are subject to outstanding options, (c) the maximum number of shares that can be purchased by a Participant, and (d) the appropriate market value and other price determinations applicable to the options, such adjustments to be made so that the economic value of each Participant's options immediately after the Corporate Event have substantially the same economic value as such Participant's options immediately prior to the Corporate Event. All determinations by the Committee under this Section 11 shall be final, conclusive and binding.

SECTION 12. AMENDMENT OF THE PLAN.

        The Board may at any time, and from time to time, amend the Plan in any respect; provided, however, that any amendment that changes the number of shares to be reserved under the Plan (other than as provided in Section 11), or that otherwise requires stockholder approval under applicable law, shall not be effective unless stockholder approval is obtained in the time and manner prescribed by law.

SECTION 13. TERMINATION OF THE PLAN.

        While it is intended that the Plan remain in effect until the Termination Date, the Board may terminate the Plan at any time in its discretion. Upon termination of the Plan, the Committee shall terminate payroll deductions and shall apply the balance of each Participant's Employee Stock Purchase Account to purchase Common Shares as described in Section 7 as if such termination date were a Purchase Date under the Plan and were the last day of the Plan. Notwithstanding the foregoing, upon termination of the Plan, a Participant may elect, in the time and manner prescribed by the Committee, to withdraw from participation in the Plan. As soon as administratively practicable after the termination of the Plan, the Committee shall refund to the Participant any amount in his or her Employee Stock Purchase Account, if any, that has not been applied to purchase Common Shares as a result of the Participant's election to withdraw from the Plan or as a result of the application of any limitation hereunder.

        Notwithstanding any provision in the Plan to the contrary, the Plan shall automatically terminate as of the Purchase Date on which all Common Shares available for purchase under the Plan shall have been purchased by Participants under the Plan.

SECTION 14. MISCELLANEOUS.

  (a)
  The Plan is subject to the approval of a majority of the votes cast on the matter by the stockholders of the Company within twelve months before or after its adoption by the Board.

  (b)
  The right to purchase Common Shares under this Plan shall not be transferable by any Participant other than by will or the laws of descent and distribution, and must be exercisable, during his or her lifetime, only by the Participant.

  (c)
  No Participant shall have rights or privileges of a stockholder of the Company with respect to shares purchasable under this Plan unless and until the Participant shall become the holder of record of one or more Common Shares.

  (d)
  The Company is not obligated to repurchase any Common Shares acquired under the Plan.

  (e)
  The sale and delivery of Common Shares under the Plan shall be in compliance with relevant statutes and regulations of governmental authorities, including state securities laws and regulations, and with the regulations of applicable stock exchanges.

  (f)
  This Plan and all determinations made hereunder and action taken pursuant hereto shall be governed by the laws of the State of Illinois and construed in accordance therewith.

  (g)
  Each Employer, by adopting the Plan, appoints the Company and the Board as its agents to exercise on its behalf all of the powers and authorities hereby conferred upon the Company and the Board by the terms of the Plan, including, but not by way of limitation, the power to amend and terminate the Plan. The authority of the Company and the Board to act as such agents shall continue for as long as necessary to carry out the purposes of the Plan.

APPENDIX I

UNITED STATES CELLULAR CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2007
Pursuant to SEC RULE 14(a)-3 and American Stock Exchange Section 611

        The following audited financial statements and certain other financial information for the year ended December 31, 2007, represents U.S. Cellular's annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC") and under the requirements of the American Stock Exchange.

        U.S. Cellular also is required to comply with certain listing standards of the New York Stock Exchange because it has debt listed on the New York Stock Exchange under the symbols UZG and UZV, including the disclosure of the following information in this annual report. U.S. Cellular is required to certify compliance with such standards to the New York Stock Exchange on an annual basis within 30 days after filing its Annual Report on Form 10-K. In 2007, U.S. Cellular submitted a Section 303A Special Entities Annual Written Certification to the New York Stock Exchange within 30 days after filing its 2006 Annual Report on Form 10-K stating that it was in compliance with all applicable New York Stock Exchange listing standards. In addition, pursuant to Section 303A.12(a) of the New York Stock Exchange Listing Standards, this confirms that U.S. Cellular filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an Exhibit to its Annual Report on Form 10-K for the year ended December 31, 2007.

        The following information was filed with the SEC on February 29, 2008 as Exhibit 13 to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2007. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	1
Results of Operations	4
Inflation	18
Recent Accounting Pronouncements	18
Financial Resources	19
Liquidity and Capital Resources	21
Application of Critical Accounting Policies and Estimates	30
Certain Relationships and Related Transactions	36
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	37
Market Risk	40
Consolidated Statements of Operations	43
Consolidated Statements of Cash Flows	44
Consolidated Balance Sheets—Assets	45
Consolidated Balance Sheets—Liabilities and Shareholders' Equity	46
Consolidated Statements of Common Shareholders' Equity	47
Notes to Consolidated Financial Statements	48
Reports of Management	89
Report of Registered Public Accounting Firm	92
Selected Consolidated Financial Data	94
Five-Year Statistical Summary	95
Consolidated Quarterly Information (Unaudited)	97
Shareholder Information	98

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        United States Cellular Corporation ("U.S. Cellular") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 80.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

        The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements included herein and the description of U.S. Cellular's business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2007.

OVERVIEW

        The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

Results of Operations

        U.S. Cellular offers wireless telecommunications services to approximately 6.1 million customers in five market areas in 26 states. As of December 31, 2007, U.S. Cellular owned or had rights to acquire interests in 260 wireless markets, operated approximately 6,400 cell sites, had over 400 U.S. Cellular operated retail stores and had relationships with agents, dealers and non-Company retailers that aggregated over 1,300 locations. U.S. Cellular employs a customer satisfaction strategy which it believes has contributed to its overall success, including a relatively low churn rate. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular anticipates that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

        Financial and operating highlights in 2007 included the following:

  •
  Total customers increased 5% year-over-year to 6.1 million; net retail customer additions were up 12% from the prior year to 333,000.

  •
  The retail postpay churn rate per month was 1.4% compared to 1.6% for 2006. Retail postpay customers comprised approximately 86% of U.S. Cellular's total customer base as of December 31, 2007.

  •
  Average monthly service revenue per customer increased 8% year-over-year to $51.13.

  •
  Cash flows from operating activities were $863.1 million, an increase of 23% year-over-year. During the year, U.S. Cellular paid off all outstanding balances under its revolving credit facility and, at December 31, 2007, had cash and cash equivalents totaling $204.5 million.

  •
  Additions to property, plant and equipment totaled $565.5 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, outfit new and remodel existing retail stores and continue the development and enhancements of U.S. Cellular's office systems. Total cell sites in service increased 8% year-over-year to 6,383.

  •
  To strengthen its operating footprint, U.S. Cellular entered into an exchange agreement with Sprint Nextel on November 30, 2007. The exchange agreement calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa) and, in exchange, to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. No other assets or liabilities were included in the exchange. In addition, on February 1, 2007, U.S. Cellular purchased 100% of the membership interests of

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

    Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz Federal Communications Commission ("FCC") cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.3 million in cash.

  •
  U.S. Cellular expended $87.9 million in cash to repurchase its Common Shares in 2007. The repurchases were completed through private transactions with an investment banking firm pursuant to accelerated share repurchase agreements ("ASRs"). U.S. Cellular received $4.6 million in January 2008 upon final settlement of the ASRs. As an offset to these repurchases, U.S. Cellular received cash proceeds of $10.1 million from re-issuance of treasury shares in connection with employee benefits plans in 2007.

        Service Revenues increased 14%, to $3,679.2 million in 2007 from $3,214.4 million in 2006. Customer growth and improvements in average monthly revenue per unit have driven increased revenues. U.S. Cellular continues to experience growth in its customer base, driven by continued strong results in the postpay segment. In addition, U.S. Cellular continues to experience increases in average monthly revenue per unit driven by continuing migration of customers to national, wide area and family service plans and growth in revenues from our data products and services.

        As penetration in the industry increases over the next few years, future customer growth may slow. U.S. Cellular believes that growth in customers and revenues will be achieved primarily by capturing customers switching from other wireless carriers, marketing additional services to existing customers or increasing the number of multi-device users rather than by adding new to the industry users.

        Operating Income increased $106.3 million, or 37%, to $396.2 million in 2007 from $289.9 million in 2006. The increase in Operating Income reflected both higher operating revenues and a higher operating income margin (as a percent of service revenues), which was 10.8% in 2007 compared to 9.0% in 2006.

        Operating income margin improved to 10.8% in 2007 from 9.0% in 2006. U.S. Cellular anticipates that there will be continued pressure on its operating income and operating income margin in the next few years related to the following factors:

  •
  costs of customer acquisition and retention;

  •
  effects of competition;

  •
  providing service in recently launched or potential new market areas;

  •
  potential increases in prepaid and reseller customers as a percentage of U.S. Cellular's customer base;

  •
  costs of developing and introducing new products and services;

  •
  continued enhancements to its wireless networks, including potential deployments of new technology;

  •
  increasing costs of regulatory compliance; and

  •
  uncertainty in future eligible telecommunications carrier ("ETC") funding.

        Investment and Other Income totaled $150.3 million in the 2007 and $23.2 million in 2006. During the second quarter of 2007, U.S. Cellular elected to settle prepaid forward contracts related to the Vodafone American Depositary Receipts ("ADRs") that it held by delivering Vodafone ADRs and to sell the remaining Vodafone ADRs. In connection with the delivery and sale of the ADRs, U.S. Cellular recognized a pre-tax gain of $131.7 million.

        Net Income in 2007 increased 75% to $314.7 million compared to $179.5 million in 2006. Basic Earnings per Share was $3.59 in 2007, which was $1.54 higher than 2006 and Diluted Earnings per Share was $3.56, which was $1.52 higher than 2006. The increases in Net Income and Earnings per Share in 2007 compared to 2006 were attributable primarily to higher Operating Income and the gain recognized on the delivery and disposition of the Vodafone ADRs as discussed above.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        During 2008, U.S. Cellular will continue to face challenges resulting from competition in the wireless industry and changes in the regulatory environment, including the effects of potential changes to the rules governing universal service. In addressing these challenges, U.S. Cellular will continue to focus on improving customer satisfaction, enhancing the quality of its networks and expanding its product and service offerings.

Cash Flows and Investments

        U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide substantial financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

        See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments.

Effects of Competition

        The wireless telecommunications industry is highly competitive. U.S. Cellular competes directly with several wireless communications services providers in each of its markets. In general, there are between three and five competitors in each wireless market in which U.S. Cellular provides service, excluding resellers and mobile virtual network operators ("MVNOs"). U.S. Cellular generally competes against each of the nationwide wireless companies: AT&T Mobility, Verizon Wireless, Sprint Nextel and T-Mobile USA. However, not all of these competitors operate in all markets where U.S. Cellular does business. U.S. Cellular believes that these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does. In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL and Leap Wireless International, and resellers of wireless services. Since U.S. Cellular's competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be precisely determined.

        The use of national advertising and promotional programs by the national wireless service providers may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide direct service in a particular market. Also, in the current wireless environment, U.S. Cellular's ability to compete depends on its ability to offer family and national calling plans. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same calling area as one of these competitors, U.S. Cellular will incur roaming charges for calls made in portions of the calling area that are not part of its network, thereby increasing its cost of operations. In the Central Market Area, U.S. Cellular's largest contiguous service area, U.S. Cellular can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network.

        Some of U.S. Cellular's competitors bundle other services, such as a combination of cable or satellite television service, high speed internet, wireline phone service, and wireless phone service. U.S. Cellular either does not have the ability to offer these other services or has chosen not to offer them.

        Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition within each market is principally on the basis of quality of service, price, brand image, size of area covered, services offered and responsiveness of customer service. U.S. Cellular employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low customer churn rate, and which it also believes has had a positive impact on its cost to add a net new customer.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

2008 Estimates

        U.S. Cellular expects the above competitive factors to continue to have an effect on operating income and operating income margin for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating income margin to fluctuate over the next several quarters.

        The following are U.S. Cellular's estimates of full-year 2008 service revenues; depreciation, amortization and accretion expenses; operating income; net retail customer additions and capital expenditures. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2007. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2008 Estimated Results	2007 Actual Results
Net retail customer additions	250,000 - 325,000	333,000
Service revenues	$3,900 - $4,000 million	$3,679.2 million
Operating income	$460 - $535 million	$396.2 million
Depreciation, amortization and accretion expenses(1)	Approx. $615 million	$637.1 million
Capital expenditures	$590 - $640 million	$565.5 million

(1)
Includes losses on exchange and disposals of assets.

RESULTS OF OPERATIONS

        Following are tables of summarized operating data for U.S. Cellular's consolidated operations. (There have been changes in the way that U.S. Cellular calculates certain information in the table below. See footnote (2), (7) and (8) to the table below, for further discussion):

As of December 31,(1)	2007	2006	2005
Total market population of consolidated operating markets(2)	44,955,000	44,043,000	43,362,000
Customers(3)	6,122,000	5,815,000	5,482,000
Market penetration(2)	13.6%	13.2%	12.6%
Total full-time equivalent employees	7,837	7,608	7,300
Cell sites in service	6,383	5,925	5,428

For the Year Ended December 31,(4)	2007	2006	2005
Net customer additions(5)	301,000	310,000	477,000
Net retail customer additions(5)	333,000	297,000	411,000
Average monthly service revenue per customer(6)	$51.13	$47.23	$45.24
Retail postpay churn rate per month(7)	1.4%	1.6%	1.6%
Total postpay churn rate per month(7)	1.7%	2.1%	2.1%
Sales and marketing cost per gross customer addition(8)	$487	$385	$372

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31; results for operating markets acquired during a particular year are included as of the acquisition date.

(2)
Calculated using 2006, 2005 and 2004 Claritas population estimates for 2007, 2006 and 2005, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  dividing customers by the total market population (without duplication of population in overlapping markets).

  Effective with this report, U.S. Cellular is expanding its reporting of total population to include the population of its total consolidated markets as well as the population of its consolidated operating markets—i.e. markets in which U.S. Cellular provides wireless service to customers—in order to reflect its market penetration more accurately. Historically, total population has been reported only for total consolidated markets, regardless of whether U.S. Cellular was providing wireless services in those markets.

  For comparison purposes, total market population and penetration calculations related to total consolidated markets are 82,371,000 and 7.4%, 55,543,000 and 10.5%, and 45,244,000 and 12.1% as of December 31, 2007, 2006 and 2005, respectively.

(3)
U.S. Cellular's customer base consists of the following types of customers:

As of December 31,	2007	2006	2005
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,269,000	4,912,000	4,633,000
End user customers acquired through U.S. Cellular's agreement with a third party ("reseller customers")*	558,000	590,000	555,000

Total postpay customers	5,827,000	5,502,000	5,188,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular ("prepaid customers")	295,000	313,000	294,000

Total customers	6,122,000	5,815,000	5,482,000

  *
  Pursuant to its agreement with the third party, U.S. Cellular is compensated by the third party on a postpay basis; as a result, all customers U.S. Cellular has acquired through this agreement are considered to be postpay customers.

(4)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular year are included as of the acquisition date.

(5)
"Net customer additions" represents the number of net customers added to U.S. Cellular's overall customer base through all of its marketing distribution channels, excluding any customers transferred through acquisitions, divestitures or exchanges. "Net retail customer additions" represents the number of net customers added to U.S. Cellular's customer base through its marketing distribution channels, excluding net reseller customers added to its reseller customer base and excluding any customers transferred through acquisitions, divestitures or exchanges.

(6)
Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows:

Year ended December 31,	2007	2006	2005
Service Revenues per Consolidated Statements of Operations (000s)	$3,679,237	$3,214,410	$2,827,022
Divided by average customers during period (000s)*	5,997	5,671	5,207
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$51.13	$47.23	$45.24

  *
  "Average customers during period" is calculated by adding the number of total customers, including reseller customers, at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)
Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month. Retail postpay churn rate includes only retail customers; total postpay churn rate includes both retail and reseller customers. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports reseller customer disconnects as postpay disconnects in the period in which the reseller customers are disconnected by the reseller. Previously, only those reseller customer numbers that were disconnected from U.S. Cellular's network were counted in the number of postpay disconnects; this previous practice reflected the fact that reseller customers could disconnect service without the associated account numbers being disconnected from U.S. Cellular's network if the reseller elected to reuse the customer telephone numbers. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer gross additions and disconnects in each period.

  Total reseller disconnects totaled 308,000 for 2007. On a comparable basis, total reseller disconnects for 2006 and 2005 were estimated to be 438,000 and 435,000, respectively, versus the previously reported totals of 83,000 and 69,000, respectively. Using the new operating practice, total postpay churn rate per month for 2007 was 1.7%. On a comparable basis, the total postpay churn rate per month for 2006 and 2005 was estimated to be 2.1% and 2.1%, respectively, versus the previously reported figures of 1.5% and 1.5%, respectively.

(8)
Sales and marketing cost per gross customer addition shown in the table reflects the change in reporting reseller additions and disconnects as discussed in footnote (7) above. Under the current method of reporting, sales and marketing cost per gross addition in 2006 and 2005 was estimated to be $385 and $372, respectively, versus the previously reported figures of $478 and $460, respectively. Excluding the impact of reseller gross customer additions, sales and marketing cost per gross customer addition was $578 in 2007 compared to $510 and $507 in 2006 and 2005, respectively. For discussion of the components of the calculation of Sales and marketing cost per gross customer addition, see "Operating expenses—Selling, general and administrative expenses", below. U.S. Cellular will not report sales and marketing costs per gross customer addition in the future.

  Gross customer additions totaled 1,761,000 for 2007. On a comparable basis, gross customer additions for 2006 and 2005 were estimated to be 1,904,000 and 1,904,000, respectively, on a comparable basis with 2007 using the new operating practice.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Income

Year Ended December 31,	2007	Increase/ (Decrease)	Percentage Change	2006	Increase/ (Decrease)	Percentage Change	2005
(Dollars in thousands)
Retail service	$3,186,167	$365,864	13.0%	$2,820,303	$335,732	13.5%	$2,484,571
Inbound roaming	206,553	48,304	30.5%	158,249	13,223	9.1%	145,026
Long-distance and other	286,517	50,659	21.5%	235,858	38,433	19.5%	197,425

Service Revenues	3,679,237	464,827	14.5%	3,214,410	387,388	13.7%	2,827,022
Equipment sales	267,027	8,282	3.2%	258,745	55,002	27.0%	203,743

Total Operating Revenues	3,946,264	473,109	13.6%	3,473,155	442,390	14.6%	3,030,765
System operations (excluding depreciation, amortization and accretion shown below)	717,075	77,392	12.1%	639,683	35,590	5.9%	604,093
Cost of equipment sold	640,225	71,322	12.5%	568,903	56,964	11.1%	511,939
Selling, general and administrative	1,555,639	156,078	11.2%	1,399,561	181,852	14.9%	1,217,709
Depreciation, amortization and accretion	582,269	26,744	4.8%	555,525	65,432	13.4%	490,093
(Gain) loss on asset disposals/exchanges	54,857	35,270	N/M	19,587	43,853	N/M	(24,266)

Total Operating Expenses	3,550,065	366,806	11.5%	3,183,259	383,691	13.7%	2,799,568

Total Operating Income	$396,199	$106,303	36.7%	$289,896	$58,699	25.4%	$231,197

Operating Income Margin (as a percent of service revenues)	10.8%			9.0%			8.2%

Operating Revenues

Service revenues

        Service revenues primarily consist of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular's retail customers and to end users through third party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); (iii) charges for long-distance calls made on U.S. Cellular's systems; and (iv) amounts received from the Federal Universal Service Fund ("USF").

        The increases in service revenues were due to the growth in the customer base, which increased to 6.1 million in 2007 from 5.8 million in 2006 and from 5.5 million in 2005 and higher monthly service revenue per customer; monthly service revenue per customer averaged $51.13 in 2007, $47.23 in 2006 and $45.24 in 2005.

Retail service revenues

        The increase in retail service revenues each year was due primarily from growth in U.S. Cellular's average customer base and an increase in average monthly retail revenue per customer.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        U.S. Cellular's average customer base increased 6% to 5,997,000 in 2007 and 9% to 5,671,000 in 2006. The increase in the average number of customers each year was primarily driven by the net new customer additions that U.S. Cellular generated from its marketing (including reseller) distribution channels (301,000 and 310,000 in 2007 and 2006, respectively). The average number of customers also was affected by the timing of acquisitions, divestitures and exchanges.

        U.S. Cellular anticipates that its customer base will increase during 2008 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, improvements in distribution and growth in customers. U.S. Cellular believes growth in its customer base will primarily be from capturing people switching from other wireless carriers or increasing the number of multi-device users rather than by adding new to the industry users. However, the level of growth in the customer base for 2008 will depend upon U.S. Cellular's ability to attract new customers and retain existing customers in a highly, and increasingly, competitive marketplace. See "Overview—2008 Estimates" above for U.S. Cellular's estimate of net retail customer additions for 2008.

        The increase in average monthly retail service revenue was driven primarily by growth in revenues from data services and higher regulatory fees such as universal service fund contributions that are billed to customers. Average monthly retail service revenues per customer increased 7% to $44.27 in 2007 from $41.44 in 2006, and increased 4% in 2006 from $39.76 in 2005.

        Monthly local retail minutes of use per customer averaged 859 in 2007, 704 in 2006 and 625 in 2005. The increases in both years were primarily driven by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenues of the increase in average monthly minutes of use was offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited night and weekend minutes in certain pricing plans. U.S. Cellular anticipates that its average revenue per minute of use may continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

        Revenues from data products and services grew significantly year-over-year, totaling $367.6 million in 2007, $217.4 million in 2006 and $131.3 million in 2005 and representing 10% of total service revenues in 2007, compared to 7% and 5% of total service revenues in 2006 and 2005, respectively. Such growth, which positively impacted average monthly retail service revenues per customer, reflected customers' continued increasing acceptance and usage of U.S. Cellular's easyedgeSM products and offerings, such as Short Messaging Service ("SMS") and BlackBerry® handsets and service.

Inbound roaming revenues

        The increase in inbound roaming revenues in both years was related primarily to an increase in roaming minutes of use, partially offset by a decrease in revenue per roaming minute of use. The increase in inbound roaming minutes of use was driven primarily by the overall growth in the number of customers and retail minutes of use per customer throughout the wireless industry, including usage related to data products, leading to an increase in inbound traffic from other wireless carriers. The decline in revenue per minute of use is primarily due to the general downward trend in negotiated rates, and the changing mix of traffic from various carriers with different negotiated rates.

        U.S. Cellular anticipates that inbound roaming minutes of use might continue to grow over the next few years, reflecting continuing industry-wide growth in customers and usage per customer, including increased usage of data services while roaming, but that the rate of growth will decline due to higher penetration, slower overall growth in the consumer wireless market and the consolidation of wireless carriers. U.S. Cellular anticipates that its roaming revenue per minute of use will remain fairly constant over the next few years pursuant to its existing contract rates, but that renewal of these contracts and the negotiation of new contracts will reflect lower rates over time.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Long-distance and other revenues

        In 2007, the increase compared to 2006 reflected an $18.8 million increase in long-distance revenues and a $31.8 million increase in other revenues. In 2006, the increase compared to 2005 reflected a $10.2 million increase in long-distance revenues and a $28.3 million increase in other revenues. The increase in long-distance revenues in both years was driven by an increase in the volume of long-distance calls billed both to U.S. Cellular's customers and to other wireless carriers whose customers used U.S. Cellular's systems to make long-distance calls. The growth in other revenues in both years was due primarily to an increase in ETC funds that were received from the USF. In 2007, 2006 and 2005, U.S. Cellular was eligible to receive eligible telecommunication carrier funds in nine, seven and five states, respectively.

Equipment sales revenues

        Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets to agents. All equipment sales revenues are recorded net of anticipated rebates.

        U.S. Cellular continues to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

        The increase in equipment sales revenues in 2007 and 2006 was driven by an increase in the number of handsets sold. The number of handsets sold increased 3% and 12% in 2007 and 2006, respectively. The increase in 2006 equipment sales revenues also was driven by an increase of 14% in average revenue per handset sold, primarily reflecting a shift to the sale of more expensive handsets with expanded capabilities. Average revenue per handset sold was flat in 2007 compared to 2006.

Operating Expenses

System operations expenses (excluding depreciation, amortization and accretion)

        System operations expenses (excluding depreciation, amortization and accretion) include charges from wireline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increases in system operations expenses were as follows:

  •
  maintenance, utility and cell site expenses increased $27.5 million, or 11%, in 2007 and $40.1 million, or 18%, in 2006, primarily driven by an increase in the number of cell sites within U.S. Cellular's network. The number of cell sites totaled 6,383 in 2007, 5,925 in 2006 and 5,428 in 2005, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also through acquisitions of existing wireless operations;

  •
  the cost of network usage on U.S. Cellular's systems increased $20.3 million, or 8%, in 2007 and $18.7 million, or 8%, in 2006, as total minutes used on U.S. Cellular's systems increased 28% in 2007 and 26% in 2006 primarily driven by migration to pricing plans with a larger number of packaged minutes, mostly offset by the ongoing reduction in the per-minute cost of usage for U.S. Cellular's network. In addition, data network and developer costs increased driven by the increase in data usage; and

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $29.6 million, or 22%, in 2007, and decreased $22.7 million, or 14%, in 2006. The increase in 2007 is due to an increase in roaming minutes of use partially offset by a reduction in cost per minute which resulted from a reduction in negotiated roaming rates, while the decrease in 2006 is primarily due to a reduction in roaming rates negotiated with other carriers and the elimination of roaming expenses incurred in previous periods when U.S. Cellular customers traveled into non-U.S. Cellular markets that are now operated by U.S. Cellular, partially offset by increased usage.

        Management expects total system operations expenses to increase over the next few years, driven by the following factors:

  •
  increases in the number of cell sites within U.S. Cellular's systems as it continues to add capacity and enhance quality in most markets and continues development activities in recently launched markets; and

  •
  increases in minutes of use, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

        These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's network and on other carriers' networks.

Cost of equipment sold

        The increase in Cost of equipment sold in both years was due primarily to an increase in the number of handsets sold (3% in 2007 and 12% in 2006), as discussed in Equipment sales revenues. In addition, the increase was also driven by an increase in the average cost per handset due to a shift to the sale of more expensive handsets with expanded capabilities.

Selling, general and administrative expenses

        Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular's customer care centers and the majority of U.S. Cellular's corporate expenses.

        The increases in selling, general and administrative expenses in 2007 and 2006 are due primarily to higher expenses associated with acquiring, serving and retaining customers, driven in part by an increase in U.S. Cellular's customer base in both years; increased regulatory charges and taxes also are a factor. Key components of the increases in selling, general and administrative expenses were as follows:

2007—

  •
  a $53.9 million increase in expenses related to federal universal service fund contributions and other regulatory fees and taxes due to an increase in the contribution rate and an increase in service revenues (most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers);

  •
  a $46.1 million increase in expenses related to compensation of agents and sales employees to support growth in customers and revenues in recently acquired and existing markets;

  •
  a $26.2 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects;

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  a $20.5 million increase in advertising expenses primarily due to an increase in media purchases.

2006—

  •
  a $63.5 million increase in expenses related to sales employees and agents. The increase in expenses related to sales employees and agents was driven by the 14% increase in retail service revenues during 2006 compared to 2005 combined with a 4% increase in full-time equivalent employees. In addition, initiatives focused on providing wireless GPS enabled handsets to customers who did not previously have such handsets contributed to higher sales employee-related and agent-related commissions;

  •
  a $34.0 million increase in expenses primarily related to the operations of U.S. Cellular's regional support offices, primarily due to the increase in the customer base;

  •
  a $24.2 million increase in bad debt expense, reflecting both higher revenues and slightly higher bad debts experience as a percent of revenues;

  •
  a $19.8 million increase in advertising expenses related to marketing of the U.S. Cellular brand in newly acquired and launched markets as well as increases in spending for specific direct marketing, segment marketing, product advertising and sponsorship programs;

  •
  an $18.7 million increase in expenses related to universal service fund contributions and other regulatory fees and taxes. Most of the expenses related to universal service fund contributions are offset by increases in retail service revenues for amounts passed through to customers;

  •
  a $13.9 million increase in stock-based compensation expense primarily due to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised) ("SFAS 123(R)"), Share-Based Payment, as of January 1, 2006; and

  •
  a $7.7 million increase in consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

        Sales and marketing cost per gross customer addition was $487 in 2007 compared to $385 and $372 in 2006 and 2005, respectively. As discussed in footnotes (4) and (5) in the table below, there was a change in the reporting of reseller gross customer additions during 2007. Excluding the impact of reseller gross customer additions for all periods, sales and marketing cost per gross customer addition in 2007 was $578 compared to $510 and $507 in 2006 and 2005, respectively. The increase in 2007 was primarily due to increased sales employee and agent expenses as well as higher losses on sales of handsets. The increase in 2006 is primarily due to increased agent-related expenses, employee-related expenses and advertising expenses, partially offset by reduced losses on sales of handsets.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Below is a summary of sales and marketing cost per gross customer addition for each period:

Year ended December 31,	2007	2006	2005
(Dollars in thousands, except per customer amounts)
Components of cost:
Selling, general and administrative expenses related to the acquisition of new customers(1)	$677,615	$612,086	$551,236
Cost of equipment sold to new customers(2)	471,802	409,390	385,715
Less equipment sales revenues from new customers(3)	(291,447)	(287,962)	(228,095)

Total cost	$857,970	$733,514	$708,856
Gross customer additions (000s)(4)	1,761	1,904	1,904

Sales and marketing cost per gross customer addition(5)	$487	$385	$372

(1)
Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Selling, general and administrative expenses, as reported	$1,555,639	$1,399,561	$1,217,709
Less expenses related to serving and retaining customers	(878,024)	(787,475)	(666,473)

Selling, general and administrative expenses related to the acquisition of new customers	$677,615	$612,086	$551,236

(2)
Cost of equipment sold to new customers is reconciled to reported cost of equipment sold as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Cost of equipment sold as reported	$640,225	$568,903	$511,939
Less cost of equipment sold related to the retention of existing customers	(168,423)	(159,513)	(126,224)

Cost of equipment sold to new customers	$471,802	$409,390	$385,715

(3)
Equipment sales revenues from new customers is reconciled to reported equipment sales revenues as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands)
Equipment sales revenues, as reported	$267,027	$258,745	$203,743
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(47,551)	(53,552)	(30,118)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	71,971	82,769	54,470

Equipment sales revenues from new customers	$291,447	$287,962	$228,095

(4)
Gross customer additions represent customers added to U.S. Cellular's customer base through its marketing distribution channels during the respective periods presented, including customers added through a third party reseller. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports all reseller customer activations as gross additions in the period in which such reseller customer activations occur. Previously, only net customer activations as reported by the reseller were counted in the number of gross additions; this previous practice reflected the fact that certain reseller customer activations involved the reseller's reuse of

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  telephone numbers that had not been disconnected from U.S. Cellular's network at the time of an earlier reseller customer disconnect. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer additions and disconnects in each period. Gross customer additions totaled 1,761,000 for 2007. On a comparable basis, gross customer additions for 2006 and 2005 were estimated to be 1,904,000 and 1,904,000, respectively, versus the previously reported total of 1,535,000 and 1,536,000, respectively.

(5)
Sales and marketing cost per gross customer addition reflects the change in reporting reseller additions and disconnects as discussed in footnote (4) above. Under the current method of reporting, sales and marketing cost per gross addition in 2006 and 2005 was estimated to be $385 and $372, respectively, versus the previously reported figures of $478 and $460, respectively. Excluding the impact of reseller gross customer additions, sales and marketing cost per gross customer addition was $578 in 2007 compared to $510 and $507 in 2006 and 2005, respectively.

        Historically, U.S. Cellular has reported the sales and marketing cost per gross customer addition measurement to facilitate comparisons among companies of the costs of acquiring customers on a per gross customer addition basis and the efficiency of marketing efforts. Over time, many companies have discontinued their reporting of this measurement. In addition, sales and marketing cost per gross customer addition is not calculable using financial information derived directly from the Consolidated Statements of Operations, and the definition of sales and marketing cost per gross customer addition used by U.S. Cellular may not be comparable to similar measures that are reported by other companies. Due to the decreasing relevance and use of the measurement, as well as its complexity and lack of comparability among companies in the wireless industry, U.S. Cellular will not report sales and marketing cost per gross customer addition in the future.

        Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing U.S. Cellular customers ("net customer retention costs"), increased 4% to $14.88 in 2007 from $14.34 in 2006 and increased 10% in 2006 from $13.08 in 2005. The increase in 2007 is primarily due to an increase in expense related to the federal universal service fund contributions and other regulatory fees and taxes, an increase in outside services and an increase in employee-related expenses associated with serving and retaining customers. The increase in 2006 is due primarily to higher employee-related expenses associated with serving and retaining customers and higher retention expenses related to providing wireless GPS enabled handsets to customers who did not previously have such handsets. In addition, in 2007 and 2006, U.S. Cellular recorded additional stock-based compensation due primarily to the implementation of SFAS 123(R).

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2007	2006	2005
(Dollars in thousands, except per customer amounts)
Components of cost(1):
Selling, general and administrative expenses, as reported	$1,555,639	$1,399,561	$1,217,709
Less selling, general and administrative expenses related to the acquisition of new customers	(677,615)	(612,086)	(551,236)
Add cost of equipment sold related to the retention of existing customers	168,423	159,513	126,224
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	(47,551)	(53,552)	(30,118)
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	71,971	82,769	54,470

Net cost of serving and retaining customers	$1,070,867	$976,205	$817,049
Divided by average customers during period (000s)(2)	5,997	5,671	5,207
Divided by twelve months in each period	12	12	12

Average monthly general and administrative expenses per customer	$14.88	$14.34	$13.08

(1)
These components were previously identified in the summary of sales and marketing cost per customer addition and related footnotes above.

(2)
The calculation of "Average customers during period" is set forth in footnote 6 of the table of summarized operating data above.

Depreciation expense

        The increases in both years reflect rising average fixed asset balances, which increased 8% in 2007 and 12% in 2006. Increased fixed asset balances in both 2007 and 2006 resulted from the following factors:

  •
  the addition of 434, 450 and 431 new cell sites to U.S. Cellular's network in 2007, 2006 and 2005, respectively, including sites that were built to expand and improve coverage and capacity in U.S. Cellular's existing service areas; and

  •
  the addition of radio channels and switching capacity to U.S. Cellular's network to accommodate increased usage.

        See "Financial Resources" and "Liquidity and Capital Resources" for further discussions of U.S. Cellular's capital expenditures.

Amortization and accretion expenses

        Amortization expense decreased $24.9 million in 2007, primarily due to a decrease in customer list amortization, and the billing system becoming fully amortized in 2006. This was partly offset by a $4.0 million increase in impairment in 2007. Of the $13.1 million increase in amortization and accretion expense in 2006, $11.8 million is attributable to amortization expense related to customer list intangible assets acquired through various transactions in 2006 and the fourth quarter of 2005. Customer list intangible assets are amortized using the double declining balance method in the first year, switching to the straight-line method in subsequent years.

        Loss on impairment of intangible assets totaled $4.0 million in 2007. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), U.S. Cellular performed the annual impairment test for its investment in licenses in the second quarter of 2007. In accordance with SFAS 142, U.S. Cellular performs the annual impairment tests of licenses at the unit of accounting level.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular's license impairments in 2007 were $2.1 million and related to two of its six units of accounting in which operations have not yet begun. Fair values for such units of accounting were determined by reference to values established by auctions and other market transactions involving licenses comparable to those included in each specific unit of accounting. The 2006 and 2005 annual testing resulted in no impairments. Also, U.S. Cellular performed an impairment test for its customer lists in the third quarter of 2007. Certain customer lists were identified as impaired, resulting in a $1.9 million charge. No customer lists were impaired in 2006 or 2005.

        In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), U.S. Cellular accretes liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $8.8 million in 2007, $7.2 million in 2006 and $5.9 million in 2005.

(Gain) loss on asset disposals/exchanges

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

        In 2007, a $20.8 million pre-tax loss was recognized in conjunction with the exchange of personal communication service license spectrum with Sprint Nextel. There was no loss on exchange of assets in 2006 and 2005. In 2005, a pre-tax gain of $44.7 million represented the difference between the fair value of the properties U.S. Cellular received in the ALLTEL exchange transaction completed on December 19, 2005 and the $58.1 million of cash paid plus the recorded value of the assets it transferred to ALLTEL.

        For further discussion of these transactions, see "Liquidity and Capital Resources—Acquisitions, Divestitures and Exchanges."

Operating Income

        Operating margin increased 1.8 and 0.8 percentage points in 2007 and 2006, respectively. The increases in operating income and operating income margin were due to the fact that operating revenues increased more in dollar and percentage terms, than operating expenses as a result of the factors which are described in detail in Operating Revenues and Operating Expenses above.

Components of Other Income and (Expenses)

Year Ended December 31,	2007	Increase/ (Decrease)	Percentage Change	2006	Increase/ (Decrease)	Percentage Change	2005
(Dollars in thousands)
Total Operating Income	$396,199	$106,303	36.7%	$289,896	$58,699	25.4%	$231,197

Equity in earnings from unconsolidated entities	90,033	(3,086)	(3.3)%	93,119	26,400	39.6%	66,719
Interest and dividend Income	13,059	(3,478)	(21.0)%	16,537	6,814	70.1%	9,723
Fair value adjustment of derivative instruments	(5,388)	57,634	91.5%	(63,022)	(107,999)	N/M	44,977
Gain (loss) on investments	137,987	67,560	95.9%	70,427	76,630	N/M	(6,203)
Interest expense	(84,679)	8,995	9.6%	(93,674)	(8,807)	(10.4)%	(84,867)
Other expense	(710)	(565)	N/M	(145)	54	27.1%	(199)
Income Taxes(1)	(216,711)	(96,107)	(79.7)%	(120,604)	(24,748)	(25.8)%	(95,856)
Minority share of income	(15,056)	(2,012)	(15.4)%	(13,044)	(2,504)	(23.8)%	(10,540)

Net Income	$314,734	$135,244	75.3%	$179,490	$24,539	15.8%	$154,951

Basic Earnings per Share	$3.59	$1.54	75.1%	$2.05	$0.26	14.5%	$1.79
Diluted Earnings per Share	$3.56	$1.52	74.5%	$2.04	$0.27	15.3%	$1.77

N/M = Not Meaningful

(1)
Effective tax rate was 39.7%, 38.5% and 36.7% in 2007, 2006 and 2005, respectively.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Equity in earnings from unconsolidated entities

        Equity in earnings from unconsolidated entities represents U.S. Cellular's share of net income from the markets in which it has a minority interest and accounts for by the equity method. U.S. Cellular follows the equity method of accounting for minority interests in which its ownership interest equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies. Equity in earnings from unconsolidated entities decreased $3.1 million in 2007 primarily due to the sale of Midwest Wireless in the prior year, partially offset by an $8.9 million increase in income from U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") in 2007.

        U.S. Cellular's investment in the LA Partnership contributed $71.2 million, $62.3 million and $52.2 million to equity in earnings from unconsolidated entities in 2007, 2006 and 2005, respectively. U.S. Cellular also received cash distributions from the LA Partnership of $66.0 million, $60.5 million and $38.5 million in 2007, 2006 and 2005, respectively.

Interest and dividend income

        Interest income increased $6.6 million in 2007 and $3.1 million in 2006 primarily due to interest earned on U.S. Cellular's cash balances. Dividend income decreased $10.1 million in 2007 and increased $3.7 million in 2006. The decrease in 2007 dividend income resulted primarily from disposition of Vodafone ADRs in connection with the maturing of the related variable prepaid forward contracts in May 2007. The increase in 2006 is primarily due to increased dividend income related to the Vodafone ADRs. The 2006 increase also includes $2.2 million earned related to the settlement of a sales tax audit.

Fair value adjustment of derivative instruments

        Fair value adjustment of derivative instruments reflected the change in the fair value of the bifurcated embedded collars within the variable prepaid forward contracts related to the Vodafone ADRs not designated as a hedge.

Gain (loss) on investments

        In 2007, U.S. Cellular recorded a $131.7 million gain upon the settlement of forward contracts related to Vodafone ADRs and the sale of the remaining ADRs. In addition, in 2007, U.S. Cellular recorded a gain of $6.3 million related to the sale of its interest in Midwest Wireless in the fourth quarter of 2006. In 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of Midwest Wireless. The loss in 2005 reflects a $6.8 million impairment loss recorded related to U.S. Cellular's minority investment in a wireless market that it accounts for using the equity method and a $0.6 million gain related to a working capital adjustment recorded on the investments sold to ALLTEL in November 2004. See "Liquidity and Capital Resources" for additional information regarding these transactions.

Interest expense

        Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2007	2006	2005
(Dollars in millions)
6.7% senior notes	$37,084	$37,080	$37,072
7.5% senior notes	25,113	25,113	25,016
8.75% senior notes	11,380	11,383	11,422
Forward contracts(1)	3,514	9,067	6,156
Revolving credit facility	4,967	8,337	3,109
Other	2,621	2,694	2,092

Total Interest Expense	$84,679	$93,674	$84,867

    (1)
    In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in Vodafone ADRs. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bore

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

      interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 50 basis points.

        The decrease in interest expense in 2007 is primarily due to U.S. Cellular settling its variable prepaid forward contracts and paying down its outstanding revolving credit facility balance in May 2007.

        The increase in interest expense in 2006 is due primarily to an increase in average revolving credit facility balances and higher interest rates for variable rate debt including the revolving credit facility and the Vodafone variable prepaid forward contracts.

Income Taxes

        U.S. Cellular's effective income tax rate was 39.7%, 38.5% and 36.7% for 2007, 2006 and 2005, respectively. Net income in 2007, 2006 and 2005 includes gains and losses that are included in (Gain) loss on asset disposals/exchanges, Fair value adjustment of derivative instruments, and Gain (loss) on investments. The tax expense or benefit recognized with respect to such gains and losses was as follows:

2007

  •
  Tax expense of $45.0 million was recorded related to changes in the fair value of the derivative instrument and upon the settlement of the variable prepaid forward contracts related to the Vodafone ADRs and the disposition of remaining Vodafone ADRs.

  •
  Tax benefit of $7.7 million was recognized on the loss on exchange of assets that was recorded in conjunction with the Sprint Nextel spectrum exchange transaction.

  •
  Tax expense of $2.5 million was recorded from the sale of Midwest Wireless that occurred in the fourth quarter of 2006.

2006

  •
  Tax expense of $29.1 million was recorded on the gain from the sale of Midwest Wireless.

  •
  Tax benefit of $23.1 million was recorded on the fair value adjustment of derivative instruments.

2005

  •
  Tax expense of $17.4 million was recorded on the gain from the exchange of assets with ALLTEL.

  •
  Tax benefit of $2.6 million was recorded on the loss on impairment of an unconsolidated investment.

  •
  Tax expense of $16.6 million was recorded on the fair value adjustment of derivative instruments.

Such gains and losses decreased the effective tax rate in 2007 by 1.0%, and increased the effective tax rate in 2006 and 2005 by 1.0% and 0.7%, respectively.

        TDS and U.S. Cellular are parties to a Tax Allocation Agreement, pursuant to which U.S. Cellular and its subsidiaries are included in a consolidated federal income tax return and in state income or franchise tax returns in certain situations with other members of the TDS consolidated group.

        For financial statement purposes, U.S. Cellular and its subsidiaries compute their income, income taxes and credits as if they comprised a separate affiliated group and were not included in the TDS group.

Net Income

        In both 2007 and 2006, increases in net income and earnings per share were attributable to higher Operating Income and, in addition in 2007, to higher Investment and Other Income.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

INFLATION

        Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in U.S. GAAP. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, to exclude leasing transactions from the scope of SFAS 157. In February 2008, the FASB also issued FSP FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 and does not anticipate any material impact on its financial position or results of operations. U.S. Cellular has not yet adopted SFAS 157 for its nonfinancial assets and liabilities. U.S. Cellular is currently reviewing the adoption requirements related to its nonfinancial assets and liabilities and has not yet determined the impact, if any, on its financial position or results of operations.

        In September 2006, the FASB ratified EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider ("EITF 06-1"). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"), when consideration is given to a reseller or manufacturer to benefit the service provider's end customer. EITF 01-9 requires that the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. U.S. Cellular adopted EITF 06-1 effective January 1, 2008 with no material impact on its financial position or results of operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. U.S. Cellular did not elect the fair value option on January 1, 2008 for any of its eligible financial assets and financial liabilities.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method, a method that requires the acquirer to measure and recognize the acquiree on an entire entity basis and recognize the assets acquired and liabilities assumed at their fair values as of the date of acquisition. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

No. 109, Accounting for Income Taxes, such that amendments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). U.S. Cellular is currently reviewing the requirements of SFAS 141(R) and has not yet determined the impact, if any, on its financial position or results of operations.

        In December 2007, the FASB issued SFAS No.160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. It also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions. SFAS 160 is effective on a prospective basis for U.S. Cellular's 2009 financial statements, except for the presentation and disclosure requirements, which will be applied retrospectively. U.S. Cellular is currently reviewing the requirements of SFAS 160 and has not yet determined the impact on its financial position or results of operations.

FINANCIAL RESOURCES

        U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its construction costs and operating expenses. U.S. Cellular anticipates further increases in wireless customers, revenues, operating expenses, cash flows from operating activities and capital expenditures in the future. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The following table provides a summary of U.S. Cellular's cash flow activities for the periods shown:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Cash flows from (used in):
Operating activities	$863,078	$701,068	$630,159
Investing activities	(579,481)	(596,189)	(766,794)
Financing activities	(111,976)	(100,970)	124,576

Net increase (decrease) in cash and cash equivalents	$171,621	$3,909	$(12,059)

        Cash flows from operating activities—Excluding changes in assets and liabilities from operations, cash flows from operating activities totaled $870.8 million in 2007, $793.6 million in 2006 and $697.5 million in 2005. The year-over-year increases were driven primarily by higher operating income and cash distributions from wireless entities in which U.S. Cellular has a minority interest. Cash distributions from wireless entities in which U.S. Cellular has a minority interest provided $86.9 million in 2007, $77.8 million in 2006 and $52.1 million in 2005.

        Changes in assets and liabilities from operations required $7.7 million in 2007, $92.5 million in 2006 and $67.3 million in 2005, primarily reflecting differences in the timing of collections and payments. Income taxes and interest paid totaled $296.7 million in 2007, $239.4 million in 2006 and $141.2 million in 2005.

        Cash flows from investing activities primarily represents uses of funds to construct and upgrade modern high-quality wireless communications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular's

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or spectrum. Proceeds from merger and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

        The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer growth, to upgrade service, launch new market areas, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

        Cash used for property, plant and equipment ("PP&E") and system development expenditures totaled $565.5 million in 2007, $579.8 million in 2006 and $576.5 million in 2005. These expenditures were financed primarily with internally generated cash and borrowings from U.S. Cellular's revolving credit facility. These expenditures were made to fund construction of 434, 450 and 431 new cell sites in 2007, 2006 and 2005, respectively, increases in capacity in existing cell sites and switches, remodeling of new and existing retail stores and opening new stores, and development of office systems. Additions to PP&E in all three years included significant amounts related to the replacement of retired assets.

        Cash required for acquisitions and received from divestitures required $21.5 million and provided $4.3 million in 2007, required $145.9 million and provided $101.6 million in 2006 and required $188.6 million and provided $0.6 million in 2005. See "Acquisitions, Divestitures and Exchanges" in the Liquidity and Capital Resources section for details regarding transactions completed in each of these years.

        At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of marketable equity securities, and was included in cash flows from investing activities in 2006.

        Cash flows from financing activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt, cash used for the repayment of long-term notes and the repurchase and conversion of long-term debt securities, and cash used to repurchase Common Shares and cash used for the repayment of long-term notes and the repurchase and conversion of debt securities.

        U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic cellular and other investments, from time to time, have been used to reduce short-term debt. In addition, U.S. Cellular has taken advantage of opportunities to reduce short-term debt with proceeds from the sale of long-term debt securities, including sales of debt securities by subsidiaries.

        Cash flows from financing activities required $112.0 million and $101.0 million in 2007 and 2006, respectively, and provided $124.6 million in 2005.

        Cash received from short-term borrowings under U.S. Cellular's revolving credit facility provided $25.0 million in 2007, $415.0 million in 2006 and $510.0 million in 2005, while repayments required $60.0 million in 2007, $515.0 million in 2006 and $405.0 million in 2005.

        Proceeds from re-issuance of treasury shares in connection with employee benefits plans provided $10.1 million in 2007, $15.9 million in 2006 and $23.3 million in 2005. Excess tax benefits from employee exercises of stock awards provided $11.7 million in 2007 and $2.5 million in 2006.

        In 2007, U.S. Cellular, expended $87.9 million to repurchase its Common Shares. The repurchases were completed through private transactions with an investment banking firm pursuant to accelerated share repurchase agreements. During January 2008, a final settlement amount of $4.6 million was

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

received from the investment banking firm. See Liquidity and Capital Resources and Common Share Repurchase Program below for additional information regarding these transactions. No U.S. Cellular Common Shares were repurchased in 2006 and 2005.

LIQUIDITY AND CAPITAL RESOURCES

        U.S. Cellular believes that cash flows from operating activities, existing cash balances and funds available from lines of credit arrangements provide substantial financial flexibility for U.S. Cellular to meet both its short- and long-term needs. U.S. Cellular also may have access to public and private capital markets to help meet its long-term financing needs.

        However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors, some of which may not be in U.S. Cellular's control. U.S. Cellular cannot provide assurances that circumstances that could materially adversely affect U.S. Cellular's liquidity or capital resources will not occur. Economic downturns, changes in financial markets or other factors could affect U.S. Cellular's liquidity and the availability of capital. Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition programs and Common Share repurchase programs. Any such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

        As of December 31, 2007, U.S. Cellular had $204.5 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of our cash and cash equivalents investment activities is to preserve principal. We currently invest our cash primarily in money market funds that are rated in the highest short-term rating category by major rating agencies such as Moody's and Standard and Poor's. Management believes that the credit risk associated with these investments is minimal.

Revolving Credit Facility

        U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2007, outstanding letters of credit were $0.2 million, leaving $699.8 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2007, the one-month LIBOR was 4.60% and the contractual spread was 75 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2007). U.S. Cellular paid fees at an aggregate annual rate of 0.39% of the total facility in 2007. These fees totaled $2.8 million in 2007, $2.3 million in 2006 and $1.0 million in 2005. This credit facility expires in December 2009.

        U.S. Cellular's interest cost on its revolving credit facility would increase if its current credit rating from Moody's Investor Service ("Moody's") was lowered and decrease if the rating improved. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular's credit rating. A downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2007, and the dates such ratings were issued, were as follows:

Moody's (Issued September 20, 2007)	Baa3	—stable outlook
Standard & Poor's (Issued June 21, 2007)	BB+	—with developing outlook
Fitch Ratings (Issued August 16, 2007)	BBB+	—stable outlook

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        On September 20, 2007, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible further downgrade.

        On February 13, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remained on credit watch with negative implications. On April 23, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BB+ from BBB-. The ratings remained on credit watch with negative implications. On June 21, 2007, Standard & Poor's affirmed the BB+ rating, and removed the company from Credit Watch. The outlook is developing.

        On August 16, 2007, Fitch changed its outlook on U.S. Cellular's credit rating to stable from ratings watch negative.

        The maturity date of U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

        The financial covenants associated with U.S. Cellular's revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

        The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under the revolving credit facility. However, U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios, and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its revolving credit facility.

Long-Term Financing

        U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its long-term debt indentures. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the late filings, and the failure to deliver such filings to the trustees of the U.S. Cellular debt indentures on a timely basis, resulted in non-compliance under such debt indentures. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that such non-compliance was cured when it became current in its SEC filings on or prior to April 23, 2007. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

        U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

Marketable Equity Securities and Forward Contracts

        U.S. Cellular and its subsidiaries hold or previously held marketable equity securities that are publicly traded and can have volatile share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        The current investment in Rural Cellular Corporation ("RCCC") is the result of a consolidation of several cellular partnerships in which U.S. Cellular subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests. At December 31, 2007 and 2006, U.S. Cellular owned 370,882 Common Shares of RCCC. On July 30, 2007, RCCC announced that Verizon Wireless had agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

        The former investment in Vodafone ADRs resulted from certain dispositions of non-strategic cellular investments to or settlements with AirTouch Communications, Inc. ("AirTouch"), in exchange for stock of AirTouch, which was then acquired by Vodafone Group PLC ('Vodafone") whereby U.S. Cellular received American Depositary Receipts ("ADRs") representing Vodafone stock. At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of the marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular's previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

        At December 31, 2006, a subsidiary of U.S. Cellular held a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs. The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of substantially all of the Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, as of December 2007, U.S. Cellular no longer owned any Vodafone ADRs and no longer had any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of the remaining shares.

        Until May 2007, when it settled the forward contracts as described above, U.S. Cellular was required to comply with certain covenants under the forward contracts. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under certain forward contracts. However, U.S. Cellular was not in violation of any covenants that required U.S. Cellular to maintain certain financial ratios and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the counterparty associated with such forward contracts, under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements and late filings.

Capital Expenditures

        U.S. Cellular's estimated capital expenditures for 2008 are approximately $590 - $640 million. These expenditures primarily address the following needs:

  •
  Expand and enhance U.S. Cellular's coverage in its service areas;

  •
  Provide additional capacity to accommodate increased network usage by current customers; and

  •
  Enhance U.S. Cellular's retail store network and office systems.

        U.S. Cellular plans to finance its capital expenditures program using cash on hand, cash flows from operating activities and short-term debt.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions, Divestitures and Exchanges

        U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and of maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success. U.S. Cellular may from time-to-time be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In addition, U.S. Cellular may participate as a bidder, or member of a bidding group, in auctions administrated by the FCC.

Auction 73

        From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. The FCC previously auctioned some spectrum in the 700 megahertz band. An FCC auction of additional spectrum in the 700 megahertz band, designated by the FCC as Auction 73, began on January 24, 2008. U.S. Cellular is participating in Auction 73 indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"), which is participating in Auction 73. A subsidiary of U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless intends to qualify as a "designated entity," and thereby be eligible for bid credits with respect to spectrum purchased in Auction 73.

        In January 2008, U.S. Cellular made capital contributions and advances to King Street Wireless and/or its general partner of $97 million to allow King Street Wireless to participate in Auction 73. King Street Wireless is in the process of developing its long-term business and financing plans. Pending finalization of King Street Wireless' permanent financing plans, and upon request by King Street Wireless, U.S. Cellular may agree to make additional capital contributions and/or advances to King Street Wireless and/or its general partner. U.S. Cellular will consolidate King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

        FCC anti-collusion rules place certain restrictions on business communications and disclosures by participants in an FCC auction. As noted above, Auction 73 began on January 24, 2008. If certain reserve prices are not met, the FCC will follow Auction 73 with a contingent auction, referred to as Auction 76. For purposes of applying its anti-collusion rules, the FCC has determined that both auctions will be treated as a single auction, which means that, in the event that the contingent auction is needed, the anti-collusion rules would last from the application deadline for Auction 73, which was December 3, 2007, until the deadline by which winning bidders in Auction 76 must make the required down payment. The FCC anti-collusion rules place certain restrictions on business communications with other companies and on public disclosures relating to U.S. Cellular's participation in an FCC auction. For instance, these anti-collusion rules may restrict the normal conduct of U.S. Cellular's business and/or disclosures by U.S. Cellular relating to the auctions, which could last 3 to 6 months or more. As of the time of filing this report, Auction 73 was still in progress.

        There is no assurance that King Street Wireless will be successful in the auctions or that acceptable spectrum will be available at acceptable prices in the auction. If King Street Wireless is successful in Auction 73, it may be required to raise additional capital through a combination of additional debt and/or equity financing. In such case, U.S. Cellular may make additional capital contributions to King Street Wireless and/or its general partner to provide additional funding of any licenses granted to King Street Wireless pursuant to Auction 73. The possible amount of such additional capital contributions is not known at this time but could be substantial. In such case, U.S. Cellular may finance such amounts from cash on hand, from borrowings under its revolving credit agreement and/or long-term debt. There is no

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

assurance that U.S. Cellular will be able to obtain such additional financing on commercially reasonable terms or at all.

2007 Activity

Transactions Pending as of December 31, 2007:

        On December 3, 2007, U.S. Cellular entered into an agreement to acquire six 12 megahertz C block lower 700 megahertz licenses in Maine for $5.0 million in cash. This transaction is expected to close in 2008.

        On November 30, 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel which calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa) and in exchange for U.S. Cellular to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. Six of the licenses that U.S. Cellular will receive will add spectrum in areas where U.S. Cellular currently provides service and two of the licenses are in areas that will provide incremental population of approximately 88,000. The eight licenses that U.S. Cellular will deliver are in areas where U.S. Cellular currently provides service and has what it considers an excess of spectrum (i.e., it has more spectrum than is expected to be needed to continue to provide high quality service). No cash, customers, network assets or other assets or liabilities will be included in the exchange, which is expected to be completed during the first half of 2008. As a result of this exchange transaction, U.S. Cellular recognized a pre-tax loss on exchange of assets of $20.8 million during 2007.

Transactions Completed as of December 31, 2007:

        On December 3, 2007, U.S. Cellular acquired a 12 megahertz C block lower 700 megahertz license in Kansas for $3.2 million in cash.

        On February 1, 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz FCC cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.2 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million is deductible for income tax purposes.

        In aggregate, acquisitions, divestitures and exchanges in 2007 increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

        U.S. Cellular is a limited partner in Barat Wireless, L.P. ("Barat Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% bid credit available to "very small businesses", defined as businesses having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the successful bidder with respect to 17 licenses for which it had bid $127.1 million, net of its bid credit. On April 30, 2007, the FCC granted Barat Wireless' applications with respect to the 17 licenses for which it was the successful bidder. These 17 license areas cover portions of 20 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million, which are included in Licenses in the Consolidated Balance Sheets. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

conclusion of the auction for the licenses with respect to which Barat Wireless was the successful bidder; such amount totaled $47.2 million. For financial statement purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46(R)"), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless' expected gains or losses. Pending finalization of Barat Wireless' permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

        In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC ("Midwest Wireless") was sold to ALLTEL Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash with respect to its interest in Midwest Wireless. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. During 2007, U.S. Cellular received $4.0 million of funds that were distributed from the escrow, plus interest of $0.3 million. On January 8, 2008, U.S. Cellular received a final distribution from the escrow of $6.3 million, plus interest of $0.5 million.

        In April 2006, U.S. Cellular purchased the remaining ownership interest in a Tennessee wireless market, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.0 million and $2.0 million, respectively. The $4.0 million of goodwill is not deductible for income tax purposes.

        In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

2005 Activity

        On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen RSA markets in Kansas and Nebraska in exchange for two RSA markets in Idaho and $57.1 million in cash, as adjusted. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on sales of assets in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

        U.S. Cellular is a limited partner in Carroll Wireless L.P. ("Carroll Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on "closed licenses" that were available only to companies included under the FCC definition of "entrepreneurs," which are small businesses that have a limited amount of assets and revenues. In addition, Carroll Wireless bid on "open licenses" that were not subject to restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% bid credit available to "very small businesses" which were defined as having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 16 licenses in Auction 58, which ended on February 15, 2005. The aggregate amount paid to the FCC for the 16 licenses was $129.7 million, net of the discounts to which Carroll Wireless was entitled. These 16 licenses cover portions of 10 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $129.9 million; of this amount $129.7 million is included in Licenses in the Consolidated Balance Sheets. For financial statement purposes, U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, pursuant to

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless' expected gains or losses. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Carroll Wireless and/or its general partner. U.S. Cellular has approved additional funding of $1.4 million of which $0.1 million was provided to Carroll Wireless as of December 31, 2007.

        In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

        In addition, in 2005, U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular's Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

        In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

Common Share Repurchase Program

        The Board of Directors of U.S. Cellular has authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates on a quarterly basis, primarily for use in employee benefit plans (the "Limited Authorization"). This authorization does not have an expiration date.

        On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular (the "Additional Authorization") from time to time through open market purchases, block transactions, private transactions or other methods. This authorization was in addition to U.S. Cellular's existing Limited Authorization discussed above, and was scheduled to expire on March 6, 2010. However, because this authorization was fully utilized in connection with the April 4, 2007 accelerated share repurchases discussed below, no further purchases are available under this authorization.

        U.S. Cellular entered into accelerated share repurchase ("ASR") agreements to purchase its shares through an investment banking firm in private transactions. The repurchased shares are held as treasury shares. In connection with each ASR, the investment banking firm purchased an equivalent number of shares in the open-market over time. Each program was required to be completed within two years of the trade date of the respective ASR. At the end of each program, U.S. Cellular received or paid a price adjustment based on the average price of shares acquired by the investment banking firm pursuant to the ASR during the purchase period, less a negotiated discount. The purchase price adjustment can be settled, at U.S. Cellular's option, in cash or in U.S. Cellular Common Shares.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Activity related to U.S. Cellular's repurchases of shares through ASR transactions on April 4, July 10 and October 25, 2007, and its obligations to the investment banking firm, are detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Totals
Number of Shares Repurchased by U.S. Cellular(1)	670,000	168,000	168,000	1,006,000
Initial purchase price to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price of initial purchase(2)	$73.22	$96.10	$96.52	$80.93
ASR Settled as of December 31, 2007(3)
Additional amount paid to investment banking firm	$6,485	—	—	$6,485
Final total cost of shares	$55,542	—	—	$55,542
Final weighted average price	$82.90	—	—	$82.90
Number of shares purchased by investment banking firm and settled	670,000	—	—	670,000
Number of Shares Purchased by Investment Banking Firm for Open ASRs (As of December 31, 2007)	—	63,665	—	63,665
Average price of shares, net of discount, purchased by investment banking firm	—	$85.70	—	$85.70
(Refund due) from investment banking firm for shares purchased through December 31, 2007(4)	—	$(661)	—	$(661)
Equivalent number of shares that would be delivered by investment banking firm based on December 31, 2007 closing price(5)	—	7,861	—	7,861
Settlement of ASRs Subsequent to December 31, 2007(6)
(Refund) paid by investment banking firm	—	$(2,080)	$(2,474)	$(4,554)
Final total cost of shares, less discount plus commission	—	$14,065	$13,741	$27,806
Final weighted average price(2)	—	$83.72	$81.79	$82.76

(1)
The repurchased shares are being held as treasury shares.

(2)
Weighted average price includes any per share discount and commission paid to the investment banking firm.

(3)
The April 4, 2007 ASR was settled in cash on December 18, 2007. The other ASRs were not settled and were open as of December 31, 2007, but were settled in January 2008. See Note (6) below.

(4)
Represents the purchase price adjustment owed to U.S. Cellular by the investment banking firm as of December 31, 2007 for the shares purchased through such date, based on the difference between the price paid per share by U.S. Cellular in connection with the ASR, and the average price paid per share by the investment banking firm, less the discount plus the commission.

(5)
Represents the number of additional U.S. Cellular Common Shares that would need to be delivered by the investment banking firm based on the closing price of $84.10 on December 31, 2007, if U.S. Cellular elected to settle the refund due described in footnote (4) with shares.

(6)
At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. The table above shows the final settlement amounts of such ASRs. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007.

        All of the ASRs were settled in cash and resulted in an adjustment to U.S. Cellular's additional paid in capital upon the respective settlements.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        U.S. Cellular did not repurchase any Common Shares in 2006 and 2005.

        Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 881,000, 633,000 and 754,000 treasury shares in 2007, 2006 and 2005, respectively.

Contractual or Other Obligations

        At December 31, 2007, the resources required for contractual obligations were as follows:

		Payments due by Period
(Dollars in millions)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations(1)	$1,002.3	$—	$10.0	$—	$992.3
Interest payments on long-term debt obligations	1,887.6	73.5	145.8	145.2	1,523.1
Operating leases(2)	874.7	113.0	182.0	115.3	464.4
Capital leases	2.6	0.6	0.4	0.4	1.2
Purchase obligations(3)(4)(5)	591.1	333.6	166.6	42.1	48.8

	$4,358.3	$520.7	$504.8	$303.0	$3,029.8

(1)
Scheduled debt repayments include long-term debt and the current portion of long-term debt. See Note 14—Long-Term Debt and Forward Contracts in Notes to Consolidated Financial Statements.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment.

(3)
Includes obligations payable under noncancellable contracts and includes commitments for network facilities and transport services, agreements for software licensing, and long-term marketing programs.

(4)
Does not include amounts in any period for post-retirement benefits because U.S. Cellular does not have any post-retirement benefit obligations.

(5)
Does not include amounts related to capital contributions and advances made during January 2008 to King Street Wireless and/or its general partner of $97 million to provide initial funding of King Street Wireless' participation in Auction 73.

        The Contractual and Other Obligations table above does not include any liabilities related to unrecognized tax benefits under FIN 48 since U.S. Cellular is unable to reasonably predict the ultimate amount or timing of settlement of such FIN 48 liabilities. See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Sale of Certain Accounts Receivable

        In December 2006, U.S. Cellular entered into an agreement to sell $226.0 million face amount of accounts receivable written off in previous periods; the proceeds from the sale were $5.9 million. The agreement transferred all rights, title, and interest in the account balances, along with the right to collect all amounts due, to the buyer. The sale was subject to a 180-day period in which the buyer was entitled to request a refund for any unenforceable accounts. The transaction was recognized as a sale during the fourth quarter of 2006 in accordance with the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with the gain deferred until expiration of the recourse period. During the second quarter of 2007, U.S. Cellular recognized a gain of $5.0 million, net of refunds for unenforceable accounts. The gain is included in Selling, general and administrative expense in the Consolidated Statements of Operations. All expenses related to the transaction were recognized in the period incurred.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

        U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, cash flows from operating activities, liquidity, capital resources or financial flexibility.

        U.S. Cellular has certain investments in unconsolidated entities that represent variable interests. The investments in unconsolidated entities total $157.6 million as of December 31, 2007 and are accounted for using either the equity or cost method. U.S. Cellular's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

        U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Accordingly, no amounts have been recorded in the financial statements related to such agreements. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. Cellular's significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

        Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and estimates and disclosures with the audit committee of U.S. Cellular's Board of Directors.

Revenue Recognition

        Service revenues are recognized as earned and equipment revenues are recognized when title passes to the agent or end-user customer. U.S. Cellular recognizes revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts, billing disputes and fraud or unauthorized usage. U.S. Cellular recognizes revenue related to usage in excess of minutes provided in its rate plans at contractual rates per minute as minutes are used; revenue related to long distance service is recognized in the same manner. Additionally, U.S. Cellular recognizes revenue related to data usage based on contractual rates per kilobyte as kilobytes are used; revenue based on per-use charges, such as for the use of premium services, is recognized as the charges are incurred. As a result of its multiple billing cycles each month,

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

U.S. Cellular is required to estimate the amount of subscriber revenues earned but not billed or billed but not earned from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical billed minutes. U.S. Cellular's revenue recognition policies are in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and FASB Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Licenses and Goodwill

        As of December 31, 2007, U.S. Cellular reported $1,482.4 million of licenses and $491.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. Licenses include those won by Barat Wireless in FCC Auction 66 completed in September 2006 and by Carroll Wireless in FCC Auction 58 completed in February 2005, as well as license rights that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

        See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of license and goodwill activity in 2007 and 2006.

        Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year.

        The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss of goodwill is recognized for that difference.

        The fair value of an asset or reporting unit is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

        U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2007 and 2006, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, constituting five geographic service areas.

        For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

        U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of impairment testing of licenses in 2007 and 2006, U.S. Cellular combined its FCC licenses into eleven units of accounting pursuant to FASB Emerging Issues Task Force Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7"), and SFAS 142. Six of such units of accounting represent geographic groupings of licenses that, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment testing.

        For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting which consist of developed licenses using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of undeveloped licenses, U.S. Cellular prepares estimates of fair value for each unit of accounting by reference to fair market values indicated by recent auctions and market transactions.

        The annual impairment tests for investments in licenses and goodwill were performed in the second quarter of 2007, 2006 and 2005. Such impairment tests indicated that there was an impairment of licenses totaling $2.1 million in 2007; the loss is included in Amortization and accretion in the Consolidated Statements of Operations. There was no impairment of licenses in 2006 and 2005, and no impairment of goodwill in 2007, 2006 and 2005. In addition, as a result of the exchange of licenses with Sprint Nextel, U.S. Cellular recognized a pre-tax loss of $20.8 million during the fourth quarter of 2007.

Property, Plant and Equipment

        U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use.

        U.S. Cellular did not materially change the useful lives of its property, plant and equipment in the years ended December 31, 2007, 2006 and 2005.

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        Given the pace at which technology may change in the wireless industry, U.S. Cellular reviews long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the estimated fair value of the assets to the carrying value of the assets. If the estimated fair value of the assets is less than the carrying value of the assets, an impairment loss is recognized for the difference.

        The fair value of a tangible long-lived asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the long-lived asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

        The annual review of long-lived assets for impairment did not identify any impairment losses in 2007, 2006 or 2005.

Asset Retirement Obligations

        U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-existing conditions. The asset retirement obligation is included in Other deferred liabilities and credits in the Consolidated Balance Sheets.

        U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

        The calculation of the asset retirement obligation for U.S. Cellular is a critical accounting estimate because changing the factors used in calculating the obligation could result in larger or smaller estimated obligations that could have a significant impact on its results of operations and financial condition. Such factors may include probabilities or likelihood of remediation, cost estimates, lease renewals, salvage values, and the estimated remediation dates. Actual results may differ materially from estimates under different assumptions or conditions.

        See Note 12—Asset Retirement Obligations in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's asset retirement obligations.

Income Taxes

        U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to the TDS Tax Allocation Agreement which

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the TDS Tax Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

        The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision, and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

        The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance that is established for deferred tax assets.

        Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, U.S. Cellular must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

        See Note 4—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

        The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectibility. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectibility depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers. Recent economic events have caused the consumer credit market to tighten for certain consumers. This may cause U.S. Cellular's bad debt expense to increase in future periods. U.S. Cellular will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectible amounts.

        See Note 1—Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

Stock-based Compensation

        As described in more detail in Note 19 of the Notes to Consolidated Financial Statements, U.S. Cellular has established or participates in a long-term incentive plan and an employee stock purchase plan which are stock-based compensation plans. Prior to January 1, 2006, U.S. Cellular

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

accounted for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations as allowed by SFAS No. 123, Accounting for Stock Based Compensation, ("SFAS 123"). Accordingly, prior to 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during the years ended December 31, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

        Upon adoption of SFAS 123(R), U.S. Cellular elected to value share-based payment transactions using a Black-Scholes valuation model. This model requires assumptions regarding a number of complex and subjective variables. The variables include U.S. Cellular's expected stock price volatility over the term of the awards, expected forfeitures, time of exercise, risk-free interest rate and expected dividends. Different assumptions could create different results.

        U.S. Cellular used the assumptions shown in the table below in valuing stock options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected Life	3.1 Years	3.0 Years	3.0 Years
Expected Volatility	22.5% - 25.7%	23.5% - 25.2%	36.5%
Dividend Yield	0%	0%	0%
Risk-free Interest Rate	3.3% - 4.8%	4.5% - 4.7%	3.9%
Estimated Annual Forfeiture Rate	9.6%	4.4%	4.3%

        U.S. Cellular estimates the expected life of option awards based on historical experience. Expected volatility is estimated using historical volatility calculated over the most recent period equal to the expected term of the option. Risk-free interest rate is the rate of return of a zero-coupon treasury bond that matures over approximately the same time period as the expected term of the option awards. Because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business, the expected dividend yield is estimated at 0%.

        Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest. The estimated forfeiture rates used by U.S. Cellular are based primarily on historical experience.

        Total compensation cost for stock options granted by U.S. Cellular in 2007 was estimated to be $6.6 million; the amount charged to expense in 2007 was $3.8 million. The table below illustrates the impact of a 10% change in the assumptions that have the most significant impact on valuation of stock options granted by U.S. Cellular in 2007.

	Increase (Decrease) in 2007 Expense		Increase (Decrease) in Expense Over Vesting Period of Options
Dollars in Thousands	10% Increase	10% Decrease	10% Increase	10% Decrease
Assumption:
Expected Life	$179	$(186)	$447	$(465)
Expected Volatility	$190	$(190)	$474	$(474)
Risk-free Interest Rate	$91	$(88)	$228	$(219)

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

Contingencies, Indemnities and Commitments

        Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, Accounting for Contingencies ("SFAS 5"), which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arm's- length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $121.8 million, $108.9 million and $87.0 million for 2007, 2006 and 2005, respectively.

        U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS' cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. In 2007 and 2006, U.S. Cellular did not have deposits with TDS applicable to this agreement. Interest income from such deposits was $16,000 in 2005.

        TDS made a $2.9 million capital contribution to U.S. Cellular in 2005 to allocate certain income tax credits taken on the 2004 TDS consolidated income tax return.

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and the Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.6 million in 2007, $6.9 million in 2006 and $4.7 million in 2005.

        The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions as such term is defined by the rules of the American Stock Exchange.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

        This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report to Shareholders contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

  •
  Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

  •
  A failure by U.S. Cellular's service offerings to meet customer expectations could limit U.S. Cellular's ability to attract and retain customers and could have an adverse effect on U.S. Cellular's operations.

  •
  U.S. Cellular's system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

  •
  An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular's business, financial condition or results of operations. Such agreements cover traditional voice services as well as data services, which are an area of strong growth for U.S. Cellular and other carriers. U.S. Cellular's rate of adoption of new technologies, such as those enabling high-speed data services, could affect its ability to enter into or maintain roaming agreements with other carriers.

  •
  Changes in access to content for data or video services or access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  A failure by U.S. Cellular's business to acquire adequate radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

  •
  U.S. Cellular is currently participating and, to the extent conducted by the FCC, likely to participate in FCC auctions of additional spectrum in the future and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

  •
  An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

  •
  Consolidation in the telecommunications industry could adversely affect U.S. Cellular's revenues and increase its costs of doing business.

  •
  Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations. These factors include, but are not limited to demand for or usage of services; the pricing of services; the overall size and growth rate of U.S. Cellular's customer base; average revenue per unit; penetration rates; churn rates; selling expenses; net

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

    customer acquisition and retention costs; roaming rates; minutes of use; the mix of products and services offered by U.S. Cellular and purchased by customers; and the costs of providing products and services.

  •
  Advances or changes in telecommunications technology, such as Voice over Internet Protocol, WiMAX or Long-Term Evolution (LTE) could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

  •
  Changes in U.S. Cellular's enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of U.S. Cellular's license costs, goodwill, customer lists and/or physical assets.

  •
  Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents and dealers who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents and dealers are seriously harmed, its revenues could be adversely affected.

  •
  U.S. Cellular's investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

  •
  A failure by U.S. Cellular to complete significant network construction and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

  •
  Financial difficulties of U.S. Cellular's key suppliers or vendors, or termination or impairment of U.S. Cellular's relationships with such suppliers or vendors, could result in a delay or termination of U.S. Cellular's receipt of equipment, services or content which could adversely affect U.S. Cellular's business and results of operations.

  •
  U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's results of operations or financial condition.

  •
  War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

  •
  Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

  •
  Restatements of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect U.S. Cellular's listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of U.S. Cellular's publicly traded equity and/or debt and/or U.S. Cellular's business, financial condition or results of operations.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

  •
  The pending SEC investigation regarding the restatement of U.S. Cellular's financial statements could result in substantial expenses, and could result in monetary or other penalties.

  •
  Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular's financial condition or results of operations.

  •
  A failure to successfully remediate the existing material weakness in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  Early redemptions of debt or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular's Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

  •
  An increase of U.S. Cellular's debt in the future could subject U.S. Cellular to various restrictions and higher interest costs and decrease its cash flows and earnings.

  •
  Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development and acquisition programs.

  •
  Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any regulatory requirements could adversely affect U.S. Cellular's financial condition, results of operations or ability to do business.

  •
  Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

  •
  Settlements, judgments, restraints on its current or future manner of doing business or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's financial condition, results of operations or ability to do business.

  •
  The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

  •
  There are potential conflicts of interests between TDS and U.S. Cellular.

  •
  Certain matters, such as control by TDS and provisions in the U.S. Cellular restated certificate of incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

  •
  Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

        You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2007. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

MARKET RISK

Long-Term Debt

        At December 31, 2007, the majority of U.S. Cellular's debt is in the form of long-term, fixed-rate notes with original maturities ranging up to 30 years. Fluctuations in market interest rates can lead to fluctuations in the fair values of these fixed-rate notes.

        The following table presents the scheduled principal payments on long-tem debt and the related weighted-average interest rates by maturity dates at December 31, 2007:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(1)
2008	$—	0.0%
2009	10.0	9.0%
2010	—	0.0%
2011	—	0.0%
2012	—	0.0%
After 5 Years	992.3	7.2%

Total	$1,002.3	7.3%

    (1)
    Represents the weighted-average interest rates at December 31, 2007 for debt maturing in the respective periods.

        At December 31, 2007 and 2006, the estimated fair value of long-term debt was $888.8 million and $1,005.3 million, respectively, and the average interest rate on this debt was 7.3% and 7.3%, respectively. The fair value was estimated using market prices for the 8.75% senior notes, 7.5% senior notes and 6.7% senior notes and discounted cash flow analysis for the remaining debt.

        At December 31, 2006, U.S. Cellular long-term debt included forward contracts consisting of variable rate debt. The estimated fair value and carrying value of the forward contracts was $159.9 million and the average interest rate was 5.9%. The fair value of the forward contracts approximated the carrying value due to the frequent repricing of these variable rate instruments. These contracts required quarterly interest payments at the LIBOR rate plus 50 basis points (the three-month LIBOR rate was 5.36% at December 31, 2006). The forward contracts matured in May 2007. See Note 14—Long-term Debt and Forward Contracts and Note 15—Financial Instruments and Derivatives of the Notes to Consolidated Financial Statements for additional information regarding the forward contracts.

Marketable Equity Securities and Derivatives

        U.S. Cellular holds or previously held available-for-sale marketable equity securities, which resulted from the sale of non-strategic investments. The market value of these investments aggregated $16.4 million at December 31, 2007 and $253.9 million at December 31, 2006. U.S. Cellular's cumulative net unrealized holding gain, net of tax, included in Accumulated other comprehensive income totaled $10.1 million and $77.5 million as of December 31, 2007 and 2006, respectively.

        At December 31, 2007 and 2006, U.S. Cellular owned 370,882 Common Shares of Rural Cellular Corporation ("RCCC"). On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

        At December 31, 2006, a subsidiary of U.S. Cellular owned Vodafone ADRs. This U.S. Cellular subsidiary had a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. U.S. Cellular provided guarantees to the counterparties which provided assurance to the counterparties that all principal and interest amounts would be paid by its subsidiary when due. The economic hedge risk management objective of the forward contracts was to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit was hedged at or above the cost basis of the securities.

        Under the terms of the forward contracts, U.S. Cellular's subsidiary owned the contracted shares and received dividends paid on such contracted shares. The forward contracts, at U.S. Cellular's option, could have been settled in shares of the respective security or in cash, pursuant to formulas that "collared" the price of the shares. The collars effectively limited downside risk and upside potential on the contracted shares. The collars were typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increased, the collar's upside potential was typically reduced. If the dividend decreased, the collar's upside potential was typically increased.

        The forward contracts related to the Vodafone ADRs matured in May 2007. U.S. Cellular settled the forward contracts by electing to deliver Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. Since shares were delivered in the settlement of the forward contract, U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of shares.

        Deferred income taxes have been provided for the difference between the fair value basis and the income tax basis of the marketable equity securities and derivatives. Deferred tax assets and liabilities at December 31, 2007 and 2006 are summarized below.

	2007			2006
(Dollars in millions)
	Current	NonCurrent	Total	Current	NonCurrent	Total
Deferred Tax Assets
Derivative liability	$—	$—	$—	$32.6	$—	$32.6
Deferred Tax Liabilities
Marketable equity securities	$5.5	$—	$5.5	$67.9	$1.3	$69.2

        The following analysis presents the hypothetical change in the fair value of U.S. Cellular's marketable equity securities and derivative instruments at December 31, 2007 and 2006, using the Black-Scholes model and assuming hypothetical price fluctuations of plus and minus 10%, 20% and 30%.

		Valuation of investments assuming indicated increase
(Dollars in millions)	December 31, 2007 Fair Value
		+10%	+20%	+30%
Marketable Equity Securities	$16.4	$18.0	$19.7	$21.3

		Valuation of investments assuming indicated decrease
(Dollars in millions)	December 31, 2007 Fair Value
		-10%	-20%	-30%
Marketable Equity Securities	$16.4	$14.8	$13.1	$11.5

United States Cellular Corporation and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations

		Valuation of investments assuming indicated increase
Asset (Liability)	December 31, 2006 Fair Value
		+10%	+20%	+30%
(Dollars in millions)
Marketable Equity Securities	$253.9	$279.3	$304.7	$330.1
Derivative Instruments(1)	$(88.8)	$(114.6)	$(139.4)	$(164.3)

		Valuation of investments assuming indicated decrease
(Dollars in millions)	December 31, 2006 Fair Value
		-10%	-20%	-30%
Marketable Equity Securities	$253.9	$228.5	$203.1	$177.7
Derivative Instruments(1)	$(88.8)	$(64.8)	$(40.1)	$(15.8)

(1)
Represents the fair value of the derivative instrument assuming the indicated increase or decrease in the underlying securities.

        The table above presents hypothetical information as required by SEC rules. U.S. Cellular has no intention at this time of selling the marketable equity securities that it held at December 31, 2007, except as follows. The marketable equity securities held at December 31, 2007 represented 370,882 common shares of Rural Cellular Corporation ("RCCC"). On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase all of the outstanding shares of RCCC for $45 per share in cash. The transaction is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

Common Share Repurchase Program

        At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007. See Liquidity and Capital Resources—Common Share Repurchase Program for details regarding U.S. Cellular's repurchase of its Common Shares.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31,	2007	2006	2005
(Dollars and shares in thousands, except per share amounts)
Operating Revenues
Service	$3,679,237	$3,214,410	$2,827,022
Equipment sales	267,027	258,745	203,743

Total Operating Revenues	3,946,264	3,473,155	3,030,765
Operating Expenses
System operations (excluding Depreciation shown separately below)	717,075	639,683	604,093
Cost of equipment sold	640,225	568,903	511,939
Selling, general and administrative (including charges from affiliates of $121.8 million, $108.9 million and $87.0 million for the years ended December 31, 2007, 2006 and 2005)	1,555,639	1,399,561	1,217,709
Depreciation, amortization and accretion	582,269	555,525	490,093
(Gain) loss on asset disposals/exchanges	54,857	19,587	(24,266)

Total Operating Expenses	3,550,065	3,183,259	2,799,568
Operating Income	396,199	289,896	231,197
Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	90,033	93,119	66,719
Interest and dividend income	13,059	16,537	9,723
Fair value adjustment of derivative instruments	(5,388)	(63,022)	44,977
Gain (loss) on investments	137,987	70,427	(6,203)
Interest expense	(84,679)	(93,674)	(84,867)
Other, net	(710)	(145)	(199)

Total Investment and Other Income (Expense)	150,302	23,242	30,150

Income Before Income Taxes and Minority Interest	546,501	313,138	261,347
Income tax expense	216,711	120,604	95,856

Income Before Minority Interest	329,790	192,534	165,491
Minority share of income	(15,056)	(13,044)	(10,540)

Net Income	$314,734	$179,490	$154,951

Basic Weighted Average Shares Outstanding	87,730	87,346	86,775
Basic Earnings per Share	$3.59	$2.05	$1.79
Diluted Weighted Average Shares Outstanding	88,481	88,109	87,464
Diluted Earnings per Share	$3.56	$2.04	$1.77

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$314,734	$179,490	$154,951
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities:
Depreciation, amortization and accretion	582,269	555,525	490,093
Bad debts expense	66,923	62,030	37,857
Stock-based compensation expense	14,681	20,053	6,193
Deferred income taxes, net	(26,503)	(32,946)	73,689
Equity in earnings of unconsolidated entities	(90,033)	(93,119)	(66,719)
Distributions from unconsolidated entities	86,873	77,835	52,112
Minority share of income	15,056	13,044	10,540
Unrealized fair value adjustment of derivative instruments	5,388	63,022	(44,977)
(Gain) loss on asset disposals/exchanges	54,857	19,587	(24,266)
(Gain) loss on investments	(137,987)	(70,427)	6,203
Noncash interest expense	1,776	1,780	1,780
Other noncash expense	(538)	—	—
Other operating activities	(5,000)	244	—
Excess tax benefit from exercise of stock awards	(11,718)	(2,481)	—
Changes in assets and liabilities from operations:
Change in accounts receivable	(98,634)	(95,649)	(78,209)
Change in inventory	16,312	(24,180)	(15,571)
Change in accounts payable—trade	10,969	(6,072)	38,453
Change in accounts payable—affiliate	(5,049)	6,329	1,925
Change in customer deposits and deferred revenues	19,935	11,375	7,618
Change in accrued taxes	36,051	2,213	(33,211)
Change in other assets and liabilities	12,716	13,415	11,698

	863,078	701,068	630,159
Cash Flows from Investing Activities
Additions to property, plant and equipment	(565,495)	(579,785)	(576,525)
Cash received from divestitures	4,277	101,583	551
Cash paid for acquisitions	(21,478)	(145,908)	(188,571)
Proceeds from sale of investments	4,301	—	—
Proceeds from return of investments	—	28,650	—
Other investing activities	(1,086)	(729)	(2,249)

	(579,481)	(596,189)	(766,794)
Cash Flows from Financing Activities
Issuance of notes payable	25,000	415,000	510,000
Repayment of notes payable	(60,000)	(515,000)	(405,000)
Common shares repurchased	(87,902)	—	—
Common shares reissued	10,073	15,909	23,345
Excess tax benefit from exercise of stock awards	11,718	2,481	—
Distributions to minority partners	(10,866)	(19,360)	(3,573)
Other financing activities	1	—	(196)

	(111,976)	(100,970)	124,576
Net Increase (Decrease) in Cash and Cash Equivalents	171,621	3,909	(12,059)
Cash and Cash Equivalents
Beginning of year	32,912	29,003	41,062

End of year	$204,533	$32,912	$29,003

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Assets

December 31,	2007	2006
(Dollars in thousands)
Current Assets
Cash and cash equivalents	$204,533	$32,912
Accounts receivable
Customers, less allowances of $12,305 and $12,027, respectively	327,076	305,475
Roaming	35,412	30,396
Affiliated	12,857	—
Other, less allowances of $112 and $989, respectively	60,152	71,567
Marketable equity securities	16,352	249,039
Inventory	100,990	117,189
Prepaid expenses	41,588	34,955
Net deferred tax assets	18,566	—
Other current assets	16,227	13,385

	833,753	854,918
Investments
Licenses	1,482,446	1,494,327
Goodwill	491,316	485,452
Customer lists, net of accumulated amortization of $80,492 and $68,110, respectively	15,375	26,196
Marketable equity securities	—	4,873
Investments in unconsolidated entities	157,693	150,325
Notes and interest receivable—long-term	4,422	4,541

	2,151,252	2,165,714
Property, Plant and Equipment
In service and under construction	5,409,115	5,120,994
Less accumulated depreciation	2,814,019	2,492,146

	2,595,096	2,628,848
Other Assets and Deferred Charges	31,773	31,136
Total Assets	$5,611,874	$5,680,616

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Balance Sheets—Liabilities and Shareholders' Equity

December 31,	2007	2006
(Dollars in thousands)
Current Liabilities
Notes payable	$—	$35,000
Prepaid forward contracts	—	159,856
Accounts payable
Affiliated	8,519	13,568
Trade	252,272	241,303
Customer deposits and deferred revenues	143,445	123,344
Accrued taxes	43,105	26,913
Derivative liability	—	88,840
Net deferred income tax liability	—	26,326
Accrued compensation	59,224	47,842
Other current liabilities	97,678	93,718

	604,243	856,710
Deferred Liabilities and Credits
Net deferred income tax liability	554,412	601,535
Asset retirement obligation	126,844	127,639
Other deferred liabilities and credits	84,530	62,914

	765,786	792,088
Long-Term Debt
Long-term debt	1,002,293	1,001,839
Commitments and Contingencies
Minority Interest	43,396	36,700
Common Shareholders' Equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,685 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,316,042	1,290,829
Treasury Shares, at cost, 455,287 and 329,934 shares, respectively	(41,094)	(14,462)
Accumulated other comprehensive income	10,134	80,382
Retained earnings	1,823,022	1,548,478

	3,196,156	2,993,279
Total Liabilities and Shareholders' Equity	$5,611,874	$5,680,616

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Consolidated Statements of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2004	$55,046	$33,006	$1,305,249	$(99,627)		$80,405	$1,214,037
Add (Deduct)
Employee benefit plans	—	—	(24,477)	52,539		—	—
Net income	—	—	—	—	$154,951	—	154,951
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	3	3	—
Marketable equity securities	—	—	—	—	(36,286)	(36,286)	—

Comprehensive income	—	—	—	—	$118,668	—	—

Repurchase of Common Shares	—	—	2,290	—		—	—
Other	—	—	3,902	—		—	—

Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988
Add (Deduct)
Employee benefit plans	—	—	(9,001)	32,530		—	—
Net income	—	—	—	—	$179,490	—	179,490
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	2	2	—
Marketable equity securities	—	—	—	—	36,258	36,258	—

Comprehensive income	—	—	—	—	$215,750	—	—

Stock-based compensation awards	—	—	15,521	96		—	—
Tax benefit from Stock award exercises	—	—	1,454	—		—	—
Other	—	—	(4,109)	—		—	—

Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478
Add (Deduct)
Employee benefit plans	—	—	(1,044)	54,679			(38,850)
Net income	—	—	—	—	$314,734		314,734
Other comprehensive income:
Net unrealized gain (loss) on:
Derivative instrument	—	—	—	—	(2,837)	(2,837)	—
Marketable equity securities	—	—	—	—	(67,411)	(67,411)	—

Comprehensive income	—	—	—	—	$244,486	—	—

Stock-based compensation awards	—	—	13,701	—		—	—
Tax benefit from Stock award exercises	—	—	11,085	—		—	—
Repurchase of Common Shares	—	—	(6,484)	(81,418)		—	—
Application of FIN 48	—	—	—	—		—	(1,340)
Other	—	—	7,955	107		—	—

Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 80.8%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

        U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2007, U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 260 wireless markets and served 6.1 million customers in 26 states. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

        The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity's expected gains or losses. All material intercompany accounts and transactions have been eliminated.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the 2007 financial statement presentation. These reclassifications did not affect consolidated net income, assets, liabilities, or shareholders' equity for the years presented.

Business Combinations

        U.S. Cellular uses the purchase method of accounting for business combinations and, therefore, costs of acquisitions include the value of the consideration given and all related direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for revenue, contingencies and commitments, goodwill and indefinite-lived intangible assets, asset retirement obligations, derivatives, depreciation, amortization and accretion, allowance for doubtful accounts, stock-based compensation and income taxes.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

        Outstanding checks totaled $10.0 million and $17.2 million at December 31, 2007 and 2006, respectively, and are classified as Accounts payable-Trade in the Consolidated Balance Sheets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

        The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectibility. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectibility depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

        The changes in the allowance for doubtful accounts during the years ended December 31, 2007, 2006 and 2005, were as follows:

(Dollars in thousands)	2007	2006	2005
Beginning Balance	$13,016	$11,410	$10,820
Additions, net of recoveries	66,923	62,030	37,857
Deductions	(67,522)	(60,424)	(37,267)

Ending Balance	$12,417	$13,016	$11,410

Inventory

        Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

Marketable Equity Securities

        Marketable equity securities are classified as available-for-sale and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income, net of tax. Realized gains and losses recognized at the time of sale are determined on the basis of specific identification.

        The market values of marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a non-operating loss in the Consolidated Statements of Operations.

        Factors that management considers in determining whether a decrease in the market value of its marketable equity securities is an other than temporary decline include: whether there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer of the security; how long and how much the market value of the security has been below its accounting cost basis; and whether U.S. Cellular has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to the accounting cost basis.

        U.S. Cellular used derivative financial instruments to reduce risks related to fluctuations in market price of its Vodafone Group Plc ("Vodafone") marketable equity securities. At December 31, 2006, U.S. Cellular had variable prepaid forward contracts ("forward contracts") in place with respect to all of its Vodafone marketable equity securities for this purpose. These forward contracts matured in 2007. A

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

substantial majority of the related Vodafone marketable equity securities were delivered upon settlement of the forward contracts upon maturity. The remainder of the Vodafone marketable equity securities was sold. At December 31, 2007, U.S. Cellular did not have any forward contracts related to its marketable equity securities.

Derivative Financial Instruments

        As indicated above, U.S. Cellular used derivative financial instruments in the form of variable prepaid forward contracts to reduce risks related to fluctuations in the market price of its Vodafone marketable equity securities. U.S. Cellular does not hold or issue derivative financial instruments for trading purposes.

        U.S. Cellular recognized all of the forward contracts as either assets or liabilities in the Consolidated Balance Sheets and measured those instruments at their fair values. U.S. Cellular originally designated the embedded collars within the forward contracts as cash flow hedges of its Vodafone marketable equity securities. Accordingly, all changes in the fair value of the embedded collars were recorded in Other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars in September 2002, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the termination or settlement of the terms of the collars have been included in the Consolidated Statements of Operations.

Licenses

        Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses.

        U.S. Cellular accounts for wireless licenses in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

        U.S. Cellular has determined that licenses are intangible assets with indefinite useful lives, based on the following factors:

  •
  Radio spectrum is not a depleting asset.

  •
  The ability to use radio spectrum is not limited to any one technology.

  •
  U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

  •
  U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. From the inception of U.S. Cellular to date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

Goodwill

        U.S. Cellular has goodwill as a result of its acquisitions of licenses and wireless markets. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets, and liabilities assumed.

Impairment of Intangible Assets

        Licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year.

        The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

        The fair value of an intangible asset or reporting unit is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue, or a similar performance measure. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

        U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2007, 2006 and 2005, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic service areas.

        For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the selection of a discount rate, estimated future cash flows, projected capital expenditures, and selection of terminal value multiples.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of impairment testing of licenses in 2007, 2006 and 2005, U.S. Cellular combined its FCC licenses into eleven, eleven and five units of accounting, respectively, pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Assets ("EITF 02-7") and SFAS 142. In 2007 and 2006, six such units of accounting represent geographic groupings of licenses which, because they are currently undeveloped and not expected to generate cash flows from operating activities in the foreseeable future, are considered separate units of accounting for purposes of impairment.

        For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting which consist of developed licenses using an excess earnings methodology. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of undeveloped licenses, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions.

Investments in Unconsolidated Entities

        Investments in unconsolidated entities consist of investments in which U.S. Cellular holds a non-controlling ownership interest of less than 50%. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

        For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

        U.S. Cellular's property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses and estimated costs to remove the assets.

        Renewals and betterments of units of property are recorded as additions to plant in service. Retirements of units of property are recorded by removing the original cost of the property (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

        Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use and amortized over a three to seven-year period, starting when each new system is placed in service.

Depreciation

        Depreciation is provided using the straight-line method over the estimated useful life of the assets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended.

Impairment of Long-lived Assets

        U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the asset is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

        The fair value of a tangible long-lived asset is the amount at which that asset could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique with which to estimate the fair value of the asset. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

Other Assets and Deferred Charges

        Other assets and deferred charges primarily represent legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for Deferred Charges included in the Consolidated Balance Sheets at December 31, 2007 and 2006, are shown net of accumulated amortization of $10.9 million and $7.7 million, respectively.

Asset Retirement Obligation

        U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

Treasury Shares

        Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of shareholders' equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

first-in, first-out cost method. The difference between the cost of the treasury shares and the reissuance price is included in additional paid-in capital or retained earnings.

Revenue Recognition

        Revenues from wireless operations primarily consist of:

  •
  Charges for access, airtime, roaming, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers.

  •
  Charges to carriers whose customers use U.S. Cellular's systems when roaming.

  •
  Charges for long-distance calls made on U.S. Cellular's systems.

  •
  Sales of equipment and accessories.

  •
  Amounts received from the universal service fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

        Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate. Sales of equipment and accessories represent a separate earnings process. Revenues from sales of equipment and accessories are recognized upon delivery to the customer. ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

        In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. In most cases, the agents receive rebates from U.S. Cellular at the time the agents activate new customers for U.S. Cellular service or retain existing customers. U.S. Cellular accounts for the discount on sales of handsets to agents in accordance with EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). This standard requires that revenue be reduced by the anticipated rebate to be paid to the agent at the time the agent purchases the handset rather than at the time the agent enrolls a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to retail customers who purchase new handsets; in accordance with EITF 01-9, the revenue from a handset sale which includes such a rebate is recorded net of the anticipated rebate.

        Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average customer service period. U.S. Cellular defers recognition of a portion of commission expenses related to customer activation in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from customer activations to direct incremental costs associated with such activations within each reporting period.

        Under EITF Issue 00-21, Accounting for Multiple Element Arrangements ("EITF 00-21"), the activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

Amounts Collected from Customers and Remitted to Governmental Authorities

        U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $131.2 million, $82.0 million and $72.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in amounts recorded gross in revenues during 2007 reflected significant growth in the billed revenues upon which the taxes are based as well as an increase in the safe harbor factor prescribed by the FCC that is used to determine the portion of billed revenues that is subject to the federal universal service fund charge.

Advertising Costs

        U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $229.2 million, $208.6 million and $188.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

        U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax payable balance with TDS of $7.7 million and $3.7 million as of December 31, 2007 and 2006, respectively.

        Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. Under FIN 48, U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS No. 5, Accounting for Contingencies ("SFAS 5").

Stock-Based Compensation

        U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. These plans are described more fully in Note 19—Stock-Based Compensation. Prior to January 1, 2006, U.S. Cellular accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations,

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Total stock-based employee compensation cost recognized in the Consolidated Statements of Operations under APB 25 was $6.2 million for the year ended December 31, 2005, primarily for restricted stock unit and deferred compensation stock unit awards. No compensation cost was recognized in the Consolidated Statements of Operations under APB 25 for stock option awards for the year ended December 31, 2005. The employee stock purchase plans qualified as non-compensatory plans under APB 25; therefore, no compensation cost was recognized for these plans during the year ended December 31, 2005.

        Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under the modified prospective transition method, compensation costs recognized in 2006 and 2007 include: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

        Under SFAS 123(R), the long-term incentive plan and the employee stock purchase plan are considered compensatory plans; therefore, recognition of compensation cost for grants made under these plans is required.

        Upon adoption of SFAS 123(R), U.S. Cellular elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which it previously used for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized in 2006 and 2007 has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience is the best estimate of future expected life. In U.S. Cellular's pro forma information required under SFAS 123, U.S. Cellular also reduced stock-based compensation cost for estimated forfeitures. The expected life assumption was determined based on U.S. Cellular's historical experience. For purposes of both SFAS 123 and SFAS 123(R), the expected volatility assumption was based on the historical volatility of U.S. Cellular's common stock. The dividend yield assumption was zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the stock options.

        Compensation cost for stock option awards granted after January 1, 2006, is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method). This same attribution method was used by U.S. Cellular for purposes of its pro forma disclosures under SFAS 123.

        Certain employees were eligible for retirement at the time that compensatory stock options and restricted stock units were granted to them. Under the terms of the U.S. Cellular stock option and restricted stock unit agreements, stock options and restricted stock units granted to retirement-eligible employees will vest fully upon their retirement if the employees have reached the age of 65. Prior to the adoption of SFAS 123(R), U.S. Cellular used the "nominal vesting method" to recognize the pro forma

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

stock-based compensation cost related to stock options and restricted stock units awarded to retirement-eligible employees. This method does not take into account the effect of early vesting due to the retirement of eligible employees. Upon adoption of SFAS 123(R), U.S. Cellular adopted the "non-substantive vesting method", which requires recognition of the cost of stock options and restricted stock units granted to retirement-eligible employees over the period from the date of grant to the date such employees reach age 65. If the non-substantive vesting method had been applied in prior periods, the effect on previously disclosed pro forma stock-based compensation cost would not have been material.

Pension Plan

        U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $8.6 million, $7.8 million and $6.9 million in 2007, 2006 and 2005, respectively.

Operating Leases

        U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13 and related pronouncements.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in U.S. GAAP. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, to exclude leasing transactions from the scope of SFAS 157. In February 2008, the FASB also issued FSP FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 and does not anticipate any material impact on its financial position or results of operations. U.S. Cellular has not yet adopted SFAS 157 for its nonfinancial assets and liabilities. U.S. Cellular is currently reviewing the adoption requirements related to its nonfinancial assets and liabilities and has not yet determined the impact, if any, on its financial position or results of operations.

        In September 2006, the FASB ratified EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider ("EITF 06-1"). This guidance requires the application of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer ("EITF 01-9"), when consideration is

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

given to a reseller or manufacturer to benefit the service provider's end customer. EITF 01-9 requires that the consideration given be recorded as a liability at the time of the sale of the equipment and also provides guidance for the classification of the expense. U.S. Cellular adopted EITF 06-1 effective January 1, 2008 with no material impact on its financial position or results of operations.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. U.S. Cellular did not elect the fair value option on January 1, 2008 for any of its eligible financial assets and financial liabilities.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces FASB Statement No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method, a method that requires the acquirer to measure and recognize the acquiree on an entire entity basis and recognize the assets acquired and liabilities assumed at their fair values as of the date of acquisition. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, such that amendments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). U.S. Cellular is currently reviewing the requirements of SFAS 141(R) and has not yet determined the impact, if any, on its financial position or results of operations.

        In December 2007, the FASB issued SFAS No.160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. It also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions. SFAS 160 is effective on a prospective basis for U.S. Cellular's 2009 financial statements, except for the presentation and disclosure requirements, which will be applied retrospectively. U.S. Cellular is currently reviewing the requirements of SFAS 160 and has not yet determined the impact on its financial position or results of operations.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2    GAIN (LOSS) ON INVESTMENTS

        The following table summarizes the components of Gain (loss) on investments included in Investment and Other Income (Expense) in the Consolidated Statements of Operations.

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Gain on sale of investments in unconsolidated entities	$6,301	$70,427	$551
Impairment of investments in unconsolidated entities	—	—	(6,754)
Gain on settlement of variable prepaid forward contracts and sale of remaining shares	131,686	—	—

	$137,987	$70,427	$(6,203)

        During 2007, the gain on settlement of variable prepaid forward contracts and sales of remaining shares resulted from settlement of variable prepaid forward contracts related to the Vodafone American Depositary Receipts ("ADRs") and the disposition of the remaining ADRs. See Note 9—Marketable Equity Securities, and Note 14—Long-term Debt and Forward Contracts, for additional information on these Vodafone ADRs and related forward contracts.

        On October 3, 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, LLC ("Midwest Wireless") and recorded a gain of $70.4 million. An additional gain of $6.3 million was recorded in 2007 in connection with the release of certain proceeds held in escrow at the time of sale. See Note 6—Acquisitions, Divestitures and Exchanges for more information on the disposition of Midwest Wireless.

        In 2005, U.S. Cellular finalized the working capital adjustment related to the sale of certain wireless interests to ALLTEL Corporation ("ALLTEL") on November 30, 2004. The working capital adjustment increased the total gain on investment from this transaction by $0.6 million. Also in 2005, U.S. Cellular reduced the carrying value of one of its equity method investments by $6.8 million to its underlying equity value based on a cash flow analysis.

NOTE 3    GAIN ON SALE OF ACCOUNTS RECEIVABLE

        In December 2006, U.S. Cellular entered into an agreement to sell $226.0 million face amount of accounts receivable written off in previous periods; the proceeds from the sale were $5.9 million. The agreement transferred all rights, title, and interest in the account balances, along with the right to collect all amounts due, to the buyer. The sale was subject to a 180-day period in which the buyer was entitled to request a refund for any unenforceable accounts. The transaction was recognized as a sale during the fourth quarter of 2006 in accordance with the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with the gain deferred until expiration of the recourse period. During the second quarter of 2007, U.S. Cellular recognized a gain of $5.0 million, net of refunds for unenforceable accounts. The gain is included in Selling, general and administrative expense in the Consolidated Statements of Operations. All expenses related to the transaction were recognized in the period incurred.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES

        Income tax expense (benefit) charged to Income Before Income Taxes and Minority Interest is summarized as follows:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Current
Federal	$223,952	$137,793	$16,817
State	19,262	15,756	5,350
Deferred
Federal	(31,775)	(39,578)	75,116
State	5,272	6,633	(1,427)

Total income tax expense	$216,711	$120,604	$95,856

        A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2007		2006		2005
Year Ended December 31,
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense	$191.3	35.0%	$109.6	35.0%	$91.5	35.0%
State income taxes, net of federal benefit	18.4	3.4	14.2	4.5	7.5	2.8
Effects of minority share of income excluded from consolidated federal income tax return(1)	2.1	0.4	(3.9)	(1.2)	(3.1)	(1.1)
Effects of gains (losses) on investments, sales of assets and impairment of assets	—	—	—	—	0.7	0.3
Resolution of prior period tax issues	0.7	0.1	(0.1)	—	0.9	0.3
Other	4.2	0.8	0.8	0.2	(1.6)	(0.6)

Effective income tax expense	$216.7	39.7%	$120.6	38.5%	$95.9	36.7%

(1)
Minority share of income includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

        U.S. Cellular's current net deferred tax assets totaled $18.6 million at December 31, 2007. The 2007 current net deferred tax asset primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables. U.S. Cellular's current net deferred tax liability totaled $26.3 million at December 31, 2006. The 2006 current net deferred tax liability primarily represents the deferred taxes on the current portion of marketable equity securities.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES (Continued)

        U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2007 and 2006 and the temporary differences that gave rise to them are as follows:

December 31,	2007	2006
(Dollars in thousands)
Deferred Tax Assets
Net operating loss carryforward ("NOL")	$30,126	$31,891
Other	32,647	3,602

	62,773	35,493
Less valuation allowance	(22,874)	(17,274)

Total Deferred Tax Assets	39,899	18,219

Deferred Tax Liabilities
Licenses/Intangibles	286,965	256,471
Property, plant and equipment	216,583	258,268
Partnership investments	85,498	103,740
Other	5,265	1,275

Total Deferred Tax Liabilities	594,311	619,754

Net Deferred Income Tax Liability	$554,412	$601,535

        At December 31, 2007, U.S. Cellular and certain subsidiaries had $546 million of state NOL carryforwards (generating a $25.6 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2008 and 2027. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.6 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2008 and 2027. A valuation allowance totaling $22.9 million was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

        Effective January 1, 2007, U.S. Cellular adopted FIN 48. In accordance with FIN 48, U.S. Cellular recognized a cumulative effect adjustment of $1.3 million, increasing its liability for unrecognized tax benefits, interest, and penalties and reducing the January 1, 2007 balance of Retained earnings.

        At January 1, 2007, U.S. Cellular had $25.8 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $19.3 million ($12.6 million, net of the federal benefit from state income taxes). At December 31, 2007, U.S. Cellular had $33.9 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $16.1 million, net of the federal benefit from state income taxes.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4    INCOME TAXES (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)
Balance at January 1, 2007	$25,751
Additions related to tax positions of current year	6,213
Additions for tax positions of prior years	2,793
Reductions for tax positions of prior years	(491)
Reductions for settlements of tax positions	(117)
Reductions for lapses in statutes of limitations	(259)

Balance at December 31, 2007	$33,890

        Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the December 31, 2007 Balance Sheet.

        As of December 31, 2007, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could change in the next twelve months. The nature of the uncertainty relates to the exclusion of certain transactions from state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It is anticipated that these events could reduce unrecognized tax benefits in the range of $0.5 million to $3.4 million.

        U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. This amount totaled $2.6 million for the year ended December 31, 2007. Accrued interest and penalties were $6.2 million and $8.8 million at January 1, 2007 and December 31, 2007, respectively.

        U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. With few exceptions, U.S. Cellular is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2002. TDS' consolidated federal income tax returns for the years 2002 - 2005, which include U.S. Cellular, are currently under examination by the Internal Revenue Service. Also, certain of U.S. Cellular's state income tax returns are under examination by various state taxing authorities.

NOTE 5    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 5    EARNINGS PER SHARE (Continued)

        The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares is as follows:

Year Ended December 31,	2007	2006	2005
(Dollars and shares in thousands, except per share amounts)
Net income	$314,734	$179,490	$154,951

Weighted average number of shares used in basic earnings per share	87,730	87,346	86,775
Effect of Dilutive Securities:
Stock options(1)	569	633	445
Restricted stock units	182	130	244

Weighted average number of shares used in diluted earnings per share	88,481	88,109	87,464

Basic Earnings per Share	$3.59	$2.05	$1.79

Diluted Earnings per Share	$3.56	$2.04	$1.77

(1)
Stock options exercisable for 2,506 Common Shares in 2007, 188,749 Common Shares in 2006 and 171,117 Common Shares in 2005 were not included in computing diluted earnings per share because their effects were antidilutive.

        The 2007 weighted average number of shares used in computing diluted earnings per share does not include the impact of the unsettled accelerated share repurchases at December 31, 2007 since such impact is antidilutive. See Note 18—Common Shareholders' Equity for details of the 2007 accelerated share repurchases.

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES

        U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

2007 Activity

Transactions Pending as of December 31, 2007:

        On December 3, 2007, U.S. Cellular entered into an agreement to acquire six 12 megahertz C block lower 700 megahertz licenses in Maine for $5.0 million in cash. This transaction is expected to close in 2008.

        On November 30, 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel which calls for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of four states (Oklahoma, West Virginia, Maryland and Iowa), and in exchange for U.S. Cellular to deliver PCS spectrum in eight licenses covering portions of Illinois. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its key markets. Six of the licenses which U.S. Cellular will receive will add spectrum in areas where U.S. Cellular currently provides service and two of the licenses are in areas that will provide incremental population of approximately 88,000. The eight licenses which U.S. Cellular will deliver are in areas where U.S. Cellular currently provides service and has what it considers an excess of spectrum (i.e., it has more spectrum than is expected to be needed to continue to provide high quality

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

service). No cash, customers, network assets or other assets or liabilities will be included in the exchange, which is expected to be completed during the first half of 2008. As a result of this exchange transaction, U.S. Cellular recognized a pre-tax loss on exchange of assets of $20.8 million during 2007.

Transactions Completed as of December 31, 2007:

        On December 3, 2007, U.S. Cellular acquired a 12 megahertz C block lower 700 megahertz license in Kansas for $3.2 million in cash.

        On February 1, 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC ("Iowa 15") and obtained the 25 megahertz FCC cellular license to provide wireless service in Iowa Rural Service Area ("RSA") 15 for approximately $18.3 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million is deductible for income tax purposes.

        In aggregate, the 2007 acquisitions, divestitures and exchanges increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

        U.S. Cellular is a limited partner in Barat Wireless, L.P. ("Barat Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 66. Barat Wireless was qualified to receive a 25% bid credit available to "very small businesses", defined as businesses having annual gross revenues of less than $15 million. At the conclusion of the auction on September 18, 2006, Barat Wireless was the successful bidder with respect to 17 licenses for which it had bid $127.1 million, net of its bid credit. On April 30, 2007, the FCC granted Barat Wireless' applications with respect to the 17 licenses for which it was the successful bidder. These 17 license areas cover portions of 20 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Barat Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Barat Wireless and/or its general partner of $127.2 million, which are included in Licenses in the Consolidated Balance Sheets. Barat Wireless used the funding to pay the FCC an initial deposit of $79.9 million on July 14, 2006 to allow it to participate in Auction 66. On October 18, 2006, Barat Wireless paid the balance due at the conclusion of the auction for the licenses with respect to which Barat Wireless was the successful bidder; such amount totaled $47.2 million. For financial statement purposes, U.S. Cellular consolidates Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless, pursuant to the guidelines of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46(R)"), as U.S. Cellular anticipates benefiting from or absorbing a majority of Barat Wireless' expected gains or losses. Pending finalization of Barat Wireless' permanent financing plan, and upon request by Barat Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Barat Wireless and/or its general partner.

        In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC ("Midwest Wireless") was sold to ALLTEL Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash with respect to its interest in Midwest Wireless. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. During 2007, U.S. Cellular received $4.0 million of funds that were distributed from the escrow, plus interest of $0.3 million.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

On January 8, 2008, U.S. Cellular received a final distribution from the escrow of $6.3 million, plus interest of $0.5 million.

        In April 2006, U.S. Cellular purchased the remaining ownership interest in a Tennessee wireless market, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in licenses, goodwill and customer lists by $5.5 million, $4.1 million and $2.0 million, respectively. The $4.1 million of goodwill is not deductible for income tax purposes.

        In aggregate, the 2006 acquisitions, divestitures and exchanges increased licenses by $132.7 million, goodwill by $4.1 million and customer lists by $2.0 million.

2005 Activity

        On December 19, 2005, U.S. Cellular completed an exchange of certain wireless markets in Kansas, Nebraska and Idaho with a subsidiary of ALLTEL. Under the agreement, U.S. Cellular acquired fifteen Rural Service Area ("RSA") markets in Kansas and Nebraska with a fair value of $166.5 million in exchange for two RSA markets in Idaho with a net carrying value of $62.1 million and $57.1 million in cash, as adjusted. U.S. Cellular also capitalized $2.6 million of acquisition-related costs. In connection with the exchange, U.S. Cellular recorded a pre-tax gain of $44.7 million in 2005, which is included in (Gain) loss on asset disposals/exchanges in the Consolidated Statements of Operations. The gain represented the excess of the fair value of assets acquired and liabilities assumed over the sum of cash and net carrying value of assets and liabilities delivered in the exchange.

        U.S. Cellular is a limited partner in Carroll Wireless L.P. ("Carroll Wireless"), an entity which participated in the auction of wireless spectrum designated by the FCC as Auction 58. Carroll Wireless was qualified to bid on "closed licenses" that were available only to companies included under the FCC definition of "entrepreneurs," which are small businesses that have a limited amount of assets and revenues. In addition, Carroll Wireless bid on "open licenses" that were not subject to restriction. With respect to these licenses, however, Carroll Wireless was qualified to receive a 25% bid credit available to "very small businesses" which were defined as businesses having average annual gross revenues of less than $15 million. Carroll Wireless was a successful bidder for 16 licenses in Auction 58, which ended on February 15, 2005. The aggregate amount paid to the FCC for the 16 licenses was $129.7 million, net of the bid credit to which Carroll Wireless was entitled. These 16 licenses cover portions of 10 states and are in markets which are either adjacent to or overlap current U.S. Cellular licensed areas.

        Carroll Wireless is in the process of developing its long-term business and financing plans. As of December 31, 2007, U.S. Cellular had made capital contributions and advances to Carroll Wireless and/or its general partner of approximately $129.9 million; of this amount, $129.7 million is included in Licenses in the Consolidated Balance Sheets. For financial statement purposes, U.S. Cellular consolidates Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of Carroll Wireless' expected gains or losses. Pending finalization of Carroll Wireless' permanent financing plan, and upon request by Carroll Wireless, U.S. Cellular may agree to make additional capital contributions and advances to Carroll Wireless and/or its general partner. U.S. Cellular has approved additional funding of $1.4 million of which $0.1 million was provided to Carroll Wireless as of December 31, 2007.

        In the first quarter of 2005, U.S. Cellular adjusted the previously reported gain related to its sale to ALLTEL of certain wireless properties on November 30, 2004. The adjustment of the gain, which resulted from a working capital adjustment that was finalized in the first quarter of 2005, increased the total gain on the sale by $0.6 million to $38.6 million.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6    ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

        In addition, in 2005, U.S. Cellular purchased one new wireless market and certain minority interests in other wireless markets in which it already owned a controlling interest for $6.9 million in cash. As a result of these acquisitions, U.S. Cellular's Licenses, Goodwill and Customer lists were increased by $3.9 million, $0.3 million and $1.2 million, respectively.

        In aggregate, the 2005 acquisitions, divestitures and exchanges increased Licenses by $133.5 million, Goodwill by $28.2 million and Customer lists by $32.7 million.

Pro Forma Operations

        Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2006 to December 31, 2007 had taken place on January 1, 2006, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2007	2006
(Unaudited, dollars in thousands, except per share amounts)
Service revenues	$3,679,595	$3,222,455
Equipment sales revenues	267,045	259,224
Interest expense	84,679	93,876
Net income	$314,677	$174,108
Earnings per share—basic	$3.59	$1.99
Earnings per share—diluted	$3.56	$1.99

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7    LICENSES AND GOODWILL

        Changes in U.S. Cellular's licenses and goodwill are primarily the result of acquisitions, divestitures and impairments of its licenses and wireless markets. See Note 6—Acquisitions, Divestitures and Exchanges for information regarding purchase and sale transactions which affected licenses and goodwill. Changes in Licenses and Goodwill in 2007 and 2006 were as follows:

Year Ended December 31,	2007	2006
(Dollars in thousands)
Licenses
Balance, beginning of year	$1,494,327	$1,362,263
Acquisitions(1)	11,096	132,674
Loss on exchange	(20,841)	—
Impairment	(2,136)	—
Other	—	(610)

Balance, end of year	$1,482,446	$1,494,327

(1)
In 2006, includes $127,140 representing payments made to the FCC for licenses with respect to which Barat Wireless was the high bidder in Auction 66. See Note 6—Acquisitions, Divestitures and Exchanges for more information related to Barat Wireless.

Year Ended December 31,	2007	2006
(Dollars in thousands)
Goodwill
Balance, beginning of year	$485,452	$481,235
Additions	5,864	4,118
Other	—	99

Balance, end of year	$491,316	$485,452

        Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. U.S. Cellular performs the annual impairment review on licenses and goodwill during the second quarter of its fiscal year. In 2007, the impairment review indicated that there was an impairment of licenses totaling $2.1 million; the loss is included in Depreciation, amortization and accretion on the Consolidated Statements of Operations. These license impairments were related to two of U.S. Cellular's six units of accounting in which operations have not yet begun. The carrying values of licenses associated with these six units of accounting are tested separately from those associated with U.S. Cellular's operating licenses. Fair values for such units of accounting were determined by reference to values established by auctions and other market transactions involving licenses comparable to those included in each specific unit of accounting. There was no impairment of Licenses in 2006, and no impairment of Goodwill in either 2007 or 2006.

        Additionally, as a result of the exchange of licenses with Sprint Nextel discussed in Note 6, Acquisitions, Divestitures and Exchanges, U.S. Cellular recognized a $20.8 million pre-tax loss during the fourth quarter of 2007.

NOTE 8    CUSTOMER LISTS

        Customer lists, which are intangible assets resulting from acquisitions of wireless markets, are amortized based on average customer retention periods using the double declining balance method in

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 8    CUSTOMER LISTS (Continued)

the first year, switching to straight-line over the remaining estimated life. Changes in customer lists in 2007 and 2006 were as follows:

Year ended December 31,	2007	2006
(Dollars in thousands)
Balance, beginning of period	$26,196	$47,649
Acquisitions	1,560	2,042
Impairment	(1,947)	—
Amortization	(10,434)	(23,495)

Balance, end of period	$15,375	$26,196

        U.S. Cellular performs an annual impairment test of customer list balances in the third quarter of its fiscal year. In 2007, such test indicated that the carrying values of certain customer list balances exceeded their estimated fair values and an impairment loss of $1.9 million was recorded; the loss is included in Depreciation, amortization and accretion in the Consolidated Statements of Operations. Fair values were determined based upon a present value analysis of expected future cash flows. There was no impairment of customer lists in 2006.

        Based on the balance of customer lists as of December 31, 2007, amortization expense for the years 2008-2012 is expected to be $7.1 million, $4.7 million, $3.2 million, $0.3 million and $0.1 million, respectively.

NOTE 9    MARKETABLE EQUITY SECURITIES

        Information regarding U.S. Cellular's marketable equity securities is summarized as follows:

(Dollars in thousands)	December 31, 2007	December 31, 2006
Marketable Equity Securities—Current Assets
Vodafone Group Plc 8,964,698 American Depositary Receipts in 2006	$—	$249,039
Rural Cellular Corporation 370,882 Common Shares in 2007	16,352	—

Total Marketable Equity Securities—Current	16,352	249,039
Marketable Equity Securities—Investments
Rural Cellular Corporation 370,882 Common Shares in 2006	—	4,873

Total aggregate fair value	16,352	253,912
Accounting cost basis	334	131,512

Gross unrealized holding gains	16,018	122,400
Deferred income tax liability	(5,884)	(44,855)

Net unrealized holding gains	10,134	77,545
Derivative instruments, net of tax	—	2,837

Accumulated other comprehensive income	$10,134	$80,382

        U.S. Cellular and its subsidiaries hold or have held marketable equity securities that are publicly traded and can have volatile movements in share prices. U.S. Cellular and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9    MARKETABLE EQUITY SECURITIES (Continued)

        U.S. Cellular owns 370,882 Common Shares of Rural Cellular Corporation ("RCCC"). The investment in RCCC is the result of a consolidation of several wireless partnerships in which U.S. Cellular subsidiaries held interests into RCCC, and the distribution of RCCC stock in exchange for these interests. On July 30, 2007, RCCC announced that Verizon Wireless has agreed to purchase the outstanding shares of RCCC for $45 per share in cash. The acquisition is expected to close in the first half of 2008. If the transaction closes, U.S. Cellular will receive approximately $16.7 million in cash, recognize a $16.4 million pre-tax gain and cease to own any interest in RCCC.

        At an Extraordinary General Meeting held on July 25, 2006, shareholders of Vodafone approved a Special Distribution of £0.15 per share (£1.50 per ADR) and a Share Consolidation under which every 8 ADRs of Vodafone were consolidated into 7 ADRs. As a result of the Special Distribution which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash; this amount, representing a return of capital for financial statement purposes, was recorded as a reduction in the accounting cost basis of the marketable equity securities. Also, as a result of the Share Consolidation which was effective on July 28, 2006, U.S. Cellular's previous 10,245,370 Vodafone ADRs were consolidated into 8,964,698 Vodafone ADRs.

        The market values of the marketable equity securities held by U.S. Cellular may fall below the accounting cost basis of such securities. If U.S. Cellular determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a loss in the Consolidated Statements of Operations.

        U.S. Cellular entered into a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. The economic hedge risk management objective of the forward contracts was to hedge the value of the securities from losses due to decreases in the market prices of the securities while retaining a share of gains from increases in the market prices of such securities. The downside risk was hedged at or above the accounting cost basis of the securities.

        The forward contracts related to the Vodafone ADRs matured in May 2007. U.S. Cellular elected to deliver 8,815,475 Vodafone ADRs in settlement of the forward contracts and disposed of all 149,223 remaining Vodafone ADRs in connection therewith in exchange for cash proceeds of $4.3 million. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recorded a pre-tax gain of $131.7 million on the settlement of the forward contracts and the disposition of the remaining Vodafone ADRs.

        See Note 14—Long-term Debt and Forward Contracts for additional information related to U.S. Cellular's forward contracts.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10    INVESTMENTS IN UNCONSOLIDATED ENTITIES

        Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2007	2006
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$23,521	$19,190
Goodwill	966	966
Cumulative share of income	587,791	494,372
Cumulative share of distributions	(456,196)	(366,095)

	156,082	148,433
Cost method investments	1,611	1,892

Total investments in unconsolidated entities	$157,693	$150,325

        Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

        Equity in earnings of unconsolidated entities totaled $90.0 million, $93.1 million and $66.7 million in 2007, 2006 and 2005, respectively. U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $71.2 million, $62.3 million and $52.2 million to equity in earnings of unconsolidated entities in 2007, 2006 and 2005, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

        Based primarily on data furnished to U.S. Cellular by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations, of U.S. Cellular's equity method investments:

December 31,	2007	2006
(Dollars in thousands)
Assets
Current	$401,000	$476,000
Due from affiliates	429,000	387,000
Property and other	1,886,000	1,967,000

	$2,716,000	$2,830,000

Liabilities and Equity
Current liabilities	$239,000	$261,000
Deferred credits	97,000	99,000
Long-term debt	12,000	12,000
Long-term capital lease obligations	48,000	45,000
Partners' capital and shareholders' equity	2,320,000	2,413,000

	$2,716,000	$2,830,000

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10    INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Results of Operations
Revenues	$4,498,000	$4,193,000	$3,449,000
Operating expenses	3,076,000	2,903,000	2,413,000

Operating income	1,422,000	1,290,000	1,036,000
Other income, net	32,000	54,000	24,000

Net income	$1,454,000	$1,344,000	$1,060,000

NOTE 11    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment in service and under construction, net of accumulated depreciation, consists of:

December 31,	Useful Lives	2007	2006
(Dollars in thousands)	(Years)
Land	N/A	$25,359	$25,297
Buildings	20	254,650	237,479
Leasehold Improvements	1-30	824,206	740,218
Cell site equipment	6-25	2,374,769	2,329,898
Switching equipment	1-8	803,908	757,183
Office furniture and equipment	3-5	441,762	412,914
Other operating equipment	5-25	271,941	285,009
System development	3-7	250,350	238,347
Work in process	N/A	162,170	94,649

		5,409,115	5,120,994
Accumulated depreciation		(2,814,019)	(2,492,146)

		$2,595,096	$2,628,848

        Depreciation expense totaled $543.1 million, $497.1 million and $444.7 million in 2007, 2006 and 2005, respectively. Amortization expense on system development costs totaled $15.9 million, $27.9 million and $29.4 million in 2007, 2006 and 2005, respectively. Amortization of system development costs decreased in 2007 primarily due to a billing system becoming fully amortized in 2006.

        In 2007, 2006 and 2005, (gain)/loss on asset disposals/exchanges included charges of $34.1 million, $19.6 million and $20.4 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, (gain)/loss on asset disposals/exchanges included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

NOTE 12    ASSET RETIREMENT OBLIGATIONS

        U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 12    ASSET RETIREMENT OBLIGATIONS (Continued)

        During the third quarters of 2007 and 2006, U.S. Cellular performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. As a result of the reviews, the liabilities were revised as follows:

  •
  In 2007, the liabilities were revised to reflect lower estimated cash outflows as a result of lower estimates of removal and restoration costs, primarily related to cell sites, as determined through quoted market prices obtained from independent contractors.

  •
  In 2006, the liabilities were revised to reflect higher estimated costs for removal of radio and power equipment related to cell sites, and estimated retirement obligations for retail stores were revised to reflect a shift to larger stores and slightly higher estimated costs for removal of fixtures.

        These changes are reflected in "Revisions in estimated cash outflows" below.

        Changes in asset retirement obligations during 2007 and 2006 were as follows:

(Dollars in thousands)	2007	2006
Beginning balance	$127,639	$90,224
Additional liabilities accrued	5,974	15,697
Revision in estimated cash outflows	(15,331)	13,415
Acquisition of assets	348	1,237
Disposition of assets	(555)	(164)
Accretion expense	8,769	7,230

Ending balance	$126,844	$127,639

NOTE 13    NOTES PAYABLE

        U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time also have been used to reduce short-term debt.

        U.S. Cellular has a $700 million revolving credit facility available for general corporate purposes. At December 31, 2007, outstanding letters of credit were $0.2 million leaving $699.8 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2007, the one month LIBOR was 4.6% and the contractual spread was 75 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, the related borrowings bear interest at the prime rate less 50 basis points (the prime rate was 7.25% at December 31, 2007). In 2007, U.S. Cellular paid fees at an aggregate annual rate of 0.39% of the total facility. These fees totaled $2.8 million in 2007, $2.3 million in 2006 and $1.0 million in 2005. The credit facility expires in December 2009.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 13    NOTES PAYABLE (Continued)

        Information concerning notes payable is shown in the table below.

Year Ended December 31,	2007	2006
(Dollars in thousands)
Balance at end of year	$—	$35,000
Weighted average interest rate at end of year	N/A	5.96%
Maximum amount outstanding during the year	$60,000	$170,000
Average amount outstanding during the year(1)	$20,000	91,250
Weighted average interest rate during the year(1)	6.03%	5.68%

(1)
The average was computed based on month-end balances.

        U.S. Cellular's interest cost on its revolving credit facility would increase if its current credit rating from Moody's Investor Service ("Moody's") was lowered. However, the credit facility would not cease to be available or accelerate solely as a result of a decline in U.S. Cellular's credit rating. A downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2007, and the dates that such ratings were issued, were as follows:

Moody's (Issued September 20, 2007)	Baa3—outlook stable
Standard & Poor's (Issued June 21, 2007)	BB+—with developing outlook
Fitch Ratings (Issued August 16, 2007)	BBB+—stable outlook

        On September 20, 2007, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible further downgrade.

        On February 13, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BBB- from BBB. The ratings remained on credit watch with negative implications. On April 23, 2007, Standard & Poor's lowered its credit rating on U.S. Cellular to BB+ from BBB-. The ratings remained on credit watch with negative implications. On June 21, 2007, Standard & Poor's affirmed the BB+ rating, and removed the Company from Credit Watch. The outlook is developing.

        On August 16, 2007, Fitch changed its outlook on U.S. Cellular's credit rating to stable from ratings watch negative.

        The financial covenants associated with U.S. Cellular's revolving credit facility require that U.S. Cellular and subsidiaries maintain certain debt-to-capital and interest coverage ratios. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries.

        The maturity date of U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

        The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late with certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the restatements and late filings resulted in defaults under the revolving credit facility. However, U.S. Cellular was not in violation of any covenants that require U.S. Cellular to maintain certain financial ratios, and U.S. Cellular did not fail to make any scheduled payments. U.S. Cellular received waivers from the lenders associated with the revolving credit facility, under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements and late filings. U.S. Cellular

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 13    NOTES PAYABLE (Continued)

believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its revolving credit facility.

NOTE 14    LONG-TERM DEBT AND FORWARD CONTRACTS

        Long-term debt is as follows:

December 31,	2007	2006
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(11,707)	(12,161)

	532,293	531,839
7.5% senior notes, maturing in 2034	330,000	330,000
8.75% senior notes, maturing in 2032	130,000	130,000
Other 9.0% due in 2009	10,000	10,000

Total long-term debt	$1,002,293	$1,001,839

Unsecured Notes

        The 6.7% senior notes are due December 15, 2033. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

        The 7.5% senior notes are due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after June 17, 2009, at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

        The 8.75% senior notes are due November 7, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes, in whole or in part, beginning in November 2007 at the principal amount plus accrued interest.

General

        The covenants of the long-term debt obligations place certain restrictions on U.S. Cellular, including restrictions on the ability of its subsidiaries, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions, and sell, consolidate, or merge assets.

        U.S. Cellular believes it was in compliance as of December 31, 2007 with all covenants and other requirements set forth in its long-term debt indentures. On November 6, 2006, U.S. Cellular announced that it would restate certain financial statements which caused U.S. Cellular to be late in certain SEC filings. Before U.S. Cellular filed the foregoing restatements and became current in its SEC filings on or prior to April 23, 2007, the late filings, and the failure to deliver such filings to the trustees of the U.S. Cellular debt indentures on a timely basis, resulted in non-compliance under such debt indentures. However, this non-compliance did not result in an event of default or a default. U.S. Cellular believes that such non-compliance was cured when it became current in its SEC filings on or prior to April 23, 2007. U.S. Cellular has not failed to make and does not expect to fail to make any scheduled payment of principal or interest under such indentures.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14    LONG-TERM DEBT AND FORWARD CONTRACTS (Continued)

        U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

        The annual requirements for principal payments on long-term debt over the next five years are $10.0 million in 2009. No payments are required in the years 2008, 2010, 2011 and 2012.

Forward Contracts

        At December 31, 2006, U.S. Cellular had outstanding variable prepaid forward contracts ("forward contracts") related to its 8,964,698 Vodafone Group Plc ADRs. The $159.9 million principal amount of the forward contracts was accounted for as a loan. The forward contracts contained embedded collars that were bifurcated and received separate accounting treatment in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Vodafone ADRs were pledged as collateral for the forward contracts.

        The economic hedge risk management objective of the forward contracts was to hedge the value of the Vodafone ADRs from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit was hedged at or above the accounting cost basis of the securities.

        Under the terms of the forward contracts, a subsidiary of U.S. Cellular owned the contracted shares and received dividends paid on such contracted shares. The forward contracts, at U.S. Cellular's option, could have been settled in shares of the security or in cash, pursuant to formulas that "collared" the price of the shares. The collars effectively reduced U.S. Cellular's downside limit and upside potential on the contracted shares. The collars were typically contractually adjusted for any changes in dividends on the underlying shares. If the dividend increased, the collar's upside potential was typically reduced. If the dividend decreased, the collar's upside potential was typically increased.

        The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of substantially all of the 8,964,698 Vodafone ADRs pursuant to the formula and then disposed of all remaining Vodafone ADRs. As a result, U.S. Cellular no longer owns any Vodafone ADRs and no longer has any liability or other obligations under the related forward contracts. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares. U.S. Cellular incurred a current tax liability in the amount of $35.5 million at the time of delivery and sale of the shares. See Note 9—Marketable Equity Securities for additional information related to settlement of the forward contracts and disposal of the remaining Vodafone ADRs.

NOTE 15    FINANCIAL INSTRUMENTS AND DERIVATIVES

        Financial instruments are as follows:

	2007		2006
December 31,	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	$204,533	$204,533	$32,912	$32,912
Notes payable	—	—	35,000	35,000
Long-term debt	1,002,293	888,807	1,001,839	1,005,332
Forward contracts	$—	$—	$159,856	$159,856

        The book values of cash and cash equivalents and notes payable approximates fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular's long-term debt was

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 15    FINANCIAL INSTRUMENTS AND DERIVATIVES (Continued)

estimated using market prices for the 6.7% senior notes, the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The book value of the variable rate forward contracts approximates fair value due to the repricing of the instruments on a quarterly basis.

Derivatives

        At December 31, 2006, U.S. Cellular had variable prepaid forward contracts ("forward contracts") in connection with its 8,964,698 Vodafone ADRs. The principal amount of the forward contracts was accounted for as a loan. The collar portions of the forward contracts were accounted for as derivative instruments.

        The forward contracts for the forecasted transactions and hedged items were recorded as assets or liabilities in the Consolidated Balance Sheets at their fair value. The fair value of the derivative instruments was determined using the Black-Scholes model.

        From inception until September 2002, the forward contracts were originally designated as cash flow hedges. U.S. Cellular applied the required accounting for forward contracts designated as cash flow hedges, whereby changes in the fair value of forward contracts are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. However, U.S. Cellular did not de-designate, re-designate, and assess hedge effectiveness when the embedded collars were contractually adjusted for differences between the actual and assumed dividend rate. Consequently, U.S. Cellular concluded that, after the initial contractual adjustment to the embedded collars which occurred in September 2002, the hedges no longer qualified for cash flow hedge accounting and should be accounted for as derivative instruments that did not qualify for cash flow hedge accounting. Accordingly, changes in the fair value of the embedded collars were recorded in the Consolidated Statements of Operations since September 2002.

        Upon settlement of the forward contracts in 2007, the unrealized gain of $2.8 million included in Accumulated other comprehensive income from the inception of the forward contracts until September 2002 was reclassified to the Consolidated Statements of Operations along with the unrealized gain on the Vodafone ADRs delivered to the counterparty or otherwise sold.

        The liability related to these derivatives was $88.8 million at December 31, 2006. This amount is included in Derivative liability in the Consolidated Balance Sheets.

        Fair value adjustments of derivative instruments, all of which matured in May 2007, resulted in losses of $5.4 million and $63.0 million in 2007 and 2006, respectively, and a gain of $45.0 million in 2005. Fair value adjustments of derivative instruments for the period reflect the change in the fair value of the bifurcated embedded collars within the forward contracts related to the Vodafone ADRs not designated as a hedge. See Note 9—Marketable Equity Securities and Note 14—Long-Term Debt and Forward Contracts for additional information related to the forward contracts.

NOTE 16    COMMITMENTS AND CONTINGENCIES

        Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments, are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16    COMMITMENTS AND CONTINGENCIES (Continued)

of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

Lease Commitments

        U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail sites, cell sites and equipment, which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

        U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.5 million and $1.3 million, respectively, as of December 31, 2007 and $0.5 million and $1.7 million, respectively, as of December 31, 2006. The short- and long-term portions of capital lease obligations are included in Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheets.

        As of December 31, 2007, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year are as follows:

(Dollars in thousands)	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
2008	$112,950	22,825	585
2009	98,211	20,604	270
2010	83,761	15,796	169
2011	68,231	10,107	174
2012	47,069	4,257	179
Thereafter	464,475	1,350	1,193

Total	$874,697	74,939	2,570

Less: Amounts representing interest			(721)

Present value of minimum lease payments			1,849
Less: Current portion of obligations under capital leases			(509)

Long-term portion of obligations under capital leases			$1,340

        Rent expense totaled $130.2 million, $116.1 million and $105.8 million in 2007, 2006 and 2005, respectively. Rent revenue totaled $23.8 million, $24.1 million and $15.4 million in 2007, 2006 and 2005, respectively.

Indemnifications

        U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financings with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16    COMMITMENTS AND CONTINGENCIES (Continued)

agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from any litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

        U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC and various state and federal courts. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

NOTE 17    MINORITY INTEREST IN SUBSIDIARIES

        Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement, assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). U.S. Cellular's consolidated financial statements include certain minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLC"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular's mandatorily redeemable minority interests range from 2042 to 2106.

        The settlement value of U.S. Cellular's mandatorily redeemable minority interests was estimated to be $217.1 million at December 31, 2007 and $184.9 million at December 31, 2006. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2007 and 2006, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2007 and 2006, was $44.4 million and $37.4 million, respectively, and is included in Minority Interest on the Consolidated Balance Sheets. The excess of the estimated aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests was primarily due to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under U.S. GAAP. The estimate of settlement value was based on certain factors and assumptions. A change in those factors and assumptions could result in a materially larger or smaller settlement amount.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY

Employee Benefit Plans

        The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2007	2006
Employee stock options and awards	871,493	629,189
Employee Stock Purchase Plan	9,154	3,740

	880,647	632,929

Tax-Deferred Savings Plan

        U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, a TDS Special Common Share fund, or certain unaffiliated funds.

Series A Common Shares

        Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2007, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

        The Board of Directors of U.S. Cellular has authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates on a quarterly basis, primarily for use in employee benefit plans (the "Limited Authorization"). This authorization does not have an expiration date.

        On March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular (the "Additional Authorization") from time to time through open market purchases, block transactions, private transactions or other methods. This authorization was in addition to U.S. Cellular's existing Limited Authorization discussed above, and was scheduled to expire on March 6, 2010. However, because this authorization was fully utilized in connection with the April 4, 2007 accelerated share repurchases discussed below, no further purchases are available under this authorization.

        U.S. Cellular entered into accelerated share repurchase ("ASR") agreements to purchase its shares through an investment banking firm in private transactions. The repurchased shares are held as treasury shares. In connection with each ASR, the investment banking firm purchased an equivalent number of shares in the open-market over time. Each program was required to be completed within two years of the trade date of the respective ASR. At the end of each program, U.S. Cellular received or paid a price adjustment based on the average price of shares acquired by the investment banking firm pursuant to the ASR during the purchase period, less a negotiated discount. The purchase price adjustment could be settled, at U.S. Cellular's option, in cash or in U.S. Cellular Common Shares.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY (Continued)

        Activity related to U.S. Cellular's repurchases of shares through ASR transactions on April 4, July 10 and October 25, 2007, and its obligations to the investment banking firm, are detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Totals
Number of Shares Repurchased by U.S. Cellular(1)	670,000	168,000	168,000	1,006,000
Initial purchase price to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price of initial purchase(2)	$73.22	$96.10	$96.52	$80.93
ASR Settled as of December 31, 2007(3)
Additional amount paid to investment banking firm	$6,485	—	—	$6,485
Final total cost of shares	$55,542	—	—	$55,542
Final weighted average price	$82.90	—	—	$82.90
Number of shares purchased by investment banking firm and settled	670,000	—	—	670,000
Number of Shares Purchased by Investment Banking
Firm for Open ASRs (As of December 31, 2007)	—	63,665	—	63,665
Average price of shares, net of discount, purchased by investment banking firm	—	$85.70	—	$85.70
(Refund due) from investment banking firm for shares purchased through December 31, 2007(4)	—	$(661)	—	$(661)
Equivalent number of shares that would be delivered by investment banking firm based on December 31, 2007 closing price(5)	—	7,861	—	7,861
Settlement of ASRs Subsequent to December 31, 2007(6)
(Refund) paid by investment banking firm	—	$(2,080)	$(2,474)	$(4,554)
Final total cost of shares, less discount plus commission	—	$14,065	$13,741	$27,806
Final weighted average price(2)	—	$83.72	$81.79	$82.76

(1)
The repurchased shares are being held as treasury shares.

(2)
Weighted average price includes any per share discount and commission paid to the investment banking firm.

(3)
The April 4, 2007 ASR was settled in cash on December 18, 2007. The other ASRs were not settled and were open as of December 31, 2007, but were settled in January 2008. See Note (6) below.

(4)
Represents the purchase price adjustment owed to U.S. Cellular by the investment banking firm as of December 31, 2007 for the shares purchased through such date, based on the difference between the price paid per share by U.S. Cellular in connection with the ASR, and the average price paid per share by the investment banking firm, less the discount plus the commission.

(5)
Represents the number of additional U.S. Cellular Common Shares that would need to be delivered by the investment banking firm based on the closing price of $84.10 on December 31, 2007, if U.S. Cellular elected to settle the refund due described in footnote (4) with shares.

(6)
At December 31, 2007, there were 272,335 shares remaining to be purchased by the investment banking firm pursuant to the July 10, 2007 and October 25, 2007 ASRs. Such ASRs both were settled in cash in January 2008. The table above shows the final settlement amounts of such ASRs. Accordingly, since the actual settlement amounts and final total costs are known, no additional information is provided about the sensitivity of such ASRs to a change in the U.S. Cellular stock price as of December 31, 2007.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 18    COMMON SHAREHOLDERS' EQUITY (Continued)

        All of the ASRs were settled in cash and resulted in an adjustment to U.S. Cellular's additional paid-in capital upon the respective settlements.

        U.S. Cellular did not repurchase any Common Shares in 2006 and 2005.

        Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 880,647, 632,929 and 758,509 treasury shares in 2007, 2006 and 2005, respectively.

Accumulated Other Comprehensive Income

        The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

(Dollars in thousands)	2007	2006
Marketable Equity Securities
Balance, beginning of period	$77,545	$41,287
Add (deduct):
Unrealized gains on marketable equity securities	20,825	57,176
Income tax (expense)	(7,647)	(20,918)

Net change in unrealized gains on marketable equity securities	13,178	36,258

Recognized (gain) on sale of marketable equity securities	(127,207)	—
Income tax expense	46,618	—

Net recognized (gain) on marketable equity securities	(80,589)	—

Net change in marketable equity securities	(67,411)	36,258

Balance, end of period	$10,134	$77,545

Derivative Instruments
Balance, beginning of period	$2,837	$2,835
Add (deduct):
Deferred income tax (expense) benefit	—	2

Net change in unrealized gains (losses) on derivative instruments	—	2

Recognized (gain) on settlement of derivative instruments	(4,479)	—
Income tax expense	1,642	—

Net recognized (gain) on settlement of derivatives instruments	(2,837)	—

Net change in derivative instruments	(2,837)	2

Balance, end of period	$—	$2,837

Accumulated Other Comprehensive Income
Balance, beginning of period	$80,382	$44,122
Net change in marketable equity securities	(67,411)	36,258
Net change in derivative instruments	(2,837)	2

Net change in accumulated comprehensive income	(70,248)	36,260

Balance, end of period	$10,134	$80,382

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION

        U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan.

        Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2007, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

        At December 31, 2007, U.S. Cellular had reserved 4,019,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 97,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2007, was 4,116,000. U.S. Cellular currently utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan, restricted stock unit awards and deferred compensation stock unit awards.

        U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 3,100 Common shares of U.S. Cellular stock for issuance as compensation to members of the board of directors who are not employees of U.S. Cellular or TDS.

        On March 7, 2006, the U.S. Cellular Compensation Committee approved amendments to stock option award agreements. The amendments modify current and future options to extend the exercise period until 30 days following (i) the lifting of a "suspension" if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. U.S. Cellular temporarily suspended issuances of shares under the 2005 Long Term Incentive Plan between March 17, 2006 and October 10, 2006, as a consequence of late SEC filings. As required under the provisions of SFAS 123(R), U.S. Cellular evaluated the impact of this plan modification and recognized $1.5 million in stock-based compensation expense in 2006.

        Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods up to four years from the date of grant. Stock options outstanding at December 31, 2007, expire between 2008 and 2017. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

        U.S. Cellular granted 477,000, 559,000 and 760,000 stock options during the years ended December 31, 2007, 2006 and 2005, respectively. U.S. Cellular estimates the fair value of stock options granted using the Black-Scholes valuation model. U.S. Cellular used the assumptions shown in the table below in valuing the options granted in 2007, 2006 and 2005:

	2007	2006	2005
Expected Life	3.1 Years	3.0 Years	3.0 Years
Expected Volatility	22.5% - 25.7%	23.5% - 25.2%	36.5%
Dividend Yield	0%	0%	0%
Risk-free Interest Rate	3.3% - 4.8%	4.5% - 4.7%	3.9%
Estimated Annual Forfeiture Rate	9.6%	4.4%	4.3%

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2007, is presented in the table below:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Stock options:
Outstanding at December 31, 2004	2,856,000	$35.44
(833,000 exercisable)
Granted	760,000	45.68	$13.38
Exercised	(693,000)	33.10		$11,511,000
Forfeited	(185,000)	37.98
Expired	(37,000)	47.44

Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90

Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)
Granted	477,000	74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	$51.65		$45,406,000
(544,000 exercisable)				$24,972,000

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$23.61-$36.99	184,000	5.4	$25.71	182,000	5.4	$25.59
$37.00-$49.99	597,000	6.6	43.16	327,000	6.3	42.52
$50.00-$102.59	618,000	8.7	67.61	35,000	6.0	63.46

	1,399,000	7.4	$51.65	544,000	6.0	$38.21

        The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2007. U.S. Cellular received $10.1 million in cash from the exercise of stock options during 2007.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        A summary of U.S. Cellular nonvested stock options at December 31, 2007 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	1,141,000	$14.06
Granted	477,000	16.74
Vested	(641,000)	14.45
Forfeited	(122,000)	14.82

Nonvested at December 31, 2007	855,000	$15.16

        Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

        U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant, which is not adjusted for any dividends foregone during the vesting period because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Awards granted under this plan prior to 2005 were classified as liability awards due to a plan provision which allowed participants to elect tax withholding in excess of minimum statutory tax rates. In 2005, this provision was removed from the plan and, thus, awards after 2005 have been classified as equity awards (except for awards that may be settled in stock or cash at the option of the recipient, which are classified as liability awards).

        A summary of U.S. Cellular nonvested restricted stock units at December 31, 2007 and changes during the year then ended is presented in the tables that follow:

Liability Classified Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	57,000	$38.65
Vested	(57,000)	38.65

Nonvested at December 31, 2007	—	$—

Equity Classified Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	288,000	$51.54
Granted	137,000	74.09
Vested	(5,000)	73.85
Forfeited	(43,000)	55.45

Nonvested at December 31, 2007	377,000	$58.92

        The total fair values of liability classified restricted stock units that vested during the years ended December 31, 2007, 2006 and 2005 were $4,293,000, $7,620,000 and $2,936,000, respectively. The total fair value of equity classified restricted stock units that vested during 2007 was $520,000.

        Long-Term Incentive Plan—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

        U.S. Cellular estimates the fair value of deferred compensation matching contribution stock units based on the closing market price of U.S. Cellular Common Shares on the date of match. The fair value of such matching contribution stock units is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

        Nonvested deferred compensation stock units represent matched stock units discussed above. A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2007 and changes during the year then ended is presented in the table below:

Deferred Compensation Awards	Number	Weighted Average Grant Date Fair Values
Nonvested at December 31, 2006	2,400	$51.39
Granted	2,600	70.55
Vested	(2,800)	56.36

Nonvested at December 31, 2007	2,200	$67.30

        Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan, eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. U.S. Cellular had reserved 97,000 Common Shares at December 31, 2007, for issuance under this plan. The plan became effective on April 1, 2003 and will terminate on December 31, 2008. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan. The per share cost to each participant in these plans is 85% of the market value of the U.S. Cellular Common Shares, TDS Common Shares or TDS Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the fair market value of the shares on the date of issuance. In 2007 and 2006, U.S. Cellular recognized compensation expense of $124,000 and $39,000 relating to these plans.

        Compensation of Non-Employee Directors—U.S. Cellular issued 700 shares and 1,150 shares in 2007 and 2006, respectively, under its Non-Employee Director Compensation Plan.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

Stock-Based Compensation Expense

        The following table summarizes stock-based compensation expense recognized during 2007 and 2006:

Year Ended December 31,	2007	2006
(Dollars in thousands)
Stock option awards	$7,276	$12,821
Restricted stock unit awards	7,077	7,953
Deferred compensation matching stock unit awards	155	(830)
Awards under employee stock purchase plan	124	39
Awards under non-employee director compensation plan	49	70

Total stock-based compensation, before income taxes	14,681	20,053
Income tax benefit	(5,345)	(7,834)

Total stock-based compensation expense, net of income taxes	$9,336	$12,219

        Stock-based compensation expense totaled $14.7 million and $20.1 million for 2007 and 2006, respectively. Of these amounts, $13.5 million and $19.1 million was recorded in Selling, general and administrative expense and $1.2 million and $1.0 million was recorded in System operations expense.

        As a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular's income before income taxes and minority interest was $7.3 million and $12.8 million lower in 2007 and 2006, respectively, than if it had continued to account for stock-based compensation under APB 25. Similarly, as a result of adopting SFAS 123(R) on January 1, 2006, U.S. Cellular's net income was $4.6 million and $8.1 million lower for 2007 and 2006, respectively, its basic earnings per share was $0.05 and $0.09 lower for 2007 and 2006, respectively, and its diluted earnings per share was $0.05 and $0.09 lower in 2007 and 2006, respectively, than if U.S. Cellular had continued to account for stock-based compensation expense under APB 25.

        For comparison, the following table illustrates the pro forma effect on net income and earnings per share had U.S. Cellular applied the fair value recognition provisions of SFAS 123(R) to its stock-based employee compensation plans for 2005:

(Dollars in thousands, except per share amounts)
Net income, as reported	$154,951
Add: Stock-based compensation expense included in reported net income, net of related tax effects and minority interest	3,963
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects and minority interest	(14,551)

Pro forma net income	$144,363

Earnings per share:
Basic—as reported	$1.79
Basic—pro forma	$1.67
Diluted—as reported	$1.77
Diluted—pro forma	$1.66

        At December 31, 2007, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $13.9 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2007 is expected to be recognized over a weighted average period of 1.5 years.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 19    STOCK-BASED COMPENSATION (Continued)

        Prior to the adoption of SFAS 123(R), U.S. Cellular presented all tax benefits resulting from tax deductions associated with the exercise of stock options by employees as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS 123(R) requires that "excess tax benefits" be classified as cash flows from financing activities in the Consolidated Statements of Cash Flows. For this purpose, the excess tax benefits are tax benefits related to the difference between the total tax deduction associated with the exercise of stock options by employees and the amount of compensation cost recognized for those options. For 2007 and 2006, excess tax benefits of $11.7 million and $2.5 million, respectively, were included in cash flows from financing activities in the Consolidated Statements of Cash Flows pursuant to this requirement of SFAS 123(R).

NOTE 20    SUPPLEMENTAL CASH FLOW DISCLOSURES

        Following are supplemental cash flow disclosures regarding interest paid and income taxes paid and certain noncash transactions:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Interest paid	$84,095	$91,677	$83,558
Income taxes paid	$212,578	$147,743	$57,691
Net assets acquired in exchange of business assets	$—	$—	$106,757

        U.S. Cellular withheld 716,446, 54,537 and 19,147 Common Shares with an aggregate value of $60.0 million, $3.2 million and $0.9 million in 2007, 2006 and 2005, respectively, from employees who exercised stock options or who received a distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings.

NOTE 21    SUBSEQUENT EVENTS

        From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. An FCC auction of spectrum in the 700 megahertz band, designated by the FCC as Auction 73, began on January 24, 2008. U.S. Cellular is participating in Auction 73 indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"), which is participating in Auction 73. A subsidiary of U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless intends to qualify as a "designated entity," and thereby be eligible for bid credits with respect to spectrum purchased in Auction 73.

        In January 2008, U.S. Cellular made capital contributions and advances to King Street Wireless and/or its general partner of $97 million to allow King Street Wireless to participate in Auction 73. King Street Wireless is in the process of developing its long-term business and financing plans. Pending finalization of King Street Wireless' permanent financing plans, and upon request by King Street Wireless, U.S. Cellular may agree to make additional capital contributions and/or advances to King Street Wireless and/or its general partner. U.S. Cellular will consolidate King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless, for financial reporting purposes, pursuant to the guidelines of FIN 46(R), as U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

        FCC anti-collusion rules place certain restrictions on business communications and disclosures by participants in an FCC auction. As noted above, Auction 73 began on January 24, 2008. If certain reserve prices are not met, the FCC will follow Auction 73 with a contingent auction, referred to as Auction 76. For purposes of applying its anti-collusion rules, the FCC has determined that both auctions will be treated as a single auction, which means that, in the event that the contingent auction is needed, the anti-collusion rules would last from the application deadline for Auction 73, which was December 3, 2007, until the deadline by which winning bidders in Auction 76 must make the required down payment.

United States Cellular Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 21    SUBSEQUENT EVENTS (Continued)

The FCC anti-collusion rules place certain restrictions on business communications with other companies and on public disclosures relating to U.S. Cellular's participation in an FCC auction. For instance, these anti-collusion rules may restrict the normal conduct of U.S. Cellular's business and/or disclosures by U.S. Cellular relating to the auctions, which could last 3 to 6 months or more. As of the time of filing this report, Auction 73 was still in progress.

        There is no assurance that King Street Wireless will be successful in the auctions or that acceptable spectrum will be available at acceptable prices in the auction. If King Street Wireless is successful in Auction 73, it may be required to raise additional capital through a combination of additional debt and/or equity financing. In such case, U.S. Cellular may make additional capital contributions to King Street Wireless and/or its general partner to provide additional funding of any licenses granted to King Street Wireless pursuant to Auction 73. The possible amount of such additional capital contributions is not known at this time but could be substantial. In such case, U.S. Cellular may finance such amounts from cash on hand, from borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain such additional financing on commercially reasonable terms or at all.

NOTE 22    RELATED PARTIES

        U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. The majority of these billings are included in U.S. Cellular's selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $121.8 million, $108.9 million and $87.0 million in 2007, 2006 and 2005, respectively.

        U.S. Cellular has a Cash Management Agreement with TDS under which U.S. Cellular may from time to time deposit its excess cash with TDS for investment under TDS' cash management program. Deposits made under the agreement are available to U.S. Cellular on demand and bear interest each month at the 30-day Commercial Paper Rate as reported in The Wall Street Journal, plus 1/4%, or such higher rate as TDS may at its discretion offer on such deposits. In 2007 and 2006, U.S. Cellular did not have deposits with TDS applicable to this agreement. Interest income from such deposits was $16,000 in 2005.

NOTE 23    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.6 million in 2007, $6.9 million in 2006 and $4.7 million in 2005.

        The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the American Stock Exchange.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

        Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

        PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ JOHN E. ROONEY John E. Rooney President and Chief Executive Officer	/s/ STEVEN T. CAMPBELL Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ KENNETH R. MEYERS Kenneth R. Meyers Chief Accounting Officer

Management's Report on Internal Control Over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal control over financial reporting as of December 31, 2007:

  U.S. Cellular did not maintain effective controls over the completeness, accuracy, presentation and disclosure of its accounting for income taxes. Specifically, U.S. Cellular did not have effective controls designed and in place to monitor the difference between the income tax basis and the financial reporting basis of assets and liabilities and reconcile the resulting basis difference to its deferred income tax asset and liability balances. This control deficiency affected deferred income tax asset and liability accounts and income taxes payable. This control deficiency resulted in the restatement of U.S. Cellular's annual consolidated financial statements for 2005, 2004, 2003 and 2002, the interim consolidated financial statements for all quarters in 2005, 2004 and 2003, the interim consolidated financial statements for the first and second quarters of 2006, as well as adjustments, including audit adjustments, to the 2006 third quarter interim consolidated financial statements and the 2006 and 2007 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to U.S. Cellular's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

        As a result of the material weakness identified above, management has concluded that U.S. Cellular did not maintain effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

        The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report which is included herein.

/s/ JOHN E. ROONEY John E. Rooney President and Chief Executive Officer	/s/ STEVEN T. CAMPBELL Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	/s/ KENNETH R. MEYERS Kenneth R. Meyers Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
United States Cellular Corporation

        In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders' equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the completeness, accuracy, presentation and disclosure of its accounting for income taxes existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Report on Internal Control Over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $117,200,000 and $112,000,000 as of December 31, 2007 and 2006, respectively, and equity earnings of $71,200,000, $62,300,000 and $52,200,000, respectively for each of the three years in the period ended December 31, 2007. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

        As described in Notes 1 and 19 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006. Additionally, as discussed in Notes 1 and 4, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 29, 2008

United States Cellular Corporation and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share amounts)
Operating Data
Service revenues	$3,679,237	$3,214,410	$2,827,022	$2,615,163	$2,420,359
Equipment sales	267,027	258,745	203,743	191,255	157,451

Operating revenues	3,946,264	3,473,155	3,030,765	2,806,418	2,577,810
Operating income	396,199	289,896	231,197	162,583	106,532
Equity in earnings of unconsolidated entities	90,033	93,119	66,719	64,161	50,425
Fair value adjustment of derivative instruments	(5,388)	(63,022)	44,977	(15,061)	(47,026)
Gain (loss) on investments	137,987	70,427	(6,203)	25,791	(5,200)
Income before income taxes, minority interest and cumulative effect of accounting change	546,501	313,138	261,347	159,469	44,831
Income before cumulative effect of accounting change	314,734	179,490	154,951	90,749	18,863
Cumulative effect of accounting change, net of tax	—	—	—	—	(14,346)
Net income	$314,734	$179,490	$154,951	$90,749	$4,517
Basic weighted average shares outstanding (000s)	87,730	87,346	86,775	86,244	86,136
Basic earnings (loss) per share from:
Income before cumulative effect of accounting change	$3.59	$2.05	$1.79	$1.05	$0.22
Cumulative effect of accounting change	—	—	—	—	(0.17)

Net income	$3.59	$2.05	$1.79	$1.05	$0.05
Diluted weighted average shares outstanding (000s)	88,481	88,109	87,464	86,736	86,602
Diluted earnings (loss) per share from:
Income before cumulative effect of accounting change	$3.56	$2.04	$1.77	$1.05	$0.22
Cumulative effect of accounting change	—	—	—	—	(0.17)

Net income	$3.56	$2.04	$1.77	$1.05	$0.05
Pro forma(a)
Net income	N/A	N/A	N/A	N/A	$18,863
Basic earnings per share	N/A	N/A	N/A	N/A	$0.22
Diluted earnings per share	N/A	N/A	N/A	N/A	$0.22
Balance Sheet Data
Property, plant and equipment, net	$2,595,096	$2,628,848	$2,553,029	$2,418,861	$2,268,612
Investments
Licenses	1,482,446	1,494,327	1,362,263	1,228,801	1,231,363
Goodwill	491,316	485,452	481,235	454,830	459,168
Marketable equity securities	16,352	253,912	225,387	282,829	260,188
Unconsolidated entities	157,693	150,325	172,093	161,894	172,689
Total assets	5,611,874	5,680,616	5,416,233	5,171,272	4,963,865
Long-term debt (excluding current portion)	1,002,293	1,001,839	1,161,241	1,160,786	1,144,344
Common shareholders' equity	$3,196,156	$2,993,279	$2,741,038	$2,588,116	$2,471,288
Current ratio(b)	1.4	1.0	0.8	1.0	0.7
Return on average equity(c)	10.2%	6.3%	5.8%	3.6%	0.8%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143, Accounting for Asset Retirement Obligations in 2003. Therefore, no pro forma amounts are required in 2007, 2006, 2005 or 2004.

(b)
Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheets.

(c)
Return on average equity is calculated by dividing income (loss) before cumulative effect of accounting change by the average of the beginning and ending common shareholders' equity. These amounts are taken from the Consolidated Statements of Operations and Consolidated Balance Sheets. The result is shown as a percentage.

United States Cellular Corporation and Subsidiaries

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share and per customer amounts)
Market and Customer Statistics
Total number of consolidated markets(a)	218	201	189	175	182
Customers	6,122,000	5,815,000	5,482,000	4,945,000	4,409,000
Total population(b)
Consolidated markets	82,371,000	55,543,000	45,244,000	44,391,000	46,267,000
Consolidated operating markets	44,955,000	44,043,000	43,362,000	39,893,000	39,549,000
Market penetration(c)
Consolidated markets	7.4%	10.5%	12.1%	11.1%	9.5%
Consolidated operating markets	13.6%	13.2%	12.6%	12.4%	11.1%
Net customer additions	301,000	310,000	477,000	627,000	447,000
Postpay churn rate per month(d)
Retail	1.4%	1.6%	1.6%	1.5%	1.6%
Total	1.7%	2.1%	2.1%	N/A	N/A
Average monthly service revenue per customer(e)	$51.13	$47.23	$45.24	$46.58	$47.31
Average monthly local minutes of use per customer	859	704	625	539	422
Operating Statistics
System operations expense per customer per month	$9.96	$9.40	$9.67	$10.23	$11.31
As a percent of service revenues	19.5%	19.9%	21.4%	22.0%	23.9%
Cell sites in service	6,383	5,925	5,428	4,856	4,184
Capital expenditures and system development costs	$565,495	$579,785	$576,525	$636,097	$630,864
General and administrative expense per customer per Month	$14.88	$14.34	$13.08	$13.52	$13.46
Number of full-time equivalent employees	7,837	7,608	7,300	6,725	6,225
Operating income	$396,199	$289,896	$231,197	$162,583	$106,532
Operating income as a percent of service revenues	10.8%	9.0%	8.2%	6.2%	4.4%
Balance Sheet Information
Property, plant and equipment before accumulated Depreciation	$5,409,115	$5,120,994	$4,615,234	$4,104,200	$3,648,013
Investment in licenses and goodwill	1,973,762	1,979,779	1,843,498	1,683,631	1,690,531
Total assets	5,611,874	5,680,616	5,416,233	5,171,272	4,963,865
Total debt outstanding (includes forward contracts)	1,002,293	1,196,695	1,296,241	1,190,786	1,252,344
Common Shares outstanding (000's)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000's)	33,006	33,006	33,006	33,006	33,006
Common shareholders' equity	$3,196,156	$2,993,279	$2,741,038	$2,588,116	$2,471,288
Return on average equity(f)	10.2%	6.3%	5.8%	3.6%	0.8%

(a)
Markets whose results are included in U.S. Cellular's consolidated financial statements.

United States Cellular Corporation and Subsidiaries

FIVE-YEAR STATISTICAL SUMMARY

(b)
Calculated using 2006, 2005 and 2004 Claritas population estimates for 2007, 2006 and 2005, respectively. "Consolidated markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets in which U.S. Cellular provides wireless services to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(c)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets".

(d)
Postpay churn rate per month represents the percentage of the postpay customer base that disconnects service each month. Retail postpay churn rate includes only retail postpay customers; Total postpay churn rate includes both retail and reseller customers. Effective for 2007, consistent with a change in U.S. Cellular's operating practices with its reseller, U.S. Cellular reports reseller customer disconnects as postpay disconnects in the period in which the reseller customers are disconnected by the reseller. Previously, only those reseller customer numbers that were disconnected from U.S. Cellular's network were counted in the number of postpay disconnects; this previous practice reflected the fact that reseller customers could disconnect service without the associated account numbers being disconnected from U.S. Cellular's network if the reseller elected to reuse the customer telephone numbers. The current practice results in reporting reseller customer disconnects on a more timely basis and, compared to the previous practice, results in reporting a higher number of reseller customer additions and disconnects in each period. Using the new operating practice, total postpay churn rate per month for 2007 was 1.7%. On a comparable basis, the total postpay churn rate per month for 2006 and 2005 was estimated to be 2.1% and 2.1%, respectively, versus the previously reported figures of 1.5% and 1.5%, respectively. Information is not reported above for 2004 and 2003 because accurate estimates using the new operating practice are not available. The amounts previously reported for 2004 and 2003 were 1.5% and 1.5%, respectively.

(e)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(f)
Return on average equity is calculated by dividing Income (loss) before cumulative effect of accounting change by the average of the beginning and ending Common shareholders' equity. These amounts are taken from the Consolidated Statements of Operations and Consolidated Balance Sheets. The result is shown as a percentage.

United States Cellular Corporation and Subsidiaries

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
2007
Operating revenues	$934,674	$971,646	$1,015,834	$1,024,110
Operating income(1)(2)	108,523	123,472	100,939	63,265
Fair value adjustment of derivative instruments	12,461	(17,849)	—	—
Gain (loss) on investments	—	131,686	—	6,301
Net income(3)	$74,401	$147,571	$63,555	$29,207
Basic weighted average shares outstanding (000s)	87,882	87,590	87,757	87,691
Diluted weighted average shares outstanding (000s)	88,688	88,410	88,589	88,309
Basic earnings per share	$0.85	$1.68	$0.72	$0.33
Diluted earnings per share	$0.84	$1.67	$0.72	$0.33
Stock price(3)(4)
U.S. Cellular Common Shares
High	$75.25	$91.19	$104.74	$103.51
Low	67.70	71.01	76.17	74.62
Close	$73.45	$90.60	$98.20	$84.10

	Quarter Ended
(Dollars in thousands, except per share amounts)
	March 31	June 30	September 30	December 31
2006
Operating revenues	$836,376	$846,137	$888,523	$902,119
Operating income	70,013	78,911	77,327	63,645
Fair value adjustment of derivative instruments	4,815	(922)	(21,285)	(45,630)
Gain (loss) on investments	—	—	—	70,427
Net income	$39,446	$50,064	$35,875	$54,105
Basic weighted average shares outstanding (000s)	87,213	87,281	87,281	87,645
Diluted weighted average shares outstanding (000s)	87,807	88,083	88,092	88,368
Basic earnings per share	$0.45	$0.57	$0.41	$0.62
Diluted earnings per share	$0.45	$0.57	$0.41	$0.61
Stock price(4)(5)
U.S. Cellular Common Shares
High	$60.00	$64.53	$62.05	$70.42
Low	49.49	56.42	58.60	56.00
Close	$59.36	$60.60	$59.70	$69.59

(1)
During the fourth quarter of 2007, U.S. Cellular began to recognize in its consolidated financial statements the net amount by which funds segregated for future employee health and welfare benefit payments exceeded liabilities for such employee health and welfare benefit obligations. The impact of such recognition increased operating income by $12.6 million in the fourth quarter of 2007. Additionally, U.S. Cellular recorded this net excess funding amount of $12.6 million at December 31, 2007 in accounts receivable—affiliated, since the TDS Benefit Trust is administered by TDS.

(2)
During the fourth quarter of 2007, (Gain) loss on asset disposals/exchanges includes: (a) a $14.6 million loss associated with the results of a physical count of significant cell site and switch assets and the related valuation and reconciliation (See Note 11—Property, Plant and Equipment), and (b) a $20.8 million loss associated with the exchange of spectrum with Sprint Nextel (See Note 6—Acquisitions, Divestitures and Exchanges).

(3)
In the fourth quarter of 2007, U.S. Cellular recorded $4.6 million of income tax expense related to the write-off of deferred tax assets established in prior years for certain partnerships.

(4)
The high, low and closing sales prices of U.S. Cellular's Common Shares as reported by the American Stock Exchange.

(5)
U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

Stock and dividend information

        U.S. Cellular's Common Shares are listed on the American Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2008, U.S. Cellular's Common Shares were held by 331 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

        U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

        See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2007 and 2006.

Stock performance graph

        The following chart graphs U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years in comparison to returns of the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones U.S. Telecommunications Index and the Old Peer Group. The Old Peer Group index was constructed specifically for U.S. Cellular and includes the following telecommunications companies for years 2002 through 2006: ALLTEL Corp., Centennial Communications Corp., Dobson Communications Corp., Sprint Nextel Corp., and U.S. Cellular Corporation. ALLTEL Corp. and Dobson Communications Corp. were excluded from the old peer group index in 2007 as they were acquired by other companies during 2007. As a result of the acquisitions of ALLTEL Corp. and Dobson Communications Corp. in 2007, U.S. Cellular believes that the old peer group it had used previously has too few participants and has selected the Dow Jones U.S. Telecommunications Index, a published industry index for purposes of the performance graph shown below. The Dow Jones U.S. Telecommunications Index is currently composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Citizens Communications Co. (Series B), Embarq Corp., IDT Corp. (Class B), Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

*
Cumulative total return assumes reinvestment of dividends.

	2002	2003	2004	2005	2006	2007
U.S. Cellular	$100	$141.89	$178.90	$197.44	$278.14	$336.13
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
Dow Jones U.S. Telecommunications Index	100	107.33	127.40	122.30	167.35	184.15
Old Peer Group	100	107.69	149.83	154.77	152.43	112.90

        Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in U.S. Cellular Common Shares, S&P 500 Index, the Dow Jones U.S. Telecommunications Index and the Old Peer Group.

United States Cellular Corporation and Subsidiaries

SHAREHOLDER INFORMATION

Investor relations

        Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the About Us/Investor Relations portion of the U.S. Cellular web site (http://www.uscc.com).

        Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Kevin C. Gallagher, Vice President and Corporate Secretary
c/o Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5301
312.630.1935 (fax)
 kevin.gallagher@teldta.com

        General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

Mark A. Steinkrauss, Vice President—Corporate Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
312.592.5384
312.630.1908 (fax)
 mark.steinkrauss@teldta.com

Directors and executive officers

        See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2008 for the 2008 Annual Meeting.

Principal counsel
Sidley Austin LLP, Chicago, Illinois

Transfer agent
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, IL 60602
877.337.1575

Independent registered public accounting firm
PricewaterhouseCoopers LLP

Visit U.S. Cellular's web site at www.uscc.com

About U.S. Cellular®

WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
OH
GA
FL
PA
WV
VA
NC
SC
MD
DE
NJ
NY
VT
NH
ME
MA
CT
RI
U.S. Cellular Corporation Headquarters, Chicago, Illinois
Markets currently in operation
Markets U.S. Cellular has the right to own
Spectrum licensed through limited partnership
Barat Wireless markets from Auction 66
700 MHz owned not operated

All information provided below is as of Dec. 31, 2007.

Strategy

U.S. Cellular is an 81-percent owned business unit of Telephone and Data Systems, Inc., which is traded on the American Stock Exchange under the symbols TDS and TDS.S.

U.S. Cellular is committed to building strong relationships with its customers, communities, and associates.

Customers

U.S. Cellular maintains one of the industry's highest levels of customer satisfaction and loyalty, and consistently ranks at the top of third-party surveys related to customer satisfaction and wireless call quality.

- In 2007, U.S. Cellular received its fourth consecutive ranking of **Highest Call Quality Performance Among Wireless Cell Phone Users in North Central Region** in J.D. Power and Associates' Wireless Call Quality Performance Study℠
- Voted **top contract/postpay wireless provider** in 2007 by readers of *PC Magazine*

Communities

Associates

U.S. Cellular's 8,400 associates are committed to satisfying our customers by providing excellent customer service.

- Ninety-seven percent of associates participated in our 2007 Culture Survey (conducted annually), and 99 percent of those who participated agreed that "Serving Customers is My Highest Priority"

Diversity

U.S. Cellular

Headquarters

United States Cellular Corporation
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
Phone: 773.399.8900
Fax: 773.399.8936
www.uscellular.com

Shareholder Information

For inquiries concerning lost, stolen or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, please contact:

For U.S. Cellular annual reports, Securities and Exchange Commission filings, press releases, and other investor information, please visit the Investor Relations section of www.uscellular.com.

For general investment inquiries, please contact:

Mark A. Steinkrauss
Vice President–Corporate Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, IL 60602
Phone: 312.592.5384
Fax: 312.630.1908
mark.steinkrauss@teldta.com

Principal counsel
Sidley Austin LLP

Independent registered public accounting firm
PricewaterhouseCoopers LLP

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT AND IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 20, 2008
UNITED STATES CELLULAR CORPORATION
VOTING INFORMATION
PROPOSAL 1 ELECTION OF DIRECTORS
CORPORATE GOVERNANCE
PROPOSAL 2 AMENDMENT OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
PROPOSAL 3 2009 EMPLOYEE STOCK PURCHASE PLAN
DESCRIPTION OF PLAN
FEDERAL INCOME TAX CONSEQUENCES
PROPOSAL 4 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FEES PAID TO PRINCIPAL ACCOUNTANTS
AUDIT COMMITTEE REPORT
EXECUTIVE OFFICERS
EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Committee Report
Summary Compensation Table
Grants of Plan-Based Awards
Outstanding Equity Awards at Fiscal Year-End
Option Exercises and Stock Vested
Nonqualified Deferred Compensation
Compensation of Directors
Director Compensation
Compensation Committee Interlocks and Insider Participation
Other Relationships and Related Transactions
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING
SOLICITATION OF PROXIES
FINANCIAL INFORMATION
OTHER BUSINESS
  Exhibit A
ESTABLISHMENT OF STOCK OPTION COMPENSATION COMMITTEE
  Exhibit B
APPENDIX I
  Exhibit 13
United States Cellular Corporation and Subsidiaries
United States Cellular Corporation and Subsidiaries Management's Discussion and Analysis of Financial Condition and Results of Operations
United States Cellular Corporation and Subsidiaries Consolidated Statements of Operations
United States Cellular Corporation and Subsidiaries Consolidated Statements of Cash Flows
United States Cellular Corporation and Subsidiaries Consolidated Balance Sheets—Assets
United States Cellular Corporation and Subsidiaries Consolidated Balance Sheets—Liabilities and Shareholders' Equity
United States Cellular Corporation and Subsidiaries Consolidated Statements of Common Shareholders' Equity
United States Cellular Corporation and Subsidiaries Notes to Consolidated Financial Statements
  REPORTS OF MANAGEMENT
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
United States Cellular Corporation and Subsidiaries SELECTED CONSOLIDATED FINANCIAL DATA
United States Cellular Corporation and Subsidiaries FIVE-YEAR STATISTICAL SUMMARY
United States Cellular Corporation and Subsidiaries CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)